As filed with the Securities and Exchange Commission on May 13, 2019

Registration No. 333-226645

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RATTLER MIDSTREAM LP

(formerly known as Rattler Midstream Partners LP)

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	83-1404608
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

500 West Texas Avenue

Suite 1200

Midland, Texas 79701

(432) 221-7400

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Teresa L. Dick

Chief Financial Officer

515 Central Park Drive

Suite 500

Oklahoma City, Oklahoma 73105

(405) 463-6900

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Seth R. Molay, P.C. Akin Gump Strauss Hauer & Feld LLP 2300 N. Field Street, Suite 1800 Dallas, TX 75201 (214) 969-4780	John Goodgame Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, TX 77002 (713) 220-8144	J. Michael Chambers John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Common Unit(2)	Estimated Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(3)(4)
Common units representing limited partner interests	38,333,333	$19	$728,333,327	$88,274

(1)	Includes 5,000,000 common units that may be sold if the option to purchase additional common units granted by us to the underwriters is exercised in full.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(3)	Includes the offering price of any additional common units that the underwriters have the option to purchase.
(4)	Includes $12,450 previously paid in connection with the filing of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2019

PRELIMINARY PROSPECTUS

Rattler Midstream LP

33,333,333 Common Units

Representing Limited Partner Interests

This is the initial public offering of common units representing limited partner interests in Rattler Midstream LP. We are offering 33,333,333 common units in this offering. Prior to this offering, there has been no public market for our common units.

We expect that the initial public offering price will be between $16 and $19 per common unit. We have applied to list our common units on The Nasdaq Global Select Market, or Nasdaq, under the symbol “RTLR.” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income and distributions we make to holders of our common units will be taxable as ordinary dividend income to the extent of our current and accumulated earnings and profits as computed for U.S. federal income tax purposes.

Investing in our common units involves risk. Please read “Risk Factors” beginning on page 30.

These risks include the following:

•

We derive substantially all of our revenue from Diamondback Energy, Inc., or Diamondback. If Diamondback changes its business strategy, alters its current drilling and development plan on our dedicated acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, produced water or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders would be materially and adversely affected.

•	Our cash flow will be entirely dependent upon the ability of our subsidiary, Rattler Midstream Operating LLC, to make cash distributions to us.

•

We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units.

•

Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our common unitholders.

•	Common unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

•	Our partnership agreement restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Unitholders will experience immediate and substantial dilution in pro forma net tangible book value of $10.82 per common unit.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discount(1)	$	$
Proceeds to Rattler Midstream LP (before expenses)	$	$

(1)	We refer you to “Underwriting” beginning on page 199 of this prospectus for additional information regarding underwriting compensation.

The underwriters may purchase up to an additional 5,000,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                      , 2019 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Credit Suisse	BofA Merrill Lynch	J.P. Morgan
Barclays		Citigroup
Goldman Sachs & Co. LLC		Wells Fargo Securities

Senior Co-Managers

Capital One Securities	Scotia Howard Weil
SunTrust Robinson Humphrey	UBS Investment Bank

Co-Managers

Evercore ISI	Morgan Stanley	RBC Capital Markets
Simmons Energy | A Division of Piper JaffraySM		Tudor, Pickering, Holt & Co.
Raymond James	Seaport Global Securities	Northland Capital Markets
PNC Capital Markets LLC	TD Securities

Prospectus dated                      , 2019

i

ii

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Industry and Market Data

The data included in this prospectus regarding the midstream industry, including descriptions of trends in the market, are based on a variety of sources, including independent industry publications, government publications and other published independent sources and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in our industry. Although we have not independently verified the accuracy or completeness of the third party information included in this prospectus, based on management’s knowledge and experience, we believe that the third party sources are reliable and that the third party information included in this prospectus or in our estimates is accurate and complete as of the dates presented.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common units. You should carefully read the entire prospectus, including “Risk Factors” and the historical and unaudited pro forma financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $17.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and (ii)  that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” beginning on page 30 for more information about important factors that you should consider before purchasing our common units.

References in this prospectus to “our predecessor,” “we,” “our,” “us” or like terms when used in a historical context refer to the assets and interests owned by Rattler LLC (as defined below) at the closing of this offering. When used in the present tense or prospectively, “the partnership,” “we,” “our,” “us” or like terms refer to Rattler Midstream LP (formerly Rattler Midstream Partners LP) and its subsidiaries, including Rattler LLC, after giving effect to the transactions that will occur at the closing of this offering. Except where expressly noted otherwise, references in this prospectus to “our sponsor” or “Diamondback” refer to Diamondback Energy, Inc. (Nasdaq: FANG) and its subsidiaries other than Rattler Midstream LP and its subsidiaries (including Rattler LLC). References in this prospectus to “Rattler LLC” refer to Rattler Midstream Operating LLC (formerly Rattler Midstream LLC). References in this prospectus to “our general partner” refer to Rattler Midstream GP LLC, a wholly-owned subsidiary of Diamondback. Upon completion of this offering, we will own an approximate 22% controlling managing member interest in Rattler LLC (or an approximate 25% controlling managing member interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units) and we will consolidate Rattler LLC in our financial statements. Unless otherwise specifically noted, financial results and operating data are shown on a 100% basis and are not adjusted to reflect Diamondback’s non-controlling interest in Rattler LLC. References in this prospectus to “our executive officers” and “our directors” refer to the executive officers and directors of our general partner, respectively. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Terms” beginning on page C-1 of this prospectus.

Rattler Midstream LP

Overview

We are a growth-oriented Delaware limited partnership formed in July 2018 by Diamondback to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian Basin, or the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream company focused on the Midland and Delaware Basins. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. As of March 31, 2019, the assets Diamondback has contributed to us include a total of 781 miles of pipeline across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 2.720 MMBbl/d of permitted saltwater disposal, or SWD, capacity, 575,000 Bbl/d of fresh water gathering capacity, 80,000 Mcf/d of natural gas compression capability and 150,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we own equity interests in two long-haul crude oil pipelines, which, upon completion, will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback’s growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our general partner’s management team consists of members of the management teams of Diamondback and the general partner of Viper Energy Partners LP (Nasdaq: VNOM), or Viper. We will elect to be treated as a corporation for tax purposes because we expect that such treatment will expand the potential investor base for our units and will provide our unitholders with more liquidity and improve, if necessary, our access to capital. Unlike some traditional midstream entity structures, we do not have incentive distribution rights or subordinated units, so the economic interests of our common unitholders and our sponsor are aligned. We believe that our relationship with Diamondback and our common strategic and operational interests differentiate us in the public midstream sector and provide the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally. Immediately following this offering, we will have no outstanding indebtedness, and we do not plan on accessing the capital markets to fund our current organic growth opportunities.

We are Diamondback’s primary provider of midstream gathering and water-related services and are integral to Diamondback’s strategy of being a premier, low-cost, high-growth operator that can grow production at industry leading rates within cash flow. Each of our operating agreements contains a 15-year acreage dedication, or, collectively, the Acreage Dedication, from Diamondback that spans a total of approximately 426,000 gross acres across all service lines on Diamondback’s core leasehold in the Permian (a total of approximately 222,000 gross acres in the Midland Basin and a total of approximately 204,000 gross acres in the Delaware Basin). In this prospectus, we refer to the aggregate acreage subject to the Acreage Dedication as the Dedicated Acreage. We entered into commercial agreements with Diamondback that have initial terms ending in 2034. The fees charged under these agreements are based on market prevailing rates at the time of their implementation with annual escalators (subject to potential adjustment by regulators). These fixed-fee contracts, along with Diamondback’s strong well economics, extensive horizontal drilling inventory and low-cost operating model, minimize our direct exposure to commodity prices while providing us with stable and predictable cash flow over the long-term. In February 2019, we acquired a 10% equity interest in the EPIC Crude Oil Pipeline, which we refer to as EPIC or the EPIC project, and a 10% equity interest in the Gray Oak Pipeline, which we refer to as Gray Oak or the Gray Oak project. Once the EPIC and Gray Oak projects are operational, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady, oil-weighted cash flow stream. We anticipate that each of the EPIC and Gray Oak pipelines will begin interim operations in the second half of 2019, and commence full commercial operations in the first quarter of 2020. These pipelines will also provide Diamondback with long-term long-haul transportation capacity for a portion of its Delaware and Midland Basin crude oil production.

Diamondback commenced operations in December 2007 with the acquisition of 4,174 net acres in the Midland Basin. By May 2016, through a series of subsequent acquisitions, Diamondback had built a pure play Midland Basin position of approximately 85,000 net acres. In 2016, Diamondback entered the Delaware Basin through two acreage acquisitions totaling 95,499 net acres. In addition, on October 31, 2018, Diamondback acquired 25,493 net acres in the Midland Basin from Ajax Resources, LLC, which we refer to as the Ajax acquisition, and, on November 29, 2018, subsequently acquired approximately 89,000 and 90,000 net acres in the Delaware and Midland Basin, respectively, in connection with Diamondback’s acquisition of Energen Corporation, which we refer to as the Energen acquisition.

Our midstream operations in the Midland and Delaware Basins were established to service Diamondback’s growing production and related need for midstream infrastructure to ensure reliable, low-cost, efficient development and operational flexibility. Our wholly-owned midstream system was built on Diamondback’s Delaware Basin acreage. This opportunity complemented Diamondback’s strategy to build a sizable and scalable Delaware Basin position with contiguous acreage to create economies of scale, control the value chain on its leasehold, maintain its position as a low-cost Permian operator and avoid the transportation of liquids by truck. Our Delaware Basin midstream infrastructure provides the ability to flow fresh water to the majority of Diamondback’s Delaware Basin leasehold, providing Diamondback flexibility related to drilling, completion and production plans throughout the field. We expect Diamondback will continue to be an active driller in the Delaware Basin and will create significant production growth as a result. Additionally, we believe that the quality of Diamondback’s underlying acreage will help ensure continued development even with lower commodity prices. As of December 31, 2018, only 345 of Diamondback’s approximately 5,407 gross wells in its Delaware Basin drilling inventory had been developed, but our currently existing infrastructure in the Delaware Basin already has enough capacity to provide midstream services for substantially all of Diamondback’s currently anticipated development.

Our midstream infrastructure systems have been designed, built and acquired to offer the scale and services to accommodate Diamondback’s full field development plan and are expected to directly benefit from Diamondback’s proven ability to execute on its operational plan and grow its crude oil and natural gas production. Our assets were recently constructed, require minimal incremental capital expenditures and, as of March 31, 2019, have the ability to transport a total of approximately 232,000 Bbl/d of crude oil, 575,000 Bbl/d of fresh water and 150,000 Mcf/d of natural gas, as well as provide 80,000 Mcf/d of natural gas compression and 2.720 MMBbl/d of SWD. We believe that our status as Diamondback’s primary provider of midstream services will generate strong free cash flow that we can use to fund our capital programs and return capital to unitholders through distributions, positioning us as a leading, high-growth, self-funding midstream services provider. We also believe that the combination of our midstream assets and the firm crude oil takeaway capacity on the EPIC and Gray Oak projects will provide Diamondback critical access to a vital long-haul takeaway solution for its planned development on its existing acreage in the Permian. Once these pipelines are operational, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. We anticipate that each of the EPIC and Gray Oak pipelines will begin interim operations in the second half of 2019, and commence full commercial operations in the first quarter of 2020. Our strategy of proactively creating an outlet for Diamondback’s growing production will drive increased volumes through our midstream systems and increase our free cash flow generation capabilities.

Diamondback Energy, Inc.

Diamondback is an independent crude oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore crude oil and natural gas reserves in the Permian in west Texas. This basin, which is one of the most prolific oil producing areas in the world, is characterized by an extensive production history, a favorable operating environment, long reserve life, multiple producing horizons, enhanced recovery potential and a large number of operators. Diamondback is listed on Nasdaq under the symbol “FANG” and had a market capitalization of approximately $17 billion as of March 31, 2019.

Diamondback began operations in December 2007 with its acquisition of 4,174 net acres in the Permian. Since its formation, Diamondback has made several accretive acquisitions, including the Ajax acquisition and the Energen acquisition in 2018. As of March 31, 2019, Diamondback’s total position in the Permian was approximately 479,000 net acres (200,000 net acres in the Midland Basin, 163,000 net acres in the Delaware Basin and 116,000 net acres in other areas of the Permian). In addition, Viper owns mineral interests underlying approximately 15,469 net royalty acres, primarily in the Midland and Delaware Basins, of which approximately 37% are operated by Diamondback. Diamondback owns Viper Energy Partners GP LLC, the general partner of Viper, and approximately 54% of the limited partner interests in Viper. Our structure as a partnership that will elect to be treated as a corporation for tax purposes will be similar to that of Viper. From their first full years as public companies in 2012 and 2014, respectively, through year end 2018, Diamondback’s and Viper’s production increased by a compound annual growth rate, or CAGR, of 88% and 54%, respectively, and proved reserves increased by a CAGR of 71% and 36%, respectively. Despite low commodity prices over the last two years (average crude oil price of approximately $51 per barrel in 2017 and approximately $65 per barrel in 2018), Diamondback grew its year-over-year production by 84% in 2017 and 65% in 2018 due to its peer leading operating metrics as evidenced by its cash operating costs of $8.33 per Boe over the same two-year period.

Diamondback Acquisition Track Record (2012 - Q1 2019)

The graph below shows Diamondback’s net Midland and Delaware Basin production and drilling activity from the quarter ended March 31, 2015 through the quarter ended December 31, 2018, and demonstrates the impact that its horizontal drilling program has had on its Midland and Delaware Basin production. A number of factors impact Diamondback’s production and drilling activity, including the number of drilling rigs that Diamondback operates on its acreage. See “Risk Factors—Risks Related to Our Business.”

Diamondback and Viper Net Production and Cumulative Wells Drilled(1)

(1)	Viper not included in cumulative wells drilled. Viper and Diamondback production includes non-operated production.

As of December 31, 2018, Diamondback had identified approximately 10,000 gross economic potential horizontal drilling locations at $60 per barrel of oil, and the table below shows that the significant majority of those locations may remain economic at materially lower oil prices. Moreover, we believe that Diamondback’s location estimate is conservative relative to peer Permian operator spacing assumptions and there is still significant resource upside from additional zone delineation, downspacing and optimization of estimated ultimate recoveries, or EURs, through advanced drilling and completion techniques. Approximately 58% of

Diamondback’s gross identified economic potential horizontal drilling locations at December 31, 2018 had lateral lengths of at least 7,500 feet, with approximately 3,550 drilling locations in the Midland Basin and 2,768 drilling locations in the Delaware Basin.

Diamondback’s Horizontal Drilling Locations at Various Crude Oil Prices as of December 31, 2018

	Assumed crude oil price ($ / Bbl)(1)
Gross well count	$40.00	$50.00	$55.00	$60.00

Midland	2,639	4,530	5,231	5,479
Delaware	2,334	4,173	4,615	4,758

Total	4,973	8,703	9,846	10,237

Implied rig years(2)	17	29	33	34

(1)	Locations assumed to be economic at $3 per Mcf of natural gas and a 10% internal rate of return.
(2)	Assuming Diamondback completes 300 gross wells per year while running approximately 21 rigs in 2019.

As of December 31, 2018, Diamondback’s estimated proved crude oil and natural gas reserves were 992 MMBoe (approximately 65% proved developed producing). As of December 31, 2018, Diamondback’s estimated proved reserves were approximately 63% oil, 18% natural gas and 19% natural gas liquids, all in the Permian.

Diamondback produced, on average on a consolidated basis, 262.6 MBoe/d, in the Permian during the three months ended March 31, 2019, with 68% of such volumes being crude oil. Our midstream operations in the Delaware Basin were established to service Diamondback’s growing production associated with its horizontal drilling program. Since our predecessor’s operations began in 2016, Diamondback’s overall horizontal production in the Delaware Basin has grown from an average of 0.307 net MBoe/d for the year ended December 31, 2016 to 89.4 net MBoe/d for the three months ended March 31, 2019; an increase of 28,973%.

The table below shows Diamondback’s Permian drilling activities for the periods presented.

	Year Ended December 31,			Three Months Ended March 31, 2019
	2016	2017	2018
Midland Basin
Number of wells completed	62	104	117	54
Approximate average lateral feet per horizontal well	8,378	9,328	9,394	9,964
Operated production (MBoe/d)	33.6	53.2	77.3	136.6
Delaware Basin
Number of wells completed	—	19	59	28
Approximate average lateral feet per horizontal well	—	7,306	9,187	8,986
Operated production (MBoe/d)	0.3	11.8	31.1	89.4
Total Permian (Midland and Delaware Basins)
Number of wells completed	62	123	176	82
Approximate average lateral feet per horizontal well	8,378	9,016	9,325	9,630
Operated production (MBoe/d)	33.9	64.9	108.4	225.9
Viper production (MBoe/d)	6.4	11.0	17.3	19.0
Nonoperated/other production (MBoe/d)	2.7	3.3	4.8	17.7
Consolidated production (MBoe/d)	43.0	79.2	130.4	262.6

Management believes that Diamondback is an operational and cost leader in the Permian with a track record of achieving robust production growth within cash flow and, beginning in 2018, was at the forefront of returning cash to shareholders through dividends. As of March 31, 2019, Diamondback was targeting over 26% annual production growth in 2019 and believed its asset base could support growth for multiple years at current commodity prices.

In connection with the completion of this offering, we will (i), in exchange for a $1.0 million cash contribution from Diamondback, issue 113,181,819 Class B Units and the right to receive additional Class B Units to the extent the underwriters do not exercise their option to purchase additional common units to Diamondback, representing an aggregate 78% voting limited partner interest in us (or an aggregate 75% voting limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a general partner interest in us to our general partner, in exchange for a $1.0 million cash contribution from our general partner, and (iii) cause Rattler LLC to use all of the net proceeds from this offering to make a distribution of approximately $546 million to Diamondback. Diamondback, as the holder of the Class B Units, and the general partner, as the holder of the general partner interest, are entitled to receive cash preferred distributions equal to 8% per annum on the outstanding amount of their respective $1.0 million capital contributions, payable quarterly. Please read “—The Offering,” “Use of Proceeds,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates,” “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our Assets

As of March 31, 2019, we own and operate a total of 781 miles of crude oil gathering pipelines, natural gas gathering pipelines and a fully integrated water system on acreage that overlays Diamondback’s seven core Midland and Delaware Basin development areas, which are characterized as areas with high concentrations of wells and undeveloped drilling locations with at least one bench with an EUR in excess of one million barrels of oil equivalent for a 7,500-foot lateral per type curves approved by Diamondback’s independent reserve engineer. Our water system sources and distributes fresh water for use in drilling and completion operations and collects flowback and produced water, which we refer to collectively as saltwater, for recycling and disposal. We also own a 10% equity interest in each of the EPIC and Gray Oak projects, long-haul crude oil pipelines under development that we expect, following commencement of operations, will provide us with a steady, oil-weighted cash flow stream. These pipelines will also provide Diamondback with long-term long-haul transportation capacity for a portion of its Delaware and Midland Basin crude oil production. These pipelines will provide Diamondback a total takeaway capacity of up to 200,000 Bbl/d.

The transportation of water and hydrocarbon volumes away from the producing wellhead is paramount to ensuring the efficient operations of a crude oil or natural gas well. To facilitate this transportation, our midstream infrastructure was built to include a network of gathering pipelines that collect and transport crude oil, natural gas, fresh water and produced water from Diamondback’s operations in the Midland and Delaware Basins. These assets are predominately located in Pecos, Reeves, Ward, Midland, Howard, Andrews, Martin and Glasscock Counties and have a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 150,000 Mcf/d of natural gas gathering capacity, 80,000 Mcf/d of natural gas compression capability, 2.720 MMBbl/d of SWD capacity and 575,000 Bbl/d of fresh water gathering capacity as of March 31, 2019.

Crude oil and natural gas gathering and transportation assets

As of March 31, 2019, our crude oil and natural gas gathering system covers a total of approximately 274 miles. As of March 31, 2019, we have a total of approximately 133 miles of crude oil pipelines, 232,000 Bbl/d of crude oil gathering capacity, 79,000 Bbl of crude oil storage, 141 miles of natural gas pipelines, 150,000 Mcf/d of natural gas gathering capacity and 80,000 Mcf/d of natural gas compression capability. Our crude oil and natural gas gathering and transportation system is purpose built with firm capacity on intermediary pipelines providing connections to long-haul pipelines that terminate on the Texas Gulf Coast. Our crude oil and natural gas gathered volumes averaged 84.7 MBoe/d for the quarter ended March 31, 2019. For the year ended December 31, 2018, our crude oil and natural gas gathered volumes averaged approximately 53.9 MBoe/d. Our Acreage Dedication along with our commercial agreements and operating footprint will allow us to capture the majority of the incremental production volumes associated with Diamondback’s horizontal drilling program.

Saltwater gathering and disposal assets

Crude oil and natural gas cannot be produced without significant produced water transport and disposal capacity given the high water volumes produced alongside the hydrocarbons. Produced water volumes are of particular importance in the Delaware Basin where the average well produces four to six barrels of water for every one barrel of crude oil while the average Midland Basin well produces one to two barrels of water for every one barrel of crude oil. At the well site, crude oil and produced water are separated to extract the crude oil for sale and the produced water for proper disposal and recycling. As of March 31, 2019, we own strategically located produced water gathering pipeline systems spanning a total of approximately 414 miles that connect approximately 2,500 crude oil and natural gas producing wells to our SWD well sites. As of March 31, 2019, we have a total of 123 SWD wells with an aggregate capacity of 2.720 MMBbl/d located across the Midland and Delaware Basins. Diamondback has instituted a program in its operations in the Delaware Basin and Spanish Trail acreage in the Midland Basin to use treated water for 10% to 30% of the water used during completion operations, which may be between 5,500 and 16,500 Bbl/d per completion crew operating in each field, as Diamondback traditionally uses 55,000 Bbl/d per completion crew. We expect to realize increased margins for SWD as a result of this recycling program.

Fresh water sourcing and distribution assets

Our fresh water sourcing and distribution system, with storage capacity of 50.7 MMBbl as of March 31, 2019, is critical to Diamondback’s completion operations, and distributes water from fresh water wells sourced from the Capitan Reef formation, Edwards-Trinity, Pecos Alluvium and Rustler aquifers in the Permian. Our fresh water system consists of a combination of permanent buried pipelines, portable surface pipelines and fresh water storage facilities, as well as pumping stations to transport the fresh water throughout the pipeline network. To the extent necessary, we will move surface pipelines to service completion operations in concert with Diamondback’s drilling program. Having access to fresh water sources is an important element of the hydraulic fracturing process in the Delaware Basin because modern completion methods require significantly more fresh water relative to the Midland Basin. To hydraulically fracture a 10,000 foot well, Diamondback currently estimates that approximately 425,000 barrels of water are required in the Midland Basin and approximately 650,000 barrels of water are required in the Delaware Basin. Because hydraulic fracturing relies on substantial volumes of fresh water, we believe our fresh water distribution services will be in high demand as Diamondback proceeds with its full field development plan over the next several years.

The following table provides information regarding our gathering, compression and transportation system as of March 31, 2019 and utilization for the quarter ended March 31, 2019.

Pipeline Infrastructure Assets

(miles)	Delaware Basin	Midland Basin	Permian Total
Crude oil	90	43	133
Natural gas	141	—	141
SWD	221	193	414
Fresh water	26	67	93

Total	478	303	781

(capacity/capability)	Delaware Basin	Midland Basin	Permian Total	Utilization
Crude oil (Bbl/d)	176,000	56,000	232,000	32.1%
Natural gas compression (Mcf/d)	80,000	—	80,000	65.6%
Natural gas pipeline (Mcf/d)	150,000	—	150,000	28.4%
SWD (MMBbl/d)	1.327	1.393	2.720	26.1%
Fresh water (Bbl/d)	120,000	455,000	575,000	62.7%

Throughput Volumes

The following table provides information regarding our throughput volumes for the three months ended March 31, 2019.

(throughput)	Three Months Ended March 31, 2019
Crude oil gathering volumes (Bbl/d)	74,567
Natural gas gathering volumes (MMBtu/d)	60,534
Saltwater services volumes (Bbl/d).	711,198
Fresh water services volumes (Bbl/d)	352,603

Investments in long-haul crude oil pipelines

We own a 10% equity interest in the EPIC project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting approximately 600,000 Bbl/d, which, with the installation of additional pumps and storage, can be increased to approximately 900,000 Bbl/d, from the Permian and the Eagle Ford Shale to Corpus Christi, Texas. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

We also own a 10% equity interest in the Gray Oak project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting 900,000 Bbl/d from the Permian and the Eagle Ford Shale to points along the Texas Gulf Coast, including a marine terminal connection in Corpus Christi, Texas. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

Once these projects are operational, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. We anticipate that each of the EPIC and Gray Oak pipelines will begin interim operations in the second half of 2019, and commence full commercial operations in the first quarter of 2020. These long-haul crude oil pipelines will terminate in the refinery-dense, export-focused Texas Gulf Coast market, allowing Diamondback access to premium Texas Gulf Coast pricing as opposed to discounted local pricing at Midland, Texas.

Permian Overview

The Permian is one of the most prolific crude oil and natural gas basins in the world and spans approximately 75,000 square miles across west Texas and southeast New Mexico, encompassing several sub-basins, including the Midland Basin and the Delaware Basin. The Permian has a history of over 90 years of conventional crude oil and natural gas production and is characterized by high crude oil and liquids rich natural gas, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. The region has produced over 29 billion barrels of oil and 75 trillion cubic feet of natural gas, with remaining reserve estimates significantly exceeding these totals with the addition of shale resources. Unconventional shale development has led to the resurgence in development activity and Permian crude oil production has tripled from approximately one MMBbl/d to three MMBbl/d over the last ten years, with forecasted growth to over five MMBbl/d by the end of 2022.

Remaining Resources by Play and WTI Breakeven – Top Oil-Weighted U.S. Basins(2)

(1)	Permian total includes only resources in the Delaware and Midland Basins.
(2)	Locations assumed to be economic at $3 per Mcf of natural gas and a 10% internal rate of return.

The Permian has a gross hydrocarbon column thickness of up to 3,800 feet, with multiple prospective unconventional reservoir targets across the basin. The “stacked-pay” nature of the Permian allows for the development of multiple horizontal wells from a single surface location, creating a “multiplier” effect for operated acreage values and further enhancing individual well economics due to shared infrastructure. In the Delaware Basin, operators are currently targeting up to ten benches in the Wolfcamp, Bone Springs and Avalon formations, while Midland Basin operators currently target up to eight different horizons across the Wolfcamp, Spraberry and Jo Mill formations. At current activity levels, there are more than 50 years of economic inventory remaining at current commodity prices. The Permian enjoys a favorable regulatory and operating environment, particularly in Texas, and features long-lived reserves, consistent geological attributes, high reservoir quality and historically high development success rates. Even during periods of low commodity prices, the Permian experienced significant growth due to high single well rates of return and industry leading breakeven prices below $35 per barrel. The Permian is the most actively developed North American play and, as of April 12, 2019, 58% (423 out of 727 total) of active onshore U.S. horizontal oil rigs were operating in the Permian according to Baker Hughes.

Permian Basin Horizontal Oil Rig Count Overview

(2012 – Current)

Beginning in November 2014, during the recent commodity price downturn, Permian exploration and production, or E&P, companies began generally focusing on improving their operating efficiencies. Most E&P companies continue to be focused on optimizing the development of their assets through actions such as drilling longer laterals, further delineating zones, continued downspacing, using modern high intensity completion methods with local frac sand and utilizing multi-well pads. Although the Permian is already known as one of the most productive oil-weighted basins in the world, it is believed that there is still significant upside in the realizable resource potential. It is expected that many of the aforementioned techniques will further enhance crude oil and natural gas recoveries.

Operators initiated horizontal drilling programs at scale in the Midland Basin approximately three to five years earlier than they did in the Delaware Basin. As a result, the Delaware Basin is not as developed as the Midland Basin in both the upstream and midstream sectors. The graph below highlights the daily oil production of the three main basins in the Permian and illustrates that both the Midland and Delaware Basins make up an increasingly disproportionate percentage of total crude oil production in the Permian. This growth continued even through the recent period of lower crude oil prices. Additionally, the graph illustrates the Delaware Basin’s significant growth over the five year period ended September 30, 2018 in its contribution to total crude oil production in the Permian.

Permian Basin Total Daily Production (2012 – September 30, 2018)

Crude oil production in the Permian increased at a 19% CAGR over the five year period ended September 30, 2018 and outpaced midstream infrastructure development. As a result of these supply and demand dynamics, the Midland, Texas oil differential to WTI recently fell to a low of negative $17.90 per barrel in August 2018. The development of midstream infrastructure to alleviate takeaway constraints continues to be a prevalent strategy in the Permian. Diamondback’s firm capacity on the EPIC and Gray Oak long-haul crude oil pipelines will help insulate it from future pricing dynamics in the local Midland, Texas market and, once operational, our equity investment in these pipelines is also expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation.

Produced water is a natural byproduct of the crude oil and natural gas production process and is a particular focus in the water-heavy Permian. E&P companies are required to recycle or dispose of produced water associated with crude oil and natural gas production in an environmentally responsible manner. Produced water is water naturally trapped in subsurface formations and is brought to the surface during crude oil and natural gas exploration and production. Produced water is by far the largest volume byproduct stream associated with crude oil and natural gas exploration and production. Although produced water is a significant issue that operators have to address in both the Midland and Delaware Basins, the issue is much larger in the Delaware Basin. Delaware Basin wells generate approximately four to six barrels of produced water for every barrel of oil, while Midland Basin wells produce approximately one to two barrels of produced water for every barrel of oil. This difference in produced water production in Delaware Basin wells highlights the importance of having robust produced water infrastructure assets to support crude oil and natural gas production. We believe that in order for E&P companies to bring their hydrocarbons to market, they need to transport produced water efficiently using pipelines rather than trucks. Our purpose-built saltwater gathering, disposal and recycling system is designed to handle gathering of up to 2,027 MBbl/d of produced water, allowing Diamondback to more efficiently develop its acreage and grow production on our Dedicated Acreage.

Fresh water acts as the primary carrier fluid in the hydraulic fracturing process that is used to complete horizontal wells and serves to open fissures in targeted geologic formations in order to allow the flow of hydrocarbons. Because the multi-stage fracturing of a single horizontal unconventional well can use several million gallons of fresh water, it is critical that large quantities of relatively fresh water be readily available in an uninterruptable stream throughout the completion operations. High intensity modern completion methods that are being implemented across the Permian utilize more proppant and require larger volumes of fresh water for hydraulic fracturing than earlier generation completion methods. Access to fresh water sources is critical to the completions process and there are a limited number of sources in the Permian, particularly in the Delaware Basin. We source our fresh water from the Capitan Reef formation, Edwards-Trinity, Pecos Alluvium and Rustler aquifers in the Permian. We believe that having reliable access to fresh water that can be transported by pipeline is essential for large scale production in the Delaware Basin because the average Diamondback well in the Delaware Basin requires approximately 650,000 barrels of water per well, compared to approximately 425,000 barrels of water per well in the Midland Basin.

Our Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategies, including:

•

Fundamental, strategic relationship with Diamondback. We are integral to Diamondback’s strategy of remaining a premier, low-cost Permian operator that can grow production at peer leading rates within cash flow. The fundamental role we play in Diamondback’s operational success allows us to capitalize on our sponsor’s expected Permian production growth and strong track record of accretive acquisitions. We plan to build our midstream infrastructure in concert with and in advance of Diamondback’s expected production growth ramp in order to allow Diamondback the operational flexibility to execute on its growth plan. We are the primary provider of midstream services to Diamondback with an Acreage Dedication that spans a total of approximately 426,000 gross acres across all of our service lines and over the core of the Midland and Delaware Basins. We believe that Diamondback will continue its strong growth trajectory as a result of its management expertise, premier asset base with a deep inventory of economic potential horizontal drilling locations, well capitalized balance sheet and operational execution track record. As such, we expect Diamondback’s production growth will drive our free cash flow growth profile. Our capital expenditure programs will be tied directly to Diamondback’s activity. Our visibility into Diamondback’s drilling and production plans will allow us to utilize a synchronized midstream development plan that optimizes capital spending and free cash flow generation. We also believe our currently underutilized, high-capacity midstream systems, which originate at the wellhead and will access the Texas Gulf Coast export and refinery market through the EPIC and Gray Oak projects, in which we have a 10% equity interest, will facilitate the execution of Diamondback’s high-growth development program.

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Experienced management team with an extensive track record of value creation. The management team of our general partner consists of executives from Diamondback and the general partner of Viper, and we believe their significant experience, successful track record of shareholder-friendly value creation and discipline in deploying capital at Diamondback and Viper distinguish us from our peers. Over the past four years, Diamondback and Viper have generated returns on capital employed that demonstrate an efficient use of capital. Since their initial public offerings in 2012 and 2014, Diamondback and Viper have outpaced guidance and peer performance on a per share basis, growing production by 8,814% and 689%, respectively, through March 31, 2019, and reserves by 2,367% and 515%, respectively, through December 31, 2018. Additionally, our general partner’s management team has a demonstrated history of returning capital to investors. Viper has grown its distribution rate per common unit by approximately 52% since its initial public offering and, in February 2018, Diamondback became the first E&P company traded on the New York Stock Exchange or Nasdaq to announce the initiation of a quarterly dividend since 2007. We believe that the growth-oriented approach, expertise and success in the Permian of our general partner’s management team will help us deliver attractive unitholder returns.

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Asset base located in the core of the Permian with highly visible underlying production growth. At the closing of this offering, we expect to be the only publicly traded pure-play Permian midstream company focused on the Midland and Delaware Basins. As of March 31, 2019, we have a total of 781 miles of pipelines across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 80,000 Mcf/d of natural gas compression capability, 150,000 Mcf/d of natural gas gathering capacity, 2.720 MMBbl/d of SWD capacity and 575,000 Bbl/d of fresh water gathering capacity, all located in what we believe is the core of the Midland and Delaware Basins of the Permian and overlaying Diamondback’s seven core development areas. These areas are characterized by high return single well economics that are among the best in the Lower 48 and a deep inventory of economic horizontal drilling locations. From its first full year as a public company through year end 2018, Diamondback has grown its production and reserves by CAGRs of 88% and 71%, respectively. Our strategically located assets provide critical midstream infrastructure for Diamondback’s multi-year organic development plan, and we expect to benefit directly from Diamondback’s proven ability to execute on its operational plan and grow production. Diamondback has one of the largest Permian acreage positions among independent E&P operators, with 479,000 net acres (200,000 net acres in the Midland Basin, 163,000 net acres in the Delaware Basin and 116,000 net acres in other areas of the Permian) as of March 31, 2019. Diamondback also has exposure to approximately 10,000 gross identified potential horizontal drilling locations as of December 31, 2018 that are economic at an oil price of $60 per barrel. In addition, mineral assets owned by Diamondback and by Viper, which is controlled by Diamondback, overlay part of our acreage, providing additional uplift to Diamondback’s single well economics. Diamondback has publicly stated that it plans to grow 2019 year-over-year production by 26%. Since the beginning of 2015, Diamondback’s cumulative cash flow has more than offset drilling, completion, equipment, infrastructure and dividend spending and it has demonstrated the ability to produce strong growth while efficiently deploying capital. We expect to benefit disproportionately as Diamondback accelerates its development of the Delaware Basin. The core location of our assets and the close proximity to other leading E&P operators provide additional opportunities to execute third party contracts for midstream services.

•

Structural and strategic alignment with unitholders. We are focused on creating differentiated unitholder value and providing strong return on and return of capital to unitholders, which are core founding principles and have been demonstrated by both Diamondback and Viper since their respective initial public offerings. Diamondback and Viper have each shown a commitment to a return of capital through their distributions at Viper and, beginning in 2018, quarterly dividends at Diamondback. Through its ownership of Class B Units in us and its ownership of membership interests in Rattler LLC, or Rattler LLC Units, Diamondback will be our largest unitholder and at the closing of this offering, will have an approximate 78% ownership interest in us and Rattler LLC (or an approximate 75% ownership interest in us and Rattler LLC if the underwriters exercise in full their option to purchase additional common units), and will own 100% of our general partner. As a result, Diamondback will directly benefit if and to the extent that we grow free cash flow and distributions. Unlike some traditional midstream incentive structures, we do not have incentive distribution rights or subordinated units, which we believe will better align the interests of our unitholders with those of our sponsor. Additionally, we are structured as a partnership that will elect to be treated as a corporation for tax purposes, which we expect will increase stability and create a more liquid trading market for our common units, given our access to a potentially broader unitholder base. We believe that our relationship with Diamondback and resulting alignment of strategic and operational interests is a differentiator in the public midstream sector and provides the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally.

•

High-margin business that generates significant, predictable free cash flow. Our revenue is generated as a result of our commercial agreements, which are fee-based and, as of March 31, 2019, include dedications of acreage in the Delaware Basin (a total of approximately 204,000 gross acres) and the Midland Basin (a total of approximately 222,000 gross acres). The fees charged under our commercial agreements are based upon the prevailing market rates at the time of execution with annual escalators (subject to potential adjustment by regulators). We believe our commercial agreements with Diamondback, which have initial terms ending in 2034, provide exposure to Diamondback’s leading growth profile with no direct commodity price exposure, thus enhancing the predictability of free cash flow and our performance. The current throughput of our assets relative to Diamondback’s total capacity positions us well to increase transported volumes as Diamondback increases production pursuant to its development program. As of December 31, 2018, only 345 of Diamondback’s approximately 5,407 gross wells in its Delaware Basin drilling inventory had been developed, providing decades of drilling inventory at current commodity prices that will drive volume growth on our systems. We believe that the operational leverage from increased utilization, along with minimal incremental capital expenditures to meet Diamondback’s anticipated volumes, will result in significant long-term free cash flow generation that supports a self-funding model which includes the return of capital to unitholders through a distribution.

•

Financial flexibility and conservative capital structure. We have a conservative capital structure that we believe will provide us with the financial flexibility to execute our business strategies. Immediately upon completion of this offering, we expect to have no outstanding indebtedness and $614 million of liquidity, including $600 million of available borrowings under Rattler LLC’s undrawn revolving credit facility. We believe that our significant liquidity and strong capital structure will allow us to execute our strategy of self-funding capital expenditures and distributions to our unitholders while limiting our reliance on the capital markets.

Our Business Strategies

Our primary objective is to increase unitholder value by executing the following business strategies:

•

Grow by leveraging our strategic relationship with Diamondback and through accretive acquisitions. Diamondback, with its strong credit profile and well-capitalized balance sheet, including $702 million of liquidity as of March 31, 2019, is well positioned to pursue its growth-oriented upstream development strategy. Our provision of midstream services to Diamondback is an integral component of that strategy and critical to Diamondback’s success. Since its initial public offering in 2012, Diamondback has made nine significant acquisitions for a total of nearly $16 billion and expanded its acreage position in the Permian from approximately 51,000 net acres to approximately 479,000 net acres as of March 31, 2019, an increase of over 9,292%. Diamondback intends to utilize cash from distributions that it receives from Rattler LLC in part to fund its drilling and completion activities and drive additional production growth, which we believe will further support our growth strategy. We expect to grow organically with Diamondback as it increases production on the Dedicated Acreage, participate with Diamondback in acquisitions that contain midstream infrastructure and source additional acreage dedications from Diamondback and third-party producers and/or acquire complementary midstream assets on our own when these opportunities align with our strategic plan and are accretive to unitholders.

•

Serve as the primary provider of midstream services for Diamondback. We own and operate midstream infrastructure assets that handle the majority of Diamondback’s midstream gathering and water-related needs in the Midland and Delaware Basins. Our midstream assets were built or acquired to support Diamondback’s multi-year growth with minimal incremental capital expenditures. For the quarter ended

March 31, 2019, the average utilization of our crude oil and natural gas gathering systems was 30.7%. Diamondback has dedicated a total of approximately 426,000 gross acres across all service lines through the Acreage Dedication. Pursuant to this dedication, we will continue to provide (i) fresh water sourcing, transportation and delivery, (ii) saltwater gathering, transportation and disposal, (iii) crude oil gathering, transportation and delivery and (iv) natural gas gathering, compression, transportation and delivery services for Diamondback until 2034, when each agreement will automatically renew on a year-to-year basis unless terminated by either us or Diamondback no later than 60 days prior to the end of the initial term or any subsequent one-year term thereafter. We expect that Diamondback’s production, and therefore its need for midstream services, will grow on the Dedicated Acreage from the continual development of its core areas and we intend to utilize this relationship with Diamondback to drive free cash flow growth and the payment of distributions to our unitholders.

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Focus on free cash flow generation to fund our capital plan, support our distribution policy and maximize unitholder returns. Our growth will be underpinned by high-margin, stable cash flow as a result of our long-term, fixed-fee contracts with Diamondback. In addition, other than our equity investments for the development of the EPIC and Gray Oak projects, we expect to have low future capital expenditure requirements, which will allow us to self-fund our capital program and make distribution payments to our unitholders. A core component of our strategy is to maximize free cash flow while maintaining a debt to equity ratio below 2.0.

•

Emphasize providing midstream services under long-term, fixed-fee contracts to avoid direct commodity price exposure, mitigate volatility and enhance stability of our cash flow. Our commercial agreements with Diamondback are structured as 15-year, fixed-fee contracts, which mitigates our direct exposure to commodity prices and enhances stability and predictability of our cash flow. We intend to pursue future opportunities that primarily utilize fixed-fee structures to insulate our cash flow from direct commodity price exposure.

Our Emerging Growth Company Status

Because our predecessor had less than $1.07 billion in revenue during its last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•

the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable); accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. However, this list is not exhaustive. Please read “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business

•

We derive substantially all of our revenue from Diamondback. If Diamondback changes its business strategy, alters its current drilling and development plan on our Dedicated Acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, produced water or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders would be materially and adversely affected.

•	Our cash flow will be entirely dependent upon the ability of our subsidiary, Rattler LLC, to make cash distributions to us.

•

We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units because the board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion.

•

On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our common units for the twelve months ended March 31, 2019 or for the year ended December 31, 2018.

•

The assumptions underlying the forecast of distributable cash flow that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

Risks Inherent in an Investment in Us

•

Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our common unitholders.

•	Our partnership agreement restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

•

Affiliates of our general partner and Diamondback may compete with us, and do not have any obligation to present business opportunities to us except to the extent provided in separate contractual agreements, such as our commercial agreements.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

•	Common unitholders have very limited voting rights and, even if they are dissatisfied, they will have limited ability to remove our general partner.

•	For as long as we are an “emerging growth company,” we will not be required to comply with certain disclosure requirements that apply to other public companies.

Risks Related to Taxation

•	We are treated as a corporation for U.S. federal income tax purposes and our cash available for distribution to our common unitholders may be substantially reduced.

•	Distributions to common unitholders may be taxable as dividends.

The Transactions

Rattler LLC was formed in July 2014 by Diamondback to serve as Diamondback’s primary vehicle to support its production growth and grow its midstream business in the Permian and in any other areas in which Diamondback may operate in the future.

Rattler Midstream LP was formed in July 2018 by Rattler Midstream GP LLC, our general partner and a wholly-owned subsidiary of Diamondback, to conduct this offering and to own interests in and operate Rattler LLC following the completion of this offering. Concurrently with the completion of this offering, the following transactions will occur:

•	our general partner will contribute $1.0 million in cash to us in respect of its general partner interest, which we will retain at the partnership;

•

Diamondback will contribute $1.0 million in cash to us, which we will retain at the partnership, in exchange for 113,181,819 Class B Units and the right to receive additional Class B Units to the extent the underwriters do not exercise their option to purchase additional common units;

•

Rattler LLC will issue 113,181,819 Rattler LLC Units to Diamondback and grant to Diamondback the right to receive additional Rattler LLC Units to the extent the underwriters do not exercise their option to purchase additional common units;

•	we will issue 33,333,333 common units (or 38,333,333 common units if the underwriters exercise in full their option to purchase additional common units) to the public pursuant to this offering;

•	we will contribute all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued to the public;

•	Rattler LLC will distribute all of the net proceeds from this offering to Diamondback;

•	we, our general partner and Rattler LLC will enter into an exchange agreement with Diamondback;

•	we will enter into a registration rights agreement with Diamondback; and

•	we, our general partner and Rattler LLC will enter into a services and secondment agreement with Diamondback.

In addition, if following the expiration of the underwriter’s option to purchase additional common units such option was not fully exercised, we will (1) issue a number of Class B Units to Diamondback equal to the difference between (i) the number of common units that the underwriters would have purchased had the underwriters exercised in full such option and (ii) the number of common units that the underwriters in fact purchased pursuant to such option and (2) Rattler LLC will issue a number of Rattler LLC Units to Diamondback equal to the number of Class B Units issued.

Following completion of this offering, Diamondback will own, through its ownership of Class B Units, an approximate 78% voting interest in us (or an approximate 75% voting interest in us if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of Rattler LLC Units, an approximate 78% economic, non-voting interest in Rattler LLC (or an approximate 75% economic, non-voting interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units).

Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and (ii) our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter.

Ownership and Organizational Structure

The diagram below sets forth a simplified version of our organizational structure after giving effect to the transactions described above, assuming the underwriters’ option to purchase additional common units from us is not exercised.

Diamondback Energy, Inc. Public 100% membership interest Class B Units(1) Rattler % voting interest Midstream GP LLC common units(3) % voting interest Rattler LLC Units general partner % economic non-voting interest interest(2) Rattler Midstream LP Rattler LLC Units managing member interest % economic interest Rattler Midstream Operating LLC 10% membership interest Gray Oak pipeline, LLC 100% membership interest Tall City Towers LLC 10% limited partnership interest 10% voting interest EPIC Curde Holdings GP, LLC general partner interest EPIC Crude Holdings, LP

(1)

Each Class B Unit may be exchanged, together with one Rattler LLC Unit, for one common unit. Holders of Class B Units are not entitled to receive cash distributions in respect of the Class B Units other than their pro rata portion of the cash preferred distributions equal to 8% per annum payable quarterly on the $1.0 million capital contribution made to us by Diamondback in connection with the issuance of the Class B Units.

(2)

The holder of the general partner interest is not entitled to receive cash distributions in respect of the general partner interest other than the cash preferred distributions equal to 8% per annum payable quarterly on the $1.0 million capital contribution made to us by the general partner in respect of its general partner interest.

(3)

The common units are entitled to all distributions made by us other than the preferred distributions described above to be made in respect of the Class B Units and the general partner interest, which preferred distributions will be $0.04 million per quarter in the aggregate.

Management

We are managed and operated by the board of directors and the executive officers of our general partner, Rattler Midstream GP LLC. Diamondback is the sole owner of our general partner and has the right to appoint the entire board of directors of our general partner, including the independent directors appointed in accordance with Nasdaq listing standards. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. Many of the executive officers and directors of our general partner also currently serve in senior leadership positions at Diamondback and the general partner of Viper. Please read “Management—Executive Officers and Directors of Our General Partner.”

Our operations will be conducted through, and our operating assets will be owned by, Rattler LLC. At the completion of this offering, we will be the sole managing member of Rattler LLC and will manage and operate it and its assets. We may, in certain circumstances, contract with third parties to provide personnel in support of our operations. However, neither we nor any of our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether by directly hiring employees or by obtaining the services of personnel employed by Diamondback. In addition, pursuant to the services and secondment agreement that we will enter into at the closing of this offering, certain of Diamondback’s employees will be seconded to our general partner to provide certain management and all operational services with respect to our business under the direction and control of our general partner. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, including Diamondback, but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 500 West Texas, Suite 1200, Midland, Texas, 79701, and our telephone number is (432) 221-7400. Following the completion of this offering, our website will be located at www.rattlermidstream.com. We expect to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Fiduciary Duties

Under our partnership agreement, our general partner has a contractual duty to manage us in a manner it believes is not adverse to the interests of our partnership. However, because our general partner is a wholly-owned subsidiary of Diamondback, the officers and directors of our general partner have a duty to manage the business of our general partner in a manner that is in the best interests of Diamondback. As a result of this relationship, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our general partner or its affiliates, including Diamondback, on the other hand. Please read “Conflicts of Interest and Fiduciary Duties.”

Delaware law provides that a Delaware limited partnership may, in its partnership agreement, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership. As permitted by Delaware law, our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of the general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Diamondback and its affiliates, are not restricted from competing with us, and do not have any obligation to present business opportunities to us except to the extent provided in separate contractual agreements, such as our commercial agreements. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and, pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Fiduciary Duties” and “Certain Relationships and Related Party Transactions.”

We have entered into, or will enter into, various agreements with Diamondback and its affiliates in connection with this offering. While not the result of arm’s-length negotiations, we believe the terms (including rates) of these agreements with Diamondback and its affiliates are or will be generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions.”

The Offering

Common units offered to the public	33,333,333 common units or 38,333,333 common units if the underwriters exercise in full their option to purchase additional common units.

Option to purchase additional common units	We have granted the underwriters a 30-day option to purchase up to an additional 5,000,000 common units.

Units outstanding after this offering	33,333,333 common units and 118,181,819 Class B Units (or 38,333,333 common units and 113,181,819 Class B Units if the underwriters exercise in full their option to purchase additional common units).

If and to the extent the underwriters do not exercise their option to purchase additional common units, in whole or in part, we will issue up to an additional 5,000,000 Class B Units, and Rattler LLC will issue an equal number of Rattler LLC Units, to Diamondback at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and a number of Class B Units equal to the number of remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Diamondback at the expiration of the option period for no additional consideration and Rattler LLC will issue an equal number of Rattler LLC Units to Diamondback.

Use of proceeds	We expect to receive estimated net proceeds of approximately $546 million from this offering, based on an assumed initial public offering price of $17.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our estimate assumes the underwriters’ option to purchase additional common units is not exercised. We intend to contribute the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued, representing approximately 22% of Rattler LLC’s outstanding membership interests after this offering. Our Rattler LLC Units will entitle us to sole management control of Rattler LLC. If and to the extent that the underwriters exercise their option to purchase additional common units, we will contribute the net proceeds thereof to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. We intend for Rattler LLC to distribute all of the net proceeds from this offering to Diamondback, in part to reimburse Diamondback for certain capital expenditures. Please read “Use of Proceeds.”

Cash distributions	In connection with the closing of this offering, the board of directors of our general partner will adopt a cash distribution policy, which we expect to initially require us to pay quarterly distributions to common unitholders of record on the applicable record date of $0.25 per common unit within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2019. We do not expect to make distributions for the period from the completion of this offering through June 30, 2019 within 60 days after June 30, 2019. Instead, we expect to adjust our distribution for the period ending September 30, 2019 by an amount that covers the period from the closing of this offering through June 30, 2019 based on the actual number of days in that period. We do not have a legal obligation to pay distributions at any rate or at all, and there is no guarantee that we will declare or pay quarterly cash distributions to our common unitholders. If we do not have sufficient cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the distribution established by our cash distribution policy to our common unitholders.

The board of directors of our general partner may change our cash distribution policy at any time. Our partnership agreement does not require us to pay distributions to our common unitholders on a quarterly or other basis.

Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and (ii) our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter.

We expect that our only source of cash will be distributions from Rattler LLC, together with the $2.0 million of cash contributed to us in respect of our Class B Units and our general partner interest. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves and the payment of expenses. Rattler LLC will pay all of our expenses, including the expenses we expect to incur as a result of being a publicly traded entity, other than our U.S. federal income tax expense. We expect to initially pay our preferred distributions with cash held by us.

The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC’s ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Under our partnership agreement and the Rattler LLC limited liability company agreement, Rattler LLC will reimburse our general partner and its affiliates, including Diamondback, for costs and expenses they incur and payments they make on our behalf. Rattler LLC will make these payments before making any distributions in respect of the Rattler LLC Units.

We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods. We estimate that cash distributions from Rattler LLC of approximately $33.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $8.3 million per quarter). If the underwriters exercise in full their option to purchase additional common units, we estimate that cash distributions from Rattler LLC of approximately $38.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $9.6 million per quarter). Our future tax liability may be greater than expected if we do not generate net operating losses sufficient to offset taxable income or if tax authorities challenge certain of our tax positions. In order to pay any contemplated distributions to our common unitholders, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay such distributions.

Because we will own a 22% membership interest in Rattler LLC at the completion of this offering (or a 25% membership interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $33.3 million in cash to us (or $38.3 million in cash to us if the underwriters exercise in full their option to purchase additional common units), Rattler LLC must generate cash available for distribution of at least $151.5 million.

On a pro forma basis, assuming we had completed this offering and related transactions on January 1, 2018, Rattler LLC’s unaudited pro forma cash available for distribution for the year ended December 31, 2018 and the twelve months ended March 31, 2019, after accounting for a $151.5 million distribution to unitholders of Rattler LLC for such respective periods, would have been a deficit of approximately $204 million and $94 million, respectively. Therefore, Rattler LLC would not have had sufficient cash available to pay distributions on the Rattler LLC Units, and we would not have had sufficient cash available to pay distributions on our common units, for either period.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2020,” we will generate sufficient cash available for distribution to support the payment of our initially contemplated quarterly distribution of $0.25 per common unit (or $1.00 per common unit on an annualized basis) on all of our common units. However, we do not have a legal obligation to pay quarterly distributions and we might not pay quarterly distributions to our common unitholders in any quarter. Our actual results of operations, cash flow and financial condition during the forecast period may vary from the forecast, and there is no guarantee that we will make quarterly cash distributions to our common unitholders at the contemplated quarterly distribution rate or at all. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	None.

Incentive distribution rights	None.

Issuance of additional partnership interests	Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests and options, rights, warrants, appreciation rights tracking, profit and phantom interests and other derivative instruments relating to the partnership interests for any partnership purpose at any time and from time to time to such persons for such consideration and on such terms and conditions as our general partner shall determine, all without the approval of any limited partners. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner must provide for the election of a successor general partner by the holders of a majority of the outstanding units, voting together as a single class. Upon the closing of this offering, Diamondback will own Class B Units equal to an aggregate of 78% of the voting interest in us. This will give Diamondback the ability to prevent the removal of our general partner. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right

If at any time our general partner and its affiliates own more than 97% of the outstanding common units and Class B Units, treated as a single class, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (i) the current market price as of the date that is three days before notice of exercise of the call right is first mailed and (ii) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. (If our general partner and its affiliates reduce their collective ownership of common units and Class B Units to below 75% of the outstanding units, taken as a whole, the ownership threshold to exercise the call right will be permanently reduced to 80%.) Following the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own no common units and 118,181,819 Class B Units, which collectively would constitute approximately 78% of the common units and Class B Units treated as a single class (excluding any common units purchased by the directors, director nominees and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read “Our Partnership Agreement—Limited Call Right.”

U.S. federal income tax consequences	Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. For a discussion of U.S. federal tax consequences, please read “United States Federal Income Tax Considerations.”

Directed unit program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common units being offered by this prospectus for sale to the directors, director nominees and executive officers of our general partner and certain other individuals as selected by our general partner. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Directed Unit Program.”

Exchange listing	We have applied to list our common stock on Nasdaq under the trading symbol “RTLR.”

Summary Historical and Pro Forma Financial Data

The following table presents summary historical financial data of our predecessor and summary unaudited pro forma financial data for Rattler Midstream LP for the periods and as of the dates indicated. The summary historical financial data of our predecessor as of and for the years ended December 31, 2017 and 2018 are derived from the audited financial statements of our predecessor appearing elsewhere in this prospectus. In addition, the summary historical financial data of our predecessor as of and for the three months ended March 31, 2019 and March 31, 2018 are derived from the unaudited condensed consolidated interim financial statements of our predecessor also appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Upon the completion of this offering, we will own a 22% controlling membership interest in Rattler LLC (assuming no exercise of the underwriters’ option to purchase additional common units) and Diamondback will own, through its ownership of Rattler LLC Units, a 78% economic non-voting interest in Rattler LLC (assuming no exercise of the underwriters’ option to purchase additional common units). However, as required by GAAP, we will consolidate 100% of the assets and operations of Rattler LLC in our financial statements and reflect a non-controlling interest.

The summary unaudited pro forma financial data presented in the following table for the year ended December 31, 2018 and the three months ended March 31, 2019 are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet data as of March 31, 2019 assume the offering and related transactions occurred as of March 31, 2019, and the unaudited pro forma combined statements of operations and statement of cash flows data for the year ended December 31, 2018 and the three months ended March 31, 2019 assume the offering and the related transactions occurred as of January 1, 2018. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	the contribution to us by Diamondback in relation to the Class B Units of $1.0 million in cash, which we will retain at the partnership;

•	the contribution to us by our general partner in relation to its general partner interest of $1.0 million in cash, which we will retain at the partnership;

•	our issuance of 118,181,819 Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

•	our issuance of 33,333,333 common units pursuant to this offering in exchange for net proceeds of approximately $546 million;

•	our contribution of all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

•	Rattler LLC’s distribution of all of the net proceeds from this offering to Diamondback;

•

the acquisition of the Fasken Center by Diamondback and contribution to Rattler LLC of all the membership interests in Tall City Towers LLC, or Tall Towers, as if such transactions occurred on January 1, 2018 for the purposes of preparing the unaudited pro forma combined statement of operations (for the year ended December 31, 2017, see the Fasken Midland Statement of Revenue and Certain Expenses included elsewhere in this prospectus); and

•	the contribution to Rattler LLC by Diamondback of certain crude oil gathering, SWD wells and land and buildings Diamondback acquired pursuant to the Ajax acquisition and the Energen acquisition.

	Rattler Midstream LP Predecessor Historical				Rattler Midstream LP Pro Forma

	Years Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2018	Three Months Ended March 31, 2019
	2018	2017	2019	2018
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues
Total revenues	$184,467	$39,295	$95,176	$33,875	$185,448	$95,176
Costs and expenses
Operating expenses	74,438	10,557	33,765	10,735	74,547	33,765
Depreciation, amortization and accretion	25,134	3,486	9,904	5,816	35,108	9,904
Loss on sale of property, plant and equipment	2,577	—	—	—	2,577	—
General and administrative expenses	1,999	1,265	1,369	254	2,108	1,369

Total costs and expenses	104,148	15,308	45,038	16,805	114,340	45,038

Income from operations	80,319	23,987	50,138	17,070	71,108	50,138
Other income (expense)
Interest expense, net of amount capitalized	—	—	—	—	—	—
Income from equity investment	—	1,366	50	1,459	—	50

Total other income (expense)	—	1,366	50	1,459	—	50

Net income before income taxes	80,319	25,353	50,188	18,529	71,108	50,188
Provision for income taxes	17,359	4,688	10,832	4,133	15,305	10,832

Net income	$62,960	$20,665	$39,356	$14,396	$55,803	$39,356

Net income attributable to non-controlling interest —Diamondback					$43,526	$30,698
Net income attributable to Rattler Midstream LP					$12,277	$8,658
Common units outstanding representing limited partner interests					33,333	33,333
Net income per common unit (basis and diluted)					$0.37	$0.26
Balance Sheet Data (at period end):
Total property, plant and equipment, net	$561,921	$255,323	$920,212	$460,584	$859,533	$920,212
Total assets	604,016	299,605	1,135,486	490,910	901,628	1,133,235
Member’s equity / partners’ capital	527,125	292,608	1,025,155	482,104	821,393	1,022,904
Statement of Cash Flows Data:
Net cash provided by operating activities	$173,431	$8	$55,240	$2,216
Net cash used in investing activities	(164,876)	—	(51,743)	—
Net cash provided by financing activities	—	—	—	—
Other Data:
EBITDA(1)	$105,453	$28,839	$60,092	$24,345

(1)

For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We define EBITDA as net income before income taxes, net interest expense, depreciation, amortization and accretion. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our common unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash, and these measures may vary from those of other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following tables present a reconciliation of EBITDA to net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Rattler Midstream LP Predecessor Historical				Rattler Midstream LP Pro Forma
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2018	Three Months Ended March 31, 2019

	2018	2017	2019	2018
	(in thousands, except per unit data)
Reconciliation of net income to EBITDA:
Net income	$62,960	$20,665	$39,356	$14,396	$55,803	$39,356
Provision for income taxes	17,359	4,688	10,832	4,133	15,305	10,832
Interest expense, net of amount capitalized	—	—	—	—	—	—
Depreciation, amortization and accretion	25,134	3,486	9,904	5,816	35,108	9,904

EBITDA	$105,453	$28,839	$60,092	$24,345	$106,216	$60,092

Reconciliation of net cash provided by operating activities to EBITDA:
Net cash provided by operating activities	$173,431	$8	$55,240	$2,216
Changes in operating assets and liabilities	(65,401)	27,465	4,802	20,670
Interest expense, net of amount capitalized	—	—	—	—
Stock based compensation and other	(2,577)	1,366	50	1,459

EBITDA	$105,453	$28,839	$60,092	$24,345

RISK FACTORS

Investing in our common units involves risks. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business and we will be treated as a corporation for U.S. federal income tax purposes. You should carefully consider the following risk factors together with all of the other information included in this prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations, cash flow and ability to make cash distributions could be materially adversely affected. In that case, we may not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We derive substantially all of our revenue from Diamondback. If Diamondback changes its business strategy, alters its current drilling and development plan on the Dedicated Acreage, or otherwise significantly reduces the volumes of crude oil, natural gas, produced water or fresh water with respect to which we perform midstream services, our revenue would decline and our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders would be materially and adversely affected.

We derive substantially all of our revenue from our commercial agreements with Diamondback, which agreements do not contain minimum volume commitments, as well as volumes attributable to third-party interest owners that participate in Diamondback’s operated wells and are charged under short-term contracts at market sensitive rates. As a result, we are subject to the operational and business risks of Diamondback, the most significant of which include the following:

•	a reduction in or slowing of Diamondback’s drilling and development plan on the Dedicated Acreage, which would directly and adversely impact Diamondback’s demand for our midstream services;

•

the volatility of crude oil, natural gas and NGL prices, which could have a negative effect on Diamondback’s drilling and development plan on the Dedicated Acreage or Diamondback’s ability to finance its operations and drilling and completion costs on that acreage;

•	the availability of capital on an economic basis to fund Diamondback’s exploration and development activities, if needed;

•	drilling and operating risks, including potential environmental liabilities, associated with Diamondback’s operations on the Dedicated Acreage;

•

future wells, or wells that are currently in the process of being completed, on acreage that is dedicated to us do not produce sufficient hydrocarbons or are dry holes, which would directly and adversely impact the hydrocarbon volumes on our systems and our revenue;

•	downstream processing and transportation capacity constraints and interruptions, including the failure of Diamondback to have sufficient contracted processing or transportation capacity; and

•	adverse effects of increased or changed governmental and environmental regulation or enforcement of existing regulation.

In addition, we are indirectly subject to the business risks of Diamondback generally and other factors, including, among others:

•	Diamondback’s financial condition, credit ratings, leverage, market reputation, liquidity and cash flow;

•	Diamondback’s ability to maintain or replace its reserves;

•	adverse effects of governmental and environmental regulation on Diamondback’s upstream operations; and

•	losses from pending or future litigation.

Further, we have no control over Diamondback’s business decisions and operations, and Diamondback is under no obligation to adopt a business strategy that is favorable to us. Thus, we are subject to the risk that Diamondback could cancel its planned development, breach its commitments with respect to future dedications or otherwise fail to pay or perform, including with respect to our commercial agreements. We cannot predict the extent to which Diamondback’s businesses would be impacted if conditions in the energy industry were to deteriorate nor can we estimate the impact such conditions would have on Diamondback’s ability to execute its drilling and development plan on the Dedicated Acreage or to perform under our commercial agreements. Any material non-payment or non-performance by Diamondback under our commercial agreements would have a significant adverse impact on our business, financial condition, results of operations and cash flow and could therefore materially adversely affect our ability to make cash distributions to our common unitholders.

Our commercial agreements with Diamondback provide for temporary or permanent releases of volumes or acreage from the Acreage Dedication under certain circumstances. Any temporary or permanent release of volumes or acreage from the Acreage Dedication could materially adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions. For more information, see “Business—Our Commercial Agreements with Diamondback.”

Our commercial agreements with Diamondback carry initial terms ending in 2034, and there is no guarantee that we will be able to renew or replace these agreements on equal or better terms, or at all, upon their expiration. Our ability to renew or replace our commercial agreements following their expiration at rates sufficient to maintain our current revenues and cash flow could be adversely affected by activities beyond our control, including the activities of federal and state regulators, our competitors and Diamondback.

At the completion of this offering, we will not have any material customers other than Diamondback. However, we may in the future enter into material commercial contracts with other customers. To the extent we derive substantial income from or commit to capital projects to service new customers, each of the risks indicated above would apply to such arrangements and customers.

We may not have sufficient cash to pay any quarterly distribution on our common units and, regardless whether we have sufficient cash, we may choose not to pay any quarterly distribution on our common units.

We expect that our only source of cash will be distributions from Rattler LLC, together with the $2.0 million of cash contributed to us in respect of our Class B Units and our general partner interest. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves and the payment of expenses. The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC’s ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility. Please read “Cash Distribution Policy and Restrictions on Distributions.”

We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods. We estimate that cash distributions from Rattler LLC of approximately $33.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $8.3 million per quarter). Our future tax liability may be greater than expected if we do not generate net operating losses sufficient to offset taxable income or if tax authorities challenge certain of our tax positions. In order to pay any contemplated distributions to our common unitholders, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay such distributions.

Because we will own a 22% membership interest in Rattler LLC at the completion of this offering (or a 25% membership interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $33.3 million in cash to us, Rattler LLC must generate cash available for distribution of at least $151.5 million.

Rattler LLC may not generate sufficient cash to support any distribution to our common unitholders; accordingly, we may not have sufficient cash each quarter to enable us to pay any distributions to our common unitholders. Furthermore, our partnership agreement does not require us to pay distributions on a quarterly basis or otherwise. The amount we will be able to distribute on our common units will depend on the amount of cash we receive from Rattler LLC, which in turn will principally depend on the amount of cash Rattler LLC generates from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the volumes of crude oil we gather, the volumes of natural gas we gather, the volumes of produced water we collect, clean or dispose of and the volumes of fresh water we distribute and store;

•

market prices of crude oil, natural gas and NGLs and their effect on Diamondback’s drilling and development plan on the Dedicated Acreage and the volumes of hydrocarbons that are produced on the Dedicated Acreage and for which we provide midstream services;

•	Diamondback’s and our other customers’ ability to fund their drilling and development plan on the Dedicated Acreage;

•

downstream processing and transportation capacity constraints and interruptions, including the failure of Diamondback and any other customers to have sufficient contracted processing or transportation capacity;

•	the levels of our operating expenses, maintenance expenses and general and administrative expenses;

•	regulatory action affecting:

•	the supply of, or demand for, crude oil, natural gas, NGLs and water;

•	the rates we can charge for our midstream services;

•	the rates that EPIC and Gray Oak can charge for their transportation and terminal services;

•	the terms upon which we are able to contract to provide our midstream services;

•	our existing gathering and other commercial agreements; or

•	our operating costs or our operating flexibility;

•	the rates we charge for our midstream services;

•	the rates that EPIC and Gray Oak charge for their transportation and terminal services;

•	prevailing economic conditions; and

•	adverse weather conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level and timing of our capital expenditures, including capital calls associated with the EPIC and Gray Oak projects;

•	our debt service requirements and other liabilities;

•	our ability to borrow under our debt agreements to fund our capital expenditures and operating expenditures and to pay distributions;

•	fluctuations in our working capital needs;

•	restrictions on distributions contained in any of our debt agreements;

•	the cost of acquisitions, if any;

•	the fees and expenses of our general partner and its affiliates (including Diamondback) that we are required to reimburse;

•	the amount of cash reserves established by our general partner; and

•	other business risks affecting our cash levels.

The amount of our quarterly cash distributions, if any, may vary significantly both quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. Our business performance may be more volatile, and our cash flow may be less stable, than the business performance and cash flow of publicly traded partnerships with traditional structures like minimum quarterly distributions, subordinated units and incentive distribution rights. As a result, our quarterly cash distributions may be volatile and may vary quarterly and annually. Unlike most publicly traded partnerships, we will not have a minimum quarterly distribution or an obligation to distribute all available cash generated by our operations. The amount of our quarterly cash distributions will generally depend on the performance of our business, which has a limited operating history. See “Cash Distribution Policy and Restrictions on Distributions.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions on our common units at all.

Our partnership agreement does not require us to pay any distributions on our common units at all. Accordingly, the board of directors of our general partner may change our cash distribution policy at any time at its discretion and could elect not to pay distributions on our common units for one or more quarters. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our common unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our common unitholders, which may permit it to favor its own interests or the interests of Diamondback to the detriment of our common unitholders.

On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our common units for the year ended December 31, 2018 or the twelve months ended March 31, 2019.

On a pro forma basis, assuming we had completed this offering and related transactions as of January 1, 2018, Rattler LLC’s cash available for distribution would have been a deficit of approximately $204 million and $94 million, respectively, for the year ended December 31, 2018 and the twelve months ended March 31, 2019. Therefore, Rattler LLC would have been unable to pay any distributions on its units, and we would have been unable to pay any distributions on our common units, for either such period. For a calculation of our ability to make cash distributions to our common unitholders based on our pro forma results, please read “Cash Distribution Policy and Restrictions on Distributions.”

The assumptions underlying the forecast of cash available for distributions that we include in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distributions to differ materially from our forecast.

The forecast of distributable cash flow set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending June 30, 2020. Our ability to pay our currently contemplated quarterly distributions in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in “Cash Distribution Policy and Restrictions on Distributions.” Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor. The assumptions and estimates underlying the forecast are substantially driven by Diamondback’s anticipated drilling and completion schedule and, although we consider our assumptions as to Diamondback’s ability to maintain that schedule reasonable as of the date of this prospectus, those estimates and Diamondback’s ability to achieve anticipated drilling and production targets are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast. If we do not achieve the forecasted results, we may not be able to pay the initially contemplated quarterly distribution or any distribution at all on our common units, in which event the market price of our common units may decline materially.

The forecast of our expenses and revenues include estimates of expenses to be incurred and revenues to be received include anticipated investments in, and capital contributions attributable to, the EPIC and Gray Oak projects, and a failure to timely fund such investments or contributions may result in revenues that differ materially from our forecast.

The forecast of our expenses and revenues include estimates of expenses to be incurred and revenues to be received attributed to our investments in the EPIC and Gray Oak projects. In order to realize any potential revenues associated with such pipelines, we will need to contribute future capital to these pipeline projects. To fund these investments, we will be required to use cash from our operations, incur debt or sell additional common units or other equity securities. Using cash from our operations will reduce cash available for distribution to our unitholders. While we have historically received funding from Diamondback, none of Diamondback, our general partner or any of their respective affiliates is committed to providing any direct or indirect financial support to these activities. Our failure to timely contribute additional capital could result in decreased revenues.

We own a minority interest in certain pipeline projects and our control of such pipeline projects is limited by provisions of the limited partnership and limited liability company agreements of such pipeline projects and by our percentage ownership in such pipeline projects.

The EPIC and Gray Oak projects are operated by entities in which we own 10% equity interests and that we do not operate; accordingly, we do not have an ownership stake that permits us to control the business activities of either entity. We have limited ability to influence the business decisions of such entities.

We will likely be unable to control the amount of cash we will receive from the operation of these projects and could be required to contribute significant amounts to fund our share of their operations, which could adversely affect our ability to distribute cash to our unitholders.

The amount of cash we have available for distribution to our common unitholders depends primarily on our cash flow and not solely on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on our profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record a net loss for financial accounting purposes and, conversely, we might fail to make cash distributions on our common units during periods when we record net income for financial accounting purposes.

If Diamondback sells any of the Dedicated Acreage to a third party, the third party’s financial condition could be materially worse than Diamondback’s, and thus we could be subject to the nonpayment or nonperformance by the third party.

If Diamondback sells any of the Dedicated Acreage to a third party, the third party’s financial condition could be materially worse than Diamondback’s. In such a case, we may be subject to risks of loss resulting from nonpayment or nonperformance by the third party, which risks may increase during periods of economic uncertainty. Furthermore, the third party may be subject to their own operating and regulatory risks, which could increase the risk that that third party may default on its obligations to us. Any material nonpayment or nonperformance by the third party could reduce our ability to make distributions to our common unitholders.

The Acreage Dedication is subject to additional risk in the event of a bankruptcy proceeding of Diamondback.

If in the future Diamondback is in financial distress or commences bankruptcy proceedings, our contracts with Diamondback, including the Acreage Dedication provisions, may be subject to renegotiation or rejection under applicable provisions of the United States Bankruptcy Code. If, in such a circumstance, any such contract is altered or rejected in bankruptcy proceedings, we could lose some or all of the expected revenues associated with that contract, which could have a material and adverse effect on our business, cash flow and results of operations.

Our business is difficult to evaluate because we have a limited operating history.

Rattler Midstream LP was formed in July 2018 and many of our assets were acquired by our predecessor effective on or after January 1, 2016. Since our formation, Diamondback has contributed midstream assets to us that it acquired from third parties. We do not have historical financial statements with respect to certain of these assets for periods prior to their acquisition by Diamondback. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance.

Because of the natural decline in hydrocarbon production from existing wells, our success depends, in part, on our ability to maintain or increase hydrocarbon throughput volumes on our midstream systems, which depends on our customers’ levels of development and completion activity on our Dedicated Acreage.

The level of crude oil and natural gas volumes handled by our midstream systems depends on the level of production from crude oil and natural gas wells dedicated to our midstream systems, which may be less than expected and which will naturally decline over time. To maintain or increase throughput levels on our midstream systems, we must obtain production from wells completed by Diamondback and any third party customers on acreage dedicated to our midstream systems or execute agreements with other third parties in our areas of operation.

We have no control over Diamondback’s or other producers’ levels of development and completion activity in our areas of operation, the amount of reserves associated with wells connected to our systems or the rate at which production from a well declines. In addition, we have no control over Diamondback or other producers or their exploration and development decisions, which may be affected by, among other things:

•	the availability and cost of capital;

•	prevailing and projected crude oil, natural gas and NGL prices;

•	demand for crude oil, natural gas and NGLs;

•	levels of reserves;

•	geologic considerations;

•

changes in the strategic importance Diamondback assigns to development in the Delaware Basin or the Midland Basin as opposed to other potential future operations they may acquire, which could adversely affect the financial and operational resources Diamondback is willing to devote to development of our Dedicated Acreage;

•	increased levels of taxation related to the exploration and production of crude oil, natural gas and NGLs in our areas of operation;

•

environmental or other governmental regulations, including the availability of permits, the regulation of hydraulic fracturing and a governmental determination that multiple facilities are to be treated as a single source for air permitting purposes; and

•	the costs of producing crude oil, natural gas and NGLs and the availability and costs of drilling rigs and other equipment.

Due to these and other factors, even if reserves are known to exist in areas served by our midstream assets, producers, including Diamondback, may choose not to develop those reserves. If producers choose not to develop their reserves or they choose to slow their development rate in our areas of operation, utilization of our midstream systems will be below anticipated levels. Reductions in development activity, coupled with the natural decline in production from our current Dedicated Acreage, would result in our inability to maintain the then-current levels of utilization of our midstream assets, which could materially adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions.

If Diamondback does not maintain its drilling activities on the Dedicated Acreage, the demand for our fresh water and SWD services could be reduced, which could have a material adverse effect on our results of operations, cash flow and ability to make distributions to our common unitholders.

The fresh water and SWD services we provide to Diamondback and any other customers assist in their drilling activities. If Diamondback does not maintain its drilling activities on the Dedicated Acreage, their demand for our fresh water and SWD services will be reduced regardless of whether we continue to provide our other midstream services for their production. If the demand for our fresh water or SWD services declines for this or any other reason, our results of operations, cash flow and ability to make distributions to our common unitholders could be materially adversely affected.

Dedicated Acreage may be lost as a result of title defects in the properties in which Diamondback invests.

It is Diamondback’s practice in acquiring oil and natural gas leases or interests not to incur the expense of retaining lawyers to examine the title to the mineral interests. Rather, Diamondback relies on the judgement of oil and gas lease brokers or landmen who perform the fieldwork in examining records in the appropriate governmental office before attempting to acquire a lease in a specific mineral interest. The existence of a material title deficiency can render a lease worthless. If Diamondback fails to cure any title defects, it may be delayed or prevented from utilizing the associated mineral interest which could result in a decrease in the volumes on our systems and an associated decrease in our revenues.

Our midstream assets are currently located exclusively in the Permian in Texas, making us vulnerable to risks associated with operating in a single geographic area.

Our midstream assets are currently located exclusively in the Permian in Texas. As a result of this concentration, we will be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, market limitations, water shortages or restrictions, drought related conditions or other weather-related conditions or interruption of the processing or transportation of crude oil, natural gas and water. If any of these factors were to impact the Permian more than other producing regions, our business, financial condition, results of operations and ability to make cash distributions could be adversely affected relative to other midstream companies that have a more geographically diversified asset portfolio.

Oil and natural gas producers’ operations, especially those using hydraulic fracturing, are substantially dependent on the availability of water. Restrictions on our ability to obtain water could reduce demand for our water services, which could have an adverse effect on our cash flow.

Water is an essential component of oil and natural gas production during both the drilling and hydraulic fracturing processes. However, the availability of suitable water supplies may be limited by prolonged drought conditions and changing laws and regulations relating to water use and conservation. For example, in recent years, Texas has experienced extreme drought conditions. As a result of this severe drought, some local water districts have begun restricting the use of water subject to their jurisdiction for hydraulic fracturing to protect local water supply. A reduction in the availability of water could impact the water services we provide and, as a result, our financial condition, results of operations and cash available for distribution could be adversely affected.

If the third-party pipelines interconnected, or expected to be interconnected, to our pipelines become unavailable to transport or store crude oil or refined products, our revenue and available cash could be adversely affected.

We depend upon third-party pipelines and associated operations to provide delivery options from our pipelines. Because we do not control these pipelines and associated operations, their continuing operation is not within our control. If any pipeline were to become unavailable for current or future volumes of crude oil or refined products due to repairs, damage to the facility, lack of capacity, shut in by regulators or any other reason, our ability to operate efficiently and continue shipping crude oil and refined products to major demand centers could be restricted, thereby reducing revenue. Any temporary or permanent interruption at these pipelines could have a material adverse effect on our business, results of operations, financial condition or cash flow, including our ability to make distributions.

We cannot predict the rate at which Diamondback will develop the Dedicated Acreage or the areas it will decide to develop.

The Acreage Dedication covers midstream services in a number of areas that are at the early stages of development, in areas that Diamondback is still determining whether to develop, and in areas where we may have to acquire operating assets from third parties. In addition, Diamondback owns acreage in areas that are not dedicated to us. We cannot predict which of these areas Diamondback will determine to develop and at what time. Diamondback may decide to explore and develop areas in which we have a smaller operating interest in the midstream assets that service that area, or where the acreage is not dedicated to us, rather than areas in which we have a larger operating interest in the midstream assets that service that area. Diamondback’s decision to develop acreage that is not dedicated to us or in which we have a smaller operating interest may adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions.

Acquisitions of assets or businesses may reduce, rather than increase, our distributable cash flow or may disrupt our business.

Even if we make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in our distributable cash flow. Any acquisition involves potential risks that may disrupt our business, including the following, among other things:

•	mistaken assumptions about volumes or the timing of those volumes, revenues or costs, including synergies;

•	an inability to successfully integrate the acquired assets or businesses;

•	the assumption of unknown liabilities;

•	exposure to potential lawsuits;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen difficulties operating in new geographic areas; and

•	customer or key employee losses at the acquired businesses.

Diamondback may suspend, reduce or terminate its obligations under our commercial agreements with it in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our common unitholders.

We have entered into a gas gathering and compression agreement, a crude oil gathering agreement, a produced and flowback water gathering and disposal agreement and a freshwater purchase and services agreement with Diamondback, which include provisions that permit Diamondback to suspend, reduce or terminate its obligations under each agreement if certain events occur. These events include force majeure events that would prevent us from performing some or all of the required services under the applicable agreement. Diamondback has the discretion to make such decisions notwithstanding the fact that they may significantly and adversely affect us. Any such reduction, suspension or termination of Diamondback’s obligations under our commercial agreements would have a material adverse effect on our financial condition, results of operations, cash flow and ability to make distributions to our common unitholders. Please read “Business—Our Commercial Agreements with Diamondback.”

Increased competition from other companies that provide midstream services, or from alternative fuel sources, could have a negative impact on the demand for our services, which could adversely affect our financial results.

Our systems will compete for third party customers primarily with other crude oil and natural gas gathering systems and fresh and produced water service providers. Some of our competitors have greater financial resources and may now, or in the future, have access to greater supplies of crude oil, natural gas and fresh water than we do. Some of these competitors may expand or construct gathering systems that would create additional competition for the services we would provide to third party customers. In addition, potential third party customers may develop their own gathering systems instead of using ours. Moreover, Diamondback and its affiliates are not limited in their ability to compete with us, except with respect to the Acreage Dedication contained in our commercial agreements. See “Conflicts of Interest and Fiduciary Duties.”

Further, hydrocarbon fuels compete with other forms of energy available to end-users, including electricity and coal. Increased demand for such other forms of energy at the expense of hydrocarbons could lead to a reduction in demand for our services.

All of these competitive pressures could make it more difficult for us to attract new customers as we seek to expand our business, which could have a material adverse effect on our business, financial condition, results of operations and ability to make quarterly cash distributions to our common unitholders. In addition, competition could intensify the negative impact of factors that decrease demand for crude oil, natural gas and fresh water in the markets served by our systems, such as adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of crude oil, natural gas and fresh water.

Our construction of new midstream assets may not result in revenue increases and may be subject to regulatory, environmental, political, contractual, legal and economic risks, which could adversely affect our cash flow, results of operations and financial condition and, as a result, our ability to distribute cash to unitholders.

The construction of additions or modifications to our existing systems and the expansion into new production areas to service Diamondback involve numerous regulatory, environmental, political and legal uncertainties beyond our control, may require the expenditure of significant amounts of capital, and we may not be able to construct in certain locations due to setback requirements or expand certain facilities that are deemed to be part of a single source. Regulations clarifying how crude oil and natural gas production facility emissions must be aggregated under the federal Clean Air Act, or CAA, permitting program were finalized in June 2016. This action clarified certain permitting requirements, yet could still impact permitting and compliance costs. As we build infrastructure to meet Diamondback’s needs, we may not be able to complete such projects on schedule, at the budgeted cost or at all.

Our revenues may not increase immediately (or at all) upon the expenditure of funds on a particular project. For instance, if we build additional gathering assets, the construction may occur over an extended period of time and we may not receive any material increases in revenues until the project is completed or at all. We may construct facilities to capture anticipated future production growth from Diamondback or another customer in an area where such growth does not materialize. As a result, new midstream assets may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions.

The construction of additions to our existing assets may require us to obtain new rights-of-way, surface use agreements or other real estate agreements prior to constructing new pipelines or facilities. We may be unable to timely obtain such rights-of-way to connect new crude oil, natural gas and water sources to our existing infrastructure or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to expand or renew existing rights-of-way, leases or other agreements, and our fees may only be increased above the annual year-over-year increase by mutual agreement between us and our customer. If the cost of renewing or obtaining new agreements increases, our cash flow could be adversely affected.

We are subject to regulation by multiple governmental agencies, which could adversely impact our business, results of operations and financial condition.

We are subject to regulation by multiple federal, state and local governmental agencies. Proposals and proceedings that affect the midstream industry are regularly considered by Congress, as well as by state legislatures and federal and state regulatory commissions, agencies and courts. We cannot predict when or whether any such proposals or proceedings may become effective or the magnitude of the impact changes in laws and regulations may have on our business. However, additions to the regulatory burden on our industry can increase our cost of doing business and affect our profitability.

The rates of our regulated crude oil assets are subject to review by federal regulators, which could adversely affect our revenues.

Rattler LLC has a Federal Energy Regulatory Commission, or FERC, tariff on file to gather crude oil in interstate commerce. Pipelines that gather or transport crude oil for third parties in interstate commerce are, among other things, subject to regulation of the rates and terms and conditions of service by FERC. We may also be required to respond to requests for information from government agencies, including compliance audits conducted by FERC.

FERC’s ratemaking policies are subject to change and may impact the rates charged and revenues received by Rattler LLC. In July 2016, the United States Court of Appeals for the District of Columbia Circuit issued its opinion in United Airlines, Inc., et al. v. FERC, finding that FERC had acted arbitrarily and capriciously when it failed to demonstrate that permitting an interstate petroleum products pipeline organized as a master limited partnership, or MLP, to include an income tax allowance in the cost of service underlying its rates in addition to the discounted cash flow return on equity would not result in the pipeline partnership owners double-recovering their income taxes. The court vacated FERC’s order and remanded to FERC to consider mechanisms for demonstrating that there is no double recovery as a result of the income tax allowance. On March 15, 2018, FERC issued a Revised Policy Statement on Treatment of Income Taxes in which FERC found that an impermissible double recovery results from granting a MLP pipeline both an income tax allowance and a return on equity pursuant to FERC’s discounted cash flow methodology. FERC revised its previous policy, stating that it would no longer permit an MLP pipeline to recover an income tax allowance in its cost of service. FERC stated it will address the application of the United Airlines decision to non-MLP partnership forms as those issues arise in subsequent proceedings. Further, FERC stated that it will incorporate the effects of the post-United Airlines policy changes and the Tax Cuts and Jobs Act of 2017 on industry-wide crude oil pipeline costs in the 2020 five-year review of the crude oil pipeline index level. FERC will also apply the revised Policy Statement and the Tax Cuts and Jobs Act of 2017 to initial crude oil pipeline cost-of-service rates and cost-of-service rate changes on a going-forward basis under FERC’s existing ratemaking policies, including cost-of-service rate proceedings resulting from shipper-initiated complaints. On July 18, 2018, FERC dismissed requests for rehearing and clarification of the March 15, 2018 Revised Policy Statement, but provided further guidance, clarifying that a pass-through entity will not be precluded in a future proceeding from arguing and providing evidentiary support that it is entitled to an income tax allowance and demonstrating that its recovery of an income tax allowance does not result in a double recovery of investors’ income tax costs.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our operating expenses to increase, limit the rates we charge for certain services and decrease the amount of cash we have available for distribution.

Although FERC has not made a formal determination with respect to the facilities we consider to be natural gas gathering pipelines, we believe that our natural gas gathering pipelines meet the traditional tests that FERC has used to determine that pipelines perform primarily a gathering function and are, therefore, not subject to FERC jurisdiction. The distinction between FERC-regulated interstate transportation services and federally unregulated gathering services, however, has been the subject of substantial litigation, and FERC determines whether facilities are gathering facilities on a case-by-case basis, so the classification and regulation of our gathering facilities is subject to change based on future determinations by FERC, the courts or Congress. If FERC were to consider the status of an individual facility and determine that the facility or services provided by it are not exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, and that the facility provides interstate transportation service, the rates for, and terms and conditions of, services provided by such facility would be subject to regulation by FERC under the NGA or the Natural Gas Policy Act, or NGPA. Such regulation could decrease revenue, increase operating costs, and, depending upon the facility in question, adversely affect our results of operations and cash flow. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA or NGPA, this could result in the imposition of substantial civil penalties, as well as a requirement to disgorge revenues collected for such services in excess of the maximum rates established by FERC.

Even though we consider our natural gas gathering pipelines to be exempt from the jurisdiction of FERC under the NGA, FERC regulation of interstate natural gas transportation pipelines may indirectly impact gathering services. FERC’s policies and practices across the range of its natural gas regulatory activities, including, for example, its policies on interstate open access transportation, ratemaking, capacity release, and market center promotion may indirectly affect intrastate markets and gathering services. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that the FERC will continue to pursue this approach as it considers matters such as pipeline rates and rules and policies that may indirectly affect the natural gas gathering services.

Natural gas gathering may receive greater regulatory scrutiny at the state level; therefore, our natural gas gathering operations could be adversely affected should they become subject to the application of state regulation of rates and services. Our gathering operations could also be subject to safety and operational regulations relating to the design, construction, testing, operation, replacement and maintenance of gathering facilities. We cannot predict what effect, if any, such changes might have on our operations, but we could be required to incur additional capital expenditures and increased operating costs depending on future legislative and regulatory changes.

Federal and state legislative and regulatory initiatives relating to pipeline safety that require the use of new or more stringent safety controls or result in more stringent enforcement of applicable legal requirements could subject us to increased capital costs, operational delays and costs of operation.

The U.S. Department of Transportation, or DOT, through the PHMSA and state agencies, enforces safety regulations with respect to the design, construction, operation, maintenance, inspection and management of certain of our pipeline facilities. The PHMSA requires pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in high-consequence areas, or HCAs, defined as those areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density. The regulations require operators to (i) perform ongoing assessments of pipeline integrity, (ii) identify and characterize applicable threats to pipeline segments that could impact a HCA, (iii) improve data collection, integration and analysis, (iv) repair and remediate pipelines as necessary and (v) implement preventive and mitigating actions. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and the correction of anomalies. The PHMSA’s regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans, including extensive spill response training for pipeline personnel.

The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, also known as the Pipeline Safety and Job Creation Act, and the Protecting our Infrastructure of Pipelines and Enhancing Safety Act of 2016, also known as the PIPES Act, are the most recent enactments of federal legislation to amend the Natural Gas Pipeline Safety Act of 1968, or NGPSA, and the Hazardous Liquids Pipeline Safety Act of 1979, or HLPSA, which are pipeline safety laws requiring increased safety measures for natural gas and hazardous liquids pipelines. Among other things, the Pipeline Safety and Job Creation Act directs the Secretary of Transportation to promulgate regulations relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation, material strength testing and verification of the maximum allowable pressure of certain pipelines. The Pipeline Safety and Job Creation Act also increases the maximum penalty for violation of pipeline safety regulations from $100,000 to $200,000 per violation per day of violation and from $1.0 million to $2.0 million for a related series of violations. To account for inflation, those maximum civil penalties have increased to $213,268 per violation per day, with a maximum of $2,132,679 for a related series of violations. The PIPES Act ensures that the Pipeline and Hazardous Materials Safety Administration, or PHMSA, completes the Pipeline Safety and Job Creation Act requirements; reforms PHMSA to be a more dynamic, data-driven regulator; and closes gaps in federal standards.

In October 2015, PHMSA issued a proposed rule that would significantly increase the number of miles of pipelines subject to the integrity management requirement. The proposed rule would also increase the responsibilities and obligations for hazardous liquid (including crude oil, condensate, natural gas liquids, and liquefied natural gas) pipeline operators that are already subject to integrity management requirements. In April 2016, PHMSA published a proposed rulemaking that would expand integrity management requirements and impose new pressure testing requirements on currently regulated gas transmission pipelines. The proposal would also significantly expand the regulation of gas gathering lines, subjecting previously unregulated pipelines to requirements regarding damage prevention, corrosion control, public education programs, maximum allowable operating pressure limits, and other requirements. PHMSA has not yet finalized such natural gas pipeline regulations. More recently, in January 2017, PHMSA finalized regulations for hazardous liquid pipelines that significantly extend and expand the reach of certain PHMSA integrity management requirements (i.e., periodic assessments, leak detection and repairs), regardless of the pipeline’s proximity to a high consequence area. The final rule would also impose new reporting requirements for certain unregulated pipelines, including all hazardous liquid gathering lines. However, PHMSA has delayed publication of the January 2017 rule in the federal register and, as a result, the rule has not yet become effective and may be modified. The safety enhancement requirements and other provisions of the Pipeline Safety and Job Creation Act and the PIPES Act, as well as any implementation of PHMSA rules thereunder and/or related rule making proceedings, could require us to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in our incurring increased operating costs that could have a material adverse effect on our results of operations or financial position.

If third party pipelines or other facilities interconnected to our midstream systems become partially or fully unavailable, or if the volumes we gather or treat do not meet the quality requirements of such pipelines or facilities, our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders could be adversely affected.

Our midstream systems are connected to other pipelines or facilities, the majority of which are owned by third parties. The continuing operation of such third party pipelines or facilities is not within our control. If any of these pipelines or facilities becomes unable to transport, treat or process natural gas or crude oil, or if the volumes we gather or transport do not meet the quality requirements of such pipelines or facilities, our business, financial condition, results of operations, cash flow and ability to make distributions to our common unitholders could be adversely affected.

Our exposure to commodity price risk may change over time and we cannot guarantee the terms of any existing or future agreements for our midstream services with our customers.

We currently generate the majority of our revenues pursuant to fee-based agreements under which we are paid based on volumetric fees, rather than the underlying value of the commodity. Consequently, our existing operations and cash flow have little direct exposure to commodity price risk. However, Diamondback and our other customers are exposed to commodity price risk, and extended reduction in commodity prices could reduce the production volumes available for our midstream services in the future below expected levels. Although we intend to maintain fee-based pricing terms on both new contracts and existing contracts for which prices have not yet been set, our efforts to negotiate such terms may not be successful, which could have a materially adverse effect on our business.

Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil and natural gas production by our customers, which could reduce the throughput on our gathering and other midstream systems, which could adversely impact our revenues.

We do not conduct hydraulic fracturing operations, but substantially all of Diamondback’s crude oil and natural gas production on our Dedicated Acreage is developed from unconventional sources that require hydraulic fracturing as part of the completion process. The majority of our fresh water services business is related to the storage and transportation of water for use in hydraulic fracturing. Hydraulic fracturing is a well stimulation process that utilizes large volumes of water and sand combined with fracturing chemical additives that are pumped at high pressure to crack open previously impenetrable rock to release hydrocarbons. There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, induced seismic activity, impacts on drinking water supplies, use of water and the potential for impacts to surface water, groundwater and the environment generally.

Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies. Please read “Business—Regulation of Operations.” Some states and local governments, including those in which we operate, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure or well construction requirements on hydraulic fracturing operations. In addition, several states and local governments have banned or significantly restricted hydraulic fracturing and, over the past several years, federal agencies such as the Environmental Protection Agency, or the EPA, have sought to assert jurisdiction over the process. While the EPA under the current administration has generally sought to relax environmental regulation and reduce enforcement efforts, including with respect to energy developed from unconventional sources, environmental groups and states have filed lawsuits challenging the EPA’s recent actions. We cannot predict the results of these or future lawsuits, or how such lawsuits will affect the regulation of hydraulic fracturing operations. Certain environmental groups have also suggested that additional laws at the federal, state and local levels of government may be needed to more closely and uniformly regulate the hydraulic fracturing process. We cannot predict whether any such legislation will be enacted and if so, what its provisions would be. Additional levels of regulation and permits required through the adoption of new laws and regulations at the federal, state or local level could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of crude oil and natural gas that move through our gathering systems and decrease demand for our water services, which in turn could materially adversely impact our revenues.

We, Diamondback or any third party customers may incur significant liability under, or costs and expenditures to comply with, environmental and worker health and safety regulations, which are complex and subject to frequent change.

As an owner and operator of gathering systems, we are subject to various federal, state and local laws and regulations relating to the discharge of materials into, and protection of, the environment and worker health and safety. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring costly response actions. These laws and regulations may impose numerous obligations that are applicable to our and our customers’ operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our or our customers’ operations, the imposition of specific standards addressing worker protection and the imposition of substantial liabilities and remedial obligations for pollution or contamination resulting from our and our customers’ operations. These laws and regulations may also limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically or seismically sensitive areas, and other protected areas. Failure to comply with these laws, regulations and permits may result in strict liability (i.e., no showing of “fault” is required) that may be joint and several, or the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations or the issuance of injunctions or administrative orders limiting or preventing some or all of our operations. Private parties, including the owners of the properties through which our gathering systems pass, may also have the right to pursue legal actions to enforce compliance, as well as to seek damages for non-compliance, with environmental laws and regulations or for personal injury or property damage. We may not be able to recover all or any of these costs from insurance. In addition, we may experience a delay in obtaining or be unable to obtain required permits, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenues, which in turn could affect the amount of cash we have available for distribution. We cannot provide any assurance that changes in or additions to public policy regarding the protection of the environment and worker health and safety will not have a significant impact on our operations and the amount of cash we have available for distribution.

Our operations also pose risks of environmental liability due to leakage, migration, releases or spills to surface or subsurface soils, surface water or groundwater. Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly operated by us regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Moreover, public interest in the protection of the environment has increased in recent years. Even if federal regulatory burdens temporarily ease, the historic trend of more expansive and stricter environmental legislation and regulations applied to the crude oil and natural gas industry may continue in the long-term, and at the state and local levels, potentially resulting in increased costs of doing business and consequently affecting the amount of cash we have available for distribution. Please read “Business—Regulation of Operations.”

Climate change laws and regulations restricting emissions of greenhouse gases could result in increased operating costs and reduced demand for the crude oil and natural gas that we gather while potential physical effects of climate change could disrupt Diamondback’s and our other customers’ production and cause us to incur significant costs in preparing for or responding to those effects.

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases, or GHGs, present an endangerment to public health and the environment, federal, state and local governments have taken steps to reduce emissions of GHGs. The EPA has finalized a series of GHG monitoring, reporting and emissions control rules for the oil and natural gas industry, and the U.S. Congress has, from time to time, considered adopting legislation to reduce emissions. Almost one-half of the states have already taken measures to reduce emissions of GHGs primarily through the development of GHG emission inventories and/or regional GHG cap-and-trade programs.

The EPA has adopted regulations under existing provisions of the CAA that, among other things, establish Prevention of Significant Deterioration, or PSD, construction and Title V operating permit reviews for certain large stationary sources. Facilities required to obtain PSD permits will be required to meet “best available control technology” standards for their GHG emissions that will be established by the states or, in some cases, by the EPA on a case-by-case basis. In addition, on June 3, 2016, the EPA amended its regulations to impose new standards for methane and volatile organic compounds emissions for certain new, modified, and reconstructed equipment, processes, and activities across the oil and natural gas sector. However, in a March 28, 2017 executive order, President Trump directed the EPA to review the 2016 regulations and, if appropriate, to initiate a rulemaking to rescind or revise them consistent with the stated policy of promoting clean and safe development of the nation’s energy resources, while at the same time avoiding regulatory burdens that unnecessarily encumber energy production. On June 16, 2017, the EPA published a proposed rule to stay for two years certain requirements of the 2016 regulations, including fugitive emission requirements. Also, on September 11, 2018, the EPA announced a proposed rule to significantly reduce regulatory burdens imposed by the 2016 regulations. These EPA regulations, to the extent implemented, as well as future laws and their implementing regulations, could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources.

Climate and related energy policy, laws and regulations could change quickly, and substantial uncertainty exists about the nature of many potential developments that could impact the sources and uses of energy. At the international level, in December 2015, the United States participated in the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake “ambitious efforts” to limit the average global temperature, and to conserve and enhance sinks and reservoirs of GHGs. The Paris Agreement went into effect on November 4, 2016. The Paris Agreement establishes a framework for the parties to cooperate and report actions to reduce GHG emissions. However, on June 1, 2017, President Trump announced that the United States would withdraw from the Paris Agreement and begin negotiations to either re-enter or negotiate an entirely new agreement with more favorable terms for the United States. The Paris Agreement sets forth a specific exit process, whereby a party may not provide notice of its withdrawal until three years from the effective date, with such withdrawal taking effect one year from such notice. It is not clear what steps the Trump Administration plans to take to withdraw from the Paris Agreement, whether a new agreement can be negotiated, or what terms would be included in such an agreement. Furthermore, in response to the announcement, many state and local leaders stated their intent to intensify efforts to uphold the commitments set forth in the international accord. It is not possible at this time to predict the timing or effect of international treaties or regulations on our operations or to predict with certainty the future costs that we may incur in order to comply with such treaties or regulations.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could also adversely affect demand for the crude oil, natural gas and water we gather. Recently, activists concerned about the potential effects of climate change have directed their attention at sources of funding for fossil-fuel energy companies, which has resulted in certain financial institutions, funds and other sources of capital restricting or eliminating their investment in crude oil and natural gas activities. Ultimately, this could make it more difficult to secure funding for energy infrastructure projects, such as pipelines and terminal facilities. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our operations or our customer’s exploration and production operations, which in turn could affect demand for our services. Please read “Business—Regulation of Operations.”

Legislation or regulatory initiatives intended to address seismic activity could restrict our ability to dispose of saltwater gathered from Diamondback and our other customers, which could have a material adverse effect on our business.

We dispose of large volumes of saltwater gathered from Diamondback and our other customers produced in connection with their drilling and production operations by injecting it into wells pursuant to permits issued to us by governmental authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent operating constraints or new monitoring and reporting requirements, owing to, among other things, concerns of the public or governmental authorities regarding such gathering or disposal activities. For example, there exists a growing concern that the injection of saltwater into belowground disposal wells triggers seismic activity in certain areas, including Texas, where we operate.

State and federal regulatory agencies have recently focused on a possible connection between hydraulic fracturing related activities, particularly the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity, and regulatory agencies at all levels are continuing to study the possible linkage between oil and gas activity and induced seismicity. In addition, a number of lawsuits have been filed in some states alleging that disposal well operations have caused seismic events, caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. In response to these concerns, regulators in some states are seeking to impose additional requirements, including requirements regarding the permitting of disposal wells or otherwise to assess the relationship between seismicity and the use of such wells. For example, on October 28, 2014, the Texas Railroad Commission adopted disposal well rule amendments designed, among other things, to require applicants for new disposal wells that will receive non-hazardous produced water or other oil and gas waste to conduct seismic activity searches utilizing the U.S. Geological Survey. The searches are intended to determine the potential for earthquakes within a circular area of 100 square miles around a proposed new disposal well. If the permittee or an applicant of a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be or determined to be contributing to seismic activity, then the agency may deny, modify, suspend or terminate the permit application or existing operating permit for that well. The Texas Railroad Commission has used this authority to deny permits for disposal wells.

The adoption and implementation of any new laws or regulations that restrict our ability to dispose of saltwater gathered from Diamondback and our other third party crude oil and natural gas producing customers, by limiting volumes, disposal rates, SWD well locations or otherwise, or requiring us to shut down our SWD wells, could have a material adverse effect on our business, financial condition and results of operations.

Certain plant or animal species are or could be designated as endangered or threatened, which could have a material impact on our and Diamondback’s operations.

The federal Endangered Species Act, or ESA, restricts activities that may affect endangered or threatened species or their habitats. Many states have analogous laws designed to protect endangered or threatened species. Such protections, and the designation of previously undesignated species under such laws, may affect our and Diamondback’s operations, and those of our other customers, by imposing additional costs, approvals and accompanying delays.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could curtail our operations and have a material adverse effect on our ability to make cash distributions and, accordingly, the market price for our common units.

Our operations are subject to all of the hazards inherent in the gathering of crude oil, natural gas and produced water and the delivery and storage of fresh water, including:

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damage to pipelines, centralized gathering facilities, pump stations, related equipment and surrounding properties caused by design, installation, construction materials or operational flaws, natural disasters, acts of terrorism or acts of third parties;

•	leaks of crude oil, natural gas or NGLs or losses of crude oil, natural gas or NGLs as a result of the malfunction of, or other disruptions associated with, equipment or facilities;

•	fires, ruptures and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distributions.

We may not own in fee the land on which our pipelines and facilities are located, which could result in disruptions to our operations.

We may not own in fee the land on which our midstream systems have been constructed. We own in fee less than 5% of the land on which our midstream systems have been constructed, with the remainder held by surface use agreements, rights-of-way, surface leases or other easement rights, which may limit or restrict our rights or access to or use of the surface estates. Accommodating these competing rights of the surface owners may adversely affect our operations. In addition, we are subject to the possibility of more onerous terms or increased costs to retain necessary land use if we do not have valid rights-of-way, surface leases or other easement rights or if such usage rights lapse or terminate. We may obtain the rights to construct and operate our pipelines on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew rights-of-way, surface leases or other easement rights or otherwise, could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distributions.

A shortage of equipment and skilled labor could reduce equipment availability and labor productivity and increase labor and equipment costs, which could have a material adverse effect on our business and results of operations.

Our gathering and other midstream services require special equipment and laborers who are skilled in multiple disciplines, such as equipment operators, mechanics and engineers, among others. If we experience shortages of necessary equipment or skilled labor in the future, our labor and equipment costs and overall productivity could be materially and adversely affected. If our equipment or labor prices increase or if we experience materially increased health and benefit costs for employees, our business and results of operations could be materially and adversely affected.

The loss of key personnel could adversely affect our ability to operate.

We depend on the services of a relatively small group of individuals, all of whom are employees of Diamondback and provide services to us pursuant to the services and secondment agreement. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of these individuals who represent all of our general partner’s senior management could have a material adverse effect on our business, financial condition, results of operations, cash flow and ability to make cash distributions.

Neither we nor our general partner have any employees, and we rely solely on the employees of Diamondback to manage our business. The management team of Diamondback, which includes the individuals who manage us, also perform similar services for Diamondback and Viper and own and operate Diamondback’s assets, and thus are not solely focused on our business.

Neither we nor our general partner have any employees and we rely solely on Diamondback to operate our assets and perform other management, administrative and operating services for us and our general partner.

Diamondback provides similar activities with respect to its own assets and operations, as well as the assets and operations of Viper. Because Diamondback provides services to us that are similar to those performed for itself and Viper, Diamondback may not have sufficient human, technical and other resources to provide those services at a level that Diamondback would be able to provide to us if it were solely focused on our business and operations. Diamondback may make internal decisions on how to allocate its available resources and expertise that may not always be in our best interest compared to Diamondback’s interests. There is no requirement that Diamondback favor us over itself in providing its services. If the employees of Diamondback and their affiliates do not devote sufficient attention to the management and operation of our business, our financial results may suffer and our ability to make distributions to our common unitholders may be reduced.

Restrictions in Rattler LLC’s new revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our common unitholders.

Rattler LLC expects to enter into a new revolving credit facility prior to or in connection with the closing of this offering. We expect this new revolving credit facility will limit our ability to, among other things:

•	incur or guarantee additional debt;

•	redeem or repurchase units or make distributions under certain circumstances;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

We expect Rattler LLC’s new revolving credit facility will also contain covenants requiring us to maintain certain financial ratios.

The provisions of Rattler LLC’s new revolving credit facility may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our new revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our common unitholders could experience a partial or total loss of their investment. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity.”

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures (including building additional gathering pipelines needed for required connections and building additional centralized gathering facilities pursuant to our gathering agreements) or other purposes may be impaired or such financing may not be available on favorable terms;

•	our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

•	we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could adversely affect our business.

We will have exposure to increases in interest rates. Immediately after the consummation of this offering, we do not expect to have any outstanding indebtedness. However, prior to or in connection with the completion of this offering we expect to enter into a new revolving credit facility. An increase in the interest rates we pay under the credit facility will result in an increase in our interest expense. As a result, our results of operations, cash flow and financial condition and, as a result, our ability to make cash distributions to our common unitholders, could be materially adversely affected by significant increases in interest rates.

In the future we may face increased obligations relating to the closing of our saltwater facilities and may be required to provide an increased level of financial assurance to guaranty the appropriate closure activities occur for a saltwater facility.

Obtaining a permit to own or operate saltwater facilities generally requires us to establish performance bonds, letters of credit or other forms of financial assurance to address clean-up and closure obligations. As we acquire additional saltwater facilities or expand our existing saltwater facilities, these obligations will increase. Additionally, in the future, regulatory agencies may require us to increase the amount of our closure bonds at existing saltwater facilities. We have accrued approximately $4.6 million on our balance sheet related to our future closure obligations of our saltwater facilities and oil and gas gathering systems as of March 31, 2019. However, actual costs could exceed our current expectations, as a result of, among other things, federal, state or local government regulatory action, increased costs charged by service providers that assist in closing saltwater facilities and additional environmental remediation requirements. The obligation to satisfy increased regulatory requirements associated with our produced and saltwater facilities could result in an increase of our operating costs and affect our ability to make distributions to our unitholders.

Our businesses and results of operations are subject to seasonal fluctuations, which could result in fluctuations in our operating results and common unit price.

Our business is subject to seasonal fluctuations. Demand for natural gas generally decreases during the spring and fall months and increases during the summer and winter months. The volumes of condensate produced at our processing facilities fluctuate seasonally, with volumes generally increasing in the winter months and decreasing in the summer months as a result of the physical properties of natural gas and comingled liquids. Severe or prolonged summers may adversely affect our results of operations.

A terrorist attack, cyber-attack or armed conflict could harm our business.

Terrorist activities, cyber-attacks, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for crude oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Crude oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

The oil and gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain midstream activities. For example, software programs are used to manage gathering and transportation systems and for compliance reporting. The use of mobile communication devices has increased rapidly. Industrial control systems such as SCADA (supervisory control and data acquisition) now control large scale processes that can include multiple sites and long distances, such as crude oil and natural gas pipelines.

We depend on digital technology, including information systems and related infrastructure as well as cloud applications and services, to process and record financial and operating data and to communicate with our employees and business service providers. Our business service providers, including vendors and financial institutions, are also dependent on digital technology. The technologies needed to conduct midstream activities make certain information the target of theft or misappropriation.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, also has increased. A cyber-attack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption, or result in denial-of-service on websites. SCADA-based systems are potentially vulnerable to targeted cyber-attacks due to their critical role in operations.

Our technologies, systems, networks and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period.

A cyber incident involving our information systems and related infrastructure, or that of our business service providers, could disrupt our business plans and negatively impact our operations in the following ways, among others:

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a cyber-attack on a vendor or other service provider could result in supply chain disruptions which could delay or halt development of additional infrastructure, effectively delaying the start of cash flow from the project;

•	a cyber-attack on downstream pipelines could prevent us from delivering product at the tailgate of our facilities, resulting in a loss of revenues;

•	a cyber-attack on a communications network or power grid could cause operational disruption resulting in loss of revenues;

•	a deliberate corruption of our financial or operational data could result in events of non-compliance which could lead to regulatory fines or penalties; and

•	business interruptions could result in expensive remediation efforts, distraction of management, damage to our reputation, or a negative impact on the price of our common units.

Our implementation of various controls and processes, including globally incorporating a risk-based cyber security framework, to monitor and mitigate security threats and to increase security for our information, facilities and infrastructure is costly and labor intensive. Moreover, there can be no assurance that such measures will be sufficient to prevent security breaches from occurring. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

Risks Inherent in an Investment in Us

Diamondback owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Diamondback, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our common unitholders.

Following the offering, Diamondback will own and control our general partner and will appoint all of the directors of our general partner. All of the executive officers and certain of the directors of our general partner are also officers and/or directors of Diamondback. Although our general partner has a duty to manage us in a manner that it believes is not adverse to our interest, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner that is in the best interests of Diamondback. Therefore, conflicts of interest may arise between Diamondback or any of its affiliates, including our general partner, on the one hand, and us and/or any of our common unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•	our general partner is allowed to take into account the interests of parties other than us, such as Diamondback, in exercising certain rights under our partnership agreement;

•	neither our partnership agreement nor any other agreement requires Diamondback to pursue a business strategy that favors us;

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our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

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our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

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our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 97% of the common units and Class B Units, taken together (which threshold will be permanently reduced to 80% if our general partner and its affiliates (including Diamondback) collectively own less than 75% of the common units and Class B Units, taken together);

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

In addition, Diamondback or its affiliates may compete with us. Please read “—Diamondback and other affiliates of our general partner may compete with us.” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement replaces our general partner’s fiduciary duties to our unitholders.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights; and

•	whether or not to consent to any merger or consolidation of the partnership or any amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

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whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is generally required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any higher standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

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our general partner and its executive officers and directors will not be liable for monetary damages or otherwise to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which our general partner or its executive officers or directors engaged in bad faith, willful misconduct or fraud or, with respect to any criminal conduct, with knowledge that such conduct was unlawful; and

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our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction, even a transaction with an affiliate or the resolution of a conflict of interest, is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the vote of a majority of the outstanding units, excluding any units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, other than one where our general partner is permitted to act in its sole discretion, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Diamondback and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, engaging in activities incidental to its ownership interest in us and providing management, advisory and administrative services to its affiliates or to other persons. However, affiliates of our general partner, including Diamondback, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, Diamondback may compete with us for investment opportunities and may own an interest in entities that compete with us. Further, Diamondback and its affiliates, may acquire, develop or dispose of additional midstream properties or other assets in the future, without any obligation to offer us the opportunity to purchase or develop any of those assets.

Diamondback is an established participant in the oil and natural gas industry and has resources greater than ours, which factors may make it more difficult for us to compete with Diamondback with respect to commercial activities as well as for potential acquisitions. As a result, competition from Diamondback and its affiliates could adversely impact our results of operations and cash available for distribution to our common unitholders.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Diamondback. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our common unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, common unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Common unitholders have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by Diamondback, as a result of it owning our general partner, and not by our common unitholders. Please read “Management—Management of Rattler Midstream LP” and “Certain Relationships and Related Party Transactions.” Unlike publicly traded corporations, we will not conduct annual meetings of our common unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner must provide for the election of a successor general partner by the holders of a majority of the outstanding units, voting together as a single class. Upon the closing of this offering, Diamondback will own 118,181,819 of our Class B Units representing an approximate 78% voting interest in us (or 113,181,819 Class B Units representing an approximate 75% voting interest in us if the underwriters exercise in full their option to purchase additional common units). This will give Diamondback the ability to prevent the removal of our general partner.

Furthermore, common unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of our management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our common unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Common unitholders will be unable to remove our general partner without its consent because affiliates of our general partner will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units, voting as a single class, is required to remove our general partner. Following the closing of this offering, Diamondback will own 118,181,819 of our Class B Units representing 78% of voting interests in us (or 113,181,819 Class B Units representing 75% of voting interests in us if the underwriters exercise in full their option to purchase additional common units).

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements, which will be determined in our general partner’s sole discretion, and fees due our general partner and its affiliates for services provided will be substantial and will reduce the amount of cash we have available for distribution to you.

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations, all of which expenses will be paid by Rattler LLC. Except to the extent reimbursed pursuant to our services and secondment agreement, our general partner determines the amount of these expenses. Under our services and secondment agreement, we will be required to reimburse Diamondback for the provision of certain operation services and related management services in support of our operations. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we will reimburse our general partner and its affiliates may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to common unitholders.

In connection with the closing of this offering, Rattler LLC will enter into a tax sharing agreement with Diamondback pursuant to which Rattler LLC will reimburse Diamondback for its share of state and local income and other taxes borne by Diamondback as a result of Rattler LLC’s results being included in a combined or consolidated tax return filed by Diamondback with respect to taxable periods including or beginning on the closing date of this offering. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owner of our general partner to transfer its membership interests in our general partner to a third party. After any such transfer, the new member or members of our general partner would then be in a position to replace the board of directors and the executive officers of our general partner with its own designees and thereby exert significant control over the decisions taken by the board of directors and the executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the common unitholders.

Common unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, common unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our common unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of any impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

A limited partner that participates in the control of our business within the meaning of the Delaware Act may be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Please read “Our Partnership Agreement—Limited Liability.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only publicly traded common units, assuming the underwriters’ option to purchase additional common units from us is not exercised. In addition, immediately following the completion of this offering, Diamondback will own 118,181,819 Class B Units, which are exchangeable for an equal number of common units, representing an aggregate 78% limited partner interest (or, if the underwriters exercise in full their option to purchase additional common units, 113,181,819 Class B Units, which are exchangeable for an equal number of common units, representing an aggregate 75% limited partner interest). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Common unitholders will experience immediate and substantial dilution in as adjusted net tangible book value of $10.82 per common unit.

The assumed initial public offering price of $17.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds as adjusted net tangible book value of $6.68 per common unit. Based on the assumed initial public offering price of $17.50 per common unit, unitholders will incur immediate and substantial dilution of $10.82 per common unit. Please read “Dilution.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine in good faith the terms of any arrangement or transaction entered into after the completion of this offering. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the completion of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

Our general partner and its affiliates will have no obligation to permit us to use any assets or services of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common unitholders will have no right to enforce the obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who will perform services for us will be retained by our general partner. Attorneys, independent accountants and others who will perform services for us will be selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the common unitholders in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the common unitholders, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including Diamondback) own more than 97% of our then-outstanding common units and Class B Units, taken together, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. (If, however, our general partner and its affiliates (including Diamondback) reduce their collective ownership of common units and Class B Units to below 75% of the outstanding units, taken as a whole, the ownership threshold to exercise the call right will be permanently reduced to 80%.) As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. The common units and Class B Units are considered limited partner interests of a single class for these provisions. Following the completion of this offering and assuming the underwriters’ option to purchase additional common units from us is not exercised, our general partner and its affiliates will own no common units and 118,181,819 Class B Units, which collectively would constitute approximately 78% of the common units and Class B Units treated as a single class (excluding any common units purchased by the directors, director nominee and executive officers of our general partner and certain other individuals as selected by our general partner under our directed unit program). Please read “Our Partnership Agreement—Limited Call Right.”

We may issue additional common units and other equity interests without unitholder approval, which would dilute existing unitholder ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests, including common units, without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of common unitholders in us immediately prior to the issuance will decrease;

•	the amount of cash distributions on each common unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished; and

•	the market price of the common units may decline.

Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

The issuance by us of an additional general partner interest may have the following effects, among others, if such general partner interest is issued to a person who is not an affiliate of Diamondback:

•	management of our business may no longer reside solely with our current general partner; and

•	affiliates of the newly admitted general partner may compete with us, and neither that general partner nor such affiliates will have any obligation to present business opportunities to us.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Diamondback will hold 118,181,819 Class B Units, each of which, together with one Rattler LLC Unit, will be exchangeable for one common unit. All of the Class B Units will be owned by Diamondback and Class B Units must be redeemed (together with an equal number of the Rattler LLC Units) for common units prior to their sale to any person or entity not affiliated with Diamondback. Sales by holders of a substantial number of our common units in the public markets, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide certain registration rights to Diamondback. Pursuant to these registration rights, we have agreed to register, under the Securities Act, all of the common units owned by Diamondback and its assignees for resale (including common units issuable in exchange for Class B Units and Rattler LLC Units). Under our partnership agreement, our general partner and its affiliates also have registration rights relating to the offer and sale of any common units that they hold. Please read “Units Eligible for Future Sale.”

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the

Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities Exchanges Commission, or the SEC, and Nasdaq, require publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our common unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our common unitholders will be affected by the costs associated with being a publicly-traded partnership.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on the board of directors of our general partner or as our executive officers.

We estimate that we will incur approximately $1.4 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements, including those relating to accounting standards and disclosure about our executive compensation and internal control auditing requirements that apply to other public companies.

We are classified as an “emerging growth company” under Section 2(a)(19) of the Securities Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) comply with any new audit rules adopted by the Public Company Accounting Oversight Board after April 5, 2012 unless the SEC determines otherwise or (iv) provide certain disclosures regarding executive compensation required of larger public companies.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential common unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common units.

Diamondback is a publicly traded corporation and has developed a system of internal controls for compliance with public reporting requirements. However, prior to this offering, our predecessor has not been required to file reports with the SEC on a stand-alone basis. Upon the completion of this offering, we will become subject to the public reporting requirements of the Exchange Act. We prepare our consolidated financial statements in accordance with GAAP, but our internal controls over financial reporting may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a publicly traded partnership. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common units.

Nasdaq does not require a publicly traded limited partnership like us to comply with certain of its corporate governance requirements.

We have applied for listing of our common units on Nasdaq. Because we will be a publicly traded limited partnership, Nasdaq does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to Nasdaq’s shareholder approval rules that apply to a corporation. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of Nasdaq’s corporate governance requirements. Please read “Management—Management of Rattler Midstream LP.”

Our partnership agreement includes exclusive forum, venue and jurisdiction provisions. By purchasing a common unit, a limited partner is irrevocably consenting to these provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. Our partnership agreement also provides that any unitholder bringing an unsuccessful action will be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our partnership agreement is governed by Delaware law. Our partnership agreement includes exclusive forum, venue and jurisdiction provisions designating Delaware courts as the exclusive venue for most claims, suits, actions and proceedings involving us or our officers, directors and employees. In addition, if any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. In addition, our partnership agreement provides that each limited partner irrevocably waives the right to trial by jury in any such claim, suit, action or proceeding. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. If a dispute were to arise between a limited partner and us or our officers, directors or employees, the limited partner may be required to pursue its legal remedies in Delaware which may be an inconvenient or distant location and which is considered to be a more corporate-friendly environment. These provisions may have the effect of discouraging lawsuits against us and our general partner’s directors and officers.

Holders of our common units may not be entitled to a jury trial with respect to claims arising under our partnership agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

Our partnership agreement governing our common units provides that, to the fullest extent permitted by law, holders of our common units waive the right to a jury trial of any claim they may have against us arising out of or relating to our common units or our partnership agreement, including any claim under the U.S. federal securities laws.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern our partnership agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the partnership agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to our partnership agreement and our common units. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the partnership agreement.

If you or any other holders or beneficial owners of our common units bring a claim against us in connection with matters arising under our partnership agreement or our common units, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under our partnership agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the partnership agreement with a jury trial. No condition, stipulation or provision of the partnership agreement or our common units serves as a waiver by any holder or beneficial owner of our common units or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to permit the general partner to redeem the units of certain unitholders.

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant) and to permit our general partner to redeem the units held by any person (i) whose nationality, citizenship or related status creates substantial risk of cancellation or forfeiture of any of our property and/or (ii) who fails to comply with the procedures established to obtain such proof. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. Please read “Our Partnership Agreement—Non-Citizen Assignees; Redemption.”

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our common units and could have a material adverse effect on our business.

If we are deemed to be an investment company under the Investment Company Act of 1940, or the Investment Company Act, our business would be subject to applicable restrictions under the Investment Company Act, which could make it impracticable for us to continue our business as contemplated.

We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Risks Related to Taxation

In addition to reading the following risk factors, if the unitholder is a non-U.S. investor, please read “United States Federal Income Tax Considerations” for a more complete discussion of certain expected U.S. federal income tax consequences of owning and disposing of our common units.

We will be treated as a corporation for U.S. federal income tax purposes and our cash available for distribution to our common unitholders may be substantially reduced.

Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes. Accordingly, we will be subject to U.S. federal income tax at regular corporate rates on our net taxable income. Because an entity-level tax is imposed on us due to our status as a corporation for U.S. federal income tax purposes, our distributable cash flow will be reduced by our tax liabilities, which reduction may be substantial.

Distributions to common unitholders will likely be taxable as dividends.

Because we will be treated as a corporation for U.S. federal income tax purposes, if we make distributions to our common unitholders from current or accumulated earnings and profits as computed for U.S. federal income tax purposes, such distributions will generally be taxable to our common unitholders as ordinary dividend income for U.S. federal income tax purposes. Such dividend distributions paid to non-corporate U.S. unitholders will be subject to U.S. federal income tax at preferential rates, provided that certain holding period and other requirements are satisfied. Any portion of our distributions to common unitholders that exceeds our current and accumulated earnings and profits as computed for U.S. federal income tax purposes will constitute a non-taxable return of capital distribution to the extent of a unitholder’s basis in its common units, and thereafter as gain on the sale or exchange of such common units.

Future regulations relating to and interpretations of the recently enacted Tax Cuts and Jobs Act may have a material impact on our financial condition and results of operations.

The Tax Cuts and Jobs Act of 2017, or the Tax Act, was signed into law on December 22, 2017. Among other things, the Tax Act reduces the U.S. corporate tax rate from 35% to 21%, imposes significant additional limitations on the deductibility of interest, and allows the expensing of capital expenditures. The Tax Act is highly complex and subject to interpretation. The presentation of our financial condition and results of operations is based upon our current interpretation of the provisions contained in the Tax Act. In the future, the Treasury Department and the Internal Revenue Service are expected to release regulations relating to and interpretive guidance of the legislation contained in the Tax Act. Any significant variance of our current interpretation of such legislation from any future regulations or interpretive guidance could result in a change to the presentation of our financial condition and results of operations and could negatively affect our business.

USE OF PROCEEDS

We expect to receive estimated net proceeds of approximately $546 million from the sale of 33,333,333 common units offered by this prospectus, based on an assumed initial public offering price of $17.50 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses. Our estimate assumes the underwriters’ option to purchase additional common units is not exercised. We intend to contribute the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued, representing approximately 22% of Rattler LLC’s outstanding membership interests after this offering. Our Rattler LLC Units will entitle us to sole management control of Rattler LLC. We intend for Rattler LLC to distribute all of the net proceeds from this offering to Diamondback, in part to reimburse Diamondback for certain capital expenditures.

If the underwriters exercise in full their option to purchase additional common units, we estimate that the additional proceeds to us will be approximately $82.7 million, after deducting the estimated underwriting discounts and commissions. If and to the extent the underwriters exercise their option to purchase additional common units, we will contribute the net proceeds thereof to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. We intend for Rattler LLC to use the proceeds of any exercise of the underwriters’ option to make an additional cash distribution to Diamondback.

We may choose to increase or decrease the number of common units we are offering. Each increase or decrease of 1.0 million common units offered by us, assuming an initial public offering price of $17.50 per common unit, would increase or decrease net proceeds to us from this offering by approximately $16.5 million, after deducting the estimated underwriting discounts and commissions, resulting in a proportionate increase or decrease in the number of Rattler LLC Units we will purchase.

In connection with the closing of this offering, Diamondback will contribute $1.0 million in cash to us and our general partner will contribute $1.0 million in cash to us in respect of its general partner interest. We will retain those contributions at the partnership, and use them for general partnership purposes.

In addition, the initial public offering price may be greater or less than the assumed initial public offering price. The actual initial public offering price is subject to market conditions and negotiations between us and the underwriters. A $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per common unit would increase (decrease) the net proceeds to us from this offering by approximately $31.5 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and assuming the underwriters do not exercise their option to purchase additional common units, and after deducting underwriting discounts and commissions and estimated offering expenses. Any such change in the net proceeds to us would increase or decrease, as the case may be, the amount we contribute to Rattler LLC and, accordingly, the amount of the distribution to be made to Diamondback by Rattler LLC.

CAPITALIZATION

The following table sets forth:

•	the historical cash and cash equivalents and capitalization of our predecessor as of March 31, 2019; and

•

our pro forma capitalization as of March 31, 2019, giving effect to the pro forma adjustments described in our unaudited pro forma combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds from this offering in the manner described under “Use of Proceeds” and the other transactions described under “Prospectus Summary—The Transactions.”

The following table assumes that the underwriters do not exercise their option to purchase additional common units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, the proceeds thereof will be used by us to purchase a number of Rattler LLC Units equal to the number of common units purchased pursuant to the option. If the underwriters do not exercise their option to purchase additional common units, we will issue up to an additional 5,000,000 Class B Units, and Rattler LLC will issue an equal number of Rattler LLC Units, to Diamondback at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and a number of Class B Units equal to the number of remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to Diamondback and Rattler LLC will issue an equal number of Rattler LLC Units to Diamondback, at the expiration of the option period for no additional consideration. Any Class B Units to be so issued to Diamondback will be issued pursuant to the exemption from registration provided under Section 4(a)(2) of the Securities Act.

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Prospectus Summary—The Transactions,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2019
	Historical	Pro Forma(2)
	(in thousands)
Cash and cash equivalents	$12,060	$14,059

Long-term debt:
New revolving credit facility(1)	$—	$—
Member’s equity / partners’ capital:
Member’s equity	1,025,155	—
Common units	—	541,775
Class B Units	—	1,000
General partner interest	—	1,000
Non-controlling interest	—	479,129
Total member’s equity / partners’ capital	1,025,155	1,022,904

Total capitalization	$1,025,155	$1,022,904

(1)

In connection with the completion of this offering, Rattler LLC expects to enter into a new $600 million revolving credit facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility.”

(2)	Assumes the mid-point of the price range set forth on the cover page of this prospectus.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common units sold in this offering will exceed the pro forma net tangible book value per common unit after this offering. Net tangible book value per common unit as of a particular date represents the amount of our predecessor’s total tangible assets less our predecessor’s total liabilities divided by the total number of common units outstanding as of such date. For the purpose of calculating dilution, we are including in the number of common units all common units that would be issued if all Class B Units, together with the Rattler LLC Units, held by Diamondback were exchanged for common units. We refer to this calculation as being on “a fully diluted basis.” As of March 31, 2019, after giving effect to the transactions contemplated to occur at the completion of this offering, our net tangible book value would have been approximately $1,012.7 million, or $6.68 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit as illustrated in the following table.

Assumed initial public offering price per common unit(1)		$17.50
Pro forma net tangible book value per common unit before this offering(2)	$8.57
Increase in net tangible book value per unit attributable to purchasers in this offering	1.71
Decrease in as adjusted net tangible book value per common unit attributable to the distributions to Diamondback(3)	(3.60)

Less: Pro forma net tangible book value per unit after this offering(4)		6.68

Immediate dilution in as adjusted net tangible book value per common unit attributable to purchasers in this offering(5)(6)		$10.82

(1)	Represents the mid-point of the price range set forth on the cover page of this prospectus.
(2)

Determined by dividing the pro forma net tangible book value before the offering of $1,012.7 million by the number of common units (118,181,819) issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units.

(3)

Determined by dividing the expected distribution of $546.0 million to Diamondback in connection with this offering by the number of common units (151,515,152) outstanding after this offering, including those issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units.

(4)

Determined by dividing the pro forma net tangible book value after the offering, after giving effect to the application of the net proceeds of this offering, of $1,012.7 million by the number of common units (151,515,152) outstanding after this offering, including those issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units.

(5)

Assumes an initial public offering price of $17.50 per common unit, the mid-point of the price range set forth on the cover page of this prospectus. If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $11.82 and $9.82, respectively.

(6)

Because the total number of common units outstanding on a fully diluted basis following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

The following table sets forth the number of common units (on a fully diluted basis) acquired, the total consideration paid or exchanged and the average price per common unit (on a fully diluted basis) paid by Diamondback and by purchasers of our common units in this offering, based on an assumed initial public offering price of $17.50 per common unit and no exercise of the underwriters’ option to purchase additional common units.

	Units Acquired		Total Consideration
	Number	%	Amount	%
			(in thousands)
Diamondback and its affiliates(1)(2)(3)	118,181,819	78%	$481,129	47%
Purchasers in this offering	33,333,333	22%	541,775	53%

Total	151,515,152	100.0%	$1,022,904	100.0%

(1)	Upon the completion of this offering, following the expiration of the underwriters’ option period, Diamondback will own 118,181,819 Class B Units.
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(3)

The assets contributed by Diamondback were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2019 was $900.8 million (excludes deferred taxes). At the closing of this Offering, we intend Rattler LLC to make a distribution to Diamondback of approximately $546.0 million.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. Please read “—Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2020” below. In addition, you should read “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our predecessor’s audited historical financial statements as of December 31, 2017 and December 31, 2018 and unaudited historical financial statements as of and for the three months ended March 31, 2019 included elsewhere in this prospectus.

Cash Distribution Policy

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will pay, to the extent legally available, cash distributions to common unitholders of record on the applicable record date of $0.25 per common unit within 60 days after the end of each quarter beginning with the quarter ending September 30, 2019. Our first distribution will be prorated for the period from the closing of this offering through September 30, 2019. The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on our common units on a quarterly or other basis. Please read “Risk Factors—Risks Inherent in an Investment in Us—The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions on our common units at all.”

Our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter. We will be required to make these distributions in any quarter before making any distributions on our common units. Other than those amounts, neither our general partner interest nor our Class B Units will be entitled to receive or participate in distributions made by us.

We are a holding company and substantially all of our operations will be carried out by Rattler LLC. Following the completion of this offering, we will control Rattler LLC and we will own 33,333,333 Rattler LLC Units, representing an approximately 22% membership interest in Rattler LLC (if the underwriters exercise in full their option to purchase additional common units, we will own 38,333,333 Rattler LLC Units, representing an approximately 25% membership interest in Rattler LLC).

We expect that our only source of cash will be distributions from Rattler LLC, together with the $2.0 million of cash contributed to us in respect of our Class B Units and our general partner interest. We will only be able to make cash distributions to the extent that we have sufficient cash after the establishment of cash reserves, including for federal income tax expenses, the payment of the preferred distribution on our general partner interest and our Class B Units and the payment of expenses. Rattler LLC will pay all of our expenses, including the expenses we expect to incur as a result of being a publicly traded entity, other than our U.S. federal income tax expense. We expect to initially pay our preferred distributions with cash held by us. The Rattler LLC limited liability company agreement will provide that, in our capacity as managing member of Rattler LLC, we may cause Rattler LLC to pay cash distributions at any time and from time to time, which distributions will be paid pro rata in respect of all outstanding Rattler LLC Units. Rattler LLC’s ability to make any such distribution will be subject to applicable law as well as any contractual restrictions, such as those under its revolving credit facility.

Under our partnership agreement, the services and secondment agreement and the Rattler LLC limited liability company agreement, Rattler LLC will reimburse our general partner and its affiliates, including Diamondback, for costs and expenses they incur and payments they make on our behalf. Rattler LLC will make these payments before making any distributions in respect of the Rattler LLC Units.

We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods. We estimate that cash distributions from Rattler LLC of approximately $33.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $8.3 million per quarter). If the underwriters exercise in full their option to purchase additional common units, we estimate that cash distributions from Rattler LLC of approximately $38.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $9.6 million per quarter). Our future tax liability may be greater than expected if we do not generate net operating losses sufficient to offset taxable income or if tax authorities challenge certain of our tax positions. In order to pay any contemplated distributions to our common unitholders, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay such distributions.

Because we will own an approximate 22% membership interest in Rattler LLC at the completion of this offering (or an approximate 25% membership interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units), for Rattler LLC to distribute $33.3 million in cash to us (or $38.3 million in cash to us if the underwriters exercise in full their option to purchase additional common units), Rattler LLC must generate cash available for distribution of at least $151.5 million.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will receive quarterly distributions from Rattler LLC or that we will make cash distributions to our common unitholders. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including the following:

•

Our common unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. At the completion of this offering, the board of directors of our general partner will adopt a cash distribution policy that requires us to pay quarterly distributions to common unitholders of record on the applicable record date of $0.25 per common unit within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2019. We do not expect to make distributions for the period from the completion of this offering through June 30, 2019 within 60 days after June 30, 2019. Instead, we expect to adjust our distribution for the quarter ending September 30, 2019 by an amount that covers the period from the closing of this offering through June 30, 2019 based on the actual number of days in that period.

•

We do not have any debt currently outstanding and, therefore, are not subject to any debt covenants. However, prior to or in connection with the closing of this offering, Rattler LLC expects to enter into a revolving credit facility to be used for general company purposes. We anticipate that any future debt agreements will contain certain financial tests and covenants that would require satisfaction before Rattler LLC could distribute cash to us and before we could distribute cash to our common unitholders. If we are unable to satisfy the restrictions under any future debt agreements, we could be prohibited from making a distribution to you notwithstanding our stated distribution policy.

•

Our business performance may be volatile, and our cash flow may be less stable, than the business performance and cash flow of other publicly traded companies. As a result, our quarterly cash distributions may be volatile and may vary quarterly and annually.

•	We do not have a minimum quarterly distribution or employ structures intended to maintain or increase quarterly distributions over time.

•

Prior to making any distributions in respect of any Rattler LLC units, Rattler LLC will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement and the services and secondment agreement provides that our general partner will determine the expenses that are allocable to us, but does not limit the amount of expenses for which our general partner and its affiliates may be reimbursed. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash ultimately available to pay distributions to our common unitholders.

•

Prior to making any quarterly distributions on our common units, we must make distributions of $0.02 million in aggregate per quarter on our Class B Units and distributions of $0.02 million per quarter on our general partner interest.

•

Under Section 17-607 of the Delaware Act, we may not make a distribution and, under Section 18-607 of the Delaware Limited Liability Company Act, or the Delaware LLC Act, Rattler LLC may not make a distribution to us, if the distribution would cause our or Rattler LLC’s liabilities to exceed the fair value of our or its assets.

•

We may lack sufficient cash to pay distributions to our common unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in operating or general and administrative expenses, tax expenses, working capital requirements and anticipated cash needs.

•

The board of directors of our general partner may determine to accumulate cash rather than to distribute cash, whether to pay for capital expenditures or operating expenses or any other purpose deemed appropriate by that board.

Unaudited Pro Forma EBITDA and Distributable Cash Flow for the Year Ended December 31, 2018 and Twelve Months Ended March 31, 2019

The board of directors of our general partner intends to adopt a cash distribution policy following the closing of this offering pursuant to which we would intend to declare and pay quarterly distributions of $0.25 per quarter ($1.00 per year). Assuming that we issue 33,333,333 common units in this offering, that would mean that we would distribute approximately $8.3 million in aggregate to holders of our common units each quarter (or $33.3 million per year). We will also pay an aggregate of $0.04 million per quarter in preferred distributions in respect of our Class B Units and general partner interest, which we will pay with cash held by us. We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods. We estimate that cash distributions from Rattler LLC of approximately $33.3 million would be required to support the payment of our currently contemplated quarterly distribution for four quarters (approximately $8.3 million per quarter). Our future tax liability may be greater than expected if we do not generate net operating losses sufficient to offset taxable income or if tax authorities challenge certain of our tax positions. In order to pay any contemplated distributions to our common unitholders, we must receive cash distributions from Rattler LLC sufficient to pay U.S. federal income tax on the income allocated to us by Rattler LLC in addition to the cash necessary to pay such distributions. Because Rattler LLC would have 151,515,152 Rattler LLC Units outstanding, that means that in order for Rattler LLC to make those distributions to us, it would have to distribute approximately $151.5 million in aggregate to the holders of the Rattler LLC Units, of which we would hold approximately 22% and Diamondback would hold approximately 78%.

On a pro forma basis, assuming we had completed this offering and related transactions as of January 1, 2018, (i) Rattler LLC’s distributable cash flow, after accounting for a $151.5 million distribution to unitholders of Rattler LLC for such respective periods, would have been a deficit of approximately $204 million and $94 million for the twelve months ended December 31, 2018 and March 31, 2019, respectively, and, accordingly, (ii) Rattler LLC would not have had sufficient cash available to pay distributions on the Rattler LLC Units, and we would not have had sufficient cash available to pay distributions on our common units, for the twelve months ended December 31, 2018 and March 31, 2019, respectively.

The table below also assumes that our general partner has not established any reserves related to the conduct of Rattler LLC’s business, including any reserves to provide for future cash distributions to Rattler LLC’s unitholders, including us. The establishment of such reserves by our general partner could result in a reduction in cash available for distribution to us by Rattler LLC, which in turn could result in a reduction in cash distributions to our common unitholders.

We have based the pro forma assumptions upon currently available information and estimates. The pro forma amounts below do not purport to present the results of our operations had this offering and the related transactions contemplated in this prospectus actually been completed as of the date indicated. As a result, the amount of pro forma distributable cash flow should only be viewed as a general indicator of the amount of distributable cash flow that we might have generated had we been formed and completed the transactions contemplated in this prospectus on January 1, 2018.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2018 and the twelve months ended March 31, 2019, the amount of cash that would have been available for distribution to Rattler LLC’s unitholders, including us, and to our common unitholders, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated as of January 1, 2018. Certain of the adjustments are explained in further detail in the footnotes to such adjustments.

Rattler Midstream LP

Unaudited Pro Forma EBITDA and Distributable Cash Flow

	Year Ended December 31, 2018	Twelve Months Ended March 31, 2019
(In thousands)
Pro forma revenues of Rattler LLC:
Revenues—related party	$169,396	226,921
Revenues—third party	3,292	6,409
Rental income—related party	2,540	2,822
Rental income—third party	8,855	9,094
Other real estate income—related party	322	364
Other real estate income—third party	1,043	1,139

Total pro forma revenues	185,448	246,749

Pro forma costs and expenses:
Direct operating expenses	33,714	48,694
Costs of goods sold (exclusive of depreciation and amortization shown below)	38,852	46,654
Real estate operating expenses	1,981	2,229
Depreciation, amortization and accretion	35,108	39,196
Loss on sale of property, plant and equipment	2,577	2,577
General and administrative expenses	2,108	3,223

Total pro forma costs and expenses	114,340	142,573

Pro forma income from operations	71,108	104,176
Other income:
Pro forma income from equity investment	—	(1,409)

Total other income	—	(1,409)

Pro forma net income before taxes	71,108	102,767
Provision for income taxes	15,305	22,004

Pro forma net income of Rattler LLC	$55,803	80,763

Add:
Provision for income taxes	15,305	22,004
Depreciation, amortization and accretion	35,108	39,196

Pro forma EBITDA of Rattler LLC	106,216	141,963

Less:
Expansion capital expenditures(1)	217,376	269,119
Real estate capital expenditures(2)	111,300	111,442
Incremental public partnership general and administrative expenses(3)	836	560

Add:
Contributions from Diamondback to fund capital expenditures	171,257	445,898

Pro forma distributable cash flow of Rattler LLC	$(52,039)	$57,812

Distributions to unitholders of Rattler LLC	$(151,515)	$(151,515)
Excess (deficit) of pro forma distributable cash flow of Rattler LLC above distributions to unitholders of Rattler LLC	(203,554)	(93,703)
Preferred distributions to Diamondback	80	80
Preferred distributions to our general partner	80	80

Distributions to common unitholders of Rattler Midstream LP at the annualized distribution rate of $1.00 per common unit	$33,333	$33,333

(1)

Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or revenue. Over the past two years, Diamondback constructed a significant portion of the midstream assets that were contributed to us, which is reflected in the amount of the expansion capital expenditures for the year ended December 31, 2018 and the twelve months ended March 31, 2019.
(2)

Real estate capital expenditures are cash expenditures related to two office towers and associated assets located in Midland, Texas, which we refer to as the Fasken Center. On January 31, 2018, Diamondback purchased the Fasken Center for approximately $110.0 million and contributed it to us effective as of that date.

(3)

Represents general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, director and officer liability insurance and director compensation.

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending June 30, 2020

We forecast Rattler LLC’s estimated EBITDA and distributable cash flow during the twelve months ending June 30, 2020 will be approximately $305.3 million and $151.5 million, respectively. The forecasted amount of distributable cash flow for the twelve months ending June 30, 2020 would be sufficient for Rattler LLC to pay distributions of approximately $33.3 million in respect of the Rattler LLC Units owned by us, which would provide us the amount we would need to pay distributions of $1.00 per common unit for that same period. Our forecast assumes (i) that we will use all of the cash we receive from Rattler LLC for the twelve months ending June 30, 2020 to pay distributions to our common unitholders, (ii) that Rattler LLC will not distribute to us any cash in excess of that needed for such uses, (iii) we will use borrowings under Rattler LLC’s new revolving credit facility to pay for capital expenditures and the portion of our investments in the EPIC and Gray Oak projects incurred during the forecast period and (iv) we will use cash held by Rattler Midstream LP to pay our preferred distributions. We will be subject to a U.S. federal income tax rate of approximately 21%; however, we expect to generate net operating losses to offset taxable income for 2019 and 2020. Accordingly, we do not expect to pay meaningful U.S. federal income taxes during those periods.

We are providing this forecast of estimated EBITDA and distributable cash flow to supplement the historical financial statements of our predecessor and our unaudited pro forma combined financial statements included elsewhere in the prospectus in support of our belief that, based on the assumptions stated herein, we should generate sufficient cash to allow us to make distributions at the quarterly distribution rate of $0.25 per common unit on all of our common units for the twelve months ending June 30, 2020. Please read “—Significant Forecast Assumptions” for further information as to the assumptions we have made for the forecast. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for information as to the accounting policies we have followed for the financial forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of our current outlook and expectations for the twelve months ending June 30, 2020. It should be read together with the historical audited consolidated financial statements of our predecessor and the accompanying notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We do not typically make public projections as to future earnings or other operating results. However, management has prepared this forecast to present the estimated EBITDA and distributable cash flow for the twelve months ending June 30, 2020. This forecast was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecasted financial information, but, in the view of management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results and readers of this prospectus are cautioned not to place undue reliance on the forecasted financial information.

Grant Thornton LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Grant Thornton LLP does not express opinions or any other form of assurance with respect thereto. The Grant Thornton LLP report included in this offering document relates to our audited historical financial information. The report does not extend to the prospective financial information and should not be read to do so.

The assumptions and estimates underlying our forecast, as described below under “—Significant Forecast Assumptions,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, financial and competitive risks and uncertainties that could cause actual results to differ materially from those contained in our forecast, including the risks and uncertainties described in “Risk Factors.” Accordingly, our forecast may not be indicative of our future performance and actual results may differ materially from those presented in this forecast. Inclusion of this forecast in this prospectus should not be regarded as a representation by any person that the results contained in this forecast can or will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to our forecast or to update our financial forecast or the assumptions used to prepare our forecast to reflect events or circumstances after the completion of this offering. In light of this, our forecast should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

For additional information relating to the principal assumptions used in preparing our forecast please read “—Significant Forecast Assumptions” below.

	Three Months Ending September 30, 2019	Three Months Ending December 31, 2019	Three Months Ending March 31, 2020	Three Months Ending June 30, 2020	Twelve Months Ending June 30, 2020
(In thousands)
Revenues of Rattler LLC:
Revenues—related party	$75,221	$80,109	$89,061	$93,105	$337,496
Revenues—third party	23,455	25,604	28,065	29,142	106,266
Surface use	286	286	286	286	1,144
Rental income—related party	690	690	690	690	2,760
Rental income—third party	2,759	2,759	2,759	2,759	11,036
Other real estate income	336	336	336	336	1,344

Total revenues	102,747	109,784	121,197	126,318	460,046

Costs and expenses:
Operating expenses	27,494	29,627	32,147	33,954	123,222
Costs of goods sold (exclusive of depreciation and amortization shown below)	12,254	12,254	13,426	13,426	51,360
Depreciation, amortization and accretion	10,248	10,826	11,381	11,925	44,380
General and administrative expenses(1)	1,875	1,875	2,125	2,125	8,000
Interest expense(2)	518	955	1,503	1,761	4,737
Total costs and expenses	52,389	55,537	60,582	63,191	231,699

Income from operations	50,358	54,247	60,615	63,127	228,347
Other income:
Income from equity investments(3)	(570)	332	1,834	2,088	3,684

Total other income	(570)	332	1,834	2,088	3,684

Net income before taxes	49,788	54,579	62,449	65,215	232,031

Provision for income taxes	10,455	11,461	13,114	13,695	48,725
Net income of Rattler LLC	$39,333	$43,118	$49,335	$51,520	$183,306

Add:
Interest expense and interest paid on equity investments(4)	3,001	3,946	4,556	4,818	16,321
Provision for income taxes	10,455	11,461	13,114	13,695	48,725
Depreciation, amortization and accretion(5)	11,617	13,928	15,372	16,030	56,947

EBITDA of Rattler LLC	64,406	72,453	82,377	86,063	305,299

Less:
Interest expense(2)	518	955	1,503	1,761	4,737
Taxes paid in cash	—	—	100	151	251
Expansion capital expenditures(6)	57,500	57,500	54,032	54,032	223,064
Maintenance capital expenditures(7)	2,500	2,500	2,500	2,500	10,000
Contribution to equity investments(3), (8)	25,000	17,867	25,753	7,098	75,718
EBITDA from equity investments(9)	3,283	6,426	8,878	9,251	27,838
Net change in working capital	1,471	1,646	6,918	259	10,294

Add:
Cash used to fund capital expenditures and equity investments(10)	22,918	—	—	—	22,918
Contributions from Diamondback to fund capital expenditures	—	—	—	—	—
Distributions from equity investments(3), (11)	—	11	45	67	123
Borrowings used to fund capital expenditures and equity investments	$40,827	$52,309	$55,141	$26,801	$175,078

Distributable cash flow of Rattler LLC	$37,879	$37,879	$37,879	$37,879	$151,516

Distributions to unitholders of Rattler LLC	$37,879	$37,879	$37,879	$37,879	$151,516
Partnership cash used to fund preferred distributions	$40	$40	$40	$40	$160
Distributions to Diamondback	29,546	29,546	29,546	29,546	118,184
Distributions to Rattler Midstream LP	8,333	8,333	8,333	8,333	33,332
Income tax expense of Rattler Midstream LP	—	—	—		—
Preferred distributions to Diamondback	20	20	20	20	80
Preferred distributions to our general partner	20	20	20	20	80

Distributions to common unitholders of Rattler Midstream LP at the annualized distribution rate of $1.00 per common unit	$8,333	$8,333	$8,333	$8,333	$33,332

(1)	Excludes the effect of any awards granted under the LTIP. Please read ”—General and Administrative Expenses.”
(2)

Represents cash interest expense on borrowings and commitment fees on undrawn portion of Rattler LLC’s new revolving credit facility that we expect to have in place at the closing of this offering. The forecasted interest expense for borrowings under the new revolving credit facility is based on an interest rate of London Interbank Offered Rate plus 1.25%, with a 0.5% upfront fee and 0.25% of annual commitment fees on committed amounts.

(3)

Equity investments represent our investments in the EPIC project and Gray Oak project. In February 2019, we paid approximately $34.1 million as part of the option exercise price for our 10% equity interest in the EPIC project and approximately $81.3 million as part of our acquisition cost for our 10% interest in the Gray Oak project. As of March 31, 2019, Rattler LLC has invested $34.8 million and $114.8 million in the EPIC project and Gray Oak project, respectively. We account for these investments using the equity method of accounting pursuant to the guidance under Financial Accounting Standards Board Accounting Standards Codification Topic 323, “Investments—Equity Method and Joint Ventures.”

(4)

Represents cash interest expense on borrowings and commitment fees on undrawn portion of Rattler LLC’s new revolving credit facility that we expect to have in place at the closing of this offering. In addition, represents pro rata interest paid on equity investments in the EPIC and Gray Oak projects. The forecasted interest rate for the investment period for the pipeline investments is a blended rate of 5.3%, which is inclusive of all interest and fees for the EPIC project and Gray Oak project term loans and the Gray Oak member loan.

(5)	Represents depreciation, amortization and accretion on Rattler LLC assets and liabilities, in addition to depreciation, amortization and accretion on the equity investments.
(6)

Expansion capital expenditures represent cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput.

(7)

Maintenance capital expenditures represent cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue.

(8)

Contributions to equity investments represent cash contributed for our proportional share of capital expenditures within each investment. Of this total, $50.8 million relates to the EPIC project and $24.9 million relates to the Gray Oak project. In April 2019, we made a capital contribution of approximately $37.5 million in respect of our interest in the EPIC project. In April 2019 and May 2019, we made capital contributions of approximately $12.5 million and $10.0 million, respectively, in respect of our interest in the Gray Oak project.

(9)

EBITDA from equity investments represents income (loss) from equity investment plus interest in the amount of $3.1 million and depreciation, amortization and accretion associated with equity investments in the amount of $4.1 million for the twelve months ending June 30, 2020. These amounts are reflected in the interest expense and interest paid on equity investment and depreciation, amortization and accretion adjustments to derived EBTIDA of Rattler LLC.

(10)	Represents cash used from cash on hand as of June 30, 2019 (including an approximately $22.5 million repayment of the Gray Oak member loan).
(11)	Distributions to equity investments represent distributions from our investments in the EPIC project and Gray Oak project, as well as interest on the Gray Oak member loan.

EBITDA from Equity Investments Reconciliation

	Three Months Ending September 30, 2019	Three Months Ending December 31, 2019	Three Months Ending March 31, 2020	Three Months Ending June 30, 2020	Twelve Months Ending June 30, 2020
(In thousands)
Income (loss) from equity investment	$(570)	$332	$1,834	$2,088	$3,684
Interest from equity investment	2,484	2,991	3,053	3,058	11,586
Depreciation, amortization and accretion from equity investment	1,370	3,102	3,991	4,105	12,568

EBTIDA from equity investment	$3,284	$6,425	$8,878	$9,251	$27,838

Significant Forecast Assumptions

In order for us to declare and pay quarterly distributions of $0.25 per common unit, or $1.00 per common unit on an annualized basis, we estimate that Rattler LLC will have to distribute approximately $8.3 million per quarter, or $33.3 million per year, based on the number of Rattler LLC Units to be outstanding after completion of this offering. We forecast Rattler LLC’s estimated distributable cash flow during the twelve months ending June 30, 2020 will be approximately $151.5 million.

Set forth below are the material assumptions we have made to calculate the estimated EBITDA and distributable cash flow for the twelve months ending June 30, 2020. The forecast has been prepared by and is the responsibility of our management. Our assumptions reflect our expectations during the forecast period. While the assumptions disclosed in this prospectus do not include all of the assumptions used to calculate our forecast, the assumptions presented are those that we believe are material to our forecast. While we believe we have a reasonable basis for our assumptions, our forecasted results may not be achieved. There will likely be differences between our forecast and our actual results and those differences may be material. If our forecast is not achieved, Rattler LLC may not have sufficient distributable cash flow to pay distributions on the Rattler LLC Units, and we may not be able to pay any distributions on our common units.

General Considerations

Our predecessor’s historical results of operations include all of the results of operations of Rattler LLC on a 100% basis. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Our Financial Results” and “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Equity Contribution Agreement.” Substantially all of our revenue will be derived from long-term, fixed-fee midstream services agreements with Diamondback.

Results and Volumes

The following table summarizes the pro forma revenues, volumes and EBITDA for our midstream services for Rattler LLC the year ended December 31, 2018 and the twelve months ended March 31, 2019, as well as our forecast regarding those same amounts for the twelve months ending June 30, 2020.

	Pro Forma Year Ended December 31, 2018	Pro Forma Twelve Months Ended March 31, 2019	Forecasted Twelve Months Ending June 30, 2020
Midstream services:
Crude oil gathering volumes (Bbl/d)	47,338	58,288	120,004
Natural gas gathering volumes (MMBtu/d)	39,252	47,241	98,416
Fresh water services volumes (Bbl/d)	281,916	307,130	378,876
Saltwater services volumes (Bbl/d)	252,118	375,391	822,558
Total midstream services revenues ($ in thousands)	$172,688	$233,330	$443,762
Real estate revenue ($ in thousands)	$12,760	$13,419	$15,140
Total revenues ($ in thousands)	$185,448	$246,749	$460,046
EBITDA ($ in thousands)	$106,216	$141,963	$305,299

Revenue

We estimate that total revenues for the twelve months ending June 30, 2020 will be approximately $460 million compared to approximately $185 million for the pro forma year ended December 31, 2018 and were approximately $247 million for the pro forma twelve months ended March 31, 2019. As a result of well completions, in addition to production from existing wells on our systems, we estimate that our average daily throughput for the twelve months ending June 30, 2020 will be 120 MBbl/d of crude oil and 98 MMBtu/d of natural gas. Our forecasted increase in volumes over the year ended December 31, 2018 and the twelve months ended March 31, 2019 is based on our expectation that Diamondback will complete the drilling and completion activities on our Dedicated Acreage consistent with their current development plan. Please read “Business—Our Commercial Agreements with Diamondback.”

Through the Acreage Dedication, Diamondback has exclusively dedicated to us the right to provide certain crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) associated with its production on a total of approximately 204,000 gross acres in the Delaware Basin and 222,000 gross acres in the Midland Basin for initial terms ending in 2034. As of December 31, 2018, Diamondback had identified approximately 10,000 gross economic potential horizontal drilling locations at $60 per barrel of oil, the substantial majority of which are on lands covered by the Acreage Dedication. In addition, Diamondback has publicly announced that it expects to complete between 290 to 320 gross horizontal wells in 2019 and, accordingly, it is targeting over 26% annual production growth in 2019. We expect that we will be Diamondback’s primary midstream solution provider with respect to these wells and this production growth.

Our revenues are, in part, affected by commodity prices, which drive the level and pace of Diamondback’s exploration and production activities. See “Risk Factors—Risks Related to Our Business—Our exposure to commodity price risk may change over time and we cannot guarantee the terms of any existing or future agreements for our midstream services with our customers.” Diamondback’s exploration and production activities are driven by a number of variables that make the determination of the impact on our cash flows of different drilling and development plans difficult. However, we estimate that, if commodity prices were to fall to a level where Diamondback and all of our other customers halted drilling activities as of the beginning of the forecast period, we would be able to make distributions on all of our common units in accordance with our anticipated cash distribution policy for the forecast period.

Operating Expense

We estimate that total operating expense for the twelve months ending June 30, 2020 will be $123 million compared to approximately $36 million for the pro forma year ended December 31, 2018 and were approximately $51 million for the pro forma twelve months ended March 31, 2019. Operating expense is forecasted to increase due to crude oil gathering volumes increasing by 72,666 Bbl/d, or 154%, for the forecasted twelve months ending June 30, 2020 as compared to the pro forma year ended December 31, 2018, natural gas gathering volumes increasing by 59,164 MMBtu/d, or 151%, for the forecasted twelve months ending June 30, 2020 as compared to the pro forma year ended December 31, 2018, fresh water services volumes increasing by 96,960 Bbl/d, or 34%, for the forecasted twelve months ending June 30, 2020 as compared to the pro forma year ended December 31, 2018, and saltwater services volumes increasing by 570,440 Bbl/d, or 226% for the forecasted twelve months ending June 30, 2020 as compared to the pro forma year ended December 31, 2018. Operating expense is forecasted to increase by a greater percentage than the increase in overall volumes for our midstream services because saltwater services, which have higher unit operating expense than oil and gas gathering and freshwater services, comprise a relatively greater percentage of the forecasted volumes than the historical period.

Cost of Goods Sold

We estimate that total cost of goods sold for the twelve months ending June 30, 2020 will be $51 million compared to $39 million for the pro forma year ended December 31, 2018 and were approximately $47 million for the pro forma twelve months ended March 31, 2019. Cost of goods sold is forecasted to decrease slightly, even though fresh water services volumes (the only midstream service included in this expense) are forecasted to increase by 96,960 Bbl/d, or 34%, for the forecasted twelve months ending June 30, 2020 as compared to the pro forma year ended December 31, 2018, because of the increased use of produced water that has been recycled, in addition to our expectation to source our fresh water from lower cost supplies.

General and Administrative Expenses

Our general and administrative expenses will consist of reimbursements to Diamondback of certain general and administrative expenses under the services and secondment agreement.

We expect total general and administrative expenses for the twelve months ending June 30, 2020 will be $8 million as compared to $2 million for the pro forma year ended December 31, 2018 and were approximately $3 million for the pro forma twelve months ended March 31, 2019, excluding in each case the impact of any phantom unit awards described below. The forecast period includes the $1.4 million of annual incremental publicly traded partnership expenses we expect to incur. The increase in general and administrative expenses primarily relates to increased personnel and associated administrative expenses due to our projected growth.

At the closing of this offering, we expect to grant awards of phantom units under the LTIP. Please read “Executive Compensation and Other Information.” We expect that those phantom units will be entitled to distribution equivalent payments; accordingly, for every 1,000,000 phantom units so granted, we expect that our general and administrative expenses for the twelve months ending June 30, 2020 would increase by $1 million of expense associated with those distribution equivalent payments.

Depreciation, Amortization and Accretion

We estimate that depreciation, amortization and accretion for the twelve months ending June 30, 2020 will be $44 million as compared to approximately $35 million for the pro forma year ended December 31, 2018 and were approximately $39 million for the pro forma twelve months ended March 31, 2019. Depreciation, amortization and accretion expense is forecasted to increase due to the contribution to Rattler LLC by Diamondback effective January 1, 2019 of certain crude oil gathering, SWD wells and land and buildings with a net book value of $298 million that Diamondback acquired pursuant to the Ajax acquisition and the Energen acquisition, in addition to $223 million of planned expansion capital expenditures, substantially all of which represent depreciable assets.

Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities.

We estimate that our total capital expenditures for the twelve months ending June 30, 2020 will be $309 million, including approximately $76 million of anticipated capital contributions to be made by us in connection with our minority interests in the EPIC and Gray Oak projects.

Income Tax Expense

We estimate that the provision for income taxes for the twelve months ending June 30, 2020 will be $49 million compared to approximately $15 million for the pro forma year ended December 31, 2018 and were approximately $22 million for the pro forma twelve months ended March 31, 2019. The provision for income taxes, calculated at a U.S. federal income tax rate of approximately 21%, is forecasted to increase due to forecasted net income before taxes for the twelve months ending June 30, 2020 of $183 million compared to approximately $56 million for the pro forma year ended December 31, 2018.

Regulatory, Industry and Economic Factors

Our forecast of EBITDA and distributable cash flow for the twelve months ending June 30, 2020 is also based on the following significant assumptions related to regulatory, industry and economic factors:

•

Diamondback will not default under our commercial agreements or reduce, suspend or terminate its obligations, nor will any events occur that would be deemed a force majeure event, under such agreements;

•	the locations of Diamondback’s planned well development will not be determined uneconomic by us;

•

there will not be any new federal, state or local regulation, or any interpretation or application of existing regulation, of the portions of the midstream energy industry in which we operate that will be materially adverse to our business;

•	there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our assets or Diamondback’s development plan;

•	there will not be a shortage of skilled labor; and

•	there will not be any material adverse changes in the midstream energy industry, commodity prices, capital markets or overall economic conditions.

HOW WE MAKE DISTRIBUTIONS

In connection with the closing of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will pay, to the extent legally available, cash distributions to common unitholders of record on the applicable record date of $0.25 per common unit within 60 days after the end of each quarter beginning with the quarter ending September 30, 2019. We do not expect to make distributions for the period from the completion of this offering through June 30, 2019 within 60 days after June 30, 2019. Instead, we expect to adjust our distribution for the quarter ending September 30, 2019 by an amount that covers the period from the closing of this offering through June 30, 2019 based on the actual number of days in that period. The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time. We will also pay an aggregate of $0.04 million per quarter in preferred distributions in respect of our Class B Units and general partner interest. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. See “Cash Distribution Policy and Restrictions on Distributions.”

Our Sources of Cash

Following the completion of this offering, our only cash-generating asset will consist of 33,333,333 Rattler LLC Units (or 38,333,333 Rattler LLC Units if the underwriters exercise in full their option to purchase additional common units), together with the $2.0 million contributed to us in respect of our Class B Units and our general partner interest. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of Rattler LLC to make distributions. Subject to applicable law and any contractual restrictions to which Rattler LLC may be subject, we will control whether and when Rattler LLC makes any distributions. Other than the initial distribution contemplated to be made to Diamondback by Rattler LLC in connection with the completion of this offering (including any exercise of the underwriters’ option to purchase additional common units), all distributions paid by Rattler LLC will be made pro rata in respect of all Rattler LLC Units outstanding at the time of distribution. The actual amount of cash that Rattler LLC will have available for distribution will primarily depend on the amount of cash Rattler LLC generates from its operations. For a description of factors that may impact our results and Rattler LLC’s results, please read “Cautionary Statement Regarding Forward-Looking Statements.”

In addition, the actual amount of cash that Rattler LLC will have available for distribution will depend on other factors, some of which are beyond Rattler LLC’s or our control, including:

•	the level of revenue Rattler LLC is able to generate from its business;

•	the level of capital expenditures Rattler LLC makes, including capital calls associated with the EPIC and Gray Oak projects;

•	the level of Rattler LLC’s operating, maintenance and general and administrative expenses or related obligations;

•	the cost of acquisitions, if any;

•	Rattler LLC’s debt service requirements and other liabilities;

•	Rattler LLC’s working capital needs;

•	restrictions on distributions contained in any future Rattler LLC debt agreements;

•	Rattler LLC’s ability to borrow under its revolving credit facility to make distributions; and

•	the amount, if any, of cash reserves established for the proper conduct of Rattler LLC’s business.

Rattler LLC Units

Following the completion of this offering, Rattler LLC will have 151,515,152 Rattler LLC Units outstanding, of which 33,333,333 (approximately 22%) will be owned by us and 118,181,819 (approximately 78%) will be owned by Diamondback. If the underwriters exercise in full their option to purchase additional common units, then 38,333,333 (approximately 25%) will be owned by us and 113,181,819 (approximately 75%) will be owned by Diamondback. Each Rattler LLC Unit will be entitled to receive cash distributions to the extent Rattler LLC makes distributions. Rattler LLC Units will not accrue arrearages. Rattler LLC’s limited liability company agreement requires Rattler LLC to make distributions, if any, to all record holders of Rattler LLC Units, pro rata.

Common Units

Following the completion of this offering, we will have 33,333,333 common units outstanding (or 38,333,333 if the underwriters exercise in full their option to purchase additional common units). Each common unit will be entitled to receive cash distributions to the extent we make distributions. Common units will not accrue arrearages. Our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank.

Class B Units

Following the completion of this offering, we will have 118,181,819 Class B Units outstanding (or 113,181,819 Class B Units outstanding if the underwriters exercise in full their option to purchase additional common units). Class B Units will not be entitled to participate in distributions made by us, except that our Class B Units will be entitled to quarterly cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units.

General Partner Interest

Our general partner owns a general partner interest and is not entitled to participate in distributions made by us, except that it will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter. Our general partner may acquire common units and other equity interests (including Class B Units) in the future and will be entitled to receive pro rata distributions in respect of those equity interests to the extent those equity interests are entitled to receive distributions.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents selected historical financial data of our predecessor and selected unaudited pro forma financial data for Rattler Midstream LP for the periods and as of the dates indicated. The selected historical financial data of our predecessor as of and for the years ended December 31, 2017 and 2018 are derived from the audited financial statements of our predecessor appearing elsewhere in this prospectus. In addition, the selected historical financial data of our predecessor as of and for the three months ended March 31, 2019 and March 31, 2018 are derived from the unaudited condensed consolidated interim financial statements of our predecessor also appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Upon the completion of this offering, we will own a 22% controlling membership interest in Rattler LLC (assuming no exercise of the underwriters’ option to purchase additional common units) and Diamondback will own, through its ownership of Rattler LLC Units, a 78% economic, non-voting interest in Rattler LLC (assuming no exercise of the underwriters’ option to purchase additional common units). However, as required by GAAP, we will consolidate 100% of the assets and operations of Rattler LLC in our financial statements and reflect a non-controlling interest.

The selected unaudited pro forma financial data presented in the following table for the year ended December 31, 2018 and the three months ended March 31, 2019 is derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet data as of March 31, 2019 assume the offering and related transactions occurred as of March 31, 2019, and the unaudited pro forma combined statements of operations and statement of cash flows data for the year ended December 31, 2018 and the three months ended March 31, 2019 assume the offering and the related transactions occurred as of January 1, 2018. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

•	the contribution to us by Diamondback in relation to the Class B Units of $1.0 million in cash, which we will retain at the partnership;

•	the contribution to us by our general partner in relation to its general partner interest of $1.0 million in cash, which we will retain at the partnership;

•	our issuance of 118,181,819 Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

•	our issuance of 33,333,333 common units pursuant to this offering in exchange for net proceeds of approximately $546 million;

•	our contribution of all of the net proceeds from this offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

•	Rattler LLC’s distribution of all of the net proceeds from this offering to Diamondback;

•

the acquisition of the Fasken Center by Diamondback and contribution to Rattler LLC of all the membership interests in Tall Towers, as if such transactions occurred on January 1, 2018 for the purposes of preparing the unaudited pro forma combined statement of operations (for the year ended December 31, 2017, see the Fasken Midland Statement of Revenue and Certain Expenses included elsewhere in this prospectus); and

•	the contribution to Rattler LLC by Diamondback of certain crude oil gathering, SWD wells and land and buildings Diamondback acquired pursuant to the Ajax acquisition and the Energen acquisition.

	Rattler Midstream LP Predecessor Historical				Rattler Midstream LP Pro Forma
					Year Ended December 31, 2018	Three Months Ended March 31, 2019
	Years Ended December 31,		Three Months Ended March 31,
	2018	2017	2019	2018
	(in thousands, except per unit data)
Statement of Operations Data:
Revenues
Total revenues	$184,467	$39,295	$95,176	$33,875	$185,448	$95,176
Costs and expenses
Operating expenses	74,438	10,557	33,765	10,735	74,547	33,765
Depreciation, amortization and accretion	25,134	3,486	9,904	5,816	35,108	9,904
Loss on sale of property, plant and equipment	2,577	—	—	—	2,577	—
General and administrative expenses	1,999	1,265	1,369	254	2,108	1,369

Total costs and expenses	104,148	15,308	45,038	16,805	114,340	45,038

Income from operations	80,319	23,987	50,138	17,070	71,108	50,138
Other income (expense)
Interest expense, net of amount capitalized	—	—	—	—	—	—
Income from equity investment	—	1,366	50	1,459	—	50

Total other income (expense)	—	1,366	50	1,459	—	50

Net income before income taxes	80,319	25,353	50,188	18,529	71,108	50,188
Provision for income taxes	17,359	4,688	10,832	4,133	15,305	10,832

Net income	$62,960	$20,665	$39,356	$14,396	$55,803	$39,356

Net income attributable to non-controlling interest —Diamondback					$43,526	$30,698
Net income attributable to Rattler Midstream LP					$12,277	$8,658
Common units outstanding representing limited partner interests					33,333	33,333
Net income per common unit (basis and diluted)					$0.37	$0.26
Balance Sheet Data (at period end):
Total property, plant and equipment, net	$561,921	$255,323	$920,212	$460,584	$859,533	$920,212
Total assets	604,016	299,605	1,135,486	490,910	901,628	1,133,235
Member’s equity / partners’ capital	527,125	292,608	1,025,155	482,104	821,393	1,022,904
Statement of Cash Flows Data:
Net cash provided by operating activities	$173,431	$8	$55,240	$2,216
Net cash used in investing activities	(164,876)	—	(51,743)	—
Net cash provided by financing activities	—	—	—	—
Other Data:
EBITDA(1)	$105,453	$28,839	$60,092	$24,345

(1)

For our definition of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

We define EBITDA as net income before income taxes, net interest expense, depreciation, amortization and accretion. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our common unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash, and these measures may vary from those of other companies. As a result, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following tables present a reconciliation of EBITDA to net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Rattler Midstream LP Predecessor Historical				Rattler Midstream LP Pro Forma
	Years Ended December 31,		Three Months Ended March 31,		Year Ended December 31, 2018	Three Months Ended March 31, 2019
	2018	2017	2019	2018
	(in thousands, except per unit data)
Reconciliation of net income to EBITDA:
Net income	$62,960	$20,665	$39,356	$14,396	$55,803	$39,356
Provision for income taxes	17,359	4,688	10,832	4,133	15,305	10,832
Interest expense, net of amount capitalized	—	—	—	—	—	—
Depreciation, amortization and accretion	25,134	3,486	9,904	5,816	35,108	9,904

EBITDA	$105,453	$28,839	$60,092	$24,345	$106,216	$60,092

Reconciliation of net cash provided by operating activities to EBITDA:
Net cash provided by operating activities	$173,431	$8	$55,240	$2,216
Changes in operating assets and liabilities	(65,401)	27,465	4,802	20,670
Interest expense, net of amount capitalized	—	—	—	—
Stock based compensation and other	(2,577)	1,366	50	1,459

EBITDA	$105,453	$28,839	$60,092	$24,345

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of Rattler LLC, the predecessor of Rattler Midstream LP, or the partnership, in conjunction with the historical audited financial statements as of and for the years ended December 31, 2017 and 2018 and the consolidated unaudited financial statements for the periods ended March 31, 2018 and 2019 and notes of Rattler LLC and the unaudited pro forma financial statements for the partnership included elsewhere in this prospectus. Among other things, the unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Upon completion of this offering, we will own an approximate 22% controlling managing member interest in Rattler LLC (or an approximate 25% controlling managing member interest if the underwriters exercise in full their option to purchase additional common units), and Diamondback will own, through its ownership of Class B Units, an approximate 78% voting interest in us (or an approximate 75% voting interest in us if the underwriters exercise in full their option to purchase additional common units) and, through its ownership of Rattler LLC Units, an approximate 78% economic, non-voting interest in Rattler LLC (or an approximate 75% economic, non-voting interest in Rattler LLC if the underwriters exercise in full their option to purchase additional common units), and we will consolidate Rattler LLC in our financial statements. Because we will consolidate Rattler LLC, financial results and operating data are shown on a 100% basis and are not adjusted to reflect Diamondback’s non-controlling interest in Rattler LLC.

Overview

We are a growth-oriented Delaware limited partnership formed in July 2018 by Diamondback to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream company focused on the Midland and Delaware Basins. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. As of March 31, 2019, the assets Diamondback has contributed to us include a total of 781 miles of pipeline across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 2.720 MMBbl/d of permitted SWD capacity, 575,000 Bbl/d of fresh water gathering capacity, 80,000 Mcf/d of natural gas compression capability and 150,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we own equity interests in two long-haul crude oil pipelines, which, upon completion, will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback’s growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our Business

Our general partner’s management team consists of members of the management teams of Diamondback and the general partner of Viper. We will elect to be treated as a corporation for tax purposes because we expect that such treatment will expand the potential investor base for our units and will provide our unitholders with more liquidity and improve, if necessary, our access to capital. Unlike some traditional midstream entity structures, we do not have incentive distribution rights or subordinated units, so the economic interests of our common unitholders and our sponsor are aligned. We believe that our relationship with Diamondback and our common strategic and operational interests differentiate us in the public midstream sector and provide the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally. Immediately following this offering, we will have no outstanding indebtedness, and we do not plan on accessing the capital markets to fund our current organic growth opportunities.

We are Diamondback’s primary provider of midstream gathering and water-related services and are integral to Diamondback’s strategy of being a premier, low-cost, high-growth operator that can grow production at industry leading rates within cash flow. We have Dedicated Acreage that spans a total of approximately 426,000 gross acres across all service lines on Diamondback’s core leasehold in the Permian (a total of approximately 222,000 gross acres in the Midland Basin and a total of approximately 204,000 gross acres in the Delaware Basin). We entered into commercial agreements with Diamondback that have initial terms ending in 2034. The fees charged under these agreements are based on market prevailing rates at the time of their implementation with annual escalators (subject to potential adjustment by regulators). These fixed-fee contracts, along with Diamondback’s strong well economics, extensive horizontal drilling inventory and low-cost operating model, minimize our direct exposure to commodity prices while providing us with stable and predictable cash flow over the long-term. In February 2019, we acquired a 10% equity interest in the EPIC project and a 10% equity interest in the Gray Oak project. Our total capital commitment with respect to our 10% interest in the EPIC project is currently anticipated to be approximately $122.8 million, which includes $34.1 million paid as part of the option exercise price and $0.5 million and $37.5 million contributed in March 2019 and April 2019, respectively, in respect of our equity interest. Our total capital commitment with respect to our 10% interest in the Gray Oak project is currently anticipated to be approximately $126.8 million, which includes $81.3 million paid as part of our acquisition cost for this interest and $33.0 million contributed in March 2019 in respect of our equity interest. Once these pipelines are operational, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady, oil-weighted cash flow stream. We anticipate that each of the EPIC and Gray Oak pipelines will begin interim operations in the second half of 2019, and commence full commercial operations in the first quarter of 2020. These pipelines will also provide Diamondback with long-term long-haul transportation capacity for a portion of its Delaware and Midland Basin crude oil production.

Diamondback commenced operations in December 2007 with the acquisition of 4,174 net acres in the Midland Basin. By May 2016, through a series of subsequent acquisitions, Diamondback had built a pure play Midland Basin position of approximately 85,000 net acres. In 2016, Diamondback entered the Delaware Basin through two acreage acquisitions totaling 95,499 net acres. In addition, on October 31, 2018, Diamondback acquired 25,493 net acres in the Midland Basin in connection with the Ajax acquisition, and, on November 29, 2018, subsequently acquired approximately 89,000 and 90,000 net acres in the Delaware and Midland Basin, respectively, in connection with the Energen acquisition.

Our midstream operations in the Midland and Delaware Basins were established to service Diamondback’s growing production and related need for midstream infrastructure to ensure reliable, low-cost, efficient development and operational flexibility. Our wholly-owned midstream system was built on Diamondback’s Delaware Basin acreage. This opportunity complemented Diamondback’s strategy to build a sizable and scalable Delaware Basin position with contiguous acreage to create economies of scale, control the value chain on its leasehold, maintain its position as a low-cost Permian operator and avoid the transportation of liquids by truck. Our Delaware Basin midstream infrastructure provides the ability to flow fresh water to the majority of Diamondback’s Delaware Basin leasehold, providing Diamondback flexibility related to drilling, completion and production plans throughout the field. We expect Diamondback will continue to be an active driller in the Delaware Basin and will create significant production growth as a result. Additionally, we believe that the quality of Diamondback’s underlying acreage will help ensure continued development even with lower commodity prices. As of December 31, 2018, only 345 of Diamondback’s approximately 5,407 gross wells in its Delaware Basin drilling inventory had been developed, but our currently existing infrastructure in the Delaware Basin already has enough capacity to provide midstream services for substantially all of Diamondback’s currently anticipated development.

Our midstream infrastructure systems have been designed, built and acquired to offer the scale and services to accommodate Diamondback’s full field development plan and are expected to directly benefit from Diamondback’s proven ability to execute on its operational plan and grow its crude oil and natural gas production. Our assets were recently constructed, require minimal incremental capital expenditures and, as of March 31, 2019, have the ability to transport a total of approximately 232,000 Bbl/d of crude oil, 575,000 Bbl/d of fresh water and 150,000 Mcf/d of natural gas, as well as provide 80,000 Mcf/d of natural gas compression and 2.720 MMBbl/d of SWD. We believe that our status as Diamondback’s primary provider of midstream services will generate strong free cash flow that we can use to fund our capital programs and return capital to unitholders through distributions, positioning us as a leading, high-growth, self-funding midstream services provider. We also believe that the combination of our midstream assets and the firm crude oil takeaway capacity on the EPIC and Gray Oak projects will provide Diamondback critical access to a vital long-haul takeaway solution for its planned development on its existing acreage in the Permian. Once these pipelines are operational, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. We anticipate that each of the EPIC and Gray Oak pipelines will begin interim operations in the second half of 2019, and commence full commercial operations in the first quarter of 2020. Our strategy of proactively creating an outlet for Diamondback’s growing production will drive increased volumes through our midstream systems and increase our free cash flow generation capabilities.

How We Generate Revenue

Our results are primarily driven by the volumes of crude oil that we gather, transport and deliver; natural gas that we gather, compress, transport and deliver; fresh water that we source, transport and deliver; and produced water that we gather, transport and dispose of, and the fees we charge per unit of throughput for our midstream services.

Our crude oil infrastructure assets consist of gathering pipelines and metering facilities, which collectively gather crude oil for our customers. Our facilities gather crude oil from horizontal and vertical wells in Diamondback’s ReWard, Spanish Trail, Pecos and Fivestones areas within the Permian. Our natural gas gathering and compression system consists of gathering pipelines, compression and metering facilities, which collectively service the production from Diamondback’s Pecos area assets within the Permian. Our fresh water sourcing and distribution assets consists of water wells, frac pits, pipelines and water treatment facilities, which collectively gather and distribute water from Permian aquifers to the drilling and completion sites through buried pipelines and temporary surface pipelines. Our saltwater gathering and disposal system spans approximately 414 miles and consists of gathering pipelines along with SWD wells and facilities which collectively gather and dispose of saltwater from operations throughout Diamondback’s Permian acreage.

We have entered into multiple fee-based commercial agreements with Diamondback, each with an initial term ending in 2034, utilizing our infrastructure assets or our planned infrastructure assets to provide an array of essential services critical to Diamondback’s upstream operations in the Delaware and Midland Basins. Our agreements include substantial acreage dedications. Please read “Business—Our Acreage Dedication.”

We have indirect exposure to commodity price risk in that persistent low commodity prices may cause Diamondback or other customers to delay drilling or shut in production, which would reduce the volumes available for gathering and processing by our infrastructure assets. If Diamondback delays drilling or temporarily shuts in production due to persistently low commodity prices or for any other reason, our revenue could decrease, as our commercial agreements do not contain minimum volume commitments. Please read “Risk Factors—Risks Related to Our Business—Because of the natural decline in hydrocarbon production from existing wells, our success depends, in part, on our ability to maintain or increase hydrocarbon throughput volumes on our midstream systems, which depends on our customers’ levels of development and completion activity on our Dedicated Acreage” and “Risk Factors—Risks Related to Our Business—Our construction of new midstream assets may not result in revenue increases and may be subject to regulatory, environmental, political, contractual, legal and economic risks, which could adversely affect our cash flow, results of operations and financial condition and, as a result, our ability to distribute cash to unitholders.”

Under each of our commercial agreements (other than the FERC-regulated crude oil gathering services agreement), the volumetric fees we charge are adjusted each calendar year by the amount of percentage change, if any, in the consumer price index from the preceding calendar year. No adjustment will be made if the percentage change would result in a fee below the initial fee set forth in the applicable commercial agreement and any adjustment to the volumetric fees shall not exceed three percent of the then-current fee. Further, the total adjustment of the fees shall never result in a cumulative volumetric fee adjustment of more than thirty percent of the initial fees set forth in the applicable commercial agreement. Please read “Business—Our Commercial Agreements with Diamondback.”

How We Evaluate Our Operations

Our management intends to use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our operating results and profitability and include: (i) throughput volumes; (ii) EBITDA (as defined below) and (iii) operating expenses.

Throughput Volumes

The amount of revenue we generate primarily depends on the volumes of crude oil, natural gas and water for which we provide midstream services. These volumes are affected primarily by changes in the supply of and demand for crude oil and natural gas in the markets served directly or indirectly by our assets. By performing routine maintenance and monitoring our infrastructure, we are able to minimize service interruptions on our gathering, transportation and disposal systems.

Under our commercial agreements, we provide (i) crude oil gathering, transporting and delivering services, with approximately 190,000 gross dedicated acres, (ii) natural gas gathering compressing, transporting and delivery services, with approximately 90,000 gross dedicated acres and firm capacity for natural gas attributable to such acreage, (iii) produced water gathering, transporting and disposal services, with approximately 426,000 gross dedicated service acres and firm capacity for produced water and flowback water attributable to such acreage, and (iv) fresh water sourcing, transporting and delivering services, with approximately 240,000 gross dedicated service acres. We own equity interests in two long-haul crude oil pipelines under development that will provide firm takeaway for a portion of Diamondback’s estimated Delaware and Midland Basin production. These pipelines will provide a total takeaway capacity of approximately 1,500,000 Bbl/d which, with the installation of additional pumps and storage, can be increased to approximately 1,800,000 Bbl/d of crude oil directly to the Texas Gulf Coast with Diamondback’s committed volumes representing 200,000 Bbl/d. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions” for additional information about our commercial agreements with Diamondback.

Because the production rate of a well declines over time, our ability to provide gathering, compression and disposal services, and to maintain or increase the throughput volumes on our midstream systems, is contingent on our customers continually discovering and producing new volumes of crude oil and natural gas and generating produced water. Because fresh water services are largely dependent on well completion, our ability to provide fresh water services is contingent on our customers drilling and completing new wells. We derive substantially all of our revenue from our commercial agreements with Diamondback, which agreements do not contain minimum volume commitments. Our ability to maintain or increase existing throughput volumes on our midstream systems is impacted by:

•	successful drilling activity by our customers on our Dedicated Acreage and our ability to fund the capital costs required to connect our infrastructure assets to new wells;

•	our ability to utilize the remaining uncommitted capacity on, or add additional capacity to, our infrastructure assets;

•	our ability to manage the level of work-overs and re-completions of wells on existing pad sites to which our infrastructure assets are connected;

•

our ability to increase throughput volumes on our infrastructure assets by making outlet connections to existing or new third-party pipelines or other facilities, primarily driven by the anticipated supply of and demand for crude oil, natural gas and water;

•	our ability to identify and execute organic expansion projects to capture incremental volumes from Diamondback and third-parties;

•	our ability to compete for volumes from successful new wells in the areas in which we operate outside of our Dedicated Acreage; and

•	our ability to gather crude oil and natural gas and provide water services with respect to hydrocarbons produced on acreage that has been released from commitments with our competitors.

We actively monitor producer activity in the areas served by our infrastructure assets to pursue new supply opportunities.

EBITDA

We define EBITDA as net income before income taxes, net interest expense, depreciation, amortization and accretion. EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, industry analysts, lenders and ratings agencies, to assess:

•	our operating performance as compared to those of other companies in the midstream energy industry, without regard to financing methods, historical cost basis or capital structure;

•	the ability of our assets to generate sufficient cash flow to make distributions to our common unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to EBITDA are net income and net cash provided by operating activities. EBITDA should not be considered an alternative to net income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income or net cash, and these items may vary from those of other companies. As a result, our measure of EBITDA may not be comparable to similarly titled measures of other companies.

For a discussion of the non-GAAP financial measure of EBITDA and a reconciliation of EBITDA to its most comparable measures calculated and presented in accordance with GAAP, please read “Selected Historical and Pro Forma Financial Data—Non-GAAP Financial Measures.”

Operating Expense

We seek to maximize the profitability of our operations, in part, by minimizing, to the extent appropriate, expenses directly tied to operating our assets. Direct labor costs, ad valorem taxes, repair and non-capitalized maintenance costs, integrity management costs, utilities and contract services comprise the most significant portion of our operating expense. Many of these expenses remain relatively stable across broad ranges of throughput volumes, but a portion of these expenses can fluctuate from period to period depending on the mix of activities performed during that period and the timing of these expenses. We will seek to manage our maintenance expenses on our midstream systems by scheduling maintenance over time to avoid significant variability in our maintenance expenses and minimize their impact on our cash flow.

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our predecessor’s historical results of operations for the reasons described below:

Contribution of Midstream Assets

During the period from 2014 through 2017, Diamondback constructed and/or acquired various midstream and related assets located in the Delaware and Midland Basins, which Diamondback contributed to Rattler LLC during fiscal years 2016 and 2017, or the Rattler Assets. These assets included 20 SWD wells and related gathering systems, two oil gathering systems, surface land, and other pipelines not yet placed into service. Prior to their contribution, these assets were fully integrated into Diamondback’s upstream operations.

Effective February 28, 2017, Diamondback contributed to Rattler LLC certain midstream assets in the Pecos area within the Permian that it acquired from Brigham Resources Operating, LLC, Brigham Resources Midstream, LLC and other unrelated third parties, or the Brigham Assets. These assets included five SWD wells and seven hydraulic fracturing ponds across one main gathering system, and various pipelines and compression assets related to a gas gathering system and an oil gathering system, the majority of which were not yet in service. Prior to their contribution from Diamondback, these assets were owned by Brigham and were fully integrated into Brigham’s upstream operations where the assets were already in service. All of the assets contributed have estimated remaining useful lives of between 20-30 years.

Effective January 1, 2018, Diamondback contributed to Rattler LLC certain freshwater assets, including certain freshwater wells, fresh water transportation lines and related assets located within the Permian, or the Fresh Water Assets. These assets included numerous fresh water wells and 28 hydraulic fracturing ponds, located across nine fresh water transportation systems, that had previously been used to store and transport fresh water for Diamondback’s drilling operations. All of the assets contributed have estimated remaining useful lives of between 20- 30 years.

Throughout 2018, Diamondback continued to assist Rattler LLC in the construction of various other gathering assets, which included additional oil and gas and produced water pipelines, SWD wells and hydraulic fracturing ponds. These assets were never used as part of upstream operations, but were contributed immediately upon completion.

Effective January 1, 2019, Diamondback contributed to Rattler LLC certain midstream assets within the Permian basin that it acquired from Ajax Resources LLC, or Ajax, as part of an upstream acquisition in the fourth quarter of 2018, or the Ajax Assets. These assets included 17 water wells, four SWD wells and one related gathering system (35,000 Bbl/d of capacity), a field office, surface land, five hydraulic fracturing pits (4.4 MMBbls of capacity) and one related fresh water transportation system (25,000 Bbl/d of capacity). Prior to their contribution, these assets were fully integrated into the upstream business acquired from Ajax and used for disposal of produced water generated or fresh water sourcing when drilling. All assets contributed have estimated remaining useful lives of between 20-30 years.

Effective January 1, 2019, Diamondback contributed to Rattler LLC certain midstream assets within the Permian that it acquired from Energen Corporation, or Energen, as part of an upstream acquisition in the fourth quarter of 2018, or the Energen Assets. These assets included 56 SWD wells (1.2 MMBbl/d of permitted capacity) and related gathering systems (1.0 MMBbl/d of capacity), an office building located in Midland Texas, surface land and an oil gathering system (16,000 Bbl/d of capacity). Prior to their contribution, these assets were fully integrated into the upstream business acquired from Energen and used for disposal of produced water generated or delivering oil under upstream contracts. All assets contributed have estimated remaining useful lives of 30 years.

Contribution of Fasken Center

Effective January 31, 2018, Diamondback contributed to Rattler LLC all of its membership interest in its wholly-owned subsidiary, Tall Towers, which acquired from Fasken Midland LLC on January 31, 2018 certain real property consisting of land and two office towers in Midland, Texas, which we refer to as the Fasken Center, for a purchase price of approximately $110.0 million, or the Tall Towers Interest. With the asset contribution, Rattler LLC also acquired third-party leases, which were valued as part of Diamondback’s purchase price. All of the assets contributed have estimated remaining useful lives of between 15- 30 years.

Equity Investments

In February 2019, we acquired a 10% equity interest in the EPIC project and a 10% equity interest in the Gray Oak project.

Revenues

Prior to this offering, our infrastructure assets were part of the integrated operations of Diamondback and were financed from cash flows from operations and funding from Diamondback. Commencing January 1, 2016, we began to earn revenues under our long-term commercial agreements with Diamondback and will receive separate fixed fees for the midstream services that we provide.

Our real estate assets were contributed by Diamondback effective January 31, 2018 and we earn revenue from these assets through various lease agreements.

Operating Expenses

In connection with this offering, we will enter into an services and secondment agreement with Diamondback under which we will pay fees to Diamondback with respect to certain operational services Diamondback will provide in support of our operations. Our predecessor recorded direct costs of running our businesses as well as certain costs allocated from Diamondback. As such, we expect that there will be differences in the results of our operations between our predecessor’s historical financial statements and our future financial statements.

General and Administrative Expenses

Our predecessor’s general and administrative expenses included an allocation of charges for the management and operation of our assets by Diamondback for general and administrative services, such as information technology, treasury, accounting, human resources and legal services and other financial and administrative services. Following the completion of this offering, Diamondback will charge us a combination of direct and allocated charges for general and administrative services pursuant to our partnership agreement and the services and secondment agreement.

We anticipate incurring approximately $1.4 million annually of incremental general and administrative expenses attributable to being a publicly traded partnership, which includes expenses associated with annual, quarterly and current reporting with the SEC, tax return preparation, Sarbanes-Oxley compliance, listing on Nasdaq, independent auditor fees, legal fees, investor relations expenses, transfer agent and registrar fees, incremental salary and benefits costs of seconded employees, outside director fees and insurance expenses. These incremental general and administrative expenses and the variable component of the general and administrative costs that we anticipate incurring under the services and secondment agreement are not reflected in our historical financial statements.

Financing

There are differences in the way we will finance our operations as compared to the way our predecessor historically financed operations. Historically, our predecessor’s operations were financed as part of Diamondback’s integrated operations. We expect our sources of liquidity following this offering to include cash generated from operations, borrowings under Rattler LLC’s new revolving credit facility and, if necessary, the issuance of additional equity or debt securities.

Immediately following the completion of this offering, we intend to have no debt outstanding and an available borrowing capacity of $600 million under Rattler LLC’s new revolving credit facility. Please read “—Capital Resources and Liquidity—Revolving Credit Facility.”

Income Taxes

Income tax expense includes U.S. federal and state taxes on operations, as applicable. Rattler LLC is a flow-through entity for U.S. federal tax purposes and all tax attributes flow through to its members, Diamondback and us. Even though we are organized as a limited partnership under state law, we will be treated as a corporation for U.S. federal income tax purposes and will be subject to U.S. federal and state income tax at regular corporate rates. Rattler LLC’s net income reflects provisions for income taxes as if it had been a corporation.

Other Factors Impacting Our Business

We expect our business to continue to be affected by the following key factors. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about, or interpretations of, available information prove to be incorrect, our actual results may vary materially from our expected results.

Supply and Demand for Crude Oil and Natural Gas

We currently generate a substantial portion of our revenues under fee-based commercial agreements with Diamondback. We expect these contracts to promote cash flow stability and minimize our direct exposure to commodity price fluctuations, since we generally do not own any of the crude oil, natural gas or water that we gather and do not engage in the trading of crude oil or natural gas. However, the volumetric fees we charge are adjusted each calendar year by the amount of percentage change, if any, in the consumer price index from the preceding calendar year. No adjustment will be made if the percentage change would result in a fee below the initial fee set forth in the applicable commercial agreement and any adjustment to the volumetric fees shall not exceed three percent of the then-current fee. Further, the total adjustment of the fees shall never result in a cumulative volumetric fee adjustment of more than thirty percent of the initial fees set forth in the applicable commercial agreement.

Additionally, commodity price fluctuations indirectly influence our activities and results of operations over the long-term, since they can affect production rates and investments by Diamondback and third-parties in the development of new crude oil and natural gas reserves. Generally, drilling and production activity will increase as crude oil and natural gas prices increase. Our throughput volumes depend primarily on the volumes of crude oil and natural gas produced by Diamondback in the Permian and, with respect to fresh water, the number of wells drilled and completed. Commodity prices are volatile and influenced by numerous factors beyond our or

Diamondback’s control, including the domestic and global supply of and demand for crude oil and natural gas. The commodities trading markets, as well as other supply and demand factors, may also influence the selling prices of crude oil and natural gas. Furthermore, our ability to execute our growth strategy in the Permian will depend on crude oil and natural gas production in that area, which is also affected by the supply of and demand for crude oil and natural gas.

Regulatory Compliance

The regulation of crude oil and natural gas gathering and transportation and water services activities by federal and state regulatory agencies has a significant impact on our business. Please read “Business—Regulation of Operations.” Our operations are also impacted by new regulations, which have increased the time that it takes to obtain required permits.

Additionally, increased regulation of crude oil and natural gas producers in our areas of operation, including regulation associated with hydraulic fracturing, could reduce regional supply of crude oil, natural gas and water and, therefore, throughput on our infrastructure assets. For more information, see “Business—Regulation of Operations.”

Results of Operations

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

	Year Ended December 31,		Increase / (Decrease) from Prior Year
($ in thousands)	2018	2017
Revenues
Total revenues	$184,467	$39,295	369%
Costs and expenses
Direct operating expenses	33,714	10,557	219%
Costs of goods sold (exclusive of depreciation and amortization shown below)	38,852	—	—
Real estate operating expenses	1,872	—	—
Depreciation, amortization and accretion	25,134	3,486	621%
Loss on sale of property, plant and equipment	2,577	—	—
General and administrative expenses	1,999	1,265	58%

Total costs and expenses	104,148	15,308	580%

Income from operations	80,319	23,987	235%
Other income
Income from equity investment	—	1,366	—

Total other income	—	1,366	—

Net income before income taxes	80,319	25,353	217%
Provision for income taxes	17,359	4,688	270%

Net income	$62,960	$20,665	205%

Revenues. Revenues increased by $145 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to the contribution of fresh water assets by Diamondback on January 1, 2018 (which could not be segregated prior to that date), resulting in an additional $77.0 million in revenue. SWD services revenues increased by $44.5 million, crude oil gathering revenues increased by $8.4 million and natural gas gathering revenues increased by $3.5 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017, while surface revenues remained relatively unchanged during that same period. Each of the increases in revenues was primarily due to additional asset contributions and asset buildouts, which led to continued increases of volume throughput. In addition, on January 31, 2018, Diamondback purchased certain real estate assets for approximately $110.0 million and contributed them to us effective as of that date. These real estate assets generated $11.8 million in revenue during the year ended December 31, 2018.

Income from Equity Investment. Income from equity investment decreased by $1.4 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017. The decrease relates to Rattler LLC no longer recognizing an equity investment in HMW LLC, but rather consolidating its interest in the net assets of HMW LLC as of January 1, 2018. On June 30, 2018, HMW LLC’s operating agreement was amended, effective as of January 1, 2018. In exchange for Rattler LLC’s 25% investment, Rattler LLC received a 50% undivided ownership interest in two of the four SWD wells and associated assets previously owned by HMW LLC. Rattler LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

Direct Operating Expenses. Direct operating expense increased $23.2 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to asset contributions from Diamondback resulting in additional operating costs and, secondarily, to continued development of existing services.

Cost of Goods Sold (exclusive of depreciation and amortization shown below). On January 1, 2018, Diamondback contributed certain fresh water assets to us. We incurred $38.9 million in cost of goods sold related to the fresh water we sourced during the year ended December 31, 2018.

Real Estate Operating Expenses. On January 31, 2018, Diamondback purchased certain real estate assets for approximately $110.0 million and contributed them to us effective as of that date. We incurred $1.9 million in operating expenses related to these real estate assets during the year ended December 31, 2018.

Depreciation, Amortization and Accretion. Depreciation, amortization and accretion expense increased $21.6 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to asset contributions from Diamondback and further development of existing gathering, transportation and disposal systems.

Loss on Sale of Property, Plant and Equipment. Under a swap agreement involving interests in certain SWD assets, which closed in May 2018, Rattler LLC exchanged its interests in two SWD assets for an additional interest in a third SWD asset. We recognized a loss of approximately $2.6 million because the net book value of the two SWD assets given up was $2.6 million greater than the agreed upon value of the SWD asset received.

General and Administrative Expenses. General and administrative expenses increased $0.7 million for the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to increased shared service allocations and additional professional service fees due to business growth and the contribution of additional midstream assets.

Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018

	Three Months Ended March 31,		Increase / (Decrease) from Prior Period
($ in thousands)	2019	2018
Revenues
Total revenues	$95,176	$33,875	181%
Costs and expenses
Direct operating expenses	20,186	5,206	288%
Costs of goods sold (exclusive of depreciation and amortization shown below)	13,053	5,251	149%
Real estate operating expenses	526	278	89%
Depreciation, amortization and accretion	9,904	5,816	70%
General and administrative expenses	1,369	254	439%

Total costs and expenses	45,038	16,805	168%

Income from operations	50,138	17,070	194%
Other income
Income from equity investment	50	1,459	(97)%

Total other income	50	1,459	(97)%

Net income before income taxes	50,188	18,529	171%
Provision for income taxes	10,832	4,133	162%

Net income	$39,356	$14,396	173%

Revenues. Revenues increased by $61 million for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018. The increase relates to increased volumes largely due to the contribution of certain crude oil gathering, SWD wells and land and buildings that Diamondback acquired pursuant to the Ajax acquisition and the Energen acquisition, which Diamondback contributed to us on January 1, 2019, as well as the additional build out of historical Rattler LLC systems.

Income from Equity Investment. Income from equity investment decreased by $1.4 million for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018, primarily due to the fact that Rattler LLC no longer recognizes an equity investment in HMW LLC but instead consolidates its interests in the net assets of HMW LLC.

Direct Operating Expenses. Direct operating expense increased $15.0 million for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018. The increase relates to increased volumes largely due to the contribution of certain crude oil gathering, SWD wells and land and buildings that Diamondback acquired pursuant to the Ajax acquisition and the Energen acquisition, which Diamondback contributed to us on January 1, 2019, as well as the additional build out of historical Rattler LLC systems.

Cost of Goods Sold (exclusive of depreciation and amortization shown below). Cost of goods sold increased $7.8 million for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018. The increase relates to the increased build out of historical Rattler LLC fresh water systems.

Real Estate Operating Expenses. Real estate operating expenses increased by $248.0 thousand for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018. The increase primarily relates to the addition of new tenants.

Depreciation, Amortization and Accretion. Depreciation, amortization and accretion expense increased $4.1 million for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018, primarily due to asset contributions from Diamondback and further development of existing gathering, transportation and disposal systems.

General and Administrative Expenses. General and administrative expenses increased $1.1 million for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018, primarily due to increased shared service allocations and additional professional service fees due to business growth and the contribution of additional midstream assets.

Capital Resources and Liquidity

Liquidity and Financing Arrangements

Historically, our sources of liquidity were based on cash flow from operations and funding from Diamondback.

We do not have any commitment from Diamondback or our general partner or any of their respective affiliates to fund our cash flow deficits or provide other direct or indirect financial assistance to us following the closing of this offering. We expect our sources of liquidity following this offering to include cash generated from operations, borrowings under Rattler LLC’s new revolving credit facility and, if necessary, the issuance of additional equity or debt securities. We believe that cash generated from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements and to make quarterly cash distributions.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we will distribute $0.25 per common unit within 60 days after the end of each quarter, beginning with the quarter ending September 30, 2019, subject to applicable law and our obligations under certain contractual agreements. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Revolving Credit Facility

In connection with the completion of this offering, we intend to enter into a new $600 million revolving credit facility to fund working capital and to finance acquisitions and other capital expenditures. The borrower under the new revolving credit facility will be Rattler LLC and all obligations of the borrower under the new revolving credit facility will be guaranteed by us and, subject to certain limited exceptions, all of our subsidiaries.

We expect that the closing of the new revolving credit facility will be subject to customary closing conditions, including the closing of this offering. The new revolving credit facility will also contain customary affirmative and negative covenants and events of default relating to the borrower, the partnership and their respective subsidiaries. We expect these covenants will include, among other things, limitations on the incurrence of indebtedness and liens, the making of investments, the sale of assets, transactions with affiliates, merging or consolidating with another company and the making of restricted payments. We expect that the new revolving credit facility will also contain specific provisions limiting us and Rattler LLC from engaging in certain business activities and events of default relating to certain changes in control.

Cash Flows

For the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Net cash provided by operating activities, investing activities and financing activities for the years ended 2018 and 2017 were as follows:

	Year Ended December 31,
	2018	2017
	($ in thousands)
Net cash provided by operating activities	$173,431	$8
Net cash used in investing activities	$(164,876)	$—
Net cash provided by (used in) financing activities	$—	$—

Net cash provided by operating activities increased by $173.4 million during the year ended December 31, 2018 compared to the year ended December 31, 2017. The increase was due to significant business growth following asset contributions and the additional buildout of systems. Net cash used in investing activities increased by $164.9 million during the year ended December 31, 2018 compared to the year ended December 31, 2017 due to capital expenditures by Rattler LLC in 2018.

For the three months ended March 31, 2019 as compared to the three months ended March 31, 2018:

Net cash provided by operating activities, investing activities and financing activities for the three-month periods ended March 31, 2019 and March 31, 2018 were as follows:

	Three Months Ended March 31,
	2019	2018
	($in thousands)
Net cash provided by operating activities	$55,240	$2,216
Net cash used in investing activities	$(51,743)	$—
Net cash provided by (used in) financing activities	$—	$—

Net cash provided by operating activities increased by $53.0 million during the three months ended March 31, 2019 compared to the three months ended March 31, 2018. The increase was due to increased operations as additional assets have been placed into service and the contribution of certain crude oil gathering, SWD wells and land and buildings that Diamondback acquired pursuant to the Ajax acquisition and the Energen acquisition, which Diamondback contributed to us on January 1, 2019. Net cash used in investing activities increased by $51.7 million during the three months ended March 31, 2019 compared to the three months ended March 31, 2018 due to capital expenditures by Rattler LLC in the first quarter of 2019.

Capital Contributions and Capital Expenditures

The midstream energy business is capital intensive, requiring the maintenance of existing gathering systems and other midstream assets and facilities and the acquisition or construction and development of new gathering systems and other midstream assets and facilities.

For the year ended December 31, 2018, the total capital contributions by Diamondback to our predecessor were $171.2 million, of which $110 million related to Tall Towers, $1.3 million related to a field office, $1.5 million related to land, $32.8 million related to fresh water assets, $18.2 million related to SWD assets, $6.0 million related to fresh water inventory and $1.4 million in additional assets and liabilities, net, related to operations. During this period, Rattler LLC made capital expenditures of $164.9 million, comprised of $114.7 million related to SWD assets, $16.3 million related to crude oil gathering assets, $30.1 million related to natural gas gathering assets, $3.7 million related to fresh water gathering systems and $0.1 million related to land.

For the year ended December 31, 2017, the total capital contributions by Diamondback to our predecessor were $179.2 million, comprised of: $51.5 million of SWD assets; $44.7 million of crude oil gathering assets; $38.4 million of natural gas gathering assets and $23.8 million of fresh water gathering systems, net of accumulated depreciation of $3.2 million; $18.7 million of land; $1.6 million of equity method investments; $0.2 million of asset retirement obligations related to the contributed assets; and $3.5 million in additional assets and liabilities, net, related to operations.

For the three months ended March 31, 2019, the total capital contributions by Diamondback to our predecessor were $458.7 million, of which $9.2 million related to the A-street Building, $18.1 million related to land, $9.4 million related to fresh water assets, $228.0 million related to SWD assets, $35.8 million related to crude oil assets, $149.0 million related to the equity method investments in the EPIC and Gray Oak projects and $9.2 million in additional assets and liabilities, net, related to operations. During this period, Rattler LLC made capital expenditures of $51.7 million, comprised of $13.8 million related to SWD assets, $10.9 million related to crude oil gathering assets, $10.0 million related to natural gas gathering assets, $16.8 million related to fresh water gathering systems and $0.2 million related to real estate assets.

We estimate that total capital expenditures related to midstream assets for the year ending December 31, 2019 will be between $225 million and $250 million. Our estimated capital expenditures do not include our anticipated total capital commitment of approximately $122.8 million for our 10% interest in the EPIC project, which includes $34.1 million paid as part of the option exercise price and $0.5 million and $37.5 million contributed in March 2019 and April 2019, respectively, in respect of our equity interest, or our anticipated total capital commitment of approximately $126.8 million for our 10% interest in the Gray Oak project, which includes $81.3 million paid as part of our acquisition cost for this interest and $33.0 million contributed in March 2019 in respect of our equity interest.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

As of March 31, 2019, we did not have any material contractual obligations. As of March 31, 2019, our anticipated future capital commitments for the EPIC and Gray Oak projects are expected to be approximately $88.2 million and $12.5 million, respectively.

Critical Accounting Policies

Critical accounting policies are those that are important to our financial condition and require management’s most difficult, subjective or complex judgments. The amount of assets and liabilities as of the date of the consolidated financial statements, or the amount of revenue and expenses for the reported period, could differ significantly due to changes in these judgments or assumptions. We have evaluated the accounting policies used in the preparation of the accompanying consolidated financial statements of our predecessor and the related notes thereto and believe those policies are reasonable and appropriate.

We apply those accounting policies that we believe best reflect the underlying business and economic events, consistent with GAAP. Our more critical accounting policies include those related to revenue recognition, including estimating the related revenue accruals, property and equipment and asset retirement obligations. Inherent in such policies are certain key assumptions and estimates. We periodically update the estimates used in the preparation of the financial statements based on our latest assessment of our current and projected business and the general economic environment. Our significant accounting policies are summarized in Note 2. Summary of Significant Accounting Policies to the audited consolidated financial statements of our predecessor appearing elsewhere in this prospectus. We believe the following to be our most critical accounting policies applied in the preparation of our predecessor’s financial statements.

Revenue Recognition

We provide gathering and compression and water handling and treatment services under fee-based contracts based on throughput. Under these arrangements, we receive fees for gathering oil and gas products, compression services, and water handling, disposal, and treatment services. The revenue we earn from these arrangements is directly related to (i) in the case of natural gas gathering and compression, the volumes of metered natural gas that we gather, compress, transport and deliver to other transmission delivery points, (ii) in the case of oil gathering, the volumes of metered oil that we gather, transport and deliver to other transmission delivery points, (iii) in the case of fresh water services, the quantities of fresh water sourced, transported and delivered to our customers for use in their well drilling and completion operations, and (iv) in the case of saltwater gathering and disposal services, the quantities of saltwater gathered, transported and disposed of for our customers. We recognize revenue when we satisfy a performance obligation by delivering a service to a customer. Rattler LLC earns substantially all of its midstream revenues from commercial agreements not with Diamondback or its affiliates. We recognize rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Rental income-third party is comprised of revenues earned from lease agreements with Diamondback and its affiliates. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as we are generally the primary obligor with respect to purchasing goods and services from third-party suppliers, and have discretion in selecting the supplier and bear the associated credit risk.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost upon acquisition and evaluated for potential impairment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable through estimated future undiscounted cash flows. Expenditures which extend the useful lives of existing property, plant and equipment are capitalized.

When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on disposition is recognized in the statement of operations.

Depreciation, Amortization and Accretion

The determination of estimated useful lives is a significant element in calculating depreciation, amortization and accretion. If the useful lives of assets were found to be shorter than originally estimated, depreciation, amortization and accretion charges would be accelerated.

Asset Retirement Obligations

Our asset retirement obligations, or ARO, consist of estimated costs of dismantlement, removal, site reclamation and similar activities associated with our SWD and infrastructure assets. We recognize the fair value of a liability for an ARO in the period in which it is incurred, when we have an existing legal obligation associated with the retirement of our infrastructure assets and the obligation can reasonably be estimated. The associated asset retirement cost is capitalized as part of the carrying cost of the infrastructure asset. The recognition of an ARO requires that management make numerous estimates, assumptions and judgments regarding factors such as: the credit-adjusted risk-free rate to be used, inflation rates and estimated probabilities, amounts and timing of settlements. In periods subsequent to initial measurement of the ARO, we recognize period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Revisions also result in increases or decreases in the carrying cost of the asset. Increases in the ARO liability due to passage of time impact net income as accretion expense. The related capitalized cost, including revisions thereto, is charged to expense through depreciation.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy. We have experienced inflationary pressure on the cost of labor and equipment as increasing crude oil and natural gas prices have increased development activity in our areas of operations, especially in the Delaware Basin.

Qualitative and Quantitative Disclosures About Market Risk

Commodity Price Risk

We currently generate the majority of our revenues pursuant to fee-based agreements with Diamondback under which we are paid based on volumetric fees, rather than the underlying value of the commodity. Consequently, our existing operations and cash flow have little direct exposure to commodity price risk. However, Diamondback and our other customers are exposed to commodity price risk, and extended reduction in commodity prices could reduce the production volumes available for our midstream services in the future below expected levels. Although we intend to maintain fee-based pricing terms on both new contracts and existing contracts for which prices have not yet been set, our efforts to negotiate such terms may not be successful, which could have a materially adverse effect on our business.

We may acquire or develop additional midstream assets in a manner that increases our exposure to commodity price risk. Future exposure to the volatility of crude oil, natural gas and NGL prices could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions to our unitholders.

INDUSTRY OVERVIEW

We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback in the Permian. The market we serve, which begins at the source of production and extends through the gathering, processing and treating of hydrocarbons delivering them to takeaway pipelines, is a major component of what is commonly referred to as the “midstream” market.

Crude Oil Midstream Industry

The crude oil midstream industry provides the link between the exploration and production of crude oil from the wellhead and the delivery of crude oil to storage facilities, terminals, crude oil pipelines and refineries. The U.S. crude oil midstream system is comprised of a network of pipelines, terminals, storage facilities, waterborne vessels, railcars and trucks. Companies generate revenues at various links within the midstream value chain by gathering, treating, transporting, storing or marketing crude oil. Our crude oil midstream operations currently focus on the gathering of crude oil from the point of production and transporting it to refineries and export terminals. The following diagram illustrates the various components of the crude oil midstream value chain and some of the services that are specifically offered by us:

Crude Oil Midstream Services

The services we provide or have investments in are generally classified into the categories described below.

Gathering. Crude oil gathering assets provide the link between crude oil production gathered at the well site or nearby collection points and crude oil terminals, storage facilities, long-haul crude oil pipelines and refineries. Crude oil gathering assets generally consist of a network of small-diameter pipelines that are connected directly to the well site or central receipt points delivering into large-diameter trunk lines. Pipeline transportation is generally the lowest cost option for transporting crude oil. Competition in the crude oil gathering industry is typically regional and based on proximity to crude oil producers, as well as access to viable delivery points. Overall demand for gathering services in a particular area is generally driven by crude oil producer activity in the area. To the extent there are not enough volumes to justify construction of or connection to a pipeline system, trucking crude oil from a well site to nearby collection points can also be an alternative to crude oil gathering pipeline systems, but is typically not the lowest cost option for transporting crude oil from a producer’s perspective.

Long-haul Pipelines. After crude oil has been collected from the well site through gathering systems, it is often loaded onto long-haul pipelines for transportation to major hubs, refineries, or export terminals outside of the basin. These long-haul pipelines are typically constructed of large diameter pipes that can cover long distances both above and below ground. Pipelines are generally the preferred method for transporting large volumes of crude oil over long distances because they are more cost-effective than other transportation options such as rail or truck. Long-haul pipeline operators usually earn fees based upon the volume of crude oil transported.

Natural Gas Midstream Industry

The natural gas midstream industry provides the link between the exploration and production of natural gas from the wellhead and the delivery of natural gas and its by-products to industrial, commercial and residential end-users. The principal components of the industry consist of gathering, compressing, treating, dehydrating, processing, fractionating and transporting natural gas and natural gas liquids (NGLs). Competition in the industry is generally driven by proximity of midstream assets to natural gas producing wells. Companies within this industry provide services at various stages along the natural gas value chain by gathering natural gas from producers at the wellhead, separating the hydrocarbons into dry gas (methane) and NGLs and then routing the separated dry gas and NGL streams to the next intermediate stage of the value chain or to transportation pipelines for delivery to markets. Our natural gas midstream operations currently focus on the gathering and compression of natural gas. The following diagram illustrates the various components of the natural gas midstream value chain:

Natural Gas Midstream Services

The services we provide are generally classified into the categories described below.

Gathering. At the initial stages of the midstream value chain, a network of typically small diameter pipelines known as gathering systems directly connect to wellheads, pad sites or other receipt points in the production area. These gathering systems transport natural gas from the wellhead and other receipt points either to compressor stations, treating and processing plants (if the natural gas is wet) or directly to intrastate or interstate pipelines (if the natural gas is dry).

Gathering systems are typically designed to be highly flexible to provide different levels of service (such as higher or lower pressure) and scalable to allow for additional production and well connections without significant incremental capital expenditures. Gathering systems are operated at pressures that both meet the contractual service requirements and maximize the total throughput from all connected wells. Competition in the natural gas gathering industry is typically regional and based on proximity to natural gas producers, as well as access to viable treating and processing plants or intrastate and interstate pipelines. Overall demand for gathering services in a particular area is generally driven by natural gas producer activity in the area.

Compression. Gathering systems are operated at design pressures that enable the maximum amount of production to be gathered from connected wells. Through a mechanical process known as compression, volumes of natural gas at a given pressure are compressed to a sufficiently higher pressure, thereby allowing those volumes to be delivered into a higher pressure downstream pipeline to be brought to market. Since wells produce at progressively lower field pressures as they age, it becomes necessary to add additional compression over time near the wellhead to maintain throughput across the gathering system. Compression is also used in transportation of natural gas to support the movement of gas across pipeline systems and in storage to enhance withdrawal and injection capability.

Produced, Flowback and Fresh Water Services Industry

The hydraulic fracturing process associated with unconventional crude oil and natural gas production is highly dependent on the sourcing of fresh water and the disposal of water volumes produced. Hydraulic fracturing requires large volumes of fresh water, which is combined with sand (or another proppant) and fracturing chemical additives. This mixture is pumped at high pressure into the well to crack open previously impenetrable rock to release hydrocarbons.

Fresh Water. Fresh water refers to water with low salinity that has been treated, has been withdrawn from a river or ground water, or produced water that has been recycled. Many producers rely on third party providers for sourcing and distribution services.

Crude oil and natural gas operations produce two primary types of produced water by-products, which we refer to as saltwater:

Produced Water. Produced water is water that naturally occurs in the formation that returns up to the surface over the life of a producing crude oil or natural gas well. Produced water must be continually separated from a well’s valuable crude oil and natural gas production and hauled away via pipeline or truck for a well to continue producing. Produced water is the largest by-product by volume associated with crude oil and natural gas production and can comprise over 95% of the total oilfield by-product by volume.

Flowback. In the drilling and completion stages of crude oil and natural gas production, large volumes of fresh water and other types of fluids are required. After fresh water is pumped into the well during the hydraulic fracturing process, it returns to the surface over time with the produced hydrocarbons. Ten to fifty percent of the water returns as “flowback” during the first several weeks following the fracturing process, and a large percentage of the remainder, as well as pre-existing water in the formation, returns to the surface as produced water over the life of the well.

Produced water management typically involves transportation, processing and disposal often through the use of SWD wells. We are directly engaged in the gathering, recycling and disposal of produced water in SWD wells.

The following diagram illustrates the various components of produced water and fresh water gathering, transportation and disposal and some of the services that are specifically offered by us:

Fresh Water and Saltwater Midstream Services

The services we provide are generally classified into the categories described below.

Fresh Water Sourcing and Distribution. Fresh water is often sourced from below ground aquifers or other natural fresh water sources and transported to drill sites through pipelines.

SWD Facilities / Wells. Saltwater gathering pipeline systems connect crude oil and gas producing wells to SWD well sites. The primary methods for handling produced water include SWD wells, where produced water is treated and injected subsurface; evaporation pits, where the water is evaporated at the surface; and recycling facilities, where produced water is treated in a manner that allows some portion of the water to be recycled for future fracturing processes or other beneficial uses.

Market Fundamentals

According to the U.S. Energy Information Administration, or the EIA, both total energy supply and demand are expected to increase over the coming decades. In the U.S., the EIA estimates that energy production will increase by about 20% from 2018 through 2050, with much of the increase in petroleum supply expected to come from unconventional oil wells. The Southwest U.S., in particular the Permian, is expected to play a key role in domestic petroleum production growth.

Crude Oil Supply and Demand

Crude oil is a significant component of energy consumption. The EIA expects global petroleum liquids consumption to grow 25% from 100 MMBbl/d in 2018 to 125 MMBbl/d by 2050. The following chart illustrates expected growth in petroleum and other liquids consumption.

Global Petroleum Liquids Consumption

In accordance with consumption growth, forecasts published by the EIA anticipate U.S. crude oil production to increase in the coming years, with unconventional production playing an important role. As of April 2019, U.S. crude oil production was 12.2 MMBbl/d, which represents a 1.3 MMBbl/d increase from the 2018 average of 10.9 MMBbl/d. According to the EIA, the increase in U.S. crude oil production is largely due to new technologies, including hydraulic fracturing and horizontal drilling. Crude oil production increases in the U.S. will be dependent on oil from tight oil formations, with both the aforementioned technological developments and forecasted U.S. crude prices enabling economic production of these vast quantities of crude oil. As depicted in the graph below, 106% of the 1.6 MMBbl/d increase in crude oil production from 2019 through 2024 is projected to be from increases in tight oil production.

U.S. Lower 48 Onshore Crude Oil Production by Source

Production growth in the Permian is expected to make up a majority of the increase in domestic crude oil production. Based on EIA projections, the Southwest region, which encompasses the Permian and Barnett Shale, will continue to be the single highest producing region in the U.S. through 2050. From 2019 through 2024, the EIA expects a 26% increase in Southwest region production, as shown in the graph below.

U.S. Lower 48 Onshore Crude Oil Production by Region

The aforementioned trends in global consumption and domestic production are expected to impact the U.S.’s trade position. Historically, the U.S. has been a net importer of petroleum, however, according to the EIA, as domestic production and global demand continue to grow, the U.S. is expected to become a net exporter. This trend is evidenced in the chart below.

Petroleum Net Imports as a Percentage of Product Supplied

The EIA expects crude prices to rise over the next several years and is currently forecasting average 2024 WTI and Brent prices of $75/Bbl and $79/Bbl, respectively, versus an average of $68/Bbl and $73/Bbl during 2019. According to the EIA, this trend of increasing prices will be a factor in the future growth of U.S. crude oil production and exports for two reasons. First, an annual increase in WTI pricing over the next five years should continue to enable economic unconventional drilling. Second, WTI crude is expected to trade at a $3 to $5 a barrel discount to Brent crude, an international benchmark for oil price, meaning producers with access to international markets realize a premium on their crude oil. Both of these trends are evidenced in the chart below.

Projected Spot Price for Brent and WTI Crude Oil

Natural Gas Supply and Demand

Natural gas is a significant component of energy consumption in the U.S. According to the EIA, natural gas consumption accounted for approximately 30% of all energy used in the U.S. in 2018 and demand is expected to grow 19%, from 29.3 quadrillion BTU in 2018 to 35.0 quadrillion BTU by 2050. The following chart illustrates this expected growth in U.S. natural gas demand through 2050.

Natural Gas Consumption by Sector

Natural gas also accounts for a significant share of U.S. energy production, and its proportion of U.S. energy production is expected to continue to grow through the coming decades. The EIA estimates that total U.S. energy production will increase by 20% from 2018 through 2050, while natural gas production will increase by 47% over this same time period.

In addition to increasing domestic consumption and production, domestic natural gas consumers will also compete for supply with foreign natural gas consumers. As shown in the graph below, the U.S. has historically been a net importer of natural gas. However, the EIA forecasts predict U.S. exports of natural gas to more than quadruple from 2018 to 2023. This growth is primarily driven by increases in exports of liquefied natural gas, or LNG, to meet surging international demand.

U.S. Natural Gas Net Exports

Natural Gas Prices

Despite the availability of abundant domestic resources, the EIA projects that the growth in demand for natural gas, largely from the electric power and industrial sectors, exports to Mexico and demand for liquefied natural gas exports, will result in upward pressure on pricing through 2050. The chart below illustrates the EIA’s forecasted rise in natural gas prices through 2024.

Projected Spot Price for Natural Gas at Henry Hub

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Permian Overview

The Permian is one of the most prolific crude oil and natural gas basins in the world and spans approximately 75,000 square miles across west Texas and southeast New Mexico, encompassing several sub-basins, including the Midland Basin and the Delaware Basin. The Permian has a history of over 90 years of conventional crude oil and natural gas production and is characterized by high crude oil and liquids rich natural gas, multiple horizontal target horizons, extensive production history, long-lived reserves and high drilling success rates. The region has produced over 29 billion barrels of oil and 75 trillion cubic feet of natural gas, with remaining reserve estimates significantly exceeding these totals with the addition of shale resources. Unconventional shale development has led to the resurgence in development activity and Permian crude oil production has tripled from approximately one MMBbl/d to three MMBbl/d over the last ten years, with forecasted growth to over five MMBbl/d by the end of 2022.

Remaining Resources by Play and WTI Breakeven—Top Oil-Weighted U.S. Basins(2)

(1)	Permian total includes only resources in the Delaware and Midland Basins.
(2)	Locations assumed to be economic at $3 per Mcf of natural gas and a 10% internal rate of return.

The Permian has a gross hydrocarbon column thickness of up to 3,800 feet, with multiple prospective unconventional reservoir targets across the basin. The “stacked-pay” nature of the Permian allows for the development of multiple horizontal wells from a single surface location, creating a “multiplier” effect for operated acreage values and further enhancing individual well economics due to shared infrastructure. In the Delaware Basin, operators are currently targeting up to ten benches in the Wolfcamp, Bone Springs and Avalon formations, while Midland Basin operators currently target up to eight different horizons across the Wolfcamp, Spraberry and Jo Mill formations. At current activity levels, there are more than 50 years of economic inventory remaining at current commodity prices. The Permian enjoys a favorable regulatory and operating environment, particularly in Texas, and features long-lived reserves, consistent geological attributes, high reservoir quality and historically high development success rates. Even during periods of low commodity prices, the Permian experienced significant growth due to high single well rates of return and industry leading breakeven prices below $35 per barrel. The Permian is the most actively developed North American play and, as of April 12, 2019, 58% (423 out of 727 total) of active onshore U.S. horizontal oil rigs were operating in the Permian according to Baker Hughes.

Beginning in November 2014, during the recent commodity price downturn, Permian E&P companies began generally focusing on improving their operating efficiencies. Most E&P companies continue to be focused on optimizing the development of their assets through actions such as drilling longer laterals, further delineating zones, continued downspacing, using modern high intensity completion methods with local frac sand and utilizing multi-well pads. Although the Permian is already known as one of the most productive oil-weighted basins in the world, it is believed that there is still significant upside in the realizable resource potential. It is expected that many of the aforementioned techniques will further enhance crude oil and natural gas recoveries.

Operators initiated horizontal drilling programs at scale in the Midland Basin approximately three to five years earlier than they did in the Delaware Basin. As a result, the Delaware Basin is not as developed as the Midland Basin in both the upstream and midstream sectors. The graph below highlights the daily oil production of the three main basins in the Permian and illustrates that both the Midland and Delaware Basins make up an increasingly disproportionate percentage of total crude oil production in the Permian. This growth continued even through the recent period of lower crude oil prices. Additionally, the graph illustrates the Delaware Basin’s significant growth over the five year period ended September 30, 2018 in its contribution to total crude oil production in the Permian.

Permian Basin Total Daily Production (2012 – September 30, 2018)

Crude oil production in the Permian increased at a 19% CAGR over the five year period ended September 30, 2018 and outpaced midstream infrastructure development. As a result of these supply and demand dynamics, the Midland, Texas oil differential to WTI recently fell to a low of negative $17.90 per barrel in August 2018. The development of midstream infrastructure to alleviate takeaway constraints continues to be a prevalent strategy in the Permian. Diamondback’s firm capacity on the EPIC and Gray Oak long-haul crude oil pipelines will help insulate it from future pricing dynamics in the local Midland, Texas market and, once operational, our equity investment in these pipelines is also expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation.

Produced water is a natural byproduct of the crude oil and natural gas production process and is a particular focus in the water-heavy Permian. E&P companies are required to recycle or dispose of produced water associated with crude oil and natural gas production in an environmentally responsible manner. Produced water is water naturally trapped in subsurface formations and is brought to the surface during crude oil and natural gas exploration and production. Produced water is by far the largest volume byproduct stream associated with crude oil and natural gas exploration and production. Although produced water is a significant issue that operators have to address in both the Midland and Delaware Basins, the issue is much larger in the Delaware Basin. Delaware Basin wells generate approximately four to six barrels of produced water for every barrel of oil, while Midland Basin wells produce approximately one to two barrels of produced water for every barrel of oil. This difference in produced water production in Delaware Basin wells highlights the importance of having robust produced water infrastructure assets to support crude oil and natural gas production. We believe that in order for E&P companies to bring their hydrocarbons to market, they need to transport produced water efficiently using pipelines rather than trucks. Our purpose-built saltwater gathering, disposal and recycling system is designed to handle gathering of up to 2,027 MBbl/d of produced water, allowing Diamondback to more efficiently develop its acreage and grow production on our Dedicated Acreage.

Fresh water acts as the primary carrier fluid in the hydraulic fracturing process that is used to complete horizontal wells and serves to open fissures in targeted geologic formations in order to allow the flow of hydrocarbons. Because the multi-stage fracturing of a single horizontal unconventional well can use several million gallons of fresh water, it is critical that large quantities of relatively fresh water be readily available in an uninterruptable stream throughout the completion operations. High intensity modern completion methods that are being implemented across the Permian utilize more proppant and require larger volumes of fresh water for hydraulic fracturing than earlier generation completion methods. Access to fresh water sources is critical to the completions process and there are a limited number of sources in the Permian, particularly in the Delaware Basin. We source our fresh water from the Capitan Reef formation, Edwards-Trinity, Pecos Alluvium and Rustler aquifers in the Permian. We believe that having reliable access to fresh water that can be transported by pipeline is essential for large scale production in the Delaware Basin because the average Diamondback well in the Delaware Basin requires approximately 650,000 barrels of water per well, compared to approximately 425,000 barrels of water per well in the Midland Basin.

BUSINESS

Overview

We are a growth-oriented Delaware limited partnership formed in July 2018 by Diamondback to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian, one of the most prolific oil producing areas in the world. Immediately following this offering, we expect to be the only publicly-traded, pure-play Permian midstream company focused on the Midland and Delaware Basins. We provide crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. As of March 31, 2019, the assets Diamondback has contributed to us include a total of 781 miles of pipeline across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 2.720 MMBbl/d of permitted SWD capacity, 575,000 Bbl/d of fresh water gathering capacity, 80,000 Mcf/d of natural gas compression capability and 150,000 Mcf/d of natural gas gathering capacity. In addition to the midstream infrastructure assets that Diamondback contributed to us, we own equity interests in two long-haul crude oil pipelines, which, upon completion, will run from the Permian to the Texas Gulf Coast. We are critical to Diamondback’s growth plans because we provide a long-term midstream solution to its increasing crude oil, natural gas and water-related services needs through our robust infield gathering systems and SWD capabilities.

Our general partner’s management team consists of members of the management teams of Diamondback and the general partner of Viper. We will elect to be treated as a corporation for tax purposes because we expect that such treatment will expand the potential investor base for our units and will provide our unitholders with more liquidity and improve, if necessary, our access to capital. Unlike some traditional midstream entity structures, we do not have incentive distribution rights or subordinated units, so the economic interests of our common unitholders and our sponsor are aligned. We believe that our relationship with Diamondback and our common strategic and operational interests differentiate us in the public midstream sector and provide the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally. Immediately following this offering, we will have no outstanding indebtedness, and we do not plan on accessing the capital markets to fund our current organic growth opportunities.

We are Diamondback’s primary provider of midstream gathering and water-related services and are integral to Diamondback’s strategy of being a premier, low-cost, high-growth operator that can grow production at industry leading rates within cash flow. We have Dedicated Acreage that spans a total of approximately 426,000 gross acres across all service lines on Diamondback’s core leasehold in the Permian (a total of approximately 222,000 gross acres in the Midland Basin and a total of approximately 204,000 gross acres in the Delaware Basin). We entered into commercial agreements with Diamondback that have initial terms ending in 2034. The fees charged under these agreements are based on market prevailing rates at the time of their implementation with annual escalators (subject to potential adjustment by regulators). These fixed-fee contracts, along with Diamondback’s strong well economics, extensive horizontal drilling inventory and low-cost operating model, minimize our direct exposure to commodity prices while providing us with stable and predictable cash flow over the long-term. In February 2019, we acquired a 10% equity interest in the EPIC project and a 10% equity interest in the Gray Oak project. Our total capital commitment with respect to our 10% interest in the EPIC project is currently anticipated to be approximately $122.8 million, which includes $34.1 million paid as part of the option exercise price and $0.5 million and $37.5 million contributed in March 2019 and April 2019, respectively, in respect of our equity interest. Our total capital commitment with respect to our 10% interest in the Gray Oak project is currently anticipated to be approximately $126.8 million, which includes $81.3 million paid as part of our acquisition cost for this interest and $33.0 million, contributed in March 2019 in respect of our equity interest. Once these pipelines are operational, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady, oil-weighted cash flow stream. We anticipate that each of the EPIC and Gray Oak pipelines will begin interim operations in the second half of 2019, and commence full commercial operations in the first quarter of 2020. These pipelines will also provide Diamondback with long-term long-haul transportation capacity for a portion of its Delaware and Midland Basin crude oil production.

Diamondback commenced operations in December 2007 with the acquisition of 4,174 net acres in the Midland Basin. By May 2016, through a series of subsequent acquisitions, Diamondback had built a pure play Midland Basin position of approximately 85,000 net acres. In 2016, Diamondback entered the Delaware Basin through two acreage acquisitions totaling 95,499 net acres. In addition, on October 31, 2018, Diamondback acquired 25,493 net acres in the Midland Basin in connection with the Ajax acquisition, and, on November 29, 2018, subsequently acquired approximately 89,000 and 90,000 net acres in the Delaware and Midland Basin, respectively, in connection with the Energen acquisition.

Our midstream operations in the Midland and Delaware Basins were established to service Diamondback’s growing production and related need for midstream infrastructure to ensure reliable, low-cost, efficient development and operational flexibility. Our wholly-owned midstream system was built on Diamondback’s Delaware Basin acreage. This opportunity complemented Diamondback’s strategy to build a sizable and scalable Delaware Basin position with contiguous acreage to create economies of scale, control the value chain on its leasehold, maintain its position as a low-cost Permian operator and avoid the transportation of liquids by truck. Our Delaware Basin midstream infrastructure provides the ability to flow fresh water to the majority of Diamondback’s Delaware Basin leasehold, providing Diamondback flexibility related to drilling, completion and production plans throughout the field. We expect Diamondback will continue to be an active driller in the Delaware Basin and will create significant production growth as a result. Additionally, we believe that the quality of Diamondback’s underlying acreage will help ensure continued development even with lower commodity prices. As of December 31, 2018, only 345 of Diamondback’s approximately 5,407 gross wells in its Delaware Basin drilling inventory had been developed, but our currently existing infrastructure in the Delaware Basin already has enough capacity to provide midstream services for substantially all of Diamondback’s currently anticipated development.

Our midstream infrastructure systems have been designed, built and acquired to offer the scale and services to accommodate Diamondback’s full field development plan and are expected to directly benefit from Diamondback’s proven ability to execute on its operational plan and grow its crude oil and natural gas production. Our assets were recently constructed, require minimal incremental capital expenditures and, as of March 31, 2019, have the ability to transport a total of approximately 232,000 Bbl/d of crude oil, 575,000 Bbl/d of fresh water and 150,000 Mcf/d of natural gas, as well as provide 80,000 Mcf/d of natural gas compression and 2.720 MMBbl/d of SWD. We believe that our status as Diamondback’s primary provider of midstream services will generate strong free cash flow that we can use to fund our capital programs and return capital to unitholders through distributions, positioning us as a leading, high-growth, self-funding midstream services provider. We also believe that the combination of our midstream assets and the firm crude oil takeaway capacity on the EPIC and Gray Oak projects will provide Diamondback critical access to a vital long-haul takeaway solution for its planned development on its existing acreage in the Permian. Once these pipelines are operational, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. We anticipate that each of the EPIC and Gray Oak pipelines will begin interim operations in the second half of 2019, and commence full commercial operations in the first quarter of 2020. Our strategy of proactively creating an outlet for Diamondback’s growing production will drive increased volumes through our midstream systems and increase our free cash flow generation capabilities.

Our Assets

As of March 31, 2019, we own and operate a total of 781 miles of crude oil gathering pipelines, natural gas gathering pipelines and a fully integrated water system on acreage that overlays Diamondback’s seven core Midland and Delaware Basin development areas, which are characterized as areas with high concentrations of wells and undeveloped drilling locations with at least one bench with an EUR in excess of one million barrels of oil equivalent for a 7,500-foot lateral per type curves approved by Diamondback’s independent reserve engineer. Our water system sources and distributes fresh water for use in drilling and completion operations and collects flowback and produced water, which we refer to collectively as saltwater, for recycling and disposal. We also own a 10% equity interest in each of the EPIC and Gray Oak projects, long-haul crude oil pipelines under development that we expect, following commencement of operations, will provide us with a steady, oil-weighted cash flow stream. These pipelines will also provide Diamondback with long-term long-haul transportation capacity for a portion of its Delaware and Midland Basin crude oil production. These pipelines will provide Diamondback a total takeaway capacity of up to 200,000 Bbl/d.

The transportation of water and hydrocarbon volumes away from the producing wellhead is paramount to ensuring the efficient operations of a crude oil or natural gas well. To facilitate this transportation, our midstream infrastructure was built to include a network of gathering pipelines that collect and transport crude oil, natural gas, fresh water and produced water from Diamondback’s operations in the Midland and Delaware Basins. These assets are predominately located in Pecos, Reeves, Ward, Midland, Howard, Andrews, Martin and Glasscock Counties and have a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 150,000 Mcf/d of natural gas gathering capacity, 80,000 Mcf/d of natural gas compression capability, 2.720 MMBbl/d of SWD capacity and 575,000 Bbl/d of fresh water gathering capacity as of March 31, 2019.

Crude oil and natural gas gathering and transportation assets

As of March 31, 2019, our crude oil and natural gas gathering system covers a total of approximately 274 miles. As of March 31, 2019, we have a total of approximately 133 miles of crude oil pipelines, 232,000 Bbl/d of crude oil gathering capacity, 79,000 Bbl of crude oil storage, 141 miles of natural gas pipelines, 150,000 Mcf/d of natural gas gathering capacity and 80,000 Mcf/d of natural gas compression capability. Our crude oil and natural gas gathering and transportation system is purpose built with firm capacity on intermediary pipelines providing connections to long-haul pipelines that terminate on the Texas Gulf Coast. Our crude oil and natural gas gathered volumes averaged 84.7 MBoe/d for the quarter ended March 31, 2019. For the year ended December 31, 2018, our crude oil and natural gas gathered volumes averaged approximately 53.9 MBoe/d. Our Acreage Dedication along with our commercial agreements and operating footprint will allow us to capture the majority of the incremental production volumes associated with Diamondback’s horizontal drilling program.

Saltwater gathering and disposal assets

Crude oil and natural gas cannot be produced without significant produced water transport and disposal capacity given the high water volumes produced alongside the hydrocarbons. Produced water volumes are of particular importance in the Delaware Basin where the average well produces four to six barrels of water for every one barrel of crude oil while the average Midland Basin well produces one to two barrels of water for every one barrel of crude oil. At the well site, crude oil and produced water are separated to extract the crude oil for sale and the produced water for proper disposal and recycling. As of March 31, 2019, we own strategically located produced water gathering pipeline systems spanning a total of approximately 414 miles that connect approximately 2,500 crude oil and natural gas producing wells to our SWD well sites. As of March 31, 2019, we have a total of 123 SWD wells with an aggregate capacity of 2.720 MMBbl/d located across the Midland and Delaware Basins. Diamondback has instituted a program in its operations in the Delaware Basin and Spanish Trail acreage in the Midland Basin to use treated water for 10% to 30% of the water used during completion operations, which may be between 5,500 and 16,500 Bbl/d per completion crew operating in each field, as Diamondback traditionally uses 55,000 Bbl/d per completion crew. We expect to realize increased margins for SWD as a result of this recycling program.

Fresh water sourcing and distribution assets

Our fresh water sourcing and distribution system, with storage capacity of 50.7 MMBbl as of March 31, 2019, is critical to Diamondback’s completion operations, and distributes water from fresh water wells sourced from the Capitan Reef formation, Edwards-Trinity, Pecos Alluvium and Rustler aquifers in the Permian. Our fresh water system consists of a combination of permanent buried pipelines, portable surface pipelines and fresh water storage facilities, as well as pumping stations to transport the fresh water throughout the pipeline network.

To the extent necessary, we will move surface pipelines to service completion operations in concert with Diamondback’s drilling program. Having access to fresh water sources is an important element of the hydraulic fracturing process in the Delaware Basin because modern completion methods require significantly more fresh water relative to the Midland Basin. To hydraulically fracture a 10,000 foot well, Diamondback currently estimates that approximately 425,000 barrels of water are required in the Midland Basin and approximately 650,000 barrels of water are required in the Delaware Basin. Because hydraulic fracturing relies on substantial volumes of fresh water, we believe our fresh water distribution services will be in high demand as Diamondback proceeds with its full field development plan over the next several years.

The following table provides information regarding our gathering, compression and transportation system as of March 31, 2019 and utilization for the quarter ended March 31, 2019.

Pipeline Infrastructure Assets

(miles)	Delaware Basin	Midland Basin	Permian Total
Crude oil	90	43	133
Natural gas	141	—	141
SWD	221	193	414
Fresh water	26	67	93

Total	478	303	781

(capacity/capability)	Delaware Basin	Midland Basin	Permian Total	Utilization
Crude oil (Bbl/d)	176,000	56,000	232,000	32.1%
Natural gas compression (Mcf/d)	80,000	—	80,000	65.6%
Natural gas pipeline (Mcf/d)	150,000	—	150,000	28.4%
SWD (MMBbl/d)	1.327	1.393	2.720	26.1%
Fresh water (Bbl/d)	120,000	455,000	575,000	62.7%

Throughput Volumes

The following table provides information regarding our throughput volumes for the three months ended March 31, 2019.

(throughput)	Three Months Ended March 31, 2019
Crude oil gathering volumes (Bbl/d)	74,567
Natural gas gathering volumes (MMBtu/d)	60,534
Saltwater services volumes (Bbl/d).	711,198
Fresh water services volumes (Bbl/d)	352,603

Investments in long-haul crude oil pipelines

We own a 10% equity interest in the EPIC project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting approximately 600,000 Bbl/d, which, with the installation of additional pumps and storage, can be increased to approximately 900,000 Bbl/d, from the Permian and the Eagle Ford Shale to Corpus Christi, Texas. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

We also own a 10% equity interest in the Gray Oak project, a long-haul crude oil pipeline that, upon completion, will be capable of transporting 900,000 Bbl/d from the Permian and the Eagle Ford Shale to points along the Texas Gulf Coast, including a marine terminal connection in Corpus Christi, Texas. This pipeline will provide Diamondback a total takeaway capacity of up to 100,000 Bbl/d.

Once these projects are operational, our equity interests in the EPIC and Gray Oak projects are expected to provide us with a steady cash flow stream from oil-weighted long-haul crude oil transportation. We anticipate that each of the EPIC and Gray Oak pipelines will begin interim operations in the second half of 2019, and commence full commercial operations in the first quarter of 2020. These long-haul crude oil pipelines will terminate in the refinery-dense, export-focused Texas Gulf Coast market, allowing Diamondback access to premium Texas Gulf Coast pricing as opposed to discounted local pricing at Midland, Texas.

Our Competitive Strengths

We have a number of competitive strengths that we believe will help us to successfully execute our business strategies, including:

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Fundamental, strategic relationship with Diamondback. We are integral to Diamondback’s strategy of remaining a premier, low-cost Permian operator that can grow production at peer leading rates within cash flow. The fundamental role we play in Diamondback’s operational success allows us to capitalize on our sponsor’s expected Permian production growth and strong track record of accretive acquisitions. We plan to build our midstream infrastructure in concert with and in advance of Diamondback’s expected production growth ramp in order to allow Diamondback the operational flexibility to execute on its growth plan. We are the primary provider of midstream services to Diamondback with an Acreage Dedication that spans a total of approximately 426,000 gross acres across all of our service lines and over the core of the Midland and Delaware Basins. We believe that Diamondback will continue its strong growth trajectory as a result of its management expertise, premier asset base with a deep inventory of economic potential horizontal drilling locations, well capitalized balance sheet and operational execution track record. As such, we expect Diamondback’s production growth will drive our free cash flow growth profile. Our capital expenditure programs will be tied directly to Diamondback’s activity. Our visibility into Diamondback’s drilling and production plans will allow us to utilize a synchronized midstream development plan that optimizes capital spending and free cash flow generation. We also believe our currently underutilized, high-capacity midstream systems, which originate at the wellhead and will access the Texas Gulf Coast export and refinery market through the EPIC and Gray Oak projects, in which we have a 10% equity interest, will facilitate the execution of Diamondback’s high-growth development program.

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Experienced management team with an extensive track record of value creation. The management team of our general partner consists of executives from Diamondback and the general partner of Viper, and we believe their significant experience, successful track record of shareholder-friendly value creation and discipline in deploying capital at Diamondback and Viper distinguish us from our peers. Over the past four years, Diamondback and Viper have generated returns on capital employed that demonstrate an efficient use of capital. Since their initial public offerings in 2012 and 2014, Diamondback and Viper have outpaced guidance and peer performance on a per share basis, growing production by 8,814% and 689%, respectively, through March 31, 2019, and reserves by 2.367% and 515%, respectively, through December 31, 2018. Additionally, our general partner’s management team has a demonstrated history of returning capital to investors. Viper has grown its distribution rate per common unit by approximately 52% since its initial public offering and, in February 2018, Diamondback became the first E&P company traded on the New York Stock Exchange or Nasdaq to announce the initiation of a quarterly dividend since 2007. We believe that the growth-oriented approach, expertise and success in the Permian of our general partner’s management team will help us deliver attractive unitholder returns.

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Asset base located in the core of the Permian with highly visible underlying production growth. At the closing of this offering, we expect to be the only publicly traded pure-play Permian midstream company focused on the Midland and Delaware Basins. As of March 31, 2019, we have a total of 781 miles of pipelines across the Midland and Delaware Basins with a total of approximately 232,000 Bbl/d of crude oil gathering capacity, 80,000 Mcf/d of natural gas compression capability, 150,000 Mcf/d of natural gas gathering capacity, 2.720 MMBbl/d of SWD capacity and 575,000 Bbl/d of fresh water gathering capacity, all located in what we believe is the core of the Midland and Delaware Basins of the Permian and overlaying Diamondback’s seven core development areas. These areas are characterized by high return single well economics that are among the best in the Lower 48 and a deep inventory of economic horizontal drilling locations. From its first full year as a public company through year end 2018, Diamondback has grown its production and reserves by CAGRs of 88% and 71%, respectively. Our strategically located assets provide critical midstream infrastructure for Diamondback’s multi-year organic development plan, and we expect to benefit directly from Diamondback’s proven ability to execute on its operational plan and grow production. Diamondback has one of the largest Permian acreage positions among independent E&P operators, with 479,000 net acres (200,000 net acres in the Midland Basin, 163,000 net acres in the Delaware Basin and 116,000 net acres in other areas of the Permian) as of March 31, 2019. Diamondback also has exposure to approximately 10,000 gross identified potential horizontal drilling locations as of December 31, 2018 that are economic at an oil price of $60 per barrel. In addition, mineral assets owned by Diamondback and by Viper, which is controlled by Diamondback, overlay part of our acreage, providing additional uplift to Diamondback’s single well economics. Diamondback has publicly stated that it plans to grow 2019 year-over-year production by 26%. Since the beginning of 2015, Diamondback’s cumulative cash flow has more than offset drilling, completion, equipment, infrastructure and dividend spending and it has demonstrated the ability to produce strong growth while efficiently deploying capital. We expect to benefit disproportionately as Diamondback accelerates its development of the Delaware Basin. The core location of our assets and the close proximity to other leading E&P operators provide additional opportunities to execute third party contracts for midstream services.

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Structural and strategic alignment with unitholders. We are focused on creating differentiated unitholder value and providing strong return on and return of capital to unitholders, which are core founding principles and have been demonstrated by both Diamondback and Viper since their respective initial public offerings. Diamondback and Viper have each shown a commitment to a return of capital through their distributions at Viper and, beginning in 2018, quarterly dividends at Diamondback. Through its ownership of Class B Units in us and its ownership of Rattler LLC Units, Diamondback will be our largest unitholder and at the closing of this offering, will have an approximate 78% ownership interest in us and Rattler LLC (or an approximate 75% ownership interest in us and Rattler LLC if the underwriters exercise in full their option to purchase additional common units), and will own 100% of our general partner. As a result, Diamondback will directly benefit if and to the extent that we grow free cash flow and distributions. Unlike some traditional midstream incentive structures, we do not have incentive distribution rights or subordinated units, which we believe will better align the interests of our unitholders with those of our sponsor. Additionally, we are structured as a partnership that will elect to be treated as a corporation for tax purposes, which we expect will increase stability and create a more liquid trading market for our common units, given our access to a potentially broader unitholder base. We believe that our relationship with Diamondback and resulting alignment of strategic and operational interests is a differentiator in the public midstream sector and provides the optimal platform to pursue a balanced plan for future growth that benefits all unitholders equally.

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High-margin business that generates significant, predictable free cash flow. Our revenue is generated as a result of our commercial agreements, which are fee-based and, as of March 31, 2019, include dedications of acreage in the Delaware Basin (a total of approximately 204,000 gross acres) and the Midland Basin (a total of approximately 222,000 gross acres). The fees charged under our commercial agreements are based upon the prevailing market rates at the time of execution with annual escalators (subject to potential adjustment by regulators). We believe our commercial agreements with Diamondback, which have initial terms ending in 2034, provide exposure to Diamondback’s leading growth profile with no direct commodity price exposure, thus enhancing the predictability of free cash flow and our performance. The current throughput of our assets relative to Diamondback’s total capacity positions us well to increase transported volumes as Diamondback increases production pursuant to its development program. As of December 31, 2018, only 345 of Diamondback’s approximately 5,407 gross wells in its Delaware Basin drilling inventory had been developed, providing decades of drilling inventory at current commodity prices that will drive volume growth on our systems. We believe that the operational leverage from increased utilization, along with minimal incremental capital expenditures to meet Diamondback’s anticipated volumes, will result in significant long-term free cash flow generation that supports a self-funding model which includes the return of capital to unitholders through a distribution.

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Financial flexibility and conservative capital structure. We have a conservative capital structure that we believe will provide us with the financial flexibility to execute our business strategies. Immediately upon completion of this offering, we expect to have no outstanding indebtedness and $614 million of liquidity, including $600 million of available borrowings under Rattler LLC’s undrawn revolving credit facility. We believe that our significant liquidity and strong capital structure will allow us to execute our strategy of self-funding capital expenditures and distributions to our unitholders while limiting our reliance on the capital markets.

Our Business Strategies

Our primary objective is to increase unitholder value by executing the following business strategies:

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Grow by leveraging our strategic relationship with Diamondback and through accretive acquisitions. Diamondback, with its strong credit profile and well-capitalized balance sheet, including $702 million of liquidity as of March 31, 2019, is well positioned to pursue its growth-oriented upstream development strategy. Our provision of midstream services to Diamondback is an integral component of that strategy and critical to Diamondback’s success. Since its initial public offering in 2012, Diamondback has made nine significant acquisitions for a total of nearly $16 billion and expanded its acreage position in the Permian from approximately 51,000 net acres to approximately 479,000 net acres as of March 31, 2019, an increase of over 9,292%. Diamondback intends to utilize cash from distributions that it receives from Rattler LLC in part to fund its drilling and completion activities and drive additional production growth, which we believe will further support our growth strategy. We expect to grow organically with Diamondback as it increases production on the Dedicated Acreage, participate with Diamondback in acquisitions that contain midstream infrastructure and source additional acreage dedications from Diamondback and third-party producers and/or acquire complementary midstream assets on our own when these opportunities align with our strategic plan and are accretive to unitholders.

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Serve as the primary provider of midstream services for Diamondback. We own and operate midstream infrastructure assets that handle the majority of Diamondback’s midstream gathering and water-related needs in the Midland and Delaware Basins. Our midstream assets were built or acquired to support Diamondback’s multi-year growth with minimal incremental capital expenditures. For the quarter ended March 31, 2019, the average utilization of our crude oil and natural gas gathering systems was 30.7%. Diamondback has dedicated a total of approximately 426,000 gross acres across all service lines through the Acreage Dedication. Pursuant to this dedication, we will continue to provide (i) fresh water sourcing, transportation and delivery, (ii) saltwater gathering, transportation and disposal, (iii) crude oil gathering, transportation and delivery and (iv) natural gas gathering, compression, transportation and delivery services for Diamondback until 2034, when each agreement will automatically renew on a year-to-year basis unless terminated by either us or Diamondback no later than 60 days prior to the end of the initial term or any subsequent one-year term thereafter. We expect that Diamondback’s production, and therefore its need for midstream services, will grow on the Dedicated Acreage from the continual development of its core areas and we intend to utilize this relationship with Diamondback to drive free cash flow growth and the payment of distributions to our unitholders.

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Focus on free cash flow generation to fund our capital plan, support our distribution policy and maximize unitholder returns. Our growth will be underpinned by high-margin, stable cash flow as a result of our long-term, fixed-fee contracts with Diamondback. In addition, other than our equity investments for the development of the EPIC and Gray Oak projects, we expect to have low future capital expenditure requirements, which will allow us to self-fund our capital program and make distribution payments to our unitholders. A core component of our strategy is to maximize free cash flow while maintaining a debt to equity ratio below 2.0.

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Emphasize providing midstream services under long-term, fixed-fee contracts to avoid direct commodity price exposure, mitigate volatility and enhance stability of our cash flow. Our commercial agreements with Diamondback are structured as 15-year, fixed-fee contracts, which mitigates our direct exposure to commodity prices and enhances stability and predictability of our cash flow. We intend to pursue future opportunities that primarily utilize fixed-fee structures to insulate our cash flow from direct commodity price exposure.

Diamondback Energy, Inc.

Diamondback is an independent crude oil and natural gas company focused on the acquisition, development, exploration and exploitation of unconventional, onshore crude oil and natural gas reserves in the Permian in west Texas. This basin, which is one of the most prolific oil producing areas in the world, is characterized by an extensive production history, a favorable operating environment, long reserve life, multiple producing horizons, enhanced recovery potential and a large number of operators. Diamondback is listed on Nasdaq under the symbol “FANG” and had a market capitalization of approximately $17 billion as of March 31, 2019.

Diamondback began operations in December 2007 with its acquisition of 4,174 net acres in the Permian. Since its formation, Diamondback has made several accretive acquisitions, including the Ajax acquisition and the Energen acquisition in 2018. As of March 31, 2019, Diamondback’s total position in the Permian was approximately 479,000 net acres (200,000 net acres in the Midland Basin, 163,000 net acres in the Delaware Basin and 116,000 net acres in other areas of the Permian). In addition, Viper owns mineral interests underlying approximately 15,469 net royalty acres, primarily in the Midland and Delaware Basins, of which approximately 37% are operated by Diamondback. Diamondback owns Viper Energy Partners GP LLC, the general partner of Viper, and approximately 54% of the limited partner interests in Viper. Our structure as a partnership that will elect to be treated as a corporation for tax purposes will be similar to that of Viper. From their first full years as public companies in 2012 and 2014, respectively, through year end 2018, Diamondback’s and Viper’s production increased by a CAGR of 88% and 54%, respectively, and proved reserves increased by a CAGR of 71% and 36%, respectively. Despite low commodity prices over the last two years (average crude oil price of approximately $51 per barrel in 2017 and approximately $65 per barrel in 2018), Diamondback grew its year-over-year production by 84% in 2017 and 65% in 2018 due to its peer leading operating metrics as evidenced by its cash operating costs of $8.33 per Boe over the same two-year period.

Diamondback Acquisition Track Record (2012 - Q1 2019)

The graph below shows Diamondback’s net Midland and Delaware Basin production and drilling activity from the quarter ended March 31, 2015 through the quarter ended December 31, 2018, and demonstrates the impact that its horizontal drilling program has had on its Midland and Delaware Basin production. A number of factors impact Diamondback’s production and drilling activity, including the number of drilling rigs that Diamondback operates on its acreage. See “Risk Factors—Risks Related to Our Business.”

Diamondback and Viper Net Production and Cumulative Wells Drilled(1)

(1)	Viper not included in cumulative wells drilled. Viper and Diamondback production includes non-operated production.

As of December 31, 2018, Diamondback had identified approximately 10,000 gross economic potential horizontal drilling locations at $60 per barrel of oil, and the table below shows that the significant majority of those locations may remain economic at materially lower oil prices. Moreover, we believe that Diamondback’s location estimate is conservative relative to peer Permian operator spacing assumptions and there is still significant resource upside from additional zone delineation, downspacing and optimization of EUR through advanced drilling and completion techniques. Approximately 58% of Diamondback’s gross identified economic potential horizontal drilling locations at December 31, 2018 had lateral lengths of at least 7,500 feet, with approximately 3,550 drilling locations in the Midland Basin and 2,768 drilling locations in the Delaware Basin.

Diamondback’s Horizontal Drilling Locations at Various Crude Oil Prices as of December 31, 2018

	Assumed crude oil price ($ / Bbl)(1)
Gross well count	$40.00	$50.00	$55.00	$60.00

Midland	2,639	4,530	5,231	5,479
Delaware	2,334	4,173	4,615	4,758

Total	4,973	8,703	9,846	10,237

Implied rig years(2)	17	29	33	34

(1)	Locations assumed to be economic at $3 per Mcf of natural gas and a 10% internal rate of return.
(2)	Assuming Diamondback completes 300 gross wells per year while running approximately 21 rigs in 2019.

As of December 31, 2018, Diamondback’s estimated proved crude oil and natural gas reserves were 992 MMBoe (approximately 65% proved developed producing). As of December 31, 2018, Diamondback’s estimated proved reserves were approximately 63% oil, 18% natural gas and 19% natural gas liquids, all in the Permian.

Diamondback produced, on average on a consolidated basis, 262.6 MBoe/d in the Permian during the three months ended March 31, 2019, with 68% of such volumes being crude oil. Our midstream operations in the Delaware Basin were established to service Diamondback’s growing production associated with its horizontal drilling program. Since our predecessor’s operations began in 2016, Diamondback’s overall horizontal production in the Delaware Basin has grown from an average of 0.307 net MBoe/d for the year ended December 31, 2016 to 89.4 net MBoe/d for the three months ended March 31, 2019, an increase of 28,973%.

The table below shows Diamondback’s Permian drilling activities for the periods presented.

	Year Ended December 31,			Three Months Ended March 31, 2019
	2016	2017	2018
Midland Basin
Number of wells completed	62	104	117	54
Approximate average lateral feet per horizontal well	8,378	9,328	9,394	9,964
Operated production (MBoe/d)	33.6	53.2	77.3	136.6
Delaware Basin
Number of wells completed	—	19	59	28
Approximate average lateral feet per horizontal well	—	7,306	9,187	8,986
Operated production (MBoe/d)	0.3	11.8	31.1	89.4
Total Permian (Midland and Delaware Basins)
Number of wells completed	62	123	176	82
Approximate average lateral feet per horizontal well	8,378	9,016	9,325	9,630
Operated production (MBoe/d)	33.9	64.9	108.4	225.9
Viper production (MBoe/d)	6.4	11.0	17.3	19.0
Nonoperated / other production (MBoe/d)	2.7	3.3	4.8	17.7
Consolidated production (MBoe/d)	43.0	79.2	130.4	262.6

Management believes that Diamondback is an operational and cost leader in the Permian with a track record of achieving robust production growth within cash flow and, beginning in 2018, was at the forefront of returning cash to shareholders through dividends. As of March 31, 2019, Diamondback was targeting over 26% annual production growth in 2019 within cash flow and believed its asset base could support growth within cash flow for multiple years at current commodity prices.

In connection with the completion of this offering, we will (i), in exchange for a $1.0 million cash contribution from Diamondback, issue 113,181,819 Class B Units and the right to receive additional Class B Units to the extent the underwriters do not exercise their option to purchase additional common units to Diamondback, representing an aggregate 78% voting limited partner interest in us (or an aggregate 75% voting limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), (ii) issue a general partner interest in us to our general partner, in exchange for a $1.0 million cash contribution from our general partner, and (iii) cause Rattler LLC to use all of the net proceeds from this offering to make a distribution of approximately $546 million to Diamondback. Diamondback, as the holder of the Class B Units, and the general partner, as the holder of the general partner interest, are entitled to receive cash preferred distributions equal to 8% per annum on the outstanding amount of their respective $1.0 million capital contributions, payable quarterly. Please read “—The Offering,” “Use of Proceeds,” “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions—Distributions and Payments to Our General Partner and Its Affiliates,” “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our Acreage Dedication

As of March 31, 2019, Diamondback held approximately 479,000 net acres in the Permian.

Diamondback has exclusively dedicated to us the right to provide certain crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) associated with its production on a total of approximately 204,000 gross acres in the Delaware Basin and 222,000 gross acres in the Midland Basin for initial terms ending in 2034. The Acreage Dedication gives us access to highly contiguous, hydrocarbon-rich acreage blocks to provide the efficient and cost-effective midstream solutions that Diamondback needs to successfully carry out its development plans. Substantially all of the Dedicated Acreage is held by Diamondback’s production. Our commercial agreements with Diamondback provide that, in addition to the Dedicated Acreage, any future acreage that is acquired by Diamondback in these areas, and that is not subject to a pre-existing third-party commitment, will be included in the Acreage Dedication to us for midstream services. The Dedicated Acreage could be reduced, however, under certain circumstances. See “—Releases from Dedication.” To the extent that Diamondback is operator on the Dedicated Acreage, production owned or controlled by Diamondback will be dedicated to us for all crude oil and natural gas-related midstream services.

If any third party dedication for midstream services of the type we provide Diamondback under the commercial agreements on our Acreage Dedication lapses, Diamondback will be required to dedicate that acreage to us for such services. In addition, any future acreage that is acquired by Diamondback in the above listed areas, and that is not subject to a pre-existing third party commitment, will be included in our Acreage Dedication.

Releases from Acreage Dedication

If we fail to timely obtain necessary rights of way or to timely complete the construction of the facilities necessary to provide the requested midstream services that we are required by the commercial agreements to provide to Diamondback, the affected acreage will be temporarily or permanently released from the Acreage Dedication and Diamondback will be free to engage a third party to provide the midstream services that we failed to provide in a timely fashion. Any temporary or permanent release of Diamondback’s acreage from our Acreage Dedication could materially adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions. Additionally, our commercial agreements with third parties may provide for additional situations in which acreage dedicated to us could be released. For more information see “—Our Commercial Agreements with Diamondback.”

Our Commercial Agreements with Diamondback

Our assets are physically connected to, and integral to the operation of, Diamondback’s crude oil and natural gas production and fresh and produced water requirements in the Permian. We have entered into multiple long-term, fee-based commercial agreements, with annual rate redeterminations, to provide Diamondback with crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal). Our commercial agreements with Diamondback are the source of substantially all of the revenues we generate from our midstream operations.

Each of our commercial agreements with Diamondback covering its Delaware Basin and Midland Basin acreage is dated effective January 1, 2018 and has an initial term that expires December 31, 2034. Upon the expiration of the initial term, each agreement will automatically renew on a year-to-year basis unless terminated by either us or Diamondback no later than 60 days prior to the end of the initial term or any subsequent one-year term thereafter. Our commercial agreements are subject to existing dedications and provide generally that our dedications will run with the land and be binding on any transferee.

Development Plans

Under each of our commercial agreements, Diamondback is obligated to provide us with a detailed development plan with respect to the expected production activities on the Dedicated Acreage. The development plans are intended to help us coordinate with Diamondback to maximize efficient development and utilization of our facilities that will service the acreage covered by these agreements. To that end, updated development reports are to be delivered yearly. In addition, each report must also include Diamondback’s general long-term drilling and production expectations on the Dedicated Acreage for such contract year following the date of the report. Based on the development reports delivered to us, we must provide Diamondback with a midstream system plan, which will describe how we plan to develop the system to meet the anticipated production of Diamondback.

How We Generate Revenue

As described below, we receive fees under our commercial agreements based on the type and scope of the midstream services we provide and based on the midstream system we use to provide our services.

•

Crude Oil Gathering Agreement. Under the crude oil gathering agreement, we receive a volumetric fee per Bbl for gathering, transporting and delivering crude oil produced by Diamondback within the Dedicated Acreage.

•

Gas Gathering and Compression Agreement. Under the gas gathering and compression agreement, we receive a volumetric fee per MMBtu for gathering, compressing, transporting and delivering all natural gas produced by Diamondback within the Dedicated Acreage.

•

Produced and Flowback Water Gathering and Disposal Agreement. Under the produced and flowback water gathering and disposal agreement, we receive a volumetric fee per Bbl for gathering transporting and disposing of all salt water produced within the Dedicated Acreage from operating crude oil and natural gas wells within the Dedicated Acreage.

•

Freshwater Purchase and Services Agreement. Under the freshwater purchase and services agreement, we receive a volumetric fee per Bbl for sourcing, transporting and delivering all raw fresh water and recycled fresh water required by Diamondback to carry out its oil and natural gas activities within the Dedicated Acreage.

Under each of our commercial agreements (other than the crude oil gathering agreement, the rates for which will be subject to FERC regulation), the fees we charge Diamondback are automatically adjusted each calendar year by the amount of percentage change, if any, of the immediately preceding calendar year in the consumer price index. No adjustment will be made if the percentage change would result in a fee below the initial fee set forth in the applicable commercial agreement and any adjustment to the volumetric fees shall not exceed three percent of the then-current fee. The total adjustment of the fees shall never result in a volumetric fee of more than thirty percent of the initial fees set forth in the applicable commercial agreement.

Developments, Construction and Maintenance Plans

Under our commercial agreements, we are required to own, build, maintain and operate the midstream systems necessary to provide our midstream services, including the design and construction of all midstream systems to timely support the upstream development of the Dedicated Acreage we service. These systems are required to be operated efficiently and brought on line in time to meet Diamondback’s anticipated well completion schedule.

Under each of our commercial agreements, Diamondback is obligated to provide us annually with a detailed development plan with respect to its expected production activities as well as the midstream assets it will require to support its efficient execution of its drilling and development plans on the Dedicated Acreage. Similarly, we are required to provide Diamondback with our most recent midstream system plans, which will describe how we plan to develop the system to meet the anticipated production of Diamondback, and periodic updates on any maintenance or construction work. This interaction is intended to help us coordinate with Diamondback to maximize efficient development and utilization of our facilities that will service the acreage covered by these commercial agreements. In addition, these communication channels will allow us to minimize service delays or disruptions, and prepare tailored solutions based on Diamondback’s operational needs.

Interruption and Temporary and Permanent Release

Our commercial agreements provide for a temporary release due to our failure or inability to accept all dedicated volumes tendered to us, or our failure to provide contracted services for volumes in excess of what we are willing and able to accept or deliver, as applicable, and for all associated dedicated acreage. In the event of a temporary release, Diamondback can enter into commitments with third parties related to the affected volumes for a period lasting no longer than 30 days. If we fail or are unable to accept all dedicated volumes tendered to us, or fail to provide contracted services for 90 consecutive days, Diamondback has the right to request permanent release from our Acreage Dedication of the volumes in excess of what we are willing and able to accept or deliver, as applicable, and for all affected dedicated acreage. Any temporary or permanent release of volumes or acreage from our Acreage Dedication could materially adversely affect our business, financial condition, results of operations, cash flow and ability to make cash distributions.

Acreage Dedication

Each of our commercial agreements contains substantial acreage dedications for the services covered by the agreements. See “—Our Acreage Dedication.”

Title to Our Properties

Our Midstream Assets

Many of our real estate interests in land were acquired pursuant to easements, rights-of-way, permits, surface use agreements, joint use agreements, licenses and other grants or agreements from landowners, lessors, easement holders, governmental authorities or other parties controlling the surface or subsurface estates of such land, or, collectively, the Real Estate Agreements, that were issued to or entered into by Diamondback, one of its affiliates or one of their predecessors-in-interest and transferred to us. The Real Estate Agreements and related interests that we have taken by assignment were acquired without any material challenge known to us relating to the title to the land upon which the assets are located, and we believe that we have satisfactory rights and interests to conduct our operations on such lands. We have no knowledge of any challenge to the underlying title of any material real estate interests held by us or to our title to any material real property agreements, and we believe that we have satisfactory title to all of our material real estate interests.

We hold various rights and interests to receive, deliver and handle water in connection with Diamondback’s production operations, or, collectively, Water Interests, that also were obtained by Diamondback or its predecessor-in-interest and transferred to us. Pursuant to these Water Interests, Diamondback retains title to the water. In the future, we will also acquire additional Water Interests in our own name or by transfer from Diamondback as necessary to conduct such operations. We are not aware of any challenges to any Water Interests or to the use of any water or water rights related to Water Interests.

Fasken Center

We own the Fasken Center which has over 421,000 net rentable square feet within its two office towers and associated assets in Midland, Texas. We, Diamondback and Viper are headquartered at the Fasken Center. Diamondback and unrelated third parties lease office space within the Fasken Center from us under long-term lease agreements and, as of March 31, 2019, estimated occupancy was over 99% with a total of 33 tenants.

Competition

As we seek to expand our crude oil, natural gas and water-related midstream services, we will face a high level of competition, including major integrated crude oil and natural gas companies, interstate and intrastate pipelines and companies that gather, compress, treat, process, transport, store or market natural gas. As we seek to expand to provide midstream services to third party producers, we will also face a high level of competition. Competition is often the greatest in geographic areas experiencing robust drilling by producers and during periods of high commodity prices for crude oil, natural gas or NGLs.

Within the Dedicated Acreage, we do not compete with other midstream companies to provide Diamondback with midstream services as a result of our relationship with Diamondback and long-term dedications to our midstream assets. However, Diamondback may continue to use third party service providers for certain midstream services within the Dedicated Acreage until the expiration or termination of certain pre-existing dedications.

Regulation of Operations

The midstream services we provide are subject to regulations that may affect certain aspects of our business and the market for our services.

Safety and Maintenance Regulation

We are subject to regulation by DOT under HLPSA, and comparable state statutes with respect to design, installation, testing, construction, operation, replacement and management of pipeline facilities. HLPSA covers petroleum and petroleum products, including NGLs and condensate, and requires any entity that owns or operates pipeline facilities to comply with such regulations, to permit access to and copying of records and to file certain reports and provide information as required by the United States Secretary of Transportation. These regulations include potential fines and penalties for violations. We believe that we are in compliance in all material respects with these HLPSA regulations.

We are also subject to the NGPSA, and the Pipeline Safety Improvement Act of 2002. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of natural gas pipeline facilities while the Pipeline Safety Improvement Act establishes mandatory inspections for all United States crude oil and natural gas transportation pipelines and some gathering pipelines in high-consequence areas within ten years. DOT, through the PHMSA, has developed regulations implementing the Pipeline Safety Improvement Act that requires pipeline operators to implement integrity management programs, including more frequent inspections and other safety protections in areas where the consequences of potential pipeline accidents pose the greatest risk to people and their property.

The Pipeline Safety and Job Creation Act, enacted in 2011, and the PIPES Act, enacted in 2016, amended the HLPSA and NGPSA and increased safety regulation. The Pipeline Safety and Job Creation Act doubles the maximum administrative fines for safety violations from $100,000 to $200,000 for a single violation and from $1.0 million to $2.0 million for a related series of violations (now increased for inflation to $213,268 and $2,132,679, respectively), and provides that these maximum penalty caps do not apply to civil enforcement actions, establishes additional safety requirements for newly constructed pipelines, and requires studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines, including the expansion of integrity management, use of automatic and remote-controlled shut-off valves, leak detection systems, sufficiency of existing regulation of gathering pipelines, use of excess flow valves, verification of maximum allowable operating pressure, incident notification, and other pipeline-safety related requirements. The PIPES Act ensures that the PHMSA completes the Pipeline Safety and Job Creation Act requirements; reforms PHMSA to be a more dynamic, data-driven regulator; and closes gaps in federal standards.

PHMSA has undertaken rulemakings to address many areas of this legislation. For example, in 2016, PHMSA announced a proposal to expand integrity management requirements and impose new pressure testing requirements on regulated pipelines. The proposal would also significantly expand the regulation of gathering lines, subjecting previously unregulated pipelines to requirements regarding damage prevention, corrosion control, public education programs, maximum allowable operating pressure limits, and other requirements. PHMSA has not yet finalized such regulations, however, and the scope and timing of such final regulations are uncertain at this time. More recently, in January 2017, PHMSA finalized regulations for hazardous liquid pipelines that significantly extend and expand the reach of certain PHMSA integrity management requirements (i.e., periodic assessments, leak detection and repairs), regardless of the pipeline’s proximity to a high consequence area. The final rule would also impose new reporting requirements for certain unregulated pipelines, including all hazardous liquid gathering lines. However, PHMSA has delayed publication of the January 2017 rule in the federal register and, as a result, the rule has not yet become effective and may be modified. The safety enhancement requirements and other provisions of the Pipeline Safety and Job Creation Act and the PIPES Act, as well as any implementation of PHMSA rules thereunder and/or related rule making proceedings, could require us to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in our incurring increased operating costs that could have a material adverse effect on our results of operations or financial position. In addition, any material penalties or fines issued to us under these or other statutes, rules, regulations or orders could have an adverse impact on our business, financial condition, results of operation and cash flow.

States are largely preempted by federal law from regulating pipeline safety but may assume responsibility for enforcing intrastate pipeline regulations at least as stringent as the federal standards, and many states have undertaken responsibility to enforce the federal standards. The Railroad Commission of Texas is the agency vested with intrastate natural gas pipeline regulatory and enforcement authority in Texas. The Commission’s regulations adopt by reference the minimum federal safety standards for the transportation of natural gas. We do not anticipate any significant problems in complying with applicable federal and state laws and regulations in Texas. Our gathering pipelines have ongoing inspection and compliance programs designed to keep the facilities in compliance with pipeline safety and pollution control requirements.

In addition, we are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes, whose purpose is to protect the health and safety of workers, both generally and within the pipeline industry. Moreover, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and citizens. We and the entities in which we own an interest are also subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process which involves a chemical at or above specified thresholds, or any process which involves flammable liquid or gas, pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. Flammable liquids stored in atmospheric tanks below their normal boiling point without the benefit of chilling or refrigeration are exempt from these standards. Also, the Department of Homeland Security and other agencies such as the EPA continue to develop regulations concerning the security of industrial facilities, including crude oil and natural gas facilities. We are subject to a number of requirements and must prepare Federal Response Plans to comply. We must also prepare Risk Management Plans under the regulations promulgated by the EPA to implement the requirements under the CAA to prevent the accidental release of extremely hazardous substances. We have an internal program of inspection designed to monitor and enforce compliance with safeguard and security requirements. We believe that we are in compliance in all material respects with all applicable laws and regulations relating to safety and security.

FERC and State Regulation of Natural Gas and Crude Oil Pipelines

The FERC’s regulation of crude oil and natural gas pipeline transportation services and natural gas sales in interstate commerce affects certain aspects of our business and the market for our products and services.

Natural Gas Gathering Pipeline Regulation

Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of FERC under the NGA. We believe that our natural gas gathering facilities meet the traditional tests FERC has used to establish a pipeline’s status as a gathering pipeline and therefore our natural gas gathering facilities should not be subject to FERC jurisdiction. However, the distinction between FERC-regulated interstate transportation services and federally unregulated gathering services has been the subject of frequent litigation and varying interpretations, and FERC determines whether facilities are gathering facilities on a case by case basis, so the classification and regulation of our gathering facilities may be subject to change based on future determinations by FERC, the courts, or Congress. If FERC were to determine that all or some of our gathering facilities or the services provided by us are not exempt from FERC regulation, the rates for, and terms and conditions of, services provided by such facilities would be subject to regulation by FERC, which could in turn decrease revenue, increase operating costs, and, depending upon the facility in question, adversely affect our results of operations and cash flow.

The Energy Policy Act of 2005, or EPAct 2005, amended the NGA to add an anti-market manipulation provision. Pursuant to FERC’s rules promulgated under EPAct 2005, it is unlawful for any entity, directly or indirectly, in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to FERC jurisdiction: (1) to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit a material fact; or (3) to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 provided FERC with substantial enforcement authority, including the power to assess civil penalties of up to $1.0 million per day per violation, now increased for inflation to more than $1.2 million per day per violation, to order disgorgement of profits and to recommend criminal penalties. Failure to comply with the NGA, EPAct 2005 and the other federal laws and regulations governing our business can result in the imposition of administrative, civil and criminal remedies.

Texas regulation of gathering facilities includes various safety, environmental and ratable take requirements. Our gathering operations are subject to regulation by the Railroad Commission of Texas. Texas’s Natural Resources Code, or TNRC, provides that each person purchasing or taking for transportation crude oil or natural gas from any owner or producer shall purchase or take ratably, without discrimination in favor of any owner or producer over any other owner or producer in the same common source of supply offering to sell his crude oil or natural gas produced therefrom to such person. This statute has the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to transport natural gas.

The Railroad Commission of Texas’s regulations require operators of natural gas gathering lines to file several forms and provide financial assurance, and they also impose certain requirements on gathering system waste. Moreover, the Railroad Commission of Texas retains authority to regulate the installation, reclamation, operations, maintenance, and repair of gathering systems should the Railroad Commission of Texas choose to do so. Should the Railroad Commission of Texas exercise this authority, the consequences for us will depend upon the extent to which the authority is exercised. We cannot predict what effect, if any, the exercise of such authority might have on our operations.

Our natural gas gathering facilities are not subject to rate regulation or open access requirements by the Railroad Commission of Texas. However, the Railroad Commission of Texas requires us to register as pipeline operators, pay assessment and registration fees, undergo inspections and report annually on the miles of pipeline we operate.

Many of the producing states, including Texas, have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. Further, additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but we could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

Crude Oil Pipeline Regulation

Pipelines that transport crude oil in interstate commerce are subject to regulation by FERC pursuant to the Interstate Commerce Act, or ICA, the Energy Policy Act of 1992, and related rules and orders. The ICA requires, among other things, that tariff rates for common carrier crude oil pipelines be “just and reasonable” and not unduly discriminatory or preferential, and that such rates and terms and conditions of service be filed with FERC. The ICA permits interested persons to challenge proposed new or changed rates. FERC is authorized to suspend the effectiveness of such rates for up to seven months, though rates are typically suspended only for a nominal period and allowed to become effective, subject to refund and investigation. If, after investigation, FERC finds that the new or changed rate is unlawful, it may require the carrier to pay refunds for the period that the unlawful rate was in effect. FERC also may investigate, upon complaint or on its own motion, rates that are already in effect and may order a carrier to change its rates prospectively at the conclusion of the investigation. Upon an appropriate showing, a shipper may obtain reparations for damages sustained for a period of up to 2 years prior to the filing of a complaint. The rates charged for crude oil pipeline services are generally based on a FERC-approved indexing methodology, which allows a pipeline to charge rates up to a prescribed ceiling that changes annually based on the year-to-year change in the Producer Price Index for Finished Goods (PPI-FG). A rate increase within the indexed rate ceiling is presumed to be just and reasonable unless a protesting party can demonstrate that the rate increase is substantially in excess of the pipeline’s actual operating and maintenance costs, depreciation and a reasonable return on investment. The FERC reviews the index level every five years. The current index level is the PPI-FG, plus 1.23 percent, which is in effect until July 1, 2021. As an alternative to this indexing methodology, pipelines may also choose to support changes in their rates based on a cost-of-service methodology, by obtaining advance approval to charge “market-based rates,” or by charging “settlement rates” agreed to by all affected shippers.

Rattler LLC has a FERC tariff on file to gather crude oil in interstate commerce.

Other Crude Oil and Natural Gas Regulation

The State of Texas is engaged in a number of initiatives that may impact our operations directly or indirectly. To the extent that the State of Texas adopts new regulations that impact Diamondback, as our primary current customer, the impact of these regulations on Diamondback production activity may result in decreased demand from Diamondback for the services we provide.

We continue to monitor proposed and new regulations and legislation in all our operating jurisdictions to assess the potential impact on our company. Concurrently, we are engaged in extensive public education and outreach efforts with the goal of engaging and educating the general public and communities about the economic and environmental benefits of safe and responsible crude oil and natural gas development.

Environmental Matters

Our gathering pipelines, crude oil treating facilities and produced water facilities are subject to certain federal, state and local laws and regulations governing the emission or discharge of materials into the environment or otherwise relating to the protection of the environment.

As an owner or operator of these facilities, we comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

•	requiring the acquisition of permits to conduct regulated activities;

•	restricting the way we can handle or dispose of our materials or wastes;

•

limiting or prohibiting construction, expansion, modification and operational activities based on National Ambient Air Quality Standards, or NAAQS, and in sensitive areas, such as wetlands, coastal regions or areas inhabited by endangered species;

•	requiring remedial action to mitigate pollution conditions caused by our operations or attributable to former operations;

•	enjoining, or compelling changes to, the operations of facilities deemed not to be in compliance with permits issued pursuant to such environmental laws and regulations;

•	requiring noise, lighting, visual impact, odor or dust mitigation, setbacks, landscaping, fencing and other measures; and

•	limiting or restricting water use.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining current and future operations. Certain environmental statutes impose strict liability (i.e., no showing of “fault” is required) that may be joint and several for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for property damage or possibly personal injury allegedly caused by the release of substances or other waste products into the environment.

The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. Thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. When possible, we attempt to anticipate future regulatory requirements that might be imposed and plan accordingly to manage the costs of such compliance.

Our producers are subject to various environmental laws and regulations, including the ones described below, and could similarly face suspension of activities or substantial fines and penalties or other costs resulting from noncompliance with such laws and regulations. Any costs incurred to comply with or fines and penalties imposed related to alleged violations of environmental law that have the potential to impact or curtail production from the producers utilizing our midstream assets could subsequently reduce throughput on our systems and in turn adversely affect our business and results of operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly pollution control or waste handling, storage, transport, disposal or cleanup requirements could materially adversely affect our operations and financial position, as well as the oil and natural gas industry in general.

Air Emissions

The CAA, as amended, and comparable state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants at specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. Our operations are subject to the CAA, and comparable state and local requirements. The CAA contains provisions that may result in the imposition of certain pollution control requirements with respect to air emissions from our operations. We may be required to incur certain capital expenditures for air pollution control equipment in connection with maintaining or obtaining preconstruction and operating permits and approvals addressing other air emission-related issues. For example, on August 16, 2012, the EPA published final regulations under the CAA that establish new emission controls for oil and natural gas production and processing operations. Please read “—Hydraulic Fracturing.” Also, on June 3, 2016, the EPA published a final rule regarding the criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. These laws and regulations may increase the costs of compliance for some facilities we own or operate, and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

Compliance with these or other new legal requirements could, among other things, require installation of new emission controls on some of our equipment, result in longer permitting timelines, and significantly increase our capital expenditures and operating costs, which could adversely impact our business. We believe that we are in substantial compliance with all applicable air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations. Obtaining or renewing permits has the potential to delay the development of oil and natural gas projects.

Climate Change

In recent years, federal, state and local governments have taken steps to reduce emissions of GHGs. The EPA has finalized a series of GHG monitoring, reporting and emission control rules for the oil and natural gas industry, and the U.S. Congress has, from time to time, considered adopting legislation to reduce emissions. Almost one-half of the states have already taken measures to reduce emissions of GHGs primarily through the development of GHG emission inventories and/or regional GHG cap-and-trade programs.

The EPA has adopted regulations under existing provisions of the CAA that, among other things, establish Prevention of Significant Deterioration, or PSD, construction and Title V operating permit reviews for certain large stationary sources. We currently do not operate any Title V sources, but our facilities could become subject to Title V permitting requirements in the future. Facilities required to obtain PSD permits will be required to meet “best available control technology” standards for their GHG emissions that will be established by the states or, in some cases, by the EPA on a case-by-case basis. In addition, on June 3, 2016, the EPA amended its regulations to impose new standards for methane and volatile organic compounds emissions for certain new, modified, and reconstructed equipment, processes, and activities across the oil and natural gas sector. Please read “—Hydraulic Fracturing.” These EPA rulemakings, as well as future laws and their implementing regulations, could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore crude oil and natural gas production sources in the U.S. on an annual basis.

At the international level, in December 2015, the United States participated in the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake “ambitious efforts” to limit the average global temperature, and to conserve and enhance sinks and reservoirs of greenhouse` gases. The Paris Agreement went into effect on November 4, 2016. The Paris Agreement establishes a framework for the parties to cooperate and report actions to reduce GHG emissions. However, on June 1, 2017, President Trump announced that the United States would withdraw from the Paris Agreement and begin negotiations to either re-enter or negotiate an entirely new agreement with more favorable terms for the United States. The Paris Agreement sets forth a specific exit process, whereby a party may not provide notice of its withdrawal until three years from the effective date, with such withdrawal taking effect one year from such notice. It is not clear what steps the Trump Administration plans to take to withdraw from the Paris Agreement, whether a new agreement can be negotiated, or what terms would be included in such an agreement. Furthermore, in response to the announcement, many state and local leaders stated their intent to intensify efforts to uphold the commitments set forth in the international accord.

Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact our business, such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from, our equipment and operations could require us to incur costs to reduce emissions of GHGs associated with our operations. Substantial limitations on GHG emissions could also adversely affect demand for the crude oil and natural gas we gather.

In addition, there have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations and ability to access capital. Furthermore, claims have been made against certain energy companies alleging that GHG emissions from oil and natural gas operations constitute a public nuisance under federal and/or state common law. As a result, private individuals or public entities may seek to enforce environmental laws and regulations against us and could allege personal injury, property damages, or other liabilities. While our business is not a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

Moreover, there has been public discussion that climate change may be associated with extreme weather conditions such as more intense hurricanes, thunderstorms, tornadoes and snow or ice storms, as well as rising sea levels. Another possible consequence of climate change is increased volatility in seasonal temperatures. Some studies indicate that climate change could cause some areas to experience temperatures substantially hotter or colder than their historical averages. Extreme weather conditions can interfere with our operations or Diamondback’s exploration and production operations, which in turn could affect demand for our services. Damage resulting from extreme weather may not be fully insured. However, at this time, we are unable to determine the extent to which climate change may lead to increased storm or weather hazards affecting our operations.

Remediation of Hazardous Substances

Our operations are subject to environmental laws and regulations relating to the management and release of hazardous substances or solid wastes, including petroleum hydrocarbons. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liabilities for the investigation and remediation of areas at a facility where hazardous substances may have been released or disposed. The Comprehensive Environmental Response, Compensation and Liability Act, as amended, which we refer to as CERCLA or the “Superfund” law, and analogous state laws, generally impose liability, without regard to fault or legality of the original conduct, on classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination, and those persons that disposed or arranged for the disposal of the hazardous substance at the facility. Under CERCLA and comparable state statutes, persons deemed “responsible parties” are subject to strict liability that, in some circumstances, may be joint and several for the costs of removing or remediating previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination), for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Despite the “petroleum exclusion” of CERCLA Section 101(14) that currently encompasses crude oil and natural gas, we may nonetheless handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state statutes for all or part of the costs to clean up sites at which such “hazardous substances” have been released.

Waste Handling

We also generate solid wastes, including hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. The Resource Conservation and Recovery Act, as amended, and comparable state statutes and regulations promulgated thereunder, affect oil and natural gas development and production activities by imposing requirements regarding the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With federal approval, the individual states administer some or all of the provisions of the Resource Conservation and Recovery Act, sometimes in conjunction with their own, more stringent requirements. Although most wastes associated with the development and production of crude oil and natural gas are exempt from regulation as hazardous wastes under the Resource Conservation and Recovery Act, such wastes may constitute “solid wastes” that are subject to the less stringent non-hazardous waste requirements. Moreover, the EPA or state or local governments may adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation. Indeed, legislation has been proposed from time to time in Congress to re-categorize certain oil and natural gas exploration, development and production wastes as “hazardous wastes.” Also, in December 2016, the EPA agreed in a consent decree to review its regulation of oil and gas waste. However, in April 2019, the EPA concluded that revisions to the federal regulations for the management of oil and gas waste are not necessary at this time. Any such changes in the laws and regulations could have a material adverse effect on our capital expenditures and operating expenses.

Administrative, civil and criminal penalties can be imposed for failure to comply with waste handling requirements. We currently own or lease properties where petroleum hydrocarbons are being or have been handled for many years. Although we have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under the other locations where these petroleum hydrocarbons and wastes have been taken for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons or other wastes was not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. We believe that we are in substantial compliance with applicable requirements related to waste handling, and that we hold all necessary and up-to-date permits, registrations and other authorizations to the extent that our operations require them under such laws and regulations. Although we do not believe the current costs of managing our wastes, as presently classified, to be significant, any legislative or regulatory reclassification of oil production wastes could increase our costs to manage and dispose of such wastes.

Water Discharges

The Federal Water Pollution Control Act of 1972, also referred to as the Clean Water Act, or CWA, and analogous state laws impose restrictions and strict controls regarding the unauthorized discharge of pollutants, including produced waters and other gas and oil wastes, into navigable waters of the United States, as well as state waters. Pursuant to the CWA and analogous state laws, the discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The Clean Water Act and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. On June 29, 2015, the EPA and the U.S. Army Corps of Engineers, or the Corps, jointly promulgated final rules redefining the scope of waters protected under the Clean Water Act. The rules are subject to ongoing litigation and have been stayed in more than half the States, including Texas. Also, on December 11, 2018, the EPA and the Corps released a proposed rule that would replace the 2015 rule, and significantly reduce the waters subject to federal regulation under the Clean Water Act. The proposal is currently subject to public review and comment, after which additional legal challenges are anticipated. Additionally, on April 23, 2019, the EPA published an interpretive statement and request for comment, clarifying that the Clean Water Act’s permitting program for discharges of pollutants does not apply to releases of pollutants to groundwater. As a result of such recent developments, substantial uncertainty exists regarding the scope of waters protected under the Clean Water Act.

Spill prevention, control and countermeasure plan, or SPCC, requirements under federal law require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In some instances we may also be required to develop a Facility Response Plan that demonstrates our facility’s preparedness to respond to a worst case crude oil discharge. The CWA imposes substantial potential civil and criminal penalties for non-compliance.

The EPA has also adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain individual permits or coverage under general permits for storm water discharges. In addition, on June 28, 2016, the EPA published a final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants, which regulations are discussed in more detail below under the caption “—Hydraulic Fracturing.” Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans, as well as for monitoring and sampling the storm water runoff from certain of our facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions.

The Oil Pollution Act is the primary federal law for oil spill liability. The Oil Pollution Act contains numerous requirements relating to the prevention of and response to petroleum releases into waters of the United States, including the requirement that operators of offshore facilities and certain onshore facilities near or crossing waterways must develop and maintain facility response contingency plans and maintain certain significant levels of financial assurance to cover potential environmental cleanup and restoration costs. The Oil Pollution Act subjects owners of facilities to strict liability that, in some circumstances, may be joint and several for all containment and cleanup costs and certain other damages arising from a release, including, but not limited to, the costs of responding to a release of oil to surface waters.

Non-compliance with the Clean Water Act or the Oil Pollution Act may result in substantial administrative, civil and criminal penalties, as well as injunctive obligations. We believe we are in material compliance with the requirements of each of these laws. Additionally, we believe that compliance with existing permits and compliance with foreseeable new permit requirements will not have a material adverse effect on our financial condition or results of operations.

Hydraulic Fracturing

We do not conduct hydraulic fracturing operations, but substantially all of Diamondback’s crude oil and natural gas production on the Dedicated Acreage is developed from unconventional sources that require hydraulic fracturing as part of the completion process. The majority of our fresh water services business is related to the storage and transportation of water for use in hydraulic fracturing. Hydraulic fracturing is an important common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, legislation has been proposed in recent sessions of Congress to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from the definition of “underground injection,” to require federal permitting and regulatory control of hydraulic fracturing, and to require disclosure of the chemical constituents of the fluids used in the fracturing process. Furthermore, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has taken the position that hydraulic fracturing with fluids containing diesel fuel is subject to regulation under the Underground Injection Control program, specifically as “Class II” Underground Injection Control wells under the Safe Drinking Water Act.

In addition, on June 28, 2016, the EPA published a final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants. The EPA is also conducting a study of private wastewater treatment facilities (also known as centralized waste treatment, or CWT, facilities) accepting oil and natural gas extraction wastewater. The EPA is collecting data and information related to the extent to which CWT facilities accept such wastewater, available treatment technologies (and their associated costs), discharge characteristics, financial characteristics of CWT facilities, and the environmental impacts of discharges from CWT facilities.

On August 16, 2012, the EPA published final regulations under the CAA that establish new air emission controls for oil and natural gas production and natural gas processing operations. Specifically, the EPA’s rule package includes New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds and a separate set of emission standards to address hazardous air pollutants frequently associated with oil and natural gas production and processing activities. The final rules seek to achieve a 95% reduction in volatile organic compounds emitted by requiring the use of reduced emission completions or “green completions” on all hydraulically-fractured wells constructed or refractured after January 1, 2015. The rules also establish specific new requirements regarding emissions from compressors, controllers, dehydrators, storage tanks and other production equipment. The EPA received numerous requests for reconsideration of these rules from both industry and the environmental community, and court challenges to the rules were also filed. In response, the EPA has issued, and will likely continue to issue, revised rules responsive to some of the requests for reconsideration. In particular, on June 3, 2016, the EPA amended its regulations to impose new standards for methane and volatile organic compounds emissions for certain new, modified, and reconstructed equipment, processes, and activities across the oil and natural gas sector. However, in a March 28, 2017 executive order, President Trump directed the EPA to review the 2016 regulations and, if appropriate, to initiate a rulemaking to rescind or revise them consistent with the stated policy of promoting clean and safe development of the nation’s energy resources, while at the same time avoiding regulatory burdens that unnecessarily encumber energy production. On June 16, 2017, the EPA published a proposed rule to stay for two years certain requirements of the 2016 regulations, including fugitive emission requirements. Also, on September 11, 2018, the EPA announced a proposed rule to significantly reduce regulatory burdens imposed by the 2016 regulations. The above standards, to the extent implemented, as well as any future laws and their implementing regulations, may require us to obtain pre-approval for the expansion or modification of existing facilities or the construction of new facilities expected to produce air emissions, impose stringent air permit requirements, or mandate the use of specific equipment or technologies to control emissions.

Furthermore, there are certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. On December 13, 2016, the EPA released a study examining the potential for hydraulic fracturing activities to impact drinking water resources, finding that, under some circumstances, the use of water in hydraulic fracturing activities can impact drinking water resources. Also, on February 6, 2015, the EPA released a report with findings and recommendations related to public concern about induced seismic activity from SWD wells. The report recommends strategies for managing and minimizing the potential for significant injection-induced seismic events. Other governmental agencies, including the U.S. Department of Energy, the U.S. Geological Survey, and the U.S. Government Accountability Office, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies could spur initiatives to further regulate hydraulic fracturing, and could ultimately make it more difficult or costly for us to perform fracturing and increase our costs of compliance and doing business.

Several states, including Texas, and local jurisdictions, have adopted, or are considering adopting, regulations that could restrict or prohibit hydraulic fracturing in certain circumstances, impose more stringent operating standards and/or require the disclosure of the composition of hydraulic fracturing fluids. The Texas Legislature adopted legislation, effective September 1, 2011, requiring oil and gas operators to publicly disclose the chemicals used in the hydraulic fracturing process. The Texas Railroad Commission adopted rules and regulations implementing this legislation that apply to all wells for which the Texas Railroad Commission issues an initial drilling permit after February 1, 2012. The law requires that the well operator disclose the list of chemical ingredients subject to the requirements of OSHA for disclosure on an internet website and also file the list of chemicals with the Texas Railroad Commission with the well completion report. The total volume of water used to hydraulically fracture a well must also be disclosed to the public and filed with the Texas Railroad Commission. Also, in May 2013, the Texas Railroad Commission adopted rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. The rules took effect in January 2014. Additionally, on October 28, 2014, the Texas Railroad Commission adopted SWD well rule amendments designed, among other things, to require applicants for new SWD wells that will receive non-hazardous produced water and hydraulic fracturing flowback fluid to conduct seismic activity searches utilizing the U.S. Geological Survey. The searches are intended to determine the potential for earthquakes within a circular area of 100 square miles around a proposed new SWD well. The SWD well rule amendments, which became effective on November 17, 2014, also clarify the Texas Railroad Commission’s authority to modify, suspend or terminate a SWD well permit if scientific data indicates a SWD well is likely to contribute to seismic activity. The Texas Railroad Commission has used this authority to deny permits for SWD wells.

There has been increasing public controversy regarding hydraulic fracturing with regard to the use of fracturing fluids, induced seismic activity, impacts on drinking water supplies, use of water and the potential for impacts to surface water, groundwater and the environment generally. While the EPA under the current administration has generally sought to relax environmental regulation and reduce enforcement efforts, including with respect to energy developed from unconventional sources, a number of lawsuits and enforcement actions have been initiated across the country implicating hydraulic fracturing practices. We cannot predict the results of these or future lawsuits, or how such lawsuits will affect the regulation of hydraulic fracturing operations. Certain environmental groups have also suggested that additional laws at the federal, state and local levels of government may be needed to more closely and uniformly regulate the hydraulic fracturing process. We cannot predict whether any such legislation will be enacted and if so, what its provisions would be. Additional levels of regulation and permits required through the adoption of new laws and regulations at the federal, state or local level could lead to delays, increased operating costs and process prohibitions that could reduce the volumes of crude oil and natural gas that move through our gathering systems and decrease demand for our water services, which in turn could materially adversely impact our revenues.

Endangered Species

The ESA, and analogous state laws restrict activities that may affect listed endangered or threatened species or their habitats. If endangered species are located in areas where we operate, our operations or any work performed related to them could be prohibited or delayed or expensive mitigation may be required. While some of our operations may be located in areas that are designated as habitats for endangered or threatened species, we believe that we are in compliance with the ESA. In addition, as a result of a settlement approved by the U.S. District Court for the District of Columbia on September 9, 2011, the U.S. Fish and Wildlife Service is required to review and consider the listing of numerous species as endangered under the ESA by no later than the completion of the agency’s 2017 fiscal year. The agency missed the deadline. On July 25, 2018, the U.S. Fish and Wildlife Service and the National Oceanic and Atmospheric Administration’s National Marine Fisheries Service jointly published a proposed rule aimed at revising the ESA regulations to reduce the consultation process associated with federal agency activities, change the critical habitat designation process, and reduce safeguards for species classified as threatened. Regardless of the current federal proposed rule and other activity, additional listings under the ESA and similar state laws could result in the imposition of restrictions on our operations and consequently have a material adverse effect on our business.

Employees

We are managed and operated by the board of directors and the executive officers of our general partner. However, neither we, our subsidiaries nor our general partner have any employees. All of the employees required to conduct and support our operations will be employed by Diamondback or its affiliates and be subject to the services and secondment agreement that we will enter into with Diamondback.

As of March 31, 2019, Diamondback had 676 full-time employees. None of Diamondback’s employees are represented by labor unions or covered by any collective bargaining agreements. Diamondback also hires independent contractors and consultants involved in land, technical, regulatory and other disciplines to assist its full time employees. Please read “Management” and “Certain Relationships and Related Transactions—Agreements with our Affiliates in Connection with the Transactions—Services and Secondment Agreement.”

Insurance

We carry a variety of insurance coverages for our operations. However, our insurance may not be sufficient to cover any particular loss or may not cover all losses, and losses not covered by insurance would increase our costs. Also, insurance rates are subject to fluctuation, so future insurance coverage could increase our costs. In addition, some forms of insurance may become unavailable in the future or unavailable on terms that are economically acceptable, which could result in less coverage, increases in costs or higher deductibles and retentions.

Water and natural resource-related solid waste disposal involves several hazards and operational risks, including environmental damage from leaks, spills or vehicle accidents. To address the hazards inherent to our produced water gathering and disposal business, our insurance coverage includes commercial general liability, employer’s liability, commercial automobile liability, sudden and accidental pollution and other coverage. Coverage for environmental and pollution-related losses is subject to significant limitations and is commonly excluded on such policies.

Facilities

We own the Fasken Center which has over 421,000 net rentable square feet within its two office towers and associated assets in Midland, Texas. We also own field offices and related facilities in Midland and Reeves Counties, Texas. We believe that these facilities are adequate for our current operations. Please read “Business—Title to Our Properties—Fasken Center.”

Legal Proceedings

Due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flow or results of operations.

MANAGEMENT

Management of Rattler Midstream LP

We are managed and operated by the board of directors and the executive officers of our general partner.

Diamondback owns all the membership interests in our general partner. As a result of owning our general partner, Diamondback will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our common unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. Our general partner owes certain duties to our common unitholders as well as a fiduciary duty to its owner.

Upon the closing of this offering, we expect that the board of directors of our general partner will have five directors, three of whom will be independent as defined under the independence standards established by Nasdaq and the Exchange Act. Upon completion of this offering we expect that Steven E. West, Laurie H. Argo and Arturo Vivar will serve as the independent members of the board of directors of our general partner. Nasdaq does not require a listed publicly traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and corporate governance committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by Nasdaq and the Exchange Act, subject to the transitional relief during the one-year period following completion of this offering.

The executive officers of our general partner will manage the day-to-day affairs of our business. All of the executive officers of our general partner also serve as executive officers of Diamondback and the general partner of Viper. Our executive officers listed below will allocate their time between managing our business and the businesses of Diamondback and Viper. Our executive officers intend, however, to devote as much time as is necessary for the proper conduct of our business.

Our partnership agreement requires us to reimburse our general partner and its affiliates, including Diamondback, for all expenses they incur and payments they make on our behalf in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us. In addition, in connection with the closing of this offering, we and our general partner will enter into a services and secondment agreement with Diamondback. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions.”

Executive Officers and Directors of Our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board of directors of our general partner. There are no family relationships among any of our directors or executive officers.

Name	Age (as of March 31, 2019)	Position with Our General Partner
Travis D. Stice	57	Chief Executive Officer, Director
Matthew Kaes Van’t Hof	32	President, Director
Teresa L. Dick	49	Chief Financial Officer, Executive Vice President and Assistant Secretary
P. Matt Zmigrosky	40	Executive Vice President, General Counsel and Secretary
Laurie H. Argo	47	Director Nominee
Arturo Vivar	56	Director Nominee
Steven E. West	58	Director Nominee

Travis D. Stice. Mr. Stice has served as Chief Executive Officer and a director of our general partner since July 2018. He has served as Chief Executive Officer of Diamondback since January 2012 and as a director since November 2012. Mr. Stice has also served as the Chief Executive Officer and a director of the general partner of Viper since February 2014. Prior to his current positions with us, Diamondback and Viper, he served as Diamondback’s President and Chief Operating Officer from April 2011 to January 2012. Mr. Stice has also served on the board of managers of MidMar Gas LLC, or MidMar, an entity that owns a gas gathering system and processing plant, since 2011 and as Vice President and Secretary of MidMar since April 2012. From November 2010 to April 2011, Mr. Stice served as a Production Manager of Apache Corporation, an oil and gas exploration company. Mr. Stice served as a Vice President of Laredo Petroleum Holdings, Inc., an oil and gas exploration and production company, from September 2008 to September 2010 and as a Development Manager of ConocoPhillips/Burlington Resources Mid-Continent Business Unit, an oil and gas exploration company, from April 2006 until August 2008. Prior to that, Mr. Stice held a series of positions of increasing responsibilities at Burlington Resources, most recently as a General Manager, Engineering, Operations and Business Reporting of its Mid Continent Division from January 2001 until Burlington Resources’ acquisition by ConocoPhillips in March 2006. He started his career with Mobil Oil in 1985. Mr. Stice has 33 years of industry experience in production operations, reservoir engineering, production engineering and unconventional oil and gas exploration and over 20 years of management experience. Mr. Stice graduated from Texas A&M University with a Bachelor of Science degree in Petroleum Engineering. Mr. Stice is a registered engineer in the State of Texas, and is a 33-year member of the Society of Petroleum Engineers.

We believe Mr. Stice’s expertise and extensive industry and executive management experience, including at Diamondback and Viper, make him a valuable asset to the board of directors of our general partner.

Matthew Kaes Van’t Hof. Mr. Van’t Hof has served as President and a director of our general partner since July 2018. He has served as Diamondback’s Chief Financial Officer and Executive Vice President of Business Development since March 2019 after joining Diamondback in July 2016 as Vice President and serving as its Senior Vice President-Strategy and Corporate Development from February 2017 to February 2019. Mr. Van’t Hof has also served as the President of the general partner of Viper since March 2017. Prior to his positions with us, Diamondback and Viper, Mr. Van’t Hof served as Chief Executive Officer for Bison Drilling and Field Services from September 2012 to June 2016. From August 2011 to August 2012, Mr. Van’t Hof was an analyst for Wexford Capital, LP responsible for developing operating models and business plans, including for Diamondback’s initial public offering, and before that worked for the Investment Banking-Financial Institutions

Group of Citigroup Global Markets, Inc. from February 2010 to August 2011. Mr. Van’t Hof was a professional tennis player from May 2008 to January 2010. Mr. Van’t Hof received a Bachelor of Science degree in Accounting and Business Administration from the University of Southern California.

We believe Mr. Van’t Hof’s background in finance, accounting and private equity energy investments, as well as his expertise and executive management experience, make him a valuable asset to the board of directors of our general partner.

Teresa L. Dick. Ms. Dick has served as Chief Financial Officer, Executive Vice President and Assistant Secretary of our general partner since July 2018. Since March 2019, she has also served as Diamondback’s Chief Accounting Officer and Executive Vice President. Ms. Dick served as Diamondback’s Executive Vice President and Chief Financial Officer from February 2017 to February 2019, Assistant Secretary from October 2012 to February 2019, Chief Financial Officer and Senior Vice President and Assistant Secretary from February 2007 to November 2009 and as its Corporate Controller from November 2007 until November 2009. Ms. Dick has also served as Chief Financial Officer, Executive Vice President and Assistant Secretary of the general partner of Viper since February 2017 and served as its Chief Financial Officer and Senior Vice President from February 2014 to February 2017. From June 2006 to November 2007, Ms. Dick held a key management position as the Controller/Tax Director at Hiland Partners, a publicly-traded midstream energy MLP. Ms. Dick has over 20 years of accounting experience, including over eight years of public company experience in both audit and tax areas. Ms. Dick received her Bachelor of Business Administration degree in Accounting from the University of Northern Colorado. Ms. Dick is a certified public accountant and a member of the American Institute of CPAs and the Council of Petroleum Accountants Societies.

P. Matt Zmigrosky. Mr. Zmigrosky has served as Executive Vice President, General Counsel and Secretary of our general partner since February 2019. Since February 2019, he has also served as Executive Vice President, General Counsel and Secretary of both Diamondback and the general partner of Viper. Prior to joining Diamondback, Mr. Zmigrosky was in the private practice of law for over 15 years. From October 2012 until January 2019, Mr. Zmigrosky was a partner at Akin Gump Strauss Hauer & Feld LLP, an international law firm, where he worked extensively with Diamondback and its subsidiaries. Mr. Zmigrosky received a Bachelor of Science in Management degree in finance from Tulane University and a Juris Doctorate degree from Southern Methodist University Dedman School of Law.

Laurie H. Argo. Ms. Argo is a nominee for the board of directors of our general partner. Since August 2018, Ms. Argo has served as a director and member of the audit committee of EVRAZ plc, a multinational, vertically integrated steel making and mining company. From January 2015 until September 2017, Ms. Argo served as Senior Vice President of Enterprise Products Holdings LLC, the general partner of Enterprise Products Partners L.P., a midstream natural gas and crude oil pipeline company. From January 2014 to January 2015, Ms. Argo was Vice President, NGL Fractionation, Storage and Unregulated Pipelines of Enterprise Products Partners L.P. From October 2014 to February 2015, Ms. Argo was President and Chief Executive Officer of OTLP GP, LLC, the general partner of Oiltanking Partners, L.P. and an affiliate of Enterprise Products Partners L.P. From 2005 to January 2014, Ms. Argo held various positions in the NGL and Natural Gas Processing businesses for Enterprise Products Partners L.P., where her responsibilities included the commercial and financial management of four joint venture companies. From 2001 to 2004, Ms. Argo worked for San Diego Gas and Electric Company in San Diego, California, and PG&E Gas Transmission, a subsidiary of PG&E Corporation, in Houston, Texas, from 1997 to 2000. Ms. Argo earned an MBA from National University in La Jolla, California and graduated from St. Edward’s University in Austin, Texas with a degree in Accounting. Ms. Argo has over 20 years of experience in the energy industry.

We believe Ms. Argo’s extensive experience in the oil and gas industry, including the midstream sector, qualifies her for service on the board of directors of our general partner. Her appointment to the board of directors of our general partner will become effective as of the time that our common units are first listed on Nasdaq.

Arturo Vivar. Mr. Vivar is a nominee for the board of directors of our general partner. Mr. Vivar has served as the Chief Executive Officer of Monterra Energy Holdings LLC, a midstream development company, since May 2015. Mr. Vivar was also a founder and served as the Chief Financial Officer of Rangeland Energy, LLC, a midstream development company, from November 2009 to March 2013. Prior to that, Mr. Vivar served as the Vice President of Business Development at WesPac Energy, LLC from July 2004 to February 2009, where he focused on developing energy infrastructure, hedging and risk management. Mr. Vivar has more than 25 years of experience in the energy industry. Mr. Vivar received his Bachelor of Science degree in Civil Engineering from Cal Polytechnic University and earned his Master of Business Administration degree from Stanford University.

We believe Mr. Vivar’s strong background and diverse experience in the energy industry, especially the midstream sector, qualify him for service on the board of directors of our general partner. His appointment to the board of directors of our general partner will become effective as of the time that our common units are first listed on Nasdaq.

Steven E. West. Mr. West is a nominee for the board of directors of our general partner. Since February 2014, Mr. West has served as a director and Executive Chairman of Viper Energy Partners GP LLC, the general partner of Viper. Mr. West has also served as a director of Diamondback since December 2011 and as its Chairman of the Board since October 2012. He served as Diamondback’s Chief Executive Officer from January 2009 to December 2011. From January 2011 until December 2016, Mr. West was a partner at Wexford Capital LP, focusing on Wexford’s private equity energy investments. From August 2006 until December 2010, Mr. West served as senior portfolio advisor at Wexford. From August 2003 until August 2006, he was the Chief Financial Officer of Sunterra Corporation, a former Wexford portfolio company. From December 1993 until July 2003, Mr. West held senior financial positions at Coast Asset Management and IndyMac Bank. Prior to that, he worked at First Nationwide Bank, Lehman Brothers and Peat Marwick Mitchell & Co., the predecessor of KPMG LLP. Mr. West earned a Bachelor of Science degree in Accounting from California State University, Chico.

We believe that Mr. West’s background in finance, accounting and private equity energy investments, as well as his executive management skills developed as part of his career with Wexford, its portfolio companies and other financial institutions, qualify him to serve on the board of directors of our general partner. His appointment to the board of directors of our general partner will become effective as of the time that our common units are first listed on Nasdaq.

Director Independence

In accordance with the rules of Nasdaq, our general partner must have at least one independent director by the time our common units are first listed on Nasdaq, one additional independent director within 90 days of the effective date of the registration statement of which this prospectus forms a part, and one additional independent director within one year of the effective date of the registration statement. Our general partner will have three independent directors upon the closing of this offering.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that the board of directors of our general partner will have authority over compensation matters.

Audit Committee

Our general partner is required to have an audit committee of at least three members, and all of its members are required to meet the independence and experience standards established by Nasdaq and Rule 10A-3 promulgated under the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. Upon completion of this offering, we expect that Laurie H. Argo, Arturo Vivar and Steven E. West will serve as the members of the audit committee. The audit committee will assist the board of directors of our general partner in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

The board of directors of our general partner has the ability to establish a conflicts committee under our partnership agreement. If established, at least one independent member of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The board of directors of our general partner will determine whether to refer a matter to the conflicts committee on a case-by-case basis. The conflicts committee will determine if the resolution of the conflict of interest is in our best interest. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including Diamondback, and must meet the independence standards established by Nasdaq and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. If our general partner seeks approval from the conflicts committee, then it will be presumed that, in making its decision, the conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Indemnification Agreements

We and our general partner will enter into indemnification agreements with each of the current directors and executive officers of our general partner effective upon the closing of this offering. These agreements will require us to indemnify these individuals to the fullest extent permitted by law against expenses incurred as a result of any proceeding in which they are involved by reason of their service to us and, if requested, to advance expenses incurred as a result of any such proceeding. We also intend to enter into indemnification agreements with future directors and executive officers of our general partner.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

We and our general partner were formed in July 2018. Neither we nor our general partner incurred any cost or liability with respect to management compensation or retirement benefits for directors or executive officers for any periods prior to our formation date. As a result, we have no historical compensation information to present. We currently do not have a compensation committee.

Our general partner has the sole responsibility for conducting our business and for managing our operations, and its board of directors and executive officers make decisions on our behalf. We do not and will not directly employ any of the persons responsible for managing our business. Our executive officers will be employed and compensated by Diamondback or a subsidiary of Diamondback. All of the initial executive officers that will be responsible for managing our day-to-day affairs are also current executive officers of Diamondback and the general partner of Viper.

All of the executive officers of our general partner will have responsibilities to us, Diamondback and Viper, and we expect that our executive officers will allocate their time between managing our business and managing the businesses of Diamondback and Viper. Since all of our executive officers will be employed by Diamondback or one of its subsidiaries, the responsibility and authority for compensation-related decisions for our executive officers will reside with the compensation committee of the board of directors of Diamondback. Diamondback has the ultimate decision-making authority with respect to the total compensation of the executive officers that are employed by Diamondback including, subject to the terms of the partnership agreement and the operational services and secondment agreement, the portion of that compensation that is allocated to us pursuant to Diamondback’s allocation methodology. Any such compensation decisions will not be subject to any approvals by the board of directors of our general partner or any committees thereof. However, all determinations with respect to awards (as defined below) that may be made to our executive officers, key employees, and non-employee directors under any long-term incentive plan we adopt will be made by the board of directors of our general partner or a committee thereof that may be established for such purpose. Please see the description of the long-term incentive plan we intend to adopt prior to the completion of this offering below under the heading “—Long-Term Incentive Plan.”

The executive officers of our general partner, as well as the employees of Diamondback who provide services to us, may participate in employee benefit plans and arrangements sponsored by Diamondback, including plans that may be established in the future. Certain of our general partner’s executive officers and employees and certain employees of Diamondback who provide services to us currently hold grants under Diamondback’s equity incentive plans and will retain these grants after the completion of this offering. Except with respect to any awards that may be granted under the long-term incentive plan we intend to adopt prior to the completion of this offering, our executive officers will not receive separate amounts of compensation in relation to the services they provide to us. In accordance with the terms of our partnership agreement and the operational services and secondment agreement, we will reimburse Diamondback for compensation related expenses attributable to the portion of the executive’s time dedicated to providing services to us. Please read “Our Partnership Agreement—Reimbursement of Expenses.” Although we will bear an allocated portion of Diamondback’s costs of providing compensation and benefits to employees who serve as executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of Diamondback. Except with respect to any awards granted under the long-term incentive plan we intend to adopt prior to the completion of this offering, we expect that compensation paid or awarded by us in 2019 will consist only of the portion of compensation paid by Diamondback that is allocated to us and our general partner pursuant to Diamondback’s allocation methodology and subject to the terms of the partnership agreement.

At the closing of this offering, we intend to grant awards of an aggregate of 2,231,430 phantom units under the long-term incentive plan, including an aggregate of 1,337,143 phantom units, to our executive officers, assuming an offering price at the mid-point of the price range set forth on the cover page of this prospectus, as follows:

Name	Position with Our General Partner	Number of Units
Travis D. Stice	Chief Executive Officer, Director	114,286

Matthew Kaes Van’t Hof	President, Director	1,142,857

Teresa L. Dick	Chief Financial Officer, Executive Vice President and Assistant Secretary	57,143

P. Matt Zmigrosky	Executive Vice President, General Counsel and Secretary	22,857

Under the terms of our long-term incentive plan we also have discretion to grant awards to other employees, officers, consultants and directors of our general partner and any of its affiliates, including Diamondback, who perform services for us. At the closing of this offering, we intend to grant awards of an aggregate of 894,287 additional phantom units under the LTIP to other employees. Upon vesting, each phantom unit entitles the recipient to one common unit of the partnership. Subject to accelerated vesting upon certain specified events (e.g., change of control, termination due to death or disability), a fifth of the phantom units will vest each year, and the phantom units will become fully vested phantom units under the graduated vesting schedule on the earlier to occur of the five year anniversary of the date of grant or the occurrence of a change of control or other acceleration event. Awards to our directors and executive officers are expected to provide for distribution equivalent rights that will entitle the holder to receive cash distributions prior to vesting. A $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per common unit would decrease (increase) the aggregate number of phantom units granted to our executive officers and other employees to 2,110,809 (2,366,667).

Long-Term Incentive Plan

To provide incentives to our management and directors following the completion of this offering to continue to grow our business, the board of directors of our general partner intends to adopt a long-term incentive plan, or the LTIP, for employees, officers, consultants and directors of our general partner and any of its affiliates, including Diamondback, who perform services for us. Our general partner intends to implement the LTIP prior to the completion of this offering to provide maximum flexibility with respect to the design of compensatory arrangements for individuals providing services to us; however, at this time, neither we nor our general partner has made any decisions regarding any specific grants under the LTIP in conjunction with this offering or in the near term, other than grants in connection with the appointment of non-employee directors. At the closing of this offering, we intend to grant awards of an aggregate of 2,231,430 phantom units under the LTIP, including an aggregate of 1,337,143 phantom units to our executive officers, assuming an offering price at the mid-point of the price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $17.50 per common unit would decrease (increase) the aggregate number of phantom units granted to our executive officers and other employees to 2,110,809 (2,366,667).

The description of the LTIP set forth below is a summary of the material features of the LTIP that our general partner intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP that will be adopted and represents only the general partner’s current expectations regarding the LTIP. This summary is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement. The purpose of the LTIP is to provide a means to attract and retain individuals who are essential to our growth and profitability and to encourage them to devote their best efforts to advancing our business by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. We expect that the LTIP will provide for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards, or, collectively, awards. These awards are intended to align the interests of employees, officers, consultants and directors with those of our common unitholders and to give such individuals the opportunity to share in our long-term performance. Any awards that are made under the LTIP will be approved by the board of directors of our general partner or a committee thereof that may be established for such purpose. We will be responsible for the cost of awards granted under the LTIP.

Administration

The LTIP will be administered by the board of directors of our general partner or an alternative committee appointed by the board of directors of our general partner, which we refer to together as the “plan administrator” for purposes of this summary. The plan administrator will administer the LTIP pursuant to its terms and all applicable state, federal, or other rules or laws. The plan administrator will have the power to determine to whom and when awards will be granted, determine the amount of awards (measured in cash or in shares of our common units), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting provisions associated with an award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP. In the event that any committee appointed by the board of directors of our general partner to act as plan administrator is not comprised of “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act, the full board of directors or a subcommittee of two or more non-employee directors will administer all awards granted to individuals that are subject to Section 16 of the Exchange Act.

Securities to be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all awards under the LTIP shall not exceed 15,151,515 common units, subject to adjustment due to recapitalization or reorganization, or related to forfeitures or expiration of awards, as provided under the LTIP.

If any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units, or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer, or exercise pursuant to awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under our LTIP may be common units acquired by our general partner in the open market, from any other person, directly from us, or any combination of the foregoing.

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially reduce the vested rights or benefits of the participant without the consent of the affected participant or result in additional taxation to the participant under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code.

Awards

Unit Options

We may grant unit options to eligible persons. Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the LTIP will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for an unit option must not be less than the fair market value per common unit as of the date of grant of the unit option. Unit options may be exercised in the manner and at such times as the plan administrator determines for each unit option, unless that unit option is determined to be subject to Section 409A of the Code, in which case the unit option will be subject to any necessary timing restrictions imposed by the Code or federal regulations. The committee will determine the methods and form of payment for the exercise price of a unit option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Rights

A unit appreciation right is the right to receive, in cash or in common units, as determined by the plan administrator, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the unit appreciation right. The plan administrator will be able to make grants of unit appreciation rights and will determine the time or times at which a unit appreciation right may be exercised in whole or in part. The exercise price of each unit appreciation right granted under the LTIP will be stated in the unit appreciation right agreement and may vary; provided, however, that, the exercise price must not be less than the fair market value per common unit as of the date of grant of the unit appreciation right.

Restricted Units

A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the plan administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the plan administrator. The plan administrator shall provide, in the restricted unit agreement, whether the restricted unit will be forfeited upon certain terminations of employment. Unless otherwise determined by the plan administrator, a common unit distributed in connection with a unit split or unit dividend, and other property distributed as a dividend, will generally be subject to restrictions and a risk of forfeiture to the same extent as the restricted unit with respect to which such common unit or other property has been distributed.

Unit Awards

The plan administrator will be authorized to grant common units that are not subject to restrictions. The plan administrator may grant unit awards to any eligible person in such amounts as the plan administrator, in its sole discretion, may select.

Phantom Units

Phantom units are rights to receive common units, cash or a combination of both at the end of a specified period. The plan administrator may subject phantom units to restrictions (which may include a risk of forfeiture) to be specified in the phantom unit agreement that may lapse at such times determined by the plan administrator. Phantom units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the phantom unit or any combination thereof determined by the plan administrator. Except as otherwise provided by the plan administrator in the phantom unit agreement or otherwise, phantom units subject to forfeiture restrictions will be automatically forfeited upon termination of a participant’s employment prior to the end of the specified period. Cash distribution equivalents may be paid during or after the vesting period with respect to a phantom unit, as determined by the plan administrator.

Distribution Equivalent Rights

The plan administrator will be able to grant distribution equivalent rights in tandem with awards under the LTIP (other than certain restricted units and certain awards of units granted to employees, consultants or directors as a bonus or additional compensation in lieu of cash compensation such individual is otherwise entitled to receive), or distribution equivalent rights may be granted alone. Distribution equivalent rights entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the distribution equivalent right is outstanding. Payment of cash distributions pursuant to a distribution equivalent right issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the plan administrator.

Cash Awards

The LTIP will permit the grant of awards denominated in and settled in cash. Cash awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards

The plan administrator may condition the right to exercise or receive an award under the LTIP, or may increase or decrease the amount payable with respect to an award, based on the attainment of one or more performance conditions deemed appropriate by the plan administrator.

Other Unit-Based Awards

The LTIP will permit the grant of other unit-based awards, which are awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, these other unit-based awards may be paid in common units, cash or a combination thereof, as provided in the award agreement.

Substitute Awards

The LTIP will permit the grant of awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation, or acquisition by or involving us, an affiliate of another entity, or the assets of another entity. Such substitute awards that are unit options or unit appreciation rights may have exercise prices less than the fair market value per common unit on the date of the substitution if such substitution complies with Section 409A of the Code and its regulations and other applicable laws and exchange rules.

Miscellaneous

Tax Withholding

At our discretion, and subject to conditions that the plan administrator may impose, a participant’s tax withholding with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of common units issuable pursuant to the award based on the fair market value of the common units.

Anti-Dilution Adjustments

If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation—Stock Compensation,” or ASC Topic 718, if adjustments to awards with respect to such event were discretionary, the plan administrator will equitably adjust the number and type of units covered by each outstanding award and the terms and conditions of each such award to equitably reflect the restructuring event. With respect to a similar event that would not result in a ASC Topic 718 accounting charge if adjustment to awards were discretionary, the plan administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the plan administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common units (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange, or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Change of Control

Upon a “change of control” (as defined in the LTIP), the plan administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the plan administrator deems appropriate to reflect the change of control. The LTIP provides the plan administrator has discretion to determine whether or not vesting of awards will accelerate in connection with a change of control and what conditions will apply to acceleration, such as whether acceleration will be single trigger or double trigger. The intent is to give the plan administrator flexibility to determine the appropriate form of incentive that will motivate and retain employees and be in the best interest of equity holders.

Termination of Employment or Service

The consequences of the termination of a participant’s employment, consulting arrangement or membership on the board of directors of our general partner will be determined by the plan administrator in the terms of the relevant award agreement.

Director Compensation

We and our general partner were formed in July 2018 and, as such, have not accrued or paid any obligations with respect to compensation for directors for any periods prior to our formation date.

The executive officers or employees of our general partner or of Diamondback who also serve as directors of our general partner will not receive additional compensation for their service as a director of our general partner. Directors of our general partner who are not executive officers or employees of our general partner or of Diamondback will receive compensation as “non-employee directors” as set by our general partner’s board of directors.

Effective as of the closing of this offering, each non-employee director will receive a compensation package that will consist of the following:

•	an annual cash retainer of $60,000;

•

an additional annual payment of $15,000 for the chairperson of the audit committee and $10,000 for each other member of the audit committee and $10,000 for the chairperson of each other committee and $5,000 for each other member of each other committee; and

•	an annual equity-based award granted under the LTIP, having a value as of the grant date of approximately $100,000.

The maximum value of the annual cash and equity compensation that any non-employee director may receive will not exceed $350,000.

Our directors will also be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or its committees.

Each member of the board of directors of our general partner will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our common units following this offering and the other formation transactions by:

•	our general partner;

•	each of our general partner’s directors, director nominees and executive officers; and

•	all of our general partner’s directors and executive officers as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 500 West Texas Avenue, Suite 1200, Midland, Texas 79701.

The following table does not include any awards granted under the long-term incentive plan in connection with this offering or any units that may be purchased pursuant to our directed unit program. Please read “Executive Compensation and Other Information” and “Underwriting—Directed Unit Program.” Percentage of total common units to be beneficially owned after this offering is based on common units outstanding after the completion of this offering and assumes that the Class B Units are common units. The table also assumes that the underwriters’ option to purchase additional common units is not exercised.

Name of Beneficial Owner	Common Units to Be Beneficially Owned	Percentage of Common Units To Be Beneficially Owned	Class B Units to Be Beneficially Owned	Percentage of Class B Units to Be Beneficially Owned	Percentage of Total Common Units And Class B Units to Be Beneficially Owned
Diamondback(1)	—	—	118,181,819	100%	78%
Travis D. Stice	—	—	—	—	—
Matthew Kaes Van’t Hof	—	—	—	—	—
Teresa L. Dick	—	—	—	—	—
P. Matt Zmigrosky	—	—	—	—	—
Laurie H. Argo	—	—	—	—	—
Arturo Vivar	—	—	—	—	—
Steven E. West	—	—	—	—	—

All directors, director nominees and executive officers as a group (7persons)	—	—	—	—	—

(1)

Following this offering, Diamondback will hold 118,181,819 Class B Units that will provide Diamondback with an aggregate number of votes on certain matters that may be submitted for a vote of our common unitholders that is equal to the aggregate number of Rattler LLC Units held by Diamondback on the relevant record date. Please read “Prospectus Summary—Ownership and Organizational Structure.”

The following table sets forth, as of April 8, 2019, the number of shares of common stock of Diamondback beneficially owned by each of the directors and executive officers of our general partner and all directors and executive officers of our general partner as a group.

	Shares of Diamondback Common Stock Beneficially Owned(1)
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Travis D. Stice(2)	374,834	*
Matthew Kaes Van’t Hof(3)	8,192	*
Teresa L. Dick(4)	32,751	*
P. Matt Zmigrosky(5)	1,710	*
Laurie H. Argo	—	*
Arturo Vivar	—	*
Steven E. West	7,461	*

All directors, director nominees and executive officers as a group (7 persons)	424,948	*

*	Less than 1%.
(1)

Beneficial ownership is determined in accordance with SEC rules. In computing percentage ownership of each person, (i) shares of common stock subject to options held by that person that are exercisable as of April 8, 2019 and (ii) shares of common stock subject to options or restricted stock units held by that person that are exercisable or vesting within 60 days of April 8, 2019, are all deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. The percentage of shares beneficially owned is based on 164,617,181 shares of common stock outstanding as of April 8, 2019. Unless otherwise indicated, all amounts exclude shares issuable upon the exercise of outstanding options and vesting of restricted stock units that are not exercisable and/or vested as of April 8, 2019 or within 60 days of April 8, 2019.

(2)

All of these shares are held by Stice Investments, Ltd., which is managed by Stice Management, LLC, its general partner. Mr. Stice and his spouse hold 100% of the membership interests in Stice Management, LLC, of which Mr. Stice is the manager. Excludes (i) 6,797 restricted stock units, which will vest on February 21, 2020, and (ii) 21,972 restricted stock units, which will vest in two equal annual installments beginning on March 1, 2020. Also excludes (i) 22,230 performance-based restricted stock units awarded to Mr. Stice on February 16, 2017, which are subject to the satisfaction of certain stockholder return performance conditions relative to Diamondback’s peer group during the three-year performance period ending December 31, 2019, (ii) 30,585 performance-based restricted stock units awarded to Mr. Stice on February 13, 2018, which are subject to the satisfaction of certain stockholder return performance conditions relative to Diamondback’s peer group during the three-year performance period ending on December 31, 2020, and (iii) 49,436 performance-based restricted stock units awarded to Mr. Stice on March 1, 2019, which are subject to the satisfaction of certain stockholder return performance conditions relative to Diamondback’s peer group during the three-year performance period ending on December 31, 2021.

(3)

Excludes 1,333 restricted stock units, which will vest on February 21, 2020. Also excludes 3,900 performance-based restricted stock units awarded to Mr. Van’t Hof on February 16, 2017, which awards are subject to the satisfaction of certain stockholder return performance conditions relative to Diamondback’s peer group during the three-year performance period ending December 31, 2019. Also excludes 5,997 performance-based restricted stock units awarded to Mr. Van’t Hof on February 13, 2018, which are subject to the satisfaction of certain stockholder return performance conditions relative to Diamondback’s peer group during the three-year performance period ending on December 31, 2020.

(4)

Excludes (i) 1,866 restricted stock units, which will vest on February 21, 2020, and (ii) 5,860 restricted stock units, which will vest in two equal annual installments beginning on March 1, 2020. Also excludes (i) 5,850 performance-based restricted stock units awarded to Ms. Dick on February 16, 2017, which are subject to the satisfaction of certain stockholder return performance conditions relative to Diamondback’s peer group during the three-year performance period ending December 31, 2019, (ii) 8,396 performance-based restricted stock units awarded to Ms. Dick on February 13, 2018, which are subject to the satisfaction of certain stockholder return performance conditions relative to Diamondback’s peer group during the three-year performance period ending on December 31, 2020, and (iii) 13,183 performance-based restricted stock units awarded to Ms. Dick on March 1, 2019, which are subject to the satisfaction of certain stockholder return performance conditions relative to Diamondback’s peer group during the three-year performance period ending on December 31, 2021.

(5)	Excludes (i) 2,344 restricted stock units, which will vest on March 1, 2020, and (ii) 2,344 restricted stock units, which will vest on March 1, 2021.

Change of Control

To our knowledge, there are no present arrangements or pledges of our securities that may result in a change of control of us.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the completion of this offering, Diamondback will own 118,181,819 Class B Units, representing an aggregate 78% limited partner interest (or 113,181,819 Class B Units, representing an aggregate 75% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, our general partner will own a general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of us. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Diamondback and its affiliates for our formation	•	100% of our general partner interest and
•	100% of our limited partner interests.

Offering Stage

Contributions made by Diamondback and its affiliates	Diamondback will contribute $1.0 million in cash to us and our general partner will contribute $1.0 million in cash to us in respect of its general partner interest.

The consideration received by Diamondback and its affiliates	An increase in the number of its Class B Units to 118,181,819 Class B Units (or 113,181,819 Class B Units if the underwriters exercise in full their option to purchase additional common units from us).

We will enter into the services and secondment agreement and the registration rights agreement on the closing of this offering.

Post-IPO Operational Stage

Distributions of cash to Diamondback	At the closing of this offering, Diamondback will own 118,181,819 Rattler LLC Units (approximately 78%) and we will own 33,333,333 Rattler LLC Units (approximately 22%), assuming the underwriters do not exercise their option to purchase additional common units. To the extent that Rattler LLC distributes cash, that cash would be distributed pro rata in respect of all outstanding Rattler LLC Units; accordingly, initially Diamondback would receive approximately 78%, and we would receive approximately 22%, of any cash distributed by Rattler LLC.

We will generally make cash distributions to our common unitholders pro rata. Neither our general partner interest nor our Class B Units will be entitled to participate in distributions made by us, except that (i) our Class B Units will be entitled to quarterly aggregate cash preferred distributions of 8% per annum on the $1.0 million capital contribution made in respect of such units, or $0.02 million in aggregate per quarter to all Class B Units, and (ii) our general partner will be entitled to a quarterly cash preferred distribution of 8% per annum on the $1.0 million capital contribution made in respect of its general partner interest, or $0.02 million per quarter.

Payments to our general partner and its affiliates	Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Pursuant to the Rattler LLC limited liability company agreement, Rattler LLC will pay all such reimbursements.

Under our services and secondment agreement, Rattler LLC will reimburse Diamondback for the secondment to our general partner of certain employees who provide operational functions and all personnel in the operational chain of management. The costs and expenses for which we will be required to reimburse Diamondback and its affiliates will not be subject to any caps or other limits. Please read “—Agreements with our Affiliates in Connection with the Transactions—Services and Secondment Agreement” below and “Executive Compensation and Other Information—Compensation Discussion and Analysis.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions (if any) according to their respective ownership interests in us.

Agreements with our Affiliates in Connection with the Transactions

We and other parties have entered into, or will enter into, various agreements that will affect the transactions contemplated by this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds from this offering. While not the result of arm’s-length negotiations, we believe the terms of all of our initial agreements with Diamondback and its affiliates are or will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid for with the proceeds from this offering.

Asset Contribution Agreements

In July 2018, we entered into a contribution agreement with Diamondback by which Diamondback contributed a substantial portion of our assets to us, including (i) the Rattler Assets, (ii) Diamondback’s field office, certain SWD wells, gathering and frac ponds in Reeves County, Texas, or the Luxe Assets, (iii) the Brigham Assets, (iv) the Fresh Water Assets, (v) certain of Diamondback’s real property interests in Glasscock, Howard, Martin, Midland, Pecos and Reeves Counties, Texas, or the Land Assets, (vi) the Tall Towers Interest, and (vii) a 25% membership interests in HMW LLC that Diamondback had acquired in October 2014, or the HMW Interest.

The contribution of the Rattler Assets occurred during fiscal years 2016 and 2017 and was comprised of $208.6 million of net property, plant and equipment, $7.9 million in equity method investments and $0.4 million of asset retirement obligations related to the contributed assets. The contribution of the Luxe Assets was effective as of September 1, 2016, and the contribution of the Land Assets was January 1, 2017. The contribution of the Brigham Assets was effective as of February 28, 2017 and had an estimated fair market value at the time of transfer of $46.7 million. The contribution of the Fresh Water Assets was effective January 1, 2018 and had a carrying value at the time of transfer of $32.8 million and $6.0 million related to fresh water inventory.

The contribution of the Tall Towers Interest was effective as of January 31, 2018. See “—Fasken Center Agreements.”

HMW LLC was formed to develop, own and operate an integrated water management system to gather, store, process, treat, distribute and dispose of water to E&P companies operating in Midland, Martin and Andrews Counties, Texas. The contribution of the HMW Interest was effective as of January 1, 2016. We recorded $1.4 million in income from investments associated with our interests in HMW LLC during fiscal year 2017. On June 30, 2018, HMW LLC’s operating agreement was amended, effective as of January 1, 2018. In exchange for Rattler LLC’s 25% investment, Rattler LLC received a 50% undivided ownership interest in two of the four SWD wells and associated assets previously owned by HMW LLC. Rattler LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

In February 2019, we entered into a contribution agreement with Diamondback by which Diamondback contributed midstream assets to us, including certain crude oil gathering, SWD wells, land and buildings Diamondback had acquired pursuant to the Ajax acquisition on October 31, 2018 and the Energen acquisition on November 29, 2018. The contribution was effective as of January 1, 2019 and was comprised of approximately $297.6 million of net property, plant and equipment and $3.3 million of asset retirement obligations related to the contributed assets.

Services and Secondment Agreement

We and our general partner will also enter into a services and secondment agreement with Diamondback setting forth the operational services arrangements described below. Diamondback will second certain operational, construction, design and management employees and contractors of Diamondback to our general partner, the partnership and our subsidiaries, or, collectively, the Partnership Parties, to provide management, maintenance and operational functions with respect to our assets. During their period of secondment, the seconded employees will be under the direct management, supervision and control of Diamondback and its subsidiaries (other than the Partnership Parties) with respect to the provision of services to the Partnership Parties.

The Partnership Parties will reimburse Diamondback for the cost of the seconded employees and contractors, including their wages and benefits. If a seconded employee or contractor performs services for both Diamondback and its subsidiaries (other than the Partnership Parties) and the Partnership Parties, the Partnership Parties will only reimburse Diamondback for a prorated portion of such employee’s overall wages and benefits or the costs associated with such contractor, in each case based on the percentage of the employee’s or contractor’s time spent working for the Partnership Parties, as determined in good faith by Diamondback and its subsidiaries (other than the Partnership Parties) and the Partnership Parties. The Partnership Parties will reimburse Diamondback on a monthly basis or at other intervals that Diamondback and the general partner may agree from time to time. We anticipate that the size of the reimbursement to Diamondback will vary with the size and scale of our operations, among other factors. We currently anticipate these reimbursable expenses will be approximately $7.7 million for the twelve months ending June 30, 2020 based on our current operations, which excludes $1.4 million of incremental general and administrative expenses that we expect to incur annually as a result of us becoming a publicly traded partnership.

The services and secondment agreement will have an initial term of 15 years and will automatically extend for successive extension terms of one year each, unless terminated by either party upon at least 30 days’ prior written notice before the end of the initial term or any extension term. In addition, the Partnership Parties may terminate the agreement in whole at any time upon written notice stating the date of termination or terminate any particular service provided to the Partnership Parties by a seconded employee or contractor under the agreement at any time upon 30 days’ prior written notice.

Commercial Agreements

We derive substantially all of our revenue from our commercial agreements with Diamondback for the provision of midstream services. For the year ended December 31, 2017, we received $7.6 million, $2.9 million and $27.9 million under the terms of our crude oil gathering agreement, our gas gathering and compression agreement and our produced and flowback water gathering and disposal agreement with Diamondback, respectively. We did not provide water services to Diamondback in 2017. For the year ended December 31, 2018, we received $16.0 million, $6.4 million, $72.4 and $77.0 million under the terms of our crude oil gathering agreement, our gas gathering and compression agreement, our produced and flowback water gathering and disposal agreement and our fresh water services agreement with Diamondback, respectively. For the three months ended March 31, 2019, we received $5.9 million, $2.5 million, $58.8 and $24.9 million under the terms of our crude oil gathering agreement, our gas gathering and compression agreement, our produced and flowback water gathering and disposal agreement and our fresh water services agreement with Diamondback, respectively. For more information about our operational agreements with Diamondback, please read “Business—Our Commercial Agreements with Diamondback.”

Exchange Agreement

We will enter into an exchange agreement with Diamondback, our general partner and Rattler LLC, under which Diamondback can tender Rattler LLC Units and an equal number of Diamondback’s Class B Units, together referred to as the Tendered Units, for redemption to Rattler LLC and us. As consideration for the Tendered Units, Diamondback has the right to receive upon redemption, at the election of Rattler LLC with the approval of the conflicts committee of our general partner’s board of directors, either a number of our common units equal to the number of Tendered Units or a cash payment equal to the sum of (i) the number of Tendered Units multiplied by the average daily trading price of our common units for the prior 20 days plus (ii) the number of Tendered Units multiplied by the quotient of $1,000,000 divided by the number of then outstanding Class B Units. In addition, we have the right but not the obligation, to offer to directly purchase such Tendered Units for, subject to the approval of the conflicts committee of our general partner’s board of directors, cash or our common units at our election.

The exchange agreement also provides that, subject to certain exceptions, Diamondback will not have the right to exchange its Rattler LLC Units if Rattler LLC or we determine that such exchange would be prohibited by law or regulation or would violate other agreements to which we may be subject, and Rattler LLC and we may impose additional restrictions on the exchange that either of us determines necessary or advisable so that we are not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

If Rattler LLC elects to receive our common units in exchange for Diamondback’s Tendered Units, the exchange will be on a one-for-one basis, subject to adjustment in the event of splits or combinations of units, distributions of warrants or other unit purchase rights, specified extraordinary distributions and similar events. If

Rattler LLC elects to deliver cash in exchange for Diamondback’s Tendered Units, or if we exercise our right to purchase Tendered Units for cash, the amount of cash payable will be based on the average daily trading price of our common units for the prior 20 days.

Registration Rights Agreement

We will enter into a registration rights agreement with Diamondback under which Diamondback will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for common units that it owns or acquires, including through the exchange of Diamondback’s Class B Units and Rattler LLC Units for our common units in accordance with the exchange agreement.

Equity Contribution Agreement

Prior to this offering, we will enter into an equity contribution agreement with Rattler LLC under which we will contribute all of the net proceeds of this offering to Rattler LLC in exchange for 33,333,333 Rattler LLC Units. Rattler LLC will use the contributed funds to make distributions to Diamondback and for general company purposes.

Fasken Center Agreements

We have entered into a long-term lease agreement with Diamondback for certain office space located within the Fasken Center. Effective January 31, 2018, Diamondback contributed all of its membership interest in Tall Towers, which owns the Fasken Center in Midland, Texas, to Rattler LLC pursuant to the asset contribution agreement. Diamondback is a tenant in the Fasken Center. For the year ended December 31, 2018 and the three months ended March 31, 2019, we received $2.6 million and $0.8 million related to our lease agreement with Diamondback, respectively.

Tax Sharing Agreement

In connection with the closing of this offering, Rattler LLC will enter into a tax sharing agreement with Diamondback pursuant to which Rattler LLC will reimburse Diamondback for its share of state and local income and other taxes borne by Diamondback as a result of Rattler LLC’s results being included in a combined or consolidated tax return filed by Diamondback with respect to taxable periods including or beginning on the closing date of this offering. The amount of any such reimbursement will be limited to the tax that Rattler LLC would have paid had it not been included in a combined group with Diamondback. Diamondback may use its tax attributes to cause its combined or consolidated group, of which Rattler LLC may be a member for this purpose, to owe no tax. However, Rattler LLC would nevertheless reimburse Diamondback for the tax Rattler LLC would have owed had the attributes not been available or used for its benefit, even though Diamondback had no cash expense for that period.

Procedures for Review, Approval and Ratification of Related Person Transactions

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board of directors in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our common unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board of directors in light of the circumstances, the resolution may be determined by the board of directors in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct and ethics, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership. Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. Our partnership agreement also specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law.

When our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning it must not act in a manner that it believes is adverse to our interest. This duty to act in good faith is the default standard set forth under our partnership agreement and our general partner will not be subject to any higher standard.

Our partnership agreement specifies decisions that our general partner may make in its individual capacity, and permits our general partner to make these decisions free of any contractual or other duty to us or our common unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

When the directors and officers of our general partner cause our general partner to manage and operate our business, the directors and officers must cause our general partner to act in a manner consistent with our general partner’s applicable duties. However, the directors and officers of our general partner have fiduciary duties to manage our general partner, including when it is acting in its capacity as our general partner, in a manner that is in the best interests of Diamondback.

Conflicts may arise as a result of the duties of our general partner and its directors and officers to act for the benefit of its owners, which may conflict with our interests and the interests of our public unitholders. Where the directors and officers of our general partner are causing our general partner to act in its capacity as our general partner, the directors and officers must cause the general partner to act in good faith, meaning they cannot cause the general partner to take an action that they believe is adverse to our interest. However, where a decision by our general partner in its capacity as our general partner is not clearly not adverse to our interest, the directors of our general partner may determine to submit the determination to the conflicts committee for review or to seek approval by the unitholders, as described below.

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its directors, executive officers and owners (including Diamondback), on the one hand, and us and our limited partners, on the other hand.

Whenever a conflict arises between our general partner or its owners, on the one hand, and us or our limited partners, on the other hand, the resolution, course of action or transaction in respect of such conflict of interest shall be conclusively deemed approved by us and all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action or transaction in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner; or

•	approved by the holders of a majority of the outstanding units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding units as described above. If our general partner does not seek approval from the conflicts committee or from holders of units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our common unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, all determinations, other actions or failures to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be presumed to be “in good faith,” and in any proceeding brought by or on behalf of us or any of our common unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to common unitholders.

The amount of cash that is available for distribution to common unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves.

Our partnership agreement permits us to borrow funds to make a distribution, and further provides that we and our subsidiaries may borrow funds from our general partner and its affiliates.

The directors and executive officers of our general partner who are also officers and directors of Diamondback have a fiduciary duty to make decisions in the best interests of the owners of Diamondback, which may be contrary to our interests.

The executive officers and certain directors of our general partner are also officers and directors of Diamondback. These officers and directors have fiduciary duties to Diamondback that may cause them to pursue business strategies that disproportionately benefit Diamondback or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Diamondback, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our partnership agreement restricts the remedies available to our common unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that have the effect of restricting the remedies available to our common unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner will not have any liability to us or our common unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it did not believe that the decision was adverse to the interests of the partnership;

•

our general partner and its officers and directors will not be liable for monetary damages or otherwise to us or our limited partners for any losses sustained or liabilities incurred as a result of the general partner’s, officer’s or director’s determinations, acts or omissions in their capacities as general partner, officers or directors, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of the conduct of our general partner or such officer or director engaged by it in bad faith, willful misconduct or fraud or, with respect to any criminal conduct, with knowledge that such conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision our general partner, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the common unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•

expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other entities;

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•

purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “Our Partnership Agreement—Meetings; Voting” for information regarding the voting rights of unitholders.

Our general partner determines which of the costs it incurs on our behalf are reimbursable by us.

We reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement and the services and secondment agreement provides that our general partner will determine such other expenses that are allocable to us, and neither the partnership agreement nor the services and secondment agreement limits the amount of expenses for which our general partner and its affiliates may be reimbursed. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions.”

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates (including Diamondback) own more than 80% of the units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a unitholder may have his units purchased from him at an undesirable time or price. The common units and Class B Units will be considered limited partner interests of a single class for these provisions. Please read “Our Partnership Agreement—Limited Call Right.”

We may choose to not retain separate counsel for ourselves or for the holders of units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business activities other than acting as our general partner, engaging in activities incidental to its ownership interest in us and providing management, advisory, and administrative services to its affiliates or to other persons. However, affiliates of our general partner, including Diamondback, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. In addition, Diamondback may compete with us for investment opportunities and may own an interest in entities that compete with us. Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and Diamondback. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us.

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions eliminating the fiduciary duties that might otherwise be owed by our general partner and replacing them with contractual standards of conduct. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner that is in the best interests of its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. The provisions eliminating and replacing the default fiduciary standards benefit our general partner by enabling it to take into consideration all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions represent a detriment to our public unitholders because they restrict the remedies available to our public unitholders for actions that, without those provisions, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests. The following is a summary of:

•	the default fiduciary duties under by the Delaware Act;

•	the standards contained in our partnership agreement that replace the default fiduciary duties; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith,” meaning that it believed its actions or omissions were not adverse to the interests of the partnership, and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards replace the obligations to which our general partner would otherwise be held. If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption and proving that such decision was not in good faith. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of limited partners	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its reliance on the provisions of our partnership agreement.

By purchasing our common units, each unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct of our general partner or such officer or director engaged by it in bad faith, willful misconduct or fraud or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF OUR UNITS

Common Units and Class B Units

Our common units and Class B Units represent limited partner interests in us. The holders of our common units and Class B Units are entitled to exercise the rights and privileges provided to limited partners under our partnership agreement, but only holders of our common units are entitled to participate in partnership distributions (except to the extent of the cash preferred distributions equal to 8% per annum payable quarterly on the $2.0 million in aggregate capital contributions made to us by Diamondback and our general partner).

For a description of the relative rights and privileges of holders of our common units to partnership distributions, please read “How We Make Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.” Following the completion of this offering, 33,333,333 common units will be outstanding (or 38,333,333 common units if the underwriters exercise in full their option to purchase additional common units) and 118,181,819 Class B Units will be outstanding (or 113,181,819 Class B Units if the underwriters exercise in full their option to purchase additional common units).

Jury Trial Waiver

Our partnership agreement provides that, to the extent permitted by law, holders of common units waive the right to a jury trial of any claim they may have against us arising out of or relating to the common units or our partnership agreement, including any claim under the U.S. federal securities laws. If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See “Risk Factors—Risks Inherent in an Investment in Us—Holders of our common units may not be entitled to a jury trial with respect to claims arising under our partnership agreement, which could result in less favorable outcomes to the plaintiffs in any such action.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as the transfer agent for the common units and Class B Units. We will pay all fees charged by the transfer agent for transfers of common units and Class B Units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit or Class B Unit; and

•	other similar fees or charges.

Unless our general partner determines otherwise in respect of some or all of any classes of our partnership interests, our partnership interests will be evidenced by book-entry notation on our partnership register and not by physical certificates.

There will be no charge to our common unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units and Class B Units

By transfer of our common units in accordance with our partnership agreement, each transferee of common units and Class B Units shall be admitted as a limited partner with respect to the class of units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

Notwithstanding the foregoing, Class B Units can only be transferred to affiliates of Diamondback, and then only together with an equal number of Rattler LLC Units.

A transferee will become a substituted limited partner of our partnership for the transferred units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit or Class B Unit, as applicable, as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units and Class B Units are securities and are transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units or Class B Units.

Until a common unit or Class B Unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or securities exchange regulations.

Exchange Listing

We have applied for listing of our common units on Nasdaq under the symbol “RTLR.” Our Class B Units will not be listed on any securities exchange.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is included in this prospectus as Appendix A. We will provide investors and prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash, please read “Cash Distribution Policy and Restrictions on Distributions;” and

•	with regard to the transfer of common units, please read “Description of Our Units—Transfer of Common Units and Class B Units.”

Organization and Duration

We were organized in July 2018 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than those relating to the midstream energy business, other than activities relating to the Fasken Center, our general partner currently has no plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or our limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that call for the approval of a “unit majority” require the approval of a majority of the outstanding common units and the Class B Units, voting together as a single class.

Following the completion of this offering, Diamondback will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its approximately 78% ownership of our common units and Class B Units (or approximately 75% ownership of our common units and Class B Units if the underwriters exercise in full their option to purchase additional common units).

In voting their common units or Class B Units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners. The holders of a majority of the common units and Class B Units (including common units or

Class B Units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a unit majority, excluding units held by our general partner and its affiliates, if any, is required for the withdrawal of our general partner prior to June 23, 2024 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Class B Units

Following the completion of this offering, Diamondback will hold the same number of Class B Units and Rattler LLC Units. Each Class B Unit is entitled to one vote on matters that are submitted to our holders of

Class B Units for a vote. If at any time Diamondback or any other record holder of one or more Class B Units does not hold an equal number of Class B Units and Rattler LLC Units, we will issue additional Class B Units to such holder or cancel Class B Units held by such holder, as applicable, such that the number of Class B Units held by such holder is equal to the number of Rattler LLC Units held by such holder. Our common units and the Class B Units are treated as a single class on all such matters submitted for a vote of our unitholders. Additional limited partner interests having special voting rights could also be issued. Please read “—Issuance of Additional Partnership Interests” below.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

We conduct business in Texas. We may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a partner or member of our subsidiaries may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying such entities to do business in such locations.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders. However, subject to certain limited exceptions, we will not issue any additional common units unless we contribute the net cash proceeds or other consideration received from the issuance of such additional common units to Rattler LLC in exchange for an equivalent number of Rattler LLC Units.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our current or future subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common units, that existed immediately prior to each issuance. The common unitholders do not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in a manner not adverse to us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Following the completion of this offering, Diamondback will own no common units and an aggregate of 118,181,819 Class B Units, representing an aggregate 78% limited partner interest (or no common units and an aggregate of 113,181,819 Class B Units, representing an aggregate 75% limited partner interest, if the underwriters exercise in full their option to purchase additional common units).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state;

•	a change in our fiscal year or taxable year and related changes;

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or Diamondback or their directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	merger or conveyance pursuant to our partnership agreement; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•

are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners, and is not permitted to be adopted by our general partner without limited partner approval, will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any such amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any such amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding common units and Class B Units, voting together as a single class, constitute not less than the voting requirement sought to be reduced. Any such amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our common unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our common units will be an identical unit of our partnership following the transaction and the partnership interests to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our common unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•

the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability under Delaware law of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to or on June 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. After June 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a unit majority. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. Following the completion of this offering, an affiliate of our general partner will own approximately 78% of our outstanding units.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph. In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of any unitholder. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Transfer of Ownership Interests in the General Partner

At any time, the owner of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our common unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Rattler Midstream GP LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 97% of the limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. If our general partner and its affiliates (including Diamondback) reduce their ownership to below 75% of the outstanding units, the ownership threshold to exercise the call right will be permanently reduced to 80%. The common units and Class B Units are considered limited partner interests of a single class for these provisions. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “United States Federal Income Tax Considerations—Consequences to U.S. Holders—Sale, Exchange, Certain Redemptions, or Other Taxable Disposition” and “United States Federal Income Tax Considerations—Gain on Disposition of Common Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on our ability to operate our assets or generate revenues from our assets, our partnership agreement provides our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that the tax status (or lack of proof thereof) of one or more of our limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on our ability to operate our assets or generate revenues from our assets, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on our ability to operate our assets or generate revenues from our assets or who fails to comply with the procedures instituted by our general partner to obtain proof of such person’s federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner (or its owners, to the extent relevant), then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (or their owners, to the extent relevant); and

•

permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our common unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed.

Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. Our general partner may postpone any meeting of unitholders one or more times for any reason by giving notice to the unitholders entitled to vote at such meeting. Our general partner may also adjourn any meeting of unitholders one or more times for any reason, including the absence of a quorum, without a vote of the unitholders.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Any notice, demand, request, report or proxy material required or permitted to be given or made to record unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of units in accordance with our partnership agreement, each transferee of units shall be admitted as a limited partner with respect to the units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•

any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•

any person who is or was serving as a manager, managing member, general partners, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year (or such shorter period as required by the SEC), an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter (or such shorter period as required by the SEC). We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website that we maintain.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed; and

•	such other information regarding our affairs as our general partner determines is just and reasonable.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Our partnership agreement limits the rights to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units proposed to be sold by our general partner or any of its affiliates (including common units issued upon conversion of Class B Units) or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims and irrevocably waives the right to trial by jury. If any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. These provisions apply to all claims, suits, actions or proceedings described in this paragraph, including claims under the federal securities laws, to the extent permitted by applicable law.

By purchasing a unit, a holder of units is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

RATTLER LLC LIMITED LIABILITY COMPANY AGREEMENT

The following is a summary of the material provisions of the limited liability company agreement of Rattler LLC. The limited liability company agreement of Rattler LLC is included in this prospectus as Appendix B. We will provide prospective investors with a copy of the limited liability company agreement upon request at no charge.

Since the partnership owns all of the managing member interests of Rattler LLC, determinations made by us under the limited liability company agreement will be made by our general partner.

Organization and Duration

Rattler LLC was formed in July 2014 and will have a perpetual existence unless terminated under the terms of the limited liability company agreement.

Purpose

Rattler LLC’s purpose under the limited liability company agreement is limited to any business activity that is approved by its managing member and that lawfully may be conducted by a limited liability company organized under Delaware law; provided that the managing member shall not cause Rattler LLC to take any action that the managing member determines would be reasonably likely to cause Rattler LLC to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although we have the ability to cause Rattler LLC to engage in activities other than those related to the midstream energy business, other than activities relating to the Fasken Center, we have no current plans to do so and may decline to do so free of any duty or obligation whatsoever to Rattler LLC or the non-managing members, including any duty to act in the best interests of Rattler LLC or the non-managing members. We are authorized in general to perform all acts we determine to be necessary or appropriate to carry out Rattler LLC’s purposes and to conduct its business.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” We are not obligated to make any capital contributions.

Management; Voting Rights

The business, property and affairs of Rattler LLC are managed under the sole, absolute and exclusive direction of the managing member, which may from time to time delegate authority to its officers or to others to act on behalf of Rattler LLC. No non-managing member, in his or her capacity as such, has the right to participate in or have any control over the business of Rattler LLC.

Except as expressly provide in the limited liability company agreement, no non-managing member has the right to vote on any matter involving Rattler LLC, including with respect to any merger, consolidation, combination or conversion of Rattler LLC, or any other matter that a member might otherwise have the ability to vote or consent with respect to under the Delaware Limited Liability Company Act, or the Delaware LLC Act, at law, in equity or otherwise.

Limited Liability

Under the Delaware LLC Act, a limited liability company may not make a distribution to a member if, after the distribution, all liabilities of the limited liability company, other than liabilities to members on account of their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the limited liability company. For the purpose of determining the fair value of the assets of a limited liability company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited liability company only to the extent that the fair value of that property exceeds the non-recourse liability. The Delaware LLC Act provides that a member who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware LLC Act shall be liable to the limited liability company for the amount of the distribution for three years.

Applicable Law; Forum, Venue and Jurisdiction

The limited liability company agreement is governed by Delaware law. The limited liability company agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the limited liability company agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the limited liability company agreement or the duties, obligations or liabilities among members or of members to Rattler LLC, or the rights or powers of, or restrictions on, the members or Rattler LLC);

•	brought in a derivative manner on our behalf;

•

asserting a claim of breach of a duty (including a fiduciary duty) owed by any director, officer or other employee of our general partner or Rattler LLC, or owed by the managing member, to Rattler LLC or the non-managing members;

•	asserting a claim arising pursuant to any provision of the Delaware LLC Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims and irrevocably waives the right to trial by jury.

If any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse Rattler LLC and its affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

By purchasing a Rattler LLC Unit, a member is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Issuance of Additional Membership Interests

The limited liability company agreement authorizes Rattler LLC to issue an unlimited number of additional membership interests for the consideration and on the terms and conditions determined by its managing member without the approval of any non-managing member.

At any time when we issue additional common units, we will contribute the net cash proceeds or other consideration received, if any, from the issuance of such common units in exchange for an equivalent number of

Rattler LLC Units. In addition, if we issue common units pursuant to the Exchange Agreement or pursuant to a distribution (including any split or combination) of common units to all of the holders of common units, Rattler LLC will, if necessary, issue to us an equivalent number of Rattler LLC Units, such that the number of Rattler LLC Units held by us is equal to the number of common units in the partnership outstanding.

In the event that Rattler LLC issues Rattler LLC Units to, or cancels Rattler LLC Units held by, any person other than us, we will issue Class B Units to such person or cancel Class B Units held by such person, as applicable, such that the number of Class B Units held by such person is equal to the number of Rattler LLC Units held by such person.

Transfer of Rattler LLC Units

By transfer of Rattler LLC Units in accordance with the limited liability company agreement, each transferee of Rattler LLC Units will be admitted as a member with respect to the Rattler LLC Units transferred when such transfer or admission is reflected in Rattler LLC’s register and such member becomes the record holder of the Rattler LLC Units so transferred.

At any time, the non-managing member may exchange its Rattler LLC Units (together with its Class B Units) for common units of the partnership pursuant to and in accordance with the Exchange Agreement and our partnership agreement upon a good faith written determination by Rattler LLC, that there is sufficient net built-in gains or net built-in losses (or items thereof) attributable to Rattler LLC’s assets to make an allocation pursuant to the limited liability company agreement to equalize the members’ capital account equal to its percentage interests. The limited liability company agreement also provides for additional transfer restrictions of Rattler LLC Units.

Distributions and Allocations

Rattler LLC will make distributions, if any, to all record holders of Rattler LLC Units, pro rata.

Amendment of the Limited Liability Company Agreement

The limited liability company agreement may be amended, supplemented, waived or modified by the written consent of the managing member in its sole discretion without the approval of any other member or person; provided that except as otherwise provided in the limited liability company agreement, no amendment may modify the limited liability of any member, or increase the liabilities or obligations of any member, in each case, without the consent of each such affected member. Any amendment to the limited liability company agreement may be implemented and reflected in a writing executed solely by the managing member, and the non-managing member(s) will be deemed a party to and bound by such amendment.

Dissolution

Rattler LLC will continue as a limited liability company until dissolved under the limited liability company agreement. Rattler LLC will dissolve upon:

•	our election to dissolve it, if approved by the holders of units representing a unit majority;

•	there being no members, unless Rattler LLC is continued without dissolution in accordance with applicable Delaware law; or

•	the entry of a decree of judicial dissolution of Rattler LLC pursuant to the provisions of the Delaware Act.

Liquidation and Distribution of Proceeds

Upon Rattler LLC’s dissolution, unless it is continued as a new limited liability company, the liquidator authorized to wind up Rattler LLC’s affairs will, acting with all of our powers that are necessary or appropriate, liquidate Rattler LLC’s assets and apply the proceeds of the liquidation as set forth in the limited partnership agreement. The liquidator may defer liquidation or distribution of Rattler LLC’s assets for a reasonable period of time or distribute assets to members in kind if it determines that a sale would be impractical or would cause undue loss to Rattler LLC’s members.

Withdrawal or Removal of the Managing Member

We may not be removed as Rattler LLC’s managing member unless our general partner is removed as our general partner. If we are removed as the managing member of Rattler LLC, we will automatically be removed as the general partner or managing member of each of our subsidiaries of which we are the general partner or managing member.

Indemnification

Under the limited liability company agreement, in most circumstances, Rattler LLC will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages or similar events:

•	us;

•	any person who is or was an affiliate of the managing member;

•

any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of Rattler LLC, any of Rattler LLC’s subsidiaries or any entity set forth in the preceding two bullet points;

•

any person who is or was serving as an officer, director, manager, managing member, general partner, employee, agent, general partner, fiduciary or trustee of another person owing certain duties to Rattler LLC or any of its subsidiaries at our request or the request of any of our affiliates;

•	any person who controls a managing member; and

•	any person designated by us.

Any indemnification under these provisions will only be out of Rattler LLC’s assets. Unless it otherwise agrees, we will not be personally liable for Rattler LLC’s indemnification obligations, or have any obligation to contribute or lend funds or assets to Rattler LLC to enable it to effectuate indemnification.

Books and Reports

We are required to keep appropriate books of Rattler LLC’s business at Rattler LLC’s principal offices. Rattler LLC’s fiscal year ends on December 31 of each year.

UNITS ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common units in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common units. We cannot predict the effect, if any, future sales of common units, or the availability of our common units for future sales, will have on the market price of our common units prevailing from time to time. The number of common units available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions could permit sales of substantial amounts of our common units in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our common units. These factors could also make it more difficult for us to raise funds through future offerings of our common units.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any common units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below, or issued to Diamondback or its affiliates under the Exchange Agreement. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

•	1.0% of the total number of our common units outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

At the closing of this offering, any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Partnership Interests.”

Registration Rights Agreement

We plan to enter into a registration rights agreement with Diamondback and certain of its affiliates under which Diamondback and its affiliates will be entitled to certain registration rights with respect to any of our common units that they hold. Please read “Certain Relationships and Related Party Transactions—Agreements with our Affiliates in Connection with the Transactions—Registration Rights Agreement.” Diamondback and its affiliates will also be able to sell any common units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

The executive officers and directors of our general partner and Diamondback have, and each person buying common units through the directed unit program will have, agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Registration Statement on Form S-8

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan. If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences related to the purchase, ownership and disposition of our common units by a taxpayer that holds our common units as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation or the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction, or under U.S. federal estate or gift tax laws. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	certain former citizens or long-term residents of the United States;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons that hold or are deemed to sell our common units under the constructive sale provisions of the Code;

•	persons that acquired our common units through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	real estate investment trusts or regulated investment companies;

•

persons that hold our common units as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•	persons that hold in excess of 5% of our common units.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners of a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) investing in our common units to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common units by such partnership.

YOU ARE ENCOURAGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON UNITS ARISING UNDER THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Corporate Status

Although we are a Delaware limited partnership, we will elect to be treated as a corporation for U.S. federal income tax purposes. As a result, we are subject to tax as a corporation and distributions on our common units will be treated as distributions on corporate stock for U.S. federal income tax purposes. No Schedule K-1 will be issued with respect to our common units purchased pursuant to this offering, but instead holders of common units purchased pursuant to this offering will receive a Form 1099 from us with respect to distributions received on our common units.

Consequences to U.S. Holders

The discussion in this section is addressed to holders of our common units who are U.S. holders for U.S. federal income tax purposes. A U.S. holder for purposes of this discussion is a beneficial owner of our common units and who is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) whose administration is subject to the primary supervision of and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election to be treated as a United States person.

Distributions

Distributions with respect to our common units will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution with respect to our common units exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such common units, which reduces such basis dollar-for-dollar, and thereafter as capital gain from the sale or exchange of such common units. Non-corporate holders that receive distributions on our common units that are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. federal income tax at a maximum tax rate of 20% on such dividends provided certain holding period requirements are met.

You are encouraged to consult your tax advisor as to the tax consequences of receiving distributions on our common units that do not qualify as dividends for U.S. federal income tax purposes, including, in the case of prospective corporate investors, the inability to claim the corporate dividends received deduction with respect to such distributions.

Sale, Exchange, Certain Redemptions, or Other Taxable Disposition

A U.S. holder generally will recognize capital gain or loss on a sale, exchange, certain redemptions, or other taxable disposition of our common units equal to the difference, if any, between the amount realized upon the disposition of such common units and the U.S. holder’s adjusted tax basis in those common units. A U.S. holder’s tax basis in the common units generally will be equal to the amount paid for such common units reduced (but not below zero) by distributions received on such common units that are not treated as dividends for U.S. federal income tax purposes. Such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common units sold or disposed of is more than one year. Long-term capital gains of individuals generally are subject to a reduced U.S. federal income tax rate. The deductibility of net capital losses is subject to limitations.

Backup Withholding and Information Reporting

Information returns generally will be filed with the IRS with respect to distributions on our common units and the proceeds from a disposition of our common units. U.S. holders may be subject to backup withholding (at a rate of 24%) on distributions with respect to our common units and on the proceeds of a disposition of our common units unless such U.S. holders furnish the applicable withholding agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding. Penalties apply for failure to furnish correct information and for failure to include reportable payments in income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be creditable against a U.S. holder’s U.S. federal income tax liability, and the U.S. holder may be entitled to a refund, provided the U.S. holder timely furnishes the required information to the IRS. U.S. holders are urged to consult their own tax advisors regarding the application of the backup withholding rules to their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

3.8% Tax on Net Investment Income

Certain U.S. holders that are individuals, trusts or estates will be subject to an additional tax at a rate of 3.8% on certain net investment income, which generally will include dividends received and gain recognized with respect to our common units. For individual U.S. holders, this additional tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals a U.S. holder’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. U.S. holders are urged to consult their own tax advisors regarding the application of this additional net investment income tax to their particular circumstances.

Consequences to Non-U.S. Holders

The discussion in this section is addressed to holders of our common units who are non-U.S. holders for U.S. federal income tax purposes. For purposes of this discussion, a non-U.S. holder is a beneficial owner of our common units that is an individual, corporation, estate or trust that is not a U.S. holder as defined above.

Distributions

Distributions with respect to our common units will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution treated as a dividend paid to a non-U.S. holder on our common units generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution or such lower rate as may be specified by an applicable income tax treaty. To the extent a distribution exceeds our current and accumulated earnings and profits, such distribution will reduce the non-U.S. holder’s adjusted tax basis in its common units (but not below zero). The amount of any such distribution in excess of the non-U.S. holder’s adjusted tax basis in its common units will be treated as gain from the sale of such common units and will have the tax consequences described below under “—Gain on Disposition of common units.” The rules applicable to distributions by a United States real property holding corporation, or, a USRPHC, to non-U.S. persons that exceed current and accumulated earnings and profits are not clear. As a result, it is possible that U.S. federal income tax at a rate not less than 15% (or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC) may be withheld from distributions received by non-U.S. holders that exceed our current and accumulated earnings and profits. To receive the benefit of a reduced treaty rate on distributions, a non-U.S. holder must provide the withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Non-U.S. holders are encouraged to consult their tax advisors regarding the withholding rules applicable to distributions on our common units, the requirement for claiming treaty benefits, and any procedures required to obtain a refund of any overwithheld amounts.

Distributions treated as dividends that are paid to a non-U.S. holder and are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing to the applicable withholding agent a properly executed IRS Form W-8ECI (or successor form) certifying eligibility for exemption. If a non-U.S. holder is a corporation, it may also be subject to a “branch profits tax” (at a 30% rate or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Common Units

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common units unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our common units constitute a United States real property interest by reason of our status as a USRPHC for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common units continue to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common units, more than 5% of our common units will be taxable on gain realized on the disposition of our common units as a result of our status as a USRPHC. If our common units were not regularly traded during the calendar year in which the relevant disposition by a non-U.S. holder occurs, such non-U.S. holder (regardless of the percentage of our common units owned) would be subject to U.S. federal income tax on a taxable disposition of our common units (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition. Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common units.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder, the name and address of the recipient, and the amount, if any, of tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make such reports available to tax authorities in the recipient’s country of residence.

Payments of distributions to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, provided that the withholding agent does not have actual knowledge, or reason to know, that the beneficial owner is a United States person that is not an exempt recipient.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common units effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common units effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common units effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any distributions paid on our common units if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying each direct and indirect substantial United States owner of the entity; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON UNITS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

INVESTMENT IN RATTLER MIDSTREAM LP BY EMPLOYEE BENEFIT PLANS

Investment in our common units is generally open to institutions, including pension and other funds subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA. An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, restrictions imposed by Section 4975 of the Code, and/or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, or, collectively, Similar Laws. For these purposes the term “employee benefit plan,” or a Plan, includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or individual retirement accounts or annuities, or IRAs, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts or arrangements. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of a Plan, or who renders investment advice to a Plan for a fee or other compensation, is generally considered to be a fiduciary of the Plan, or a Plan Fiduciary. Among other things, whether or not subject to ERISA or the Code, a Plan Fiduciary should consider whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a Plan Fiduciary’s duties to the plan including, without limitation:

•	whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws, if applicable;

•	whether the investment provides sufficient liquidity to permit benefit payments to be made as they become due;

•	any requirement that the Plan Fiduciary annually value the assets of the plan;

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws, since there is a high degree of risk in purchasing common units;

•	whether the investment is for the exclusive purpose of providing benefits to participants and their beneficiaries; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

Plans investing in common units have no assurance of a full return of the amount invested. Each Plan Fiduciary must carefully consider the appropriateness of investing the assets of its plan in our common units and, before deciding to invest in our common units, must be satisfied that investment in our common units is prudent for the plan, that the investments of the plan, including its investment in our common units, are diversified so as to minimize the risks of large losses and that an investment in our common units complies with and is authorized by the appropriate governing instrument and is a proper investment for the plan. Section 406 of ERISA and Section 4975 of the Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the plan.

The U.S. Department of Labor, or DOL, has issued new regulations that redefine the term “fiduciary” and when a party becomes a fiduciary in connection with the provision of “investment advice” in the context of plan investment decisions. The new DOL fiduciary rule provides an exception that excludes from the definition of investment advice, recommendations to independent fiduciaries with financial expertise that are acting on behalf of plans in arm’s length transactions, if certain conditions are met. The independent fiduciary must be a bank, insurance carrier qualified to do business in more than one state, investment adviser registered under the Investment Advisers Act of 1940 or by a state, broker-dealer registered under the Exchange Act, or any other independent fiduciary that holds, or has under management or control, assets of at least $50 million, and: (i) The person making the recommendation must know or reasonably believe that the independent fiduciary of the plan is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (the person may rely on written representations from the plan or independent fiduciary to satisfy this condition); (ii) the person must fairly inform the independent fiduciary that the person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transaction and must fairly inform the independent fiduciary of the existence and nature of the person’s financial interests in the transaction; (iii) the person must know or reasonably believe that the independent fiduciary of the plan is a fiduciary under ERISA or the Code, or both, with respect to the transaction and is responsible for exercising independent judgment in evaluating the transaction (the person may rely on written representations from the plan or independent fiduciary to satisfy this condition); and (iv) the person cannot receive a fee or other compensation directly from the plan, Plan Fiduciary, plan participant or beneficiary, IRA, or IRA owner for the provision of investment advice (as opposed to other services) in connection with the transaction.

Although the current status of the new fiduciary regulations is unsettled (in March 2018, the Fifth Circuit vacated the regulations two days after the Tenth Circuit affirmed the rule), we reserve the right to require certain representations or assurances from prospective investors subject to ERISA to determine compliance with ERISA provisions and to establish that the prospective ERISA investor is and will remain represented by a fiduciary independent of our general partner, the partnership, Rattler LLC, their affiliates, and their respective members, partners, managers, stockholders, officers, directors, and employees, who is capable of evaluating investment risks independently, both in general and with regard to the particular transactions and investment strategies relating to our common units and who will be responsible for exercising independent judgment in evaluating such investment. If the prospective ERISA investor cannot make the representations set forth above, the prospective ERISA investor must immediately contact our general partner and the subscription will not be accepted unless specifically agreed to by our general partner.

Prohibited Transactions. Section 406 of ERISA and Section 4975 of the Code prohibit plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the Plan Fiduciary that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of Interests, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. Because of the foregoing, our common units should not be purchased or held by any plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws. By its purchase, each prospective investor will be deemed to have represented that either (i) it is not a plan that is subject to the prohibited transaction rules of ERISA or the Code, (ii) it is not an entity whose assets include assets of a plan or (iii) its investment in the Fund will not constitute a non-exempt prohibited transaction under ERISA or the Code.

Plan Assets. The DOL has adopted regulations that treat the assets of certain pooled investment vehicles as “plan assets,” or the “look-through rule,” for purposes of the reporting, disclosure, prohibited transaction and fiduciary responsibility provisions of ERISA and the Code. Section 3(42) of ERISA defines the term “Plan Assets” to mean plan assets as defined by such regulations as the DOL may prescribe. In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

The term “Benefit Plan Investors” includes any employee benefit plan subject to part 4 of subtitle B of Title I of ERISA (i.e., plans subject to the fiduciary provisions of ERISA), any plan to which the prohibited transaction provisions of Section 4975 of the Code apply (e.g., IRAs and Keogh plans), and any entity whose underlying assets include Plan Assets by reason of a Plan’s investment in such entity.

The Department of Labor plan assets regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•

the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•

the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

•

there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

We believe that the look-through rule will not apply to an investment in our common units and the underlying interests in the partnership will not be considered plan assets, during any period that our common units are publicly offered securities. If the underlying assets of the partnership or Rattler LLC are considered assets of Benefit Plan Investors, our general partner, as a fiduciary of the partnership, will be a “party in interest” as defined in ERISA and a “disqualified person” as defined in the Code with respect to the plan. Generally, the fiduciary provisions of ERISA require fiduciaries of a plan to act for the exclusive benefit of the participants and the beneficiaries of the plans whose assets they manage, to employ the care, skill, prudence and diligence that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims, to diversify investments so as to minimize the risks of large losses, and to comply with constituent documents of such plans. The Plan Fiduciary of a plan, and not our general partner as an investment manager of only a portion of a plan’s assets, is responsible for the overall diversification of the assets of such plan.

If the underlying assets of the partnership or Rattler LLC are considered assets of Benefit Plan Investors under ERISA and a prohibited transaction were to occur, or the acquisition of our common units by a Benefit Plan Investor were to constitute a prohibited transaction, and no exemption were available, then our general partner and any other Plan Fiduciary or “party in interest” that has engaged in the prohibited transaction could be required (i) to restore to the plan any profit realized on the transaction and (ii) to reimburse the plan for any losses suffered by the plan as a result of such investment. In addition, each “disqualified person” (within the meaning of Code section 4975) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year such transaction continues and, unless such transaction were corrected within statutorily required periods, to an additional tax of 100%. Plan Fiduciaries who decide to invest in or common units could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investing in our common units or as co-fiduciaries for actions taken by or on behalf of the partnership, our general partner, or Rattler LLC. The DOL also may assess an additional 5% civil penalty on a prohibited transaction and is required to assess a 20% civil penalty on any amount recovered from a Plan Fiduciary or from any other person who knowingly participates in a breach of fiduciary responsibility by a Plan Fiduciary if such amount is recovered pursuant to a settlement with the DOL or ordered by a court. This mandatory 20% civil penalty is reduced by the amount of any other civil penalty or excise tax imposed in connection with a prohibited transaction. For IRAs that invest in our common units, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, could cause the IRA to lose its tax-exempt status.

Furthermore, unless appropriate administrative exemptions were available or were obtained, the partnership would be restricted from acquiring an otherwise desirable investment or from entering into an otherwise favorable transaction, if such acquisition or transaction would constitute a “prohibited transaction.”

The information contained herein and in the other documentation provided to investors in connection with an investment in our common units is intended to satisfy the alternative reporting option for “eligible indirect compensation” on Schedule C of the Form 5500, in addition to the other purposes for which such documents were created. PLAN FIDUCIARIES CONTEMPLATING A PURCHASE OF COMMON UNITS SHOULD CONSULT WITH THEIR OWN COUNSEL REGARDING THE CONSEQUENCES UNDER ERISA, THE INTERNAL REVENUE CODE AND ANY OTHER APPLICABLE SIMILAR LAWS IN LIGHT OF THE SERIOUS PENALTIES IMPOSED ON PERSONS WHO ENGAGE IN PROHIBITED TRANSACTIONS OR OTHER VIOLATIONS.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that Plan Fiduciaries, or other persons considering purchasing our common units on behalf of, or with the assets of, any plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the common units. Acceptance of subscriptions on behalf of Benefit Plan Investors is in no respect a representation by the partnership, our general partner, Rattler LLC or any other party that this investment meets all relevant legal requirements with respect to investments by any particular plan. A Plan Fiduciary, by investing in our common units, signifies its informed consent to the risks involved in doing so and to the business terms of the partnership. Moreover, Similar Laws governing the investment and management of the assets of governmental, certain church or non-U.S. plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code (as discussed above). Accordingly, fiduciaries of such governmental, church or non-U.S. plans, in consultation with their advisors, should consider the effect of their respective laws and regulations on an investment in our common units and the considerations discussed above, if applicable.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                  , we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives, the following respective numbers of common units:

Underwriters	Number of Common Units
Credit Suisse Securities (USA) LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
Capital One Securities, Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC
Evercore Group L.L.C.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
Piper Jaffray & Co.
Tudor, Pickering, Holt & Co. Securities, Inc.
Raymond James & Associates, Inc.
Seaport Global Securities LLC
Northland Securities, Inc.
PNC Capital Markets LLC
TD Securities (USA) LLC

Total	33,333,333

The underwriting agreement provides that the underwriters are obligated, severally and not jointly, to purchase all the common units in the offering if any are purchased, other than those common units covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. Sales of common units outside of the United States may be made by affiliates of the underwriters.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 5,000,000 additional common units at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common units. If any common units are purchased with this option, the underwriters will purchase such common units in approximately the same proportion as shown in the table above.

The underwriters propose to offer the common units initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per common unit.

The underwriters and selling group members may allow a discount of $         per common units on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Common Unit		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000.

We, our general partner, Rattler LLC, Energen Resources Corporation (an indirect wholly-owned subsidiary of Diamondback), Diamondback and the directors and executive officers of our general partner have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Credit Suisse Securities (USA) LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units, Class B Units (including, without limitation, common units and Class B Units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units and Class B Units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units or Class B Units (other than common units offered hereby, common units issued pursuant to employee benefit plans, qualified option plans or other employee compensation plans existing on the date of this prospectus, the Class B Units and Rattler LLC Units issued to Diamondback and Energen Resources Corporation pursuant to our partnership agreement, and any exchange or redemption at any time or from time to time of any Class B Units and Rattler LLC Units held by Diamondback or Energen Resources Corporation for common units), or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units or Class B Units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units, Class B Units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units, Class B Units or securities convertible into or exercisable or exchangeable for common units, Class B Units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

These lock-up restrictions are subject to certain specific exceptions, including, in the case of Energen Resources Corporation, Diamondback and the executive officers and directors of our general partner, (i) transactions relating to our common units or other securities acquired in the open market after the completion of this offering, (ii) transfers of common units as bona fide gifts, sales or other dispositions of any class of our units made exclusively between or among the holder and such holder’s immediate family members or affiliates, including partners or limited liability company members, provided that the recipient of the units agrees to be bound by the same restrictions on transfers and other dispositions as the holder, no public filing is or will be required or voluntarily made during the term of the lock-up in connection with such transfer, sale of other disposition and Credit Suisse Securities (USA) LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC are notified of such proposed transfer or disposition at least two business days in advance thereof, (iii) the exercise of warrants or options granted pursuant to our option or incentive plans or otherwise outstanding on the date hereof, in each case as described herein, and (iv) any transfer by the holder of our common units, Class B Units or Rattler LLC Units to an affiliate of the holder.

Credit Suisse Securities (USA) LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common units and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

The underwriters have reserved for sale at the initial public offering price up to 5% of the common units being offered by this prospectus for sale to the directors, director nominees and executive officers of our general partner who have expressed an interest in purchasing common units in the offering. If purchased by these persons, these common units will be subject to a 180-day lock-up restriction. The number of common units available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same terms as the other common units.

We have applied to list the common units on Nasdaq, under the symbol “RTLR.” In connection with the listing of the common units on Nasdaq, the underwriters will undertake to sell round lots of 100 common units or more to a minimum of 450 beneficial owners.

Prior to this offering, there has been no public market for our common units. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common units following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common units will trade in the public market subsequent to this offering or that an active trading market for the common units will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common units over-allotted by the underwriters is not greater than the number of common units that they may purchase in the over-allotment option. In a naked short position, the number of common units involved is greater than the number of common units in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing common units in the open market.

•

Syndicate covering transactions involve purchases of common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common units who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common units until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result the price of our common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of common units to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units being offered by this prospectus (excluding the common units that may be issued upon the underwriters’ exercise of their option to purchase additional common units) for sale at the initial public offering price to persons who are directors, officers or employees of our general partner and its affiliates and certain other persons associated with us, as designated by us, by Merrill Lynch, Pierce, Fenner & Smith Incorporated through a directed unit program. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of the officers and directors of our general partner who have entered into lock-up agreements, each person buying common units through the directed unit program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell, transfer, assign, pledge or hypothecate any common units with respect to units purchased in the program. For certain officers and directors of our general partner purchasing common units through the directed unit program, the lock-up agreements described above shall govern with respect to their purchases. Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors of our general partner, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered by this prospectus. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated and the underwriters in connection with the directed unit program, including for the failure of any participant to pay for its units.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. We anticipate that affiliates of Credit Suisse Securities (USA) LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Wells Fargo Securities, LLC, Capital One Securities, Inc., Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and PNC Capital Markets LLC will be lenders under Rattler LLC’s new revolving credit facility and will receive origination fees and expenses funded by a portion of the proceeds of this offering. Additionally, affiliates of certain of the underwriters are lenders under Viper’s and/or Diamondback’s revolving credit facilities.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the common units or possession or distribution of this prospectus or any other offering or publicity material relating to the common units in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common units or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of common units by it will be made on the same terms.

Hong Kong

The common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, common units and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The audited financial statements of Rattler Midstream Operating LLC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and certain expenses of Fasken Midland LLC included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Rattler Midstream LP included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the common units offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the common units offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website.

After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.rattlermidstream.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our common unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our common unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Diamondback is subject to the information requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. You may read Diamondback’s filings on the SEC’s website and at the Public Reference Room described above or Diamondback’s website at www.diamondbackenergy.com. Diamondback’s common stock trades on Nasdaq under the symbol “FANG.” Information on Diamondback’s website or in Diamondback’s filings is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded partnership and our capital programs. All statements in this prospectus about our forecasted results for the twelve months ending March 31, 2020 constitute forward-looking statements.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	Diamondback’s ability to meet its drilling and development plans on a timely basis or at all;

•	changes in general economic conditions;

•	competitive conditions in our industry;

•	actions taken by third party operators, gatherers, processors and transporters;

•	the demand for and costs of conducting midstream infrastructure services;

•	our ability to successfully implement our business plan;

•	our ability to complete internal growth projects on time and on budget;

•	the price and availability of debt and equity financing;

•	the availability and price of crude oil and natural gas to the consumer compared to the price of alternative and competing fuels;

•	competition from the same and alternative energy sources;

•	energy efficiency and technology trends;

•	operating hazards and other risks incidental to our midstream services;

•	natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	interest rates;

•	labor relations;

•	defaults by Diamondback under our commercial agreements;

•	our lack of asset and geographic diversification;

•	changes in availability and cost of capital;

•	increases in our tax liability;

•	the effect of existing and future laws and government regulations;

•	terrorist attacks or cyber threats;

•	the effects of future litigation; and

•	certain factors discussed elsewhere in this prospectus.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

RATTLER MIDSTREAM LP

PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Set forth below are the unaudited pro forma combined balance sheet as of December 31, 2018 and the unaudited pro forma combined statements of operations for the year ended December 31, 2018 (together with the notes to the unaudited pro forma combined financial statements, the “pro forma financial statements”) of Rattler Midstream LP (the “Partnership”). The unaudited pro forma combined financial statements, prepared in connection with the initial public offering (the “Offering”) of common units representing limited partner interests in the Partnership, have been derived from the historical consolidated financial statements of Rattler Midstream Operating LLC (“Rattler LLC”), the accounting predecessor of the Partnership formed by Diamondback Energy, Inc. (“Diamondback”) to, among other things, provide midstream services to Diamondback, and Fasken Midland LLC (“Fasken Midland”), the entity from which Diamondback, through its wholly-owned subsidiary Tall City Towers LLC (“Tall Towers”), acquired on January 31, 2018 and contributed to Rattler LLC effective January 31, 2018, certain real property and related assets in Midland, Texas (the “Fasken Center”) for a purchase price of approximately $110.0 million, which are included elsewhere in this prospectus.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma combined financial statements provide a more detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial information. The unaudited pro forma financial information should be read in conjunction with “Capitalization,” “Use of Proceeds,” “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the “Unaudited Condensed Consolidated Financial Statements” of Rattler LLC, which include Tall Towers from the date of contribution on January 31, 2018, the “Financial Statements” of Rattler LLC and the “Statement of Revenues and Certain Expenses” of Fasken Midland.

The unaudited pro forma financial information has been prepared to reflect adjustments to Rattler LLC’s historical financial information that are (i) directly attributable to the Offering, (ii) attributable to transactions other than the Offering and (iii) factually supportable, and with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on the Partnership’s results.

The transactions directly attributable to the Offering reflected in the accompanying pro forma combined financial statements include:

•	the contribution to the Partnership by Diamondback in relation to the Class B Units of $1.0 million in cash;

•	the contribution to the Partnership by the Partnership’s general partner in relation to its general partner interest of $1.0 million in cash;

•	issuance of 118,181,819 Class B Units to Diamondback and the issuance by Rattler LLC of an equal number of Rattler LLC Units to Diamondback;

•	the Partnership’s issuance of 33,333,333 common units pursuant to this offering in exchange for net proceeds of approximately $546 million;

•	the Partnership’s contribution of all of the net proceeds from the Offering to Rattler LLC in return for a number of Rattler LLC Units equal to the number of common units issued;

•	Rattler LLC’s distribution of all of the net proceeds from this offering to Diamondback; and

•	Rattler LLC’s entrance into a new $600 million revolving credit facility.

The transactions other than those transactions attributable to the Offering reflected in the accompanying pro forma combined financial statements include:

•

the acquisition of the Fasken Center by Diamondback and contribution to Rattler LLC of all the membership interests in Tall Towers, as if such transactions occurred on January 1, 2018 for the purposes of preparing unaudited pro forma combined statement of operations; and

•

the first quarter of 2019 asset contribution from Diamondback of additional midstream assets (the “2019 Midstream Assets”) acquired as part of the acquisitions of Ajax Resources, LLC (“Ajax”) and Energen Corporation (“Energen”) completed by Diamondback in the fourth quarter of 2018, such assets to be operated, effective January 1, 2019, pursuant to Rattler LLC’s commercial agreements with Diamondback and its affiliates, as if such transactions occurred on January 1, 2018 for the purposes of preparing unaudited pro forma combined statement of operations.

Rattler LLC’s businesses and assets, contributed from Diamondback or its affiliates, include (i) crude oil and natural gas gathering and transportation systems, (ii) saltwater gathering and disposal systems, (iii) fresh water sourcing and distribution systems and (iv) real estate operations.

The 2019 Midstream Assets include saltwater disposal gathering and injection assets, fresh water gathering assets, an oil gathering system, and an office building located in Midland, Texas. In order to facilitate the contribution of the 2019 Midstream Assets to Rattler LLC, Diamondback performed a fair value assessment of the 2019 Midstream Assets. Prior to their contribution, none of the 2019 Midstream Assets were operated separately from Energen or Ajax’s upstream operations or captured from a volumetric perspective with regard to stand alone meters. In addition, no commercial contracts existed with respect to midstream services related to the 2019 Midstream Assets prior to January 1, 2019, the effective transfer date of their contribution, that would have required and/or allowed for separate metering and/or reporting.

RATTLER MIDSTREAM LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2019 Rattler LLC Historical	Three Months Ended March 31, 2019 Pro Forma Adjustments	Three Months Ended March 31, 2019 Pro Forma Partnership
	(in thousands)
Revenues:
Revenues—related party	$88,576	$—	$88,576
Revenues—third party	3,487	—	3,487
Rental income—related party	715	—	715
Rental income—third party	2,067	—	2,067
Other real estate income—related party	73	—	73
Other real estate income—third party	258	—	258

Total revenues	95,176	—	95,176

Costs and expenses:
Direct operating expenses	20,186	—	20,186
Costs of goods sold (exclusive of depreciation and amortization shown below)	13,053	—	13,053
Real estate operating expenses	526	—	526
Depreciation, amortization and accretion	9,904	—	9,904
General and administrative expenses	1,369	—	1,369

Total costs and expenses	45,038	—	45,038

Income from operations	50,138	—	50,138

Other income:
Income from equity investment	50	—	50

Total other income	50	—	50

Net income before income taxes	50,188	—	50,188
Provision for income taxes	10,832	—	10,832

Net income	$39,356	$—	$39,356

Net income attributable to non-controlling interest—Diamondback			$30,698	(d)
Net income attributable to Rattler Midstream LP			$8,658

Net income attributable to Rattler Midstream LP:
General partner’s interest			$—
Limited partner’s interest			$8,658

Common units outstanding representing limited partner interests			33,333
Net income per common unit outstanding representing limited partner interests:
Basic			$0.26	(g)
Diluted			$0.26	(g)

Pro forma weighted average number of common units outstanding representing limited partner interests			33,333

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM LP

PRO FORMA COMBINED BALANCE SHEET

	As of March 31, 2019
	Rattler LLC Historical	Pro Forma Adjustments		Pro Forma Partnership
	(in thousands)
Assets
Current assets:
Cash	$12,060	1,999	(b)	$14,059
Accounts receivable—related party	33,790	—		33,790
Accounts receivable—third party	1,223	—		1,223
Fresh water inventory	11,725	—		11,725
Other current assets	5,115	(4,250	)(h)	865

Total current assets	63,913	(2,251)		61,662

Equity method investment	149,596	—		149,596
Property, plant and equipment:
Land	88,509	—		88,509
Property, plant and equipment	756,512	—		756,512
Accumulated depreciation	(36,198)	—		(36,198)

Property, plant and equipment, net	808,823	—		808,823
Real estate assets, net	101,231	—		101,231
Intangible lease assets, net	10,158	—		10,158
Other assets	1,765	—		1,765

Total assets	1,135,486	(2,251)		1,133,235

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$181	—		$181
Accrued liabilities	80,012	—		80,012
Taxes payable	7,964	—		7,964
Short term lease liability	1,594	—		1,594

Total current liabilities	89,751	—		89,751

Asset retirement obligations	4,630	—		4,630
Other long term lease liability	171	—		171
Deferred income taxes	15,779	—		15,779

Total liabilities	110,331	—		110,331

Member’s equity / partners’ capital:
Member’s equity—Diamondback	1,025,155	(1,025,155	)(c)	—
Common unitholders—public		541,775	(c)	541,775
Class B Units—Diamondback		1,000	(c)	1,000
General partner—Diamondback		1,000	(c)	1,000
Non-controlling interest—Diamondback		479,129	(c)	479,129

Total member’s equity / partners’ capital	1,025,155	(2,251)		1,022,904

Total liabilities and member’s equity	$1,135,486	$(2,251)		$1,133,235

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2018 Rattler LLC Historical	For Period from January 1 to 31, 2018 Fasken Midland Historical	Year Ended December 31, 2018 Pro Forma Adjustments		Year Ended December 31, 2018 Pro Forma Partnership
	(in thousands)
Revenues:
Revenues—related party	$169,396	$—	$—		$169,396
Revenues—third party	3,292	—	—		3,292
Rental income—related party	2,383	157	—		2,540
Rental income—third party	8,125	730	—		8,855
Other real estate income—related party	228	94	—		322
Other real estate income—third party	1,043	—	—		1,043

Total revenues	184,467	981	—		185,448

Costs and expenses:
Direct operating expenses	33,714	—	—		33,714
Costs of goods sold (exclusive of depreciation and amortization shown below)	38,852	—	—		38,852
Real estate operating expenses	1,872	109	—		1,981
Depreciation, amortization and accretion	25,134	—	9,974	(a)	35,108
Loss on sale of property, plant and equipment	2,577	—	—		2,577
General and administrative expenses	1,999	109	—		2,108

Total costs and expenses	104,148	218	9,974		114,340

Income (loss) from operations	80,319	763	(9,974)		71,108

Net income (loss) before income taxes	80,319	763	(9,974)		71,108
Provision for (benefit from) income taxes	17,359	170	(2,224	)(e)	15,305

Net income (loss)	$62,960	$593	$(7,750)		$55,803

Net income attributable to non-controlling interest—Diamondback					$43,526	(d)
Net income attributable to Rattler Midstream LP					$12,277

Net income attributable to Rattler Midstream LP:
General partner’s interest					$—
Limited partner’s interest					$12,277

Common units outstanding representing limited partner interests					33,333
Net income per common unit outstanding representing limited partner interests:
Basic					$0.37	(g)
Diluted					$0.37	(g)

Pro forma weighted average number of common units outstanding representing limited partner interests					33,333

The accompanying notes are an integral part of these unaudited pro forma financial statements.

RATTLER MIDSTREAM LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The unaudited pro forma financial statements have been derived from the audited consolidated financial statements of our accounting predecessor, Rattler LLC, and statement of revenues and certain expenses of Fasken Midland. The historical financial statements of Rattler LLC and statement of revenues and certain expenses of Fasken Midland are set forth elsewhere in this prospectus, and the unaudited pro forma financial statements for the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical financial statements and the related notes contained therein. The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions.

The unaudited pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of Rattler LLC on the dates indicated, or the results that will be obtained in the future.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

For purposes of the unaudited pro forma combined balance sheet, it is assumed that the transactions took place on December 31, 2018. For purposes of the unaudited pro forma combined statements of operations, it is assumed that the transactions took place on January 1, 2018. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of those transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a)

Adjustments to reflect additional depreciation, amortization and accretion expense of $612 thousand that would have been recorded with respect to the Fasken Center and $9.4 million that would have been recorded with respect to the 2019 Midstream Assets. The 2019 Midstream Assets were assigned depreciable lives in line with the Partnership’s other midstream and real estate assets.

(b)	Reflects the net adjustments to cash and cash equivalents, as follows (in thousands):

Gross proceeds from the offering	$583,333
Underwriters’ discount and fees	(32,083)
Expenses and costs of the offering	(5,225)
Contribution from Diamondback in relation to the Class B Units	1,000
Contribution by our general partner in relation to its general partner interest	999
Distribution of net proceeds from this offering to Diamondback	(546,025)

Cash pro forma adjustment	$1,999

RATTLER MIDSTREAM LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(c)	The table below summarizes the pro forma adjustments to member’s equity / partners’ capital based on our expected partnership capital allocated in connection with the offering.

(In thousands)
Member’s equity—Diamondback	$1,025,155
Reclassification of deferred IPO costs	(4,250)
Proceeds from sale of common units	583,333
Underwriters’ discounts and fees	(32,083)
Contribution from Diamondback in relation to the Class B Units	1,000
Contribution by our general partner in relation to its general partner interest	999
Expenses and costs of the offering	(5,225)
Distribution to Diamondback	(546,025)

Pro forma capitalization	$1,022,904

Allocation of pro forma capitalization:
Common unitholders—public	$541,775 (f)
Class B Units—Diamondback	1,000
General partner—Diamondback	1,000
Non-controlling interest—Diamondback	479,129

Pro forma capitalization	$1,022,904

(d)	Reflects the non-controlling interests in net income attributable to Diamondback.

(e)

Income tax expense includes U.S. federal and state taxes on operations, as applicable. Rattler LLC is a flow-through entity for U.S. federal tax purposes and all tax attributes flow through to its members, Diamondback and the Partnership. Even though the Partnership is organized as a limited partnership under state law, it will be treated as a corporation for U.S. federal income tax purposes and will be subject to U.S. federal and state income tax at regular corporate rates. Rattler LLC’s net income in the pro forma combined statements of operations above reflect provisions for income taxes as if it had been a corporation.

(f)	Comprised of proceeds from sale of common units netted against the deferred IPO costs, underwriters’ discounts and fees and expenses and costs of the offering.

(g)

Unaudited basic and diluted pro forma earnings per common unit for Rattler Midstream LP for the year ended December 31, 2018 and the three months ended March 31, 2019 assumed 33,333,333 common units were outstanding during the respective periods. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

(h)

Reflects deferred initial public offering (“IPO”) costs that have been capitalized and consists of fees and expenses incurred in connection with the anticipated sale of our common stock in the Partnership’s IPO, including the legal, accounting, printing and other IPO-related costs. Upon completion of the IPO, these deferred IPO costs will be reclassified to stockholders’ equity and recorded against the proceeds from the offering.

RATTLER MIDSTREAM OPERATING LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Supplemental Pro Forma	As of
	March 31,	March 31,	December 31,
	2019	2019	2018
	(In thousands)
Assets
Current assets:
Cash	$12,060	$12,060	$8,563
Accounts receivable—related party	33,790	33,790	18,274
Accounts receivable—third party	1,223	1,223	1,849
Fresh water inventory	11,725	11,725	9,200
Other current assets	5,115	5,115	4,209

Total current assets	63,913	63,913	42,095

Equity method investment	149,596	149,596	—
Property, plant and equipment:
Land	88,509	88,509	70,373
Property, plant and equipment	756,512	756,512	415,888
Accumulated depreciation	(36,198)	(36,198)	(28,317)

Property, plant and equipment, net	808,823	808,823	457,944

Real estate assets, net	101,231	101,231	93,023
Intangible lease assets, net	10,158	10,158	10,954
Other assets	1,765	1,765	—

Total assets	$1,135,486	$1,135,486	$604,016

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$181	$181	$100
Accrued liabilities	80,012	80,012	51,804
Taxes payable	7,964	7,964	11,514
Short term lease liability	1,594	1,594	—
Distribution payable	546,025	—	—

Total current liabilities	635,776	89,751	63,418

Asset retirement obligations	4,630	4,630	561
Other long term lease liability	171	171	—
Deferred income taxes	15,779	15,779	12,912

Total liabilities	656,356	110,331	76,891

Commitment and contingencies
Member’s equity:
Diamondback	479,130	1,025,155	527,125

Total member’s equity	479,130	1,025,155	527,125

Total liabilities and member’s equity	$1,135,486	$1,135,486	$604,016

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RATTLER MIDSTREAM OPERATING LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2019	2018
	(In thousands)
Revenues:
Revenues—related party	$88,576	$31,051
Revenues—third party	3,487	370
Rental income—related party	715	433
Rental income—third party	2,067	1,828
Other real estate income—related party	73	31
Other real estate income—third party	258	162

Total revenues	95,176	33,875

Costs and expenses:
Direct operating expenses	20,186	5,206
Cost of goods sold (exclusive of depreciation and amortization shown below)	13,053	5,251
Real estate operating expenses	526	278
Depreciation, amortization and accretion	9,904	5,816
General and administrative expenses	1,369	254

Total expenses	45,038	16,805

Income from operations	50,138	17,070
Other income:
Income from equity investment	50	1,459

Total other income	50	1,459

Net income before income taxes	50,188	18,529
Provision for income taxes	10,832	4,133

Net income	$39,356	$14,396

Supplemental unaudited pro forma basic earnings per common unit (Note 2)	$0.26
Supplemental unaudited pro forma diluted earnings per common unit (Note 2)	$0.26

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RATTLER MIDSTREAM OPERATING LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY

Member’s Equity
(In thousands)
Balance January 1, 2018	$292,608
Net income	14,396
Contributions	175,100
Distributions	—

Balance March 31, 2018	$482,104

Balance April 1, 2018	$482,104
Net income	48,564
Contributions	(3,543)
Distributions	—

Balance December 31, 2018	$527,125

Balance January 1, 2019	$527,125
Net income	39,356
Contributions	458,674
Distributions	—

Balance March 31, 2019	$1,025,155

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RATTLER MIDSTREAM OPERATING LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March, 31,
	2019	2018
	(In thousands)
Cash flows from operating activities:
Net income	$39,356	$14,396
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for deferred income taxes	2,867	3,988
Depreciation, amortization and accretion	9,904	5,816
Income from equity method investment	(50)	(1,459)
Changes in operating assets and liabilities:
Accounts receivable—third party	625	—
Accounts receivable—related party	(15,516)	(23,034)
Accounts payable, accrued liabilities and taxes payable	19,578	2,459
Other	(1,524)	50

Net cash provided by operating activities	55,240	2,216

Cash flows from investing activities:
Additions to property, plant and equipment.	(51,743)	—

Net cash used in investing activities	(51,743)	—

Cash flows from financing activities:
Net cash provided by financing activities	—	—

Net increase in cash	3,497	2,216
Cash at beginning of period	8,563	8

Cash at end of period	$12,060	$2,224

Supplemental disclosure of non-cash financing activity:
Contributions from Diamondback	$458,674	$175,100
Supplemental disclosure of non-cash investing activity:
Increase in long term assets and inventory	$449,441	$170,412
Change in accrued liabilities related to property, plant and equipment	$15,856	$—
Decrease in current liabilities	9,233	4,688

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Rattler Midstream Operating LLC (“Rattler LLC” or the “Company”) was formed by Diamondback Energy, Inc. (“Diamondback”) to, among other things, provide midstream services to Diamondback. On January 31, 2018, Diamondback, through its wholly-owned subsidiary Tall City Towers LLC (“Tall Towers”), acquired from Fasken Midland LLC (“Fasken Midland”) certain real property and related assets in Midland, Texas (the “Fasken Center”). Tall Towers was contributed to Rattler LLC effective January 31, 2018, see Note 4—Acquisitions.

Rattler LLC’s businesses, contributed from Diamondback, include (i) crude oil and natural gas gathering and transportation systems, (ii) saltwater gathering and disposal systems, (iii) fresh water sourcing and distribution systems and (iv) real estate operations. All of Rattler LLC’s businesses are located or operate in the Permian Basin in West Texas.

Basis of Presentation

These condensed consolidated financial statements and related notes have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods, on a basis consistent with the annual audited financial statements. All such adjustments are of a normal recurring nature. Certain information, accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the condensed consolidated financial statements and the summary of significant accounting policies and notes thereto included in the Company’s most recent audited financial statements. Results for the three-month period ended March 31, 2019 are not necessarily indicative of the results expected for the full year.

The unaudited condensed consolidated financial statements include the accounts of Rattler LLC’s wholly owned subsidiary, Tall Towers. All material intercompany transactions have been eliminated.

Prior to 2018, Rattler LLC’s operations comprised a single business segment; however, with the contribution of Tall Towers, Rattler LLC’s operations will now be reported in two business segments: (i) midstream services and (ii) real estate operations, see Note 12—Segments.

The accompanying statements of operations include expense allocations for certain functions historically performed by Diamondback but not historically allocated to Rattler LLC, including allocations of general corporate services, such as legal, accounting, treasury, information technology, human resources and administration. These allocations were based primarily on direct usage when identifiable, direct capital expenditures or other relevant allocations during the respective periods. Rattler LLC believes the assumptions underlying the accompanying unaudited condensed consolidated financial statements, including the assumptions regarding allocation of expenses from Diamondback, are reasonable. Actual results may differ from these allocations, assumptions and estimates. The amounts allocated in the accompanying condensed consolidated financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the Company been a separate independent entity.

Diamondback used a centralized approach to the cash management and financing of Rattler LLC’s operations prior to January 1, 2018. Rattler LLC first established a bank account in 2017 and, as such, the cash

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

generated by Rattler LLC’s operations was primarily received by Diamondback, and Diamondback funded Rattler LLC’s operating and investing activities as needed. Accordingly, the cash held by Diamondback was not allocated to Rattler LLC prior to January 1, 2018. Rattler LLC has reflected cash management and financing activities performed by Diamondback as a component of member’s equity on its accompanying balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a complete description of Rattler LLC’s significant accounting policies, see Note 2—Summary of Significant Accounting Policies, to its annual financial statements.

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin Topic 1:B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the proposed initial public offering of Rattler LLC’s parent entity (the “Partnership”), Rattler LLC intends to distribute all of the net proceeds from this offering to Diamondback. The supplemental pro forma balance sheet as of March 31, 2019 gives pro forma effect to this assumed distribution as though it had been declared and was payable as of that date. Unaudited basic and diluted pro forma earnings per common unit for Rattler LLC for the three months ended March 31, 2019 assumed 149,112,561 common units were outstanding in the year. The common units consist of 118,181,819 common units issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units plus an additional 30,930,742 common units, which is the number of common units Rattler LLC would have been required to issue to fund the $546.0 million distribution to Diamondback. The number of common units that Rattler LLC would have been required to issue to fund the $546.0 million distribution was calculated by dividing the $506.7 million distribution in excess of earnings by an estimated issue price per unit of $16.38, which is the initial public offering price of $17.50 per common unit less the estimated underwriting discounts, structuring fees and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Use of Estimates

Certain amounts included in or affecting the condensed consolidated financial statements and related notes must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the condensed consolidated financial statements are prepared. These estimates and assumptions affect the amounts Rattler LLC reports for assets and liabilities and Rattler LLC’s disclosure of contingent assets and liabilities at the date of the financial statements.

Management evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods they consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from management’s estimates. Any effects on Rattler LLC’s business, financial position, results of operations or cash flows resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include, but are not limited to (i) revenue accruals, (ii) valuation of fresh water inventory, (iii) fair value of long-lived assets, including intangible lease assets, provision for income taxes, and (iv) asset retirement obligations (“ARO”).

Cash

Cash represents unrestricted cash maintained in bank deposit accounts.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable—Related Party

Accounts receivable—related party consist of receivables from Diamondback, or one of its affiliates. The receivable balance represents operating income as of March 31, 2018 and operating income less certain cash payments for the three months ended March 31, 2019. Substantially all operating income was not settled with Diamondback historically. The monthly settlement of these amounts began in the second quarter of 2018. Management provides an allowance for doubtful receivables equal to the estimated uncollectible amounts. No allowance was deemed necessary at March 31, 2019 or December 31, 2018.

Equity Method Investment

An investment in an investee over which Rattler LLC exercises significant influence but does not control is accounted for using the equity method. Under the equity method, Rattler LLC’s share of the investee’s earnings or loss is recognized in the statement of operations. Rattler LLC reviews its investment to determine if a loss in value which is other than a temporary decline has occurred. If such a loss has occurred, Rattler LLC would recognize an impairment provision.

Member’s Equity

In the accompanying balance sheets, member’s equity represents Diamondback’s historical investment in Rattler LLC, Rattler LLC’s accumulated net results, and the net effect of transactions with, and allocations from, Diamondback.

Fresh Water Inventory

Rattler LLC values its fresh water inventories at lower of cost or net realizable value. Inventory costs are determined under the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) consist of land, gathering pipelines, facilities and related equipment, which are stated at the lower of historical cost less accumulated depreciation, or fair value, if impaired. Construction-related direct labor and material costs are capitalized. Maintenance and repair costs are expensed as incurred. PP&E assets are depreciated using the straight-line method over the useful lives of the assets ranging from ten to thirty years. Upon sale or retirement of depreciable property, the respective cost and related accumulated depreciation are eliminated from the balance sheet and the resulting gain or loss is recognized in the statement of operations.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Rattler LLC considers the period of future benefit of each respective asset to determine the appropriate useful life and depreciation and amortization is calculated using the straight-line method over the assigned useful life.

Upon acquisition of real estate properties, the purchase price is allocated to tangible assets, consisting of land and building, and to identified intangible assets and liabilities, which may include the value of above market and below market leases and the value of in-place leases. The allocation of the purchase price is based upon the

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

fair value of each component of the property. Although independent appraisals may be used to assist in the determination of fair value, in many cases these values will be based upon management’s assessment of each property, the selling prices of comparable properties and the discounted value of cash flows from the asset.

The fair values of above market and below market in-place leases will be recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases measured over a period equal to the non-cancelable term of the lease including any bargain renewal periods. The above market and below market lease values will be capitalized as intangible lease assets or liabilities. Above market lease values will be amortized as an adjustment of rental income over the remaining term of the respective leases. Below market lease values will be amortized as an adjustment of rental income over the remaining term of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases will include estimated direct costs associated with obtaining a new tenant, and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant may include commissions, tenant improvements, and other direct costs and are estimated, in part, by management’s consideration of current market costs to execute a similar lease. These direct costs will be included in intangible lease assets on the balance sheet and will be amortized to expense over the remaining term of the respective leases. The value of opportunity costs will be calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These intangibles will be included in intangible lease assets on the balance sheet and will be amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Asset Contributions

A contribution of a set of assets and related liabilities (a “set”) to Rattler LLC from our parent is analyzed to determine whether the set meets the definition of a business in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. A contribution of a set of assets that does not constitute a business is recognized at the date of the transfer at its carrying amount in the accounts of Rattler LLC’s parent in accordance with the guidance regarding transactions between entities under common control in ASC 805-50. Management then evaluates whether the asset contribution results in a change in the reporting entity, as defined in ASC Topic 250, “Accounting Changes and Error Corrections”. An asset contribution that does not constitute a change in the reporting entity is accounted for prospectively from the date of the transfer, while an asset contribution that constitutes a change in the reporting entity would result in retrospective application of the transaction.

Impairment of Long-Lived Assets

Rattler LLC reviews its long-lived assets whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its estimated future undiscounted cash flows. An impairment loss is the difference between the carrying amount and fair value of the asset. Rattler LLC had no impairment losses for the three months ended March 31, 2019 or 2018.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Rattler LLC’s financial instruments consist of cash, receivables and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of the instruments.

Asset Retirement Obligations

Rattler LLC recognizes a liability based on the estimated costs of retiring tangible long-lived assets. The liability is recognized at its fair value and measured using expected discounted future cash outflows of the ARO when the obligation originates, which generally is when an asset is acquired or constructed. The carrying amount of the associated asset is increased commensurate with the liability recognized. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Subsequent to the initial recognition, the liability is adjusted for any changes in the expected value of the retirement obligation (with a corresponding adjustment to PP&E) and for accretion of the liability due to the passage of time, until the obligation is settled. If the fair value of the estimated obligation changes, an adjustment is recorded for both the retirement liability and the associated asset carrying amount. Revisions in estimated AROs may result from changes in estimated retirement costs and the estimated timing of settling the obligations.

Commitments and Contingencies

Rattler LLC is subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters. Rattler LLC’s management believes there are currently no such matters that will have a material adverse effect on its results of operations, cash flows or financial position.

Rattler LLC is party to various legal and/or regulatory proceedings from time to time arising in the ordinary course of business. While the ultimate outcome and impact cannot be predicted with certainty, management believes that all such matters involve amounts that, if resolved unfavorably, either individually or in the aggregate, will not have a material adverse effect on its financial condition, results of operations or cash flows. In the case of a known contingency, Rattler LLC accrues a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum amount of the range is accrued. Rattler LLC discloses contingencies when an adverse outcome may be material or, in the judgment of management, the matter should otherwise be disclosed.

Midstream Revenue Recognition

Midstream revenues are comprised of crude oil and natural gas gathering and transportation services, saltwater gathering and disposal and fresh water sourcing and distribution services. Rattler LLC provides gathering and compression and water handling and treatment services under fee-based contracts based on throughput. Under these arrangements, Rattler LLC receive fees for gathering crude oil and natural gas, compression services, and water handling, disposal, and treatment services. The revenue Rattler LLC earns from these arrangements is directly related to (i) in the case of natural gas gathering and compression, the volumes of metered natural gas that Rattler LLC gathers, compresses and delivers to natural gas to other transmission delivery points, (ii) in the case of oil gathering, the volumes of metered oil that Rattler LLC gathers and delivers to other transmission delivery points, (iii) in the case of fresh water services, the quantities of fresh water delivered to Rattler LLC’s customers for use in their well drilling and completion operations and (iv) in the case of saltwater disposal and treatment services, the quantities of saltwater treated or disposed of for Rattler LLC’s customers. Rattler LLC recognizes revenue when it satisfy a performance obligation by delivering a service to a customer. Rattler LLC earns substantially all of its midstream revenues from commercial agreements with Diamondback and its affiliates.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Real Estate Revenue Recognition

Rattler LLC recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Rental income—related party is comprised of revenues earned from lease agreements with Diamondback and its affiliates. Other real estate revenue is derived from tenants’ use of parking, telecommunications and miscellaneous services. Parking and other miscellaneous service revenue is recognized when the related services are utilized by the tenants. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as Rattler LLC is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Concentrations

Rattler LLC has historically operated as part of the consolidated operations of Diamondback and substantially all of its midstream transactions, including sources of revenues, are with Diamondback and its affiliates. Rattler LLC operates saltwater disposal (“SWD”) wells with other working interest owners. The revenues and expenses related to these disposal activities are reported on a net basis as part of revenues and costs and expenses.

For the three months ended March 31, 2019, five tenants represented approximately 76% of rental revenues, 25% of which relates to Diamondback. For the three months ended March 31, 2018, three tenants represented approximately 59% of rental revenues, 17% of which relates to Diamondback.

Other current assets

Includes prepaid expenses, insurance and subscription fees, deferred financing and investment costs and deferred initial public offering (“IPO”) costs. Deferred IPO costs have been capitalized and consisted of fees and expenses incurred in connection with the anticipated sale of our common stock in our IPO, including the legal, accounting, printing and other IPO-related costs. Upon completion of the IPO, these deferred IPO costs will be reclassified to stockholders’ equity and recorded against the proceeds from the offering.

	As of
	March 31, 2019	December 31, 2018
	(In thousands)
Prepaids and other	$495	$1,265
Deferred financing costs	370	—
Deferred IPO costs	4,250	2,944

	$5,115	$4,209

Other assets

Includes right-of-use assets related to leases. See Note 3—Leases.

Recent Accounting Pronouncements

Leases: In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02): “Leases”, which requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by leases with terms of more than 12 months, and was incorporated into GAAP as

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ASC Topic 842, “Leases” (“ASC Topic 842”). ASC Topic 842 also requires disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.

In January 2018, the FASB issued Accounting Standards Update 2018-01 (ASU 2018-01): “Leases - Land Easement Practical Expedient for Transition to Topic 842”. ASU 2018-01 applies to any entity that holds land easements. This update allows entities to adopt a practical expedient to not evaluate existing or expired land easements under ASC Topic 842 that were not previously accounted for as leases under the current leases guidance. An entity that elects this practical expedient should evaluate new or modified land easements under ASC Topic 842 beginning at the date that the entity adopts ASC Topic 842. Rattler LLC, adopted ASU 2018-01 effective January 1, 2019. It did not have a material impact on its financial position, results of operations or liquidity.

In July 2018, the FASB issued Accounting Standards Update 2018-09 (ASU 2018-09): “Codification Improvements”. ASU 2018-09 provides clarification and corrects unintended application of the guidance in various sections. This update is effective for financial statements issued for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Rattler LLC adopted ASU 2018-09 effective January 1, 2019. It did not have a material impact on its financial position, results of operations or liquidity.

In July 2018, the FASB issued Accounting Standards Update 2018-10 (ASU 2018-10): “Codification Improvements to Topic 842, Leases”. ASU 2018-10 provides clarification and corrects unintended application of certain sections in the new lease guidance. This update is effective for financial statements issued for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Rattler LLC, adopted ASU 2018-10 effective January 1, 2019. It did not have a material impact on its financial position, results of operations or liquidity.

In July 2018, the FASB issued Accounting Standards Update 2018-11 (ASU 2018-11): “Lease (Topic 842): Targeted Improvements”. ASU 2018-11 provides another transition method of allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. This update is effective for financial statements issued for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Rattler LLC, adopted ASU 2018-11 effective January 1, 2019. It did not have a material impact on its financial position, results of operations or liquidity.

In March 2019, the FASB issued Accounting Standards Update 2019-01 (ASU 2019-01): “Leases (Topic 842) - Codification Improvements”. As applicable to the Company, ASU 2019-01 provides an exception to certain interim disclosure requirements as part of the ASC Topic 842 transition disclosure requirements. This update is effective for financial statements issued for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Rattler LLC adopted ASU 2019-01 effective January 1, 2019. It did not have a material impact on its financial position, results of operations or liquidity.

In the normal course of business, Rattler LLC enters into lease agreements and land easements to support its midstream operations. The Company adopted ASC Topic 842 effective January 1, 2019 and recorded right-of-use assets in the first quarter of 2019 of $1.2 million on the balance sheet. See Note 3—Leases.

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers.” This standard included a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

expects to be entitled in exchange for those goods or services. Among other things, the standard also eliminated industry-specific revenue guidance, required enhanced disclosures about revenue, provided guidance for transactions that were not previously addressed comprehensively and improved guidance for multiple-element arrangements. The Company adopted this Accounting Standards Update effective January 1, 2018 using the modified retrospective approach. The Company utilized a bottom-up approach to analyze the impact of the new standard by reviewing its current accounting policies and practices to identify potential differences that would result from applying requirements of the new standard on its revenue contracts and the impact of adopting this standard on its total revenues, operating income and its consolidated balance sheet. The adoption of this standard did not result in a cumulative-effect adjustment.

Rattler LLC generates revenues by charging fees on a per unit basis for gathering crude oil and natural gas, delivering and storing fresh water, and collecting, recycling and disposing of produced water. Rattler LLC adopted FASB ASC Topic 606, “Revenue from Contracts with Customers” (“ASC Topic 606”), on January 1, 2018, using the modified retrospective method. Under ASC Topic 606, performance obligations are the unit of account and generally represent distinct goods or services that are promised to customers. The adoption of ASC Topic 606 did not have a material impact on the recognition, measurement and presentation of the Company’s revenues and expenses.

Performance Obligations: For gathering crude oil and natural gas, delivering fresh water, and collecting, recycling and disposing of produced water, Rattler LLC’s performance obligations are satisfied over time using volumes delivered to measure progress. Rattler LLC records revenue related to the volumes delivered at the contract price at the time of delivery.

Rattler LLC began generating revenue from water sales during first quarter 2018 upon the contribution of fresh water assets from Diamondback. For its water sales, each unit sold is generally considered a distinct good and the related performance obligation is generally satisfied at a point in time (i.e. at the time control of the water is transferred to the customer). Rattler LLC recognizes revenue from the sale of water when its contracted performance obligation to deliver water is satisfied and control of the water is transferred to the customer. This usually occurs when the water is delivered to the location specified in the contract and the title and risks of rewards and ownership are transferred to the customer.

Transaction Price Allocated to Remaining Performance Obligations: The majority of the Company’s revenue agreements have a term greater than one year, and as such Rattler LLC has utilized the practical expedient in ASC Topic 606, which states that the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under its revenue agreements, each delivery generally represents a separate performance obligation; therefore, future volumes delivered are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

The remainder of the Company’s revenue agreements, which relate to agreements with third parties, are short-term in nature with a term of one year or less. Rattler LLC has utilized an additional practical expedient in ASC Topic 606 which exempts it from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of an agreement that has an original expected duration of one year or less.

Contract Balances: Under the Company’s revenue agreements, the Company invoices customers after our performance obligations have been satisfied, at which point payment is unconditional. As such, the Company’s revenue agreements do not give rise to contract assets or liabilities under ASC Topic 606.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the Company’s types of revenue agreements:

•

Crude Oil Gathering Agreement. Under the crude oil gathering agreement, the Company receives a volumetric fee per barrel (Bbl) Bbl for gathering and delivering crude oil produced by Diamondback within the dedicated acreage.

•

Gas Gathering and Compression Agreement. Under the gas gathering and compression agreement, the Company receives a volumetric fee per million British Thermal Unit (MMBtu) for gathering and processing all natural gas produced by Diamondback within the dedicated acreage.

•

Produced and Flowback Water Gathering and Disposal Agreement. Under the produced and flowback water gathering and disposal agreement, the Company receives a fee for gathering or disposing of water produced from operating crude oil and natural gas wells within the dedicated acreage. The fee is comprised of a volumetric fee per Bbl for the produced water services Rattler LLC provides.

•

Freshwater Purchase and Services Agreement. Under the freshwater purchase and services agreement, the Company receives a fee for sourcing, transporting and delivering all raw fresh water and recycled fresh water required by Diamondback to carry out its oil and natural gas activities within the dedicated acreage. The fee is comprised of a volumetric fee per Bbl for the type of fresh water services Rattler LLC provides.

Real Estate Contracts: Rattler LLC recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Rental income—related party is comprised of revenues earned from lease agreements with Diamondback and its affiliates. Other real estate revenue is derived from tenants’ use of parking, telecommunications and miscellaneous services. Parking and other miscellaneous service revenue is recognized when the related services are utilized by the tenants. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as Rattler LLC is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

It is noted that surface revenue, rental and real estate income and amortization of out of market leases is outside the scope of ASC Topic 606.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Disaggregation of Revenue

In the following table, revenue is disaggregated by type of service and type of fee (in thousands). The table also identifies the reportable segment to which the disaggregated revenues relate. For more information on reportable segments, see Note 12—Segments.

	Three months ended March 31,
	2019	2018	Segment
	(In thousands)
Type of Service
Fresh water services	$24,896	$15,763	Midstream
Saltwater disposal services	58,802	11,434	Midstream
Crude oil gathering	5,912	2,714	Midstream
Natural gas gathering	2,452	1,140	Midstream
Surface revenue (non ASC Topic 606 revenues)	—	370	Midstream
Real estate contracts (non ASC Topic 606 revenues)	3,114	2,454	Real Estate

Total revenues	$95,176	$33,875

3. LEASES

Rattler LLC leases certain compression assets and other equipment.

As discussed in Note 2, Rattler LLC adopted ASC Topic 842, ASU 2018-11 and ASU 2019-01 on January 1, 2019 using the optional transition method of adoption. The Company elected a package of practical expedients that together allows an entity to not reassess (i) whether a contract is or contains a lease, (ii) lease classification and (iii) initial direct costs. In addition, the Company elected the following practical expedients: (i) to not reassess certain land easements; (ii) to not apply the recognition requirements under the standard to short-term leases; (iii) to not reassess lease terms for lease terms on leases entered into prior to the effective date of adoption and (iv) lessor accounting policy election to exclude lessor costs paid directly by the lessee.

For leases where Rattler LLC is the lessee, Rattler LLC recorded a total of $1.2 million in right-of-use assets and corresponding new lease liabilities on its Condensed Consolidated Balance Sheet representing the present value of its future operating lease payments. Adoption of the standards did not require an adjustment to the opening balance of retained earnings. The discount rate used to determine present value was based on the rate of interest that the Company estimated it would have to pay to borrow (on a collateralized-basis over a similar term) an amount equal to the lease payments in a similar economic environment as of January 1, 2019. The Company is required to reassess the discount rate for any new and modified lease contracts as of the lease effective date.

The right-of-use assets and lease liabilities recognized upon adoption of ASC Topic 842 were based on the lease classifications, lease commitment amounts and terms recognized under the prior lease accounting guidance. Leases with an initial term of twelve months or less are considered short-term leases and are not recorded on the balance sheet.

The following table summarizes operating lease costs for the three months ended March 31, 2019.

Three Months Ended March 31, 2019
(In thousands)
Operating lease costs	$393

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2019, cash paid for operating lease liabilities, and reported in cash flows provided by operating activities on the Company’s Statement of Condensed Consolidated Cash Flows, was $435 thousand. During the three months ended March 31, 2019, the Rattler LLC recorded an additional $0.9 million of right-of-use assets in exchange for new lease liabilities.

The operating lease right-of-use assets were reported in other assets and the current and noncurrent portions of the operating lease liabilities were reported in other current liabilities and other liabilities, respectively, on the Condensed Consolidated Balance Sheet. As of March 31, 2019, the operating right-of-use assets were $1.8 million and operating lease liabilities were $1.8 million, of which $1.6 million was classified as current. As of March 31, 2019, the weighted average remaining lease term was 1 year and the weighted average discount rate was 8.5%.

Schedule of Operating Lease Liability Maturities: The following table summarizes undiscounted cash flows owed by the Company to lessors pursuant to contractual agreements in effect as of March 31, 2019.

As of March 31, 2019
(In thousands)
2019 (April - December)	$1,659
2020	174
2021	—
2022	—
2023	—
2024+	—

Total lease payments	1,833
Less: Interest	68

Present value of lease liabilities	$1,765

For leases in which Rattler LLC is the lessor, Rattler LLC (i) retained classification of our historical leases as we are not required to reassess classification upon adoption of the new standard, (ii) expensed indirect leasing costs in connection with new or extended tenant leases, the recognition of which would have been deferred under prior accounting guidance and (iii) aggregated revenue from our lease components and non-lease components (comprised of tenant expense reimbursements) into revenue from rental properties.

4. ACQUISITIONS

Ajax and Energen Assets

Effective January 1, 2019 Diamondback contributed to Rattler LLC certain midstream assets (the “Ajax Assets”) within the Permian basin that it acquired from Ajax as part of an upstream acquisition in the fourth quarter of 2018. These assets included 17 water wells, 4 salt water disposal wells and 1 related gathering system, a field office, surface land, 14 frac pits and 1 related fresh water transportation system. Prior to their contribution, these assets were fully integrated into the upstream business acquired from Ajax. The carrying value of assets included in this contribution is $21.5 million. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

Effective January 1, 2019, Diamondback contributed to Rattler LLC certain midstream assets the (“Energen Assets”) within the Permian that it acquired from Energen as part of an upstream acquisition in the fourth quarter

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

of 2018. These assets included 56 salt water disposal wells and related gathering systems, an office building located in Midland Texas, surface land and an oil gathering system and asset retirement obligations related to these assets. Prior to their contribution, these assets were fully integrated into the upstream business acquired from Energen. The carrying value of assets included in this contribution is $279.0 million net of $3.0 million in associated asset retirement obligations. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

The contribution of the Ajax and Energen Assets was an asset contribution that did not result in a change in the reporting entity at Rattler LLC. As a result, the Ajax and Energen Assets were initially recognized at the date of the transfer at their carrying amounts in the accounts of our parent, Diamondback, and presented prospectively from that date.

Fresh Water Assets

In connection with its business operations, Diamondback constructed and/or acquired various fresh water assets (the “Fresh Water Assets”) located in the Delaware and Midland Basins of the Permian Basin. Effective January 1, 2018, Diamondback contributed the Fresh Water Assets to Rattler LLC. The Fresh Water Assets include certain fresh water wells, fresh water gathering lines, and related assets. The carrying value of assets included in this contribution is $32.8 million and $6.0 million related to fresh water inventory. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

The contribution of the Fresh Water Assets was an asset contribution that did not result in a change in the reporting entity at Rattler LLC. As a result, the Fresh Water Assets were initially recognized at the date of the transfer at their carrying amounts in the accounts of our parent, Diamondback, and presented prospectively from that date.

Tall Towers

On January 31, 2018, Diamondback, through its wholly-owned subsidiary, Tall Towers, acquired from Fasken Midland certain real property and related assets in Midland, Texas for a purchase price of approximately $110.0 million. All of the membership interests in Tall Towers were contributed to Rattler LLC effective January 31, 2018. Diamondback allocated the purchase price between the tangible assets, consisting of land and building, and to identified intangible lease assets. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

Midstream Assets and Land

In connection with its business operations, Diamondback constructed and/or acquired various midstream assets located in the Delaware and Midland Basins of the Permian Basin. Upon asset completion dates during 2018, Diamondback contributed the midstream assets to Rattler LLC. Such midstream assets include SWD gathering assets and wells with a carrying value of $18.2 million, land valued at $1.5 million, and a field office valued at $1.3 million. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. PROPERTY, PLANT AND EQUIPMENT

The following table sets forth Rattler LLC’s property, plant and equipment:

	Estimated Useful Lives	As of
		March 31, 2019	December 31, 2018
	(Years)	(In thousands)
Saltwater disposal systems	10-30	$477,755	$220,084
Crude oil gathering systems	30	113,510	66,760
Natural gas gathering and compression systems	10-30	86,537	60,350
Fresh water gathering systems	30	78,710	68,694
Land	N/A	88,509	70,373

Total property, plant and equipment		845,021	486,261
Less: accumulated depreciation		(36,198)	(28,317)

Total property, plant and equipment, net		$808,823	$457,944

Included in gathering and disposal systems are $ 24.9 million and $55.2 million of assets at March 31, 2019 and December 31, 2018, respectively, that are not subject to depreciation as the systems were under construction and had not yet been put into service. For the three months ended March 31, 2019, Diamondback made capital contributions to Rattler LLC of $291.3 million in property, plant and equipment, comprised of $ 9.4 million related to fresh water assets, $ 228.0 million related to SWD assets, $35.8 million related to oil gathering assets and $18.1 million of land. For the three months ended March 31, 2019, Rattler LLC made capital expenditures of $51.7 million, comprised of $13.8 million related to SWD assets, $10.9 million related to crude oil gathering assets, $10.0 million related to natural gas gathering assets and $16.8 million related to fresh water gathering systems. No capital expenditures were made for land. In May 2018, under a swap agreement involving interests in certain SWD assets, Rattler LLC exchanged its interests in two SWD assets for an additional interest in a third SWD asset. Rattler LLC recognized a loss of approximately $2.6 million because the net book value of the two SWD assets given up was $2.6 million greater than the agreed upon value of the SWD asset received. In addition, following the amendment of HMW LLC’s (defined below) operating agreement on June 30, 2018, Rattler LLC no longer recognized an equity investment in HMW LLC, but rather consolidated its undivided interest in the salt water disposal assets owned by HMW LLC. As such, Rattler LLC recognized $7.9 million of SWD assets as of June 30, 2018, equivalent to its basis in the equity investment in HMW LLC. See Note 8—Equity Method Investment for further discussion of Rattler LLC’s investment in HMW LLC.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. REAL ESTATE ASSETS

In conjunction with Diamondback’s contribution of Tall Towers, Rattler LLC allocated the $110 million purchase price between real estate assets and intangible lease assets related to in-place and above-market leases. During the year ended December 31, 2018, Diamondback also contributed a field office with a fair value of $1.3 million to Rattler LLC. During the three months ended March 31, 2019, as part of the Ajax contribution, Diamondback contributed the A-Street office building located in Midland Texas for $9.2 million. The following schedules present the cost and related accumulated depreciation or amortization (as applicable) of Rattler LLC’s real estate assets intangible lease assets:

	Estimated Useful Lives	As of
		March 31, 2019	December 31, 2018
	(Years)	(in thousands)	(in thousands)
Buildings	30	$101,696	$92,349
Tenant improvements	15	4,172	4,160
Land improvements	15	484	484

Total real estate assets		106,352	96,993
Less: accumulated depreciation		(5,121)	(3,970)

Total real estate assets, net		$101,231	$93,023

	Weighted Average Useful Lives	As of
		March 31, 2019	December 31, 2018
	(Months)	(In thousands)	(In thousands)
In-place lease intangibles	45	$10,990	$10,866
Less: accumulated amortization		(3,871)	(3,076)

In-place lease intangibles, net		7,119	7,790
Above-market lease intangibles	45	3,623	3,623
Less: accumulated amortization		(584)	(459)

Above-market lease intangibles, net		3,039	3,164

Total intangible lease assets, net		$10,158	$10,954

7. ASSET RETIREMENT OBLIGATIONS

AROs consist primarily of estimated costs of dismantlement, removal, site reclamation and similar activities associated with Rattler LLC’s infrastructure assets. The following table reflects the changes in Rattler LLC’s ARO for the following periods:

	As of
	March 31, 2019	December 31, 2018
	(In thousands)
Asset retirement obligation—beginning of period	$561	$383
Liabilities incurred during period	3,992	143
Accretion expense during period(1)	77	35

Asset retirement obligation—end of period	$4,630	$561

(1)	Included in depreciation, amortization and accretion on Rattler LLC’s statement of operations.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. EQUITY METHOD INVESTMENT

In October 2014, Diamondback obtained a 25% interest in HMW Fluid Management LLC (“HMW LLC”), which was formed to develop, own and operate an integrated water management system to gather, store, process, treat, distribute and dispose of water to exploration and production companies operating in Midland, Martin and Andrews Counties, Texas.

For the three months ended March 31, 2019 and the year ended December 31, 2018, Rattler LLC invested no money in HMW LLC. For the three months ended March 31, 2019 and 2018, the Company recorded no income and $1.4 million in income from HMW LLC, respectively.

On June 30, 2018, HMW LLC’s operating agreement was amended. As a result of the amendment, the Company will no longer recognize an equity investment in HMW LLC but will instead consolidate its undivided interest in the salt water disposal assets owned by HMW LLC. In exchange for the Company’s 25% investment, the Company received a 50% undivided ownership interest in two of the four SWD wells and associated assets previously owned by HMW LLC. Ratter LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

On February 1, 2019, Rattler LLC obtained a 10% equity interest in EPIC Crude Holdings, LP (“EPIC”), which is building a pipeline (the “EPIC project”) that, once operational, will transport crude and NGL across Texas for delivery into the Corpus Christi market. As of March 31, 2019, Rattler LLC has invested $34.8 million in the EPIC project and recorded no income. The EPIC project is anticipated to be operational in the second half of 2019.

On February 15, 2019, Rattler LLC obtained a 10% equity interest in Gray Oak Pipeline, LLC (“Gray Oak”), which is building a pipeline (the “Gray Oak project”) that, once operational, will transport crude from the Permian to Corpus Christi on the Texas Gulf Coast. As of March 31, 2019, Rattler LLC has invested $114.8 million in the Gray Oak project and recorded $50 thousand in income related to interest. The Gray Oak project is anticipated to be operational in the second half of 2019.

On March 29, 2019, Rattler LLC executed a short-term promissory note to Gray Oak. The note allows for borrowing by Gray Oak up to $123 million at 2.52% interest rate with a maturity date of March 31, 2022. There were no borrowings by Gray Oak under the note in the first quarter of 2019. As of May 2, 2019 borrowings due Rattler LLC totaled $22.5 million. The note is expected to be repaid in full before the end of the second quarter 2019 when Gray Oak expects to secure bank financing for construction.

No impairments were recorded for Rattler LLC’s equity method investment for the three months ended March 31, 2019 or 2018.

9. TRANSACTIONS WITH AFFILIATES

In the normal course of business, Rattler LLC provides midstream services to Diamondback and its affiliates. Substantially all of Rattler LLC’s revenues have been derived from Diamondback, which includes volumes attributable to third-party interest owners that participate in Diamondback’s operated wells and are charged under short-term contracts at market-based rates. Rattler LLC earned no money and approximately $0.1 million in surface use revenues from HMW LLC during the three months ended March 31, 2019 and 2018, respectively, which are recognized in its statement of operations.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Diamondback and its affiliates provide certain services to Rattler LLC, including legal, accounting, treasury, information technology, human resources and administration. The employees supporting Rattler LLC’s operations are employees of Diamondback. Rattler LLC’s condensed consolidated financial statements include costs allocated to it by Diamondback for centralized general and administrative services. Costs allocated to Rattler LLC are based on identification of Diamondback’s resources that directly benefited Rattler LLC and its proportionate share of costs based on Rattler LLC’s estimated usage of shared resources and functions. General and administrative expenses allocated by Diamondback were $1.1 million and $0.3 million for the three months ended March 31, 2019 and March 31, 2018, respectively. The allocations are based on assumptions that Rattler LLC’s management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if Rattler LLC had been operated as a stand-alone entity.

Beginning on January 31, 2018, Diamondback began leasing office space from Rattler LLC in the Fasken Center. During the three months ended March 31, 2019 and March 31, 2018, Diamondback paid Rattler LLC lease fees of $0.8 million and $0.4 million, respectively.

Rattler LLC is a subsidiary guarantor under the credit agreement dated November 1, 2013, as amended, among Diamondback O&G LLC, as borrower, and a syndicate of banks, including Wells Fargo Bank, National Association, as administrative agent. The credit agreement is also guaranteed by Diamondback and Diamondback E&P LLC, and will be guaranteed by any of Diamondback’s future subsidiaries that are classified as restricted subsidiaries under the credit agreement. The credit agreement is secured by substantially all of the oil and gas assets of the borrower and the guarantors, other than the midstream assets. The credit agreement provides for a revolving credit facility in the maximum credit amount of $5.0 billion, subject to a borrowing base based on the oil and natural gas reserves of the borrower and the guarantors and other factors.

The outstanding borrowings under the credit agreement are required to be repaid (i) to the extent the loan amount exceeds the commitment or the borrowing base, whether due to a borrowing base redetermination or otherwise (in some cases subject to a cure period), (ii) in an amount equal to the net cash proceeds from the sale of property when a borrowing base deficiency or event of default exists under the credit agreement and (iii) at the maturity date of November 1, 2022. The credit agreement contains various affirmative, negative and financial maintenance covenants, which may restrict certain actions of Rattler LLC as long as Rattler LLC is a restricted subsidiary of Diamondback under the credit agreement. These covenants, among other things, limit additional indebtedness, additional liens, sales of assets (other than certain midstream assets), mergers and consolidations, dividends and distributions, transactions with affiliates and entering into certain swap agreements and require the maintenance of certain financial ratios. The credit agreement contains customary events of default, including non-payment, breach of covenants, materially incorrect representations, cross-default, bankruptcy and change of control.

10. INCOME TAXES

Throughout its existence, all of the membership interests of Rattler LLC have been owned by a single member. Under applicable federal income tax provisions, Rattler’s legal existence as an entity separate from its sole owner has been disregarded for U.S. federal income tax purposes. As a result, Rattler LLC’s owner is responsible for federal income taxes on its share of Rattler LLC’s taxable income. Similarly, Rattler LLC has no tax attributes such as net operating loss carryforwards because such tax attributes are treated for federal income tax purposes as attributable to Rattler LLC’s owner.

In certain circumstances, GAAP requires entities such as Rattler LLC to account for income taxes under the principles of ASC 740 notwithstanding the disregard of the separate legal entities’ existence for federal income

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

tax purposes. Accordingly, Rattler LLC has applied the principles of ASC 740 to its financial statements herein as if it had been subject to taxation as a corporation in the periods presented. This application of ASC 740 includes, among other things, the presentation of a provision for income taxes and the presentation deferred tax assets, including net operating loss carryovers, and deferred tax liabilities. This presentation is made pursuant to applicable SEC pronouncements even though, for the periods presented herein, Rattler LLC has no separate entity tax provision or deferred tax balances.

Rattler LLC’s provision for income taxes presented herein consists predominantly of current and deferred federal income tax provision. Rattler LLC’ estimated effective tax rate approximates the federal statutory income tax rate of 21% for 2018 and 2019. Rattler LLC’s permanent differences between financial and taxable income are immaterial. Rattler LLC’s deferred tax liabilities consist predominantly of the excess of basis in fixed assets determined for financial accounting principles over the related tax basis.

Rattler LLC is subject to state taxation in Texas pursuant to the Texas margin tax regime. Current and deferred provisions for Texas margin tax are reflected in the financial statements but are not material.

Rattler LLC’s effective income tax rate was 21.6% for the three-month periods ended March 31, 2019 and 2018. Total income tax expense for the three months ended March 31, 2019 and 2018 differed from amounts computed by applying the United States federal statutory income tax rate to pre-tax income primarily due to current and deferred state income taxes, net of federal benefit.

	As of
	March 31, 2019	December 31, 2018
	(in thousands)
Income tax payable	$7,964	$11,514
Deferred income taxes payable	$15,779	$12,912

The components of the provision for income taxes for the three months ended March 31, 2019 and 2018 are as follows:

	Three months ended March 31,
	2019	2018
	(in thousands)
Net income before income taxes	$50,188	$18,529
Provision for income taxes	10,832	4,133

Net income	$39,356	$14,396

	Three months ended March 31,
	2019	2018
	(in thousands)
Provision for deferred income taxes	$2,867	$3,988

	Three months ended March 31,
	2019	2018
Effective tax rate	21.6%	21.6%

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. Rattler LLC’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. Rattler LLC uses appropriate valuation techniques based on available inputs to measure the fair values of its assets and liabilities.

Level 1—Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3—Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Rattler LLC estimates asset retirement obligations pursuant to the provisions of FASB ASC Topic 410, “Asset Retirement and Environmental Obligations.” The initial measurement of asset retirement obligations at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with SWD wells. Given the unobservable nature of the inputs, including plugging costs and useful lives, the initial measurement of the asset retirement obligation liability is deemed to use Level 3 inputs. See Note 7—Asset Retirement Obligations for further discussion of the Company’s asset retirement obligations. Asset retirement obligations incurred or revised during the three months ended March 31, 2019 and the year ended December 31, 2018 were $4.0 and $0 million, respectively.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. SEGMENTS

Rattler LLC’s operations are located in the United States and are organized into two reporting segments as this comprises the structure used by its Chief Operating Decision Maker (“CODM”) to make key operating decisions and assess performance.

	Three Months Ended March 31, 2019
(In thousands)	Midstream Services	Real Estate Operations	Total Rattler LLC
Revenues—related party	$88,576	$—	$88,576
Revenues—third party	3,487	—	3,487
Rental income—related party	—	715	715
Rental income—third party	—	2,067	2,067
Other real estate income	—	73	73
Other real estate income—third party	—	258	258

Total revenues	92,063	3,113	95,176

Direct operating expenses	20,186	—	20,186
Cost of goods sold (exclusive of depreciation and amortization shown below)	13,053	—	13,053
Real estate operating expenses	—	526	526
Depreciation, amortization and accretion	7,958	1,946	9,904

Segment profit	50,866	641	51,507

Income from equity method investments			50
General and administrative expenses			1,369

Net income before income taxes			50,188
Provision for income taxes			10,832

Net income			$39,356

Segment assets	$806,385	$113,827	$920,212

RATTLER MIDSTREAM OPERATING LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended March 31, 2018
(In thousands)	Midstream Services	Real Estate Operations	Total Rattler LLC
Revenues—related party	$31,051	$—	$31,051
Revenues—third party	370	—	370
Rental income—related party	—	433	433
Rental income—third party	—	1,828	1,828
Other real estate income	—	31	31
Other real estate income—third party	—	162	162

Total revenues	31,421	2,454	33,875

Direct operating expenses	5,206	—	5,206
Cost of goods sold (exclusive of depreciation and amortization shown below)	5,251	—	5,251
Real estate operating expenses	278	—	278
Depreciation, amortization and accretion	4,544	1,272	5,816

Segment profit	16,142	1,182	17,324

Income from equity method investments			1,459
General and administrative expenses			254

Net income before income taxes			18,529
Provision for income taxes			4,133

Net income			$14,396

Segment assets	$352,428	$108,156	$460,584

13. SUBSEQUENT EVENTS

Rattler LLC has evaluated subsequent events through May 13, 2019. Except as noted above, there were no additional events that required disclosure or recognition in these financial statements.

RATTLER MIDSTREAM LP

UNAUDITED BALANCE SHEETS

	As of
	March 31, 2019	December 31, 2018
Assets
Cash	$1,000	$1,000

Total assets	$1,000	$1,000

Partners’ Capital
Limited Partners’ Capital	$1,000	$1,000

Total Partners’ Capital	$1,000	$1,000

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM LP

NOTES TO UNAUDITED FINANCIAL STATEMENT

1. Description of the Business

Rattler Midstream Partners LP (the “Partnership”) is a Delaware limited partnership formed by Diamondback Energy, Inc. (“Diamondback”) to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian Basin. Rattler provides crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. Diamondback contributed $1,000 in the form of accounts receivable to the Partnership in connection with its formation. On October 3, 2018, Diamondback settled this receivable with the Partnership in cash. There have been no other transactions involving the Partnership as of the date of issuance of these financial statements.

In connection with the completion of this offering, the Partnership intends to offer common units representing limited partner interests pursuant to a public offering and to concurrently issue common units and subordinated units, representing additional limited partner interests in the Partnership, to Diamondback and a non-economic general partner interest to Rattler Midstream GP LLC, a wholly-owned subsidiary of Diamondback.

2. Subsequent Events

The Partnership has evaluated subsequent events through May 13, 2019 and noted no subsequent events or transactions that required recognition or disclosure in the financial statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member

Rattler Midstream Operating LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Rattler Midstream Operating LLC (a Delaware corporation) (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in member’s equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2018.

Oklahoma City, Oklahoma

February 19, 2019

RATTLER MIDSTREAM OPERATING LLC

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2017
	(In thousands)
Assets
Current assets:
Cash	$8,563	$8
Accounts receivable—related party	18,274	35,899
Accounts receivable—third party	1,849	—
Fresh water inventory	9,200	—
Other current assets	4,209	—

Total current assets	42,095	35,907

Equity method investment	—	7,903
Property, plant and equipment:
Land	70,373	68,788
Property, plant and equipment	415,888	191,523
Accumulated depreciation	(28,317)	(4,988)

Property, plant and equipment, net	457,944	255,323

Real estate assets, net	93,023	—
Intangible lease assets, net	10,954	—
Other assets	—	472

Total assets	$604,016	$299,605

Liabilities and Member’s Equity
Current liabilities:
Accounts payable	$100	$1,685
Accrued liabilities	51,804	458
Taxes payable	11,514	—

Total current liabilities	63,418	2,143

Asset retirement obligations	561	383
Deferred income taxes	12,912	4,471

Total liabilities	76,891	6,997

Commitment and contingencies
Member’s equity:
Diamondback	527,125	292,608

Total member’s equity	527,125	292,608

Total liabilities and member’s equity	$604,016	$299,605

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM OPERATING LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2018	2017
	(In thousands)
Revenues:
Revenues—related party	$169,396	$38,414
Revenues—third party	3,292	881
Rental income—related party	2,383	—
Rental income—third party	8,125	—
Other real estate income—related party	228	—
Other real estate income—third party	1,043	—

Total revenues	184,467	39,295

Costs and expenses:
Direct operating expenses	33,714	10,557
Cost of goods sold (exclusive of depreciation and amortization shown below)	38,852	—
Real estate operating expenses	1,872	—
Depreciation, amortization and accretion	25,134	3,486
Loss on sale of property, plant and equipment	2,577	—
General and administrative expenses	1,999	1,265

Total expenses	104,148	15,308

Income from operations	80,319	23,987
Other income:
Income from equity investment	—	1,366

Total other income	—	1,366

Net income before income taxes	80,319	25,353

Provision for income taxes	17,359	4,688

Net income	$62,960	$20,665

Supplemental unaudited pro forma basic earnings per common unit (Note 2)	$0.43
Supplemental unaudited pro forma diluted earnings per common unit (Note 2)	$0.43

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM OPERATING LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY

Member’s Equity
(In thousands)
Balance as of January 1, 2017	$92,729
Net Income	20,665
Contributions	179,214

Balance as of December 31, 2017	292,608
Net Income	62,960
Contributions	171,557

Balance as of December 31, 2018	$527,125

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM OPERATING LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017
	(In thousands)
Cash flows from operating activities:
Net income	$62,960	$20,665
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for deferred income taxes	5,845	4,471
Depreciation, amortization and accretion	25,134	3,486
Income from equity method investment	—	(1,366)
Loss on sale of property, plant and equipment	2,577	—
Changes in operating assets and liabilities:
Accounts receivable—third party	(1,849)	—
Accounts receivable—related party	17,625	(29,108)
Accounts payable, accrued liabilities and taxes payable	61,139	2,143
Other	—	(283)

Net cash provided by operating activities	173,431	8

Cash flows from investing activities:
Additions to property, plant and equipment	(164,876)	—

Net cash used in investing activities	(164,876)	—

Cash flows from financing activities:
Net cash provided by financing activities	—	—

Net increase in cash	8,555	8
Cash at beginning of period	8	—

Cash at end of period	$8,563	$8

Supplemental disclosure of non-cash financing activity:
Contributions from Diamondback	$171,557	$179,214
Supplemental disclosure of non-cash investing activity:
Increase in long term assets and inventory	$171,557	$179,214
Change in accrued liabilities related to property, plant and equipment	$2,693	—

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

Rattler Midstream Operating LLC (“Rattler LLC” or the “Company”) was formed by Diamondback Energy, Inc. (“Diamondback”) to, among other things, provide midstream services to Diamondback. On January 31, 2018, Diamondback, through its wholly-owned subsidiary Tall City Towers LLC (“Tall Towers”), acquired from Fasken Midland LLC (“Fasken Midland”) certain real property and related assets in Midland, Texas (the “Fasken Center”). Tall Towers was contributed to Rattler LLC effective January 31, 2018, see Note 3—Acquisitions.

Rattler LLC’s businesses, contributed from Diamondback, include (i) crude oil and natural gas gathering and transportation systems, (ii) saltwater gathering and disposal systems, (iii) fresh water sourcing and distribution systems and (iv) real estate operations. All of Rattler LLC’s businesses are located or operate in the Permian Basin in West Texas.

Basis of Presentation

The accompanying financial statements and related notes present the financial position, results of operations, cash flows of and member’s equity of Diamondback in Rattler LLC, and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The financial statements present Rattler LLC’s assets and liabilities at Diamondback’s historical basis, due to the entities being under common control.

The financial statements include the accounts of Rattler LLC’s wholly-owned subsidiary, Tall Towers. All material intercompany transactions have been eliminated.

Prior to 2018, Rattler LLC’s operations comprised a single business segment; however, with the contribution of Tall Towers, Rattler LLC’s operations will now be reported in two business segments: (i) midstream services and (ii) real estate operations, see Note 11—Segments.

The accompanying statements of operations include expense allocations for certain functions historically performed by Diamondback but not historically allocated to Rattler LLC, including allocations of general corporate services, such as legal, accounting, treasury, information technology, human resources and administration. These allocations were based primarily on direct usage when identifiable, direct capital expenditures or other relevant allocations during the respective periods. Rattler LLC believes the assumptions underlying the accompanying unaudited condensed consolidated financial statements, including the assumptions regarding allocation of expenses from Diamondback, are reasonable. Actual results may differ from these allocations, assumptions and estimates. The amounts allocated in the accompanying condensed consolidated financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the Company been a separate independent entity.

Diamondback used a centralized approach to the cash management and financing of Rattler LLC’s operations prior to January 1, 2018. Rattler LLC first established a bank account in 2017 and, as such, the cash generated by Rattler LLC’s operations was primarily received by Diamondback, and Diamondback funded Rattler LLC’s operating and investing activities as needed. Accordingly, the cash held by Diamondback was not allocated to Rattler LLC prior to January 1, 2018. Rattler LLC has reflected cash management and financing activities performed by Diamondback as a component of member’s equity on its accompanying balance sheets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a complete description of Rattler LLC’s significant accounting policies, see Note 2—Summary of Significant Accounting Policies, to its annual financial statements.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental Pro Forma Information (Unaudited)

Staff Accounting Bulletin Topic 1:B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of the proposed initial public offering of Rattler LLC’s parent entity (the “Partnership”), Rattler LLC intends to distribute all of the net proceeds from this offering to Diamondback. Unaudited basic and diluted pro forma earnings per common unit for Rattler LLC for the year ended December 31, 2018 assumed 147,671,616 common units were outstanding in the year. The common units consist of 118,181,819 common units issuable to Diamondback upon the exchange of all of its Class B Units and Rattler LLC Units plus an additional 29,489,797 common units, which is the number of common units Rattler LLC would have been required to issue to fund the $546.0 million distribution to Diamondback. The number of common units that Rattler LLC would have been required to issue to fund the $546.0 million distribution was calculated by dividing the $483.1 million distribution in excess of earnings by an estimated issue price per unit of $16.38, which is the initial public offering price of $17.50 per common unit less the estimated underwriting discounts, structuring fees and offering expenses. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation.

Use of Estimates

Certain amounts included in or affecting the condensed consolidated financial statements and related notes must be estimated by management, requiring certain assumptions to be made with respect to values or conditions that cannot be known with certainty at the time the condensed consolidated financial statements are prepared. These estimates and assumptions affect the amounts Rattler LLC reports for assets and liabilities and Rattler LLC’s disclosure of contingent assets and liabilities at the date of the financial statements.

Management evaluates these estimates on an ongoing basis, using historical experience, consultation with experts and other methods they consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from management’s estimates. Any effects on Rattler LLC’s business, financial position, results of operations or cash flows resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. Significant items subject to such estimates and assumptions include, but are not limited to (i) revenue accruals, (ii) valuation of fresh water inventory, (iii) fair value of long-lived assets, including intangible lease assets, provision for income taxes, and (iv) asset retirement obligations (“ARO”).

Cash

Cash represents unrestricted cash maintained in bank deposit accounts.

Accounts Receivable—Related Party

Accounts receivable—related party consist of receivables from Diamondback, or one of its affiliates. The receivable balance represents operating income less certain cash payments for the year ended December 31, 2018. Substantially all operating income was not settled with Diamondback historically. The monthly settlement of these amounts began in the second quarter of 2018. Management provides an allowance for doubtful receivables equal to the estimated uncollectible amounts. No allowance was deemed necessary at December 31, 2018.

Equity Method Investment

An investment in an investee over which Rattler LLC exercises significant influence but does not control is accounted for using the equity method. Under the equity method, Rattler LLC’s share of the investee’s earnings

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

or loss is recognized in the statement of operations. Rattler LLC reviews its investment to determine if a loss in value which is other than a temporary decline has occurred. If such a loss has occurred, Rattler LLC would recognize an impairment provision.

Member’s Equity

In the accompanying balance sheets, member’s equity represents Diamondback’s historical investment in Rattler LLC, Rattler LLC’s accumulated net results, and the net effect of transactions with, and allocations from, Diamondback.

Fresh Water Inventory

Rattler LLC values its fresh water inventories at lower of cost or net realizable value. Inventory costs are determined under the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) consist of land, gathering pipelines, facilities and related equipment, which are stated at the lower of historical cost less accumulated depreciation, or fair value, if impaired. Construction-related direct labor and material costs are capitalized. Maintenance and repair costs are expensed as incurred. PP&E assets are depreciated using the straight-line method over the useful lives of the assets ranging from ten to thirty years. Upon sale or retirement of depreciable property, the respective cost and related accumulated depreciation are eliminated from the balance sheet and the resulting gain or loss is recognized in the statement of operations.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. Rattler LLC considers the period of future benefit of each respective asset to determine the appropriate useful life and depreciation and amortization is calculated using the straight-line method over the assigned useful life.

Upon acquisition of real estate properties, the purchase price is allocated to tangible assets, consisting of land and building, and to identified intangible assets and liabilities, which may include the value of above market and below market leases and the value of in-place leases. The allocation of the purchase price is based upon the fair value of each component of the property. Although independent appraisals may be used to assist in the determination of fair value, in many cases these values will be based upon management’s assessment of each property, the selling prices of comparable properties and the discounted value of cash flows from the asset.

The fair values of above market and below market in-place leases will be recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases measured over a period equal to the non-cancelable term of the lease including any bargain renewal periods. The above market and below market lease values will be capitalized as intangible lease assets or liabilities. Above market lease values will be amortized as an adjustment of rental income over the remaining term of the respective leases. Below market lease values will be amortized as an adjustment of rental income over the remaining term of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market and below market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair values of in-place leases will include estimated direct costs associated with obtaining a new tenant, and opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant may include commissions, tenant improvements, and other direct costs and are estimated, in part, by management’s consideration of current market costs to execute a similar lease. These direct costs will be included in intangible lease assets on the balance sheet and will be amortized to expense over the remaining term of the respective leases. The value of opportunity costs will be calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These intangibles will be included in intangible lease assets on the balance sheet and will be amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Asset Contributions

A contribution of a set of assets and related liabilities (a “set”) to Rattler LLC from our parent is analyzed to determine whether the set meets the definition of a business in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. A contribution of a set of assets that does not constitute a business is recognized at the date of the transfer at its carrying amount in the accounts of Rattler LLC’s parent in accordance with the guidance regarding transactions between entities under common control in ASC 805-50. Management then evaluates whether the asset contribution results in a change in the reporting entity, as defined in ASC Topic 250, “Accounting Changes and Error Corrections”. An asset contribution that does not constitute a change in the reporting entity is accounted for prospectively from the date of the transfer, while an asset contribution that constitutes a change in the reporting entity would result in retrospective application of the transaction.

Impairment of Long-Lived Assets

Rattler LLC reviews its long-lived assets whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its estimated future undiscounted cash flows. An impairment loss is the difference between the carrying amount and fair value of the asset. Rattler LLC had no impairment losses for the year ended December 31, 2018 or 2017.

Fair Value of Financial Instruments

Rattler LLC’s financial instruments consist of cash, receivables and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of the instruments.

Asset Retirement Obligations

Rattler LLC recognizes a liability based on the estimated costs of retiring tangible long-lived assets. The liability is recognized at its fair value and measured using expected discounted future cash outflows of the ARO when the obligation originates, which generally is when an asset is acquired or constructed. The carrying amount of the associated asset is increased commensurate with the liability recognized. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Subsequent to the initial recognition, the liability is adjusted for any changes in the expected value of the retirement obligation (with a corresponding adjustment to PP&E) and for accretion of the liability due to the passage of time, until the obligation is settled. If the fair value of the estimated obligation changes, an adjustment is recorded for both the retirement liability and the associated asset carrying amount. Revisions in estimated AROs may result from changes in estimated retirement costs and the estimated timing of settling the obligations.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commitments and Contingencies

Rattler LLC is subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal and other environmental matters. Rattler LLC’s management believes there are currently no such matters that will have a material adverse effect on its results of operations, cash flows or financial position.

Rattler LLC is party to various legal and/or regulatory proceedings from time to time arising in the ordinary course of business. While the ultimate outcome and impact cannot be predicted with certainty, management believes that all such matters involve amounts that, if resolved unfavorably, either individually or in the aggregate, will not have a material adverse effect on its financial condition, results of operations or cash flows. In the case of a known contingency, Rattler LLC accrues a liability when the loss is probable and the amount is reasonably estimable. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum amount of the range is accrued. Rattler LLC discloses contingencies when an adverse outcome may be material or, in the judgment of management, the matter should otherwise be disclosed.

Midstream Revenue Recognition

Midstream revenues are comprised of crude oil and natural gas gathering and transportation services, saltwater gathering and disposal and fresh water sourcing and distribution services. Rattler LLC provides gathering and compression and water handling and treatment services under fee-based contracts based on throughput. Under these arrangements, Rattler LLC receive fees for gathering crude oil and natural gas, compression services, and water handling, disposal, and treatment services. The revenue Rattler LLC earns from these arrangements is directly related to (i) in the case of natural gas gathering and compression, the volumes of metered natural gas that Rattler LLC gathers, compresses and delivers to natural gas to other transmission delivery points, (ii) in the case of oil gathering, the volumes of metered oil that Rattler LLC gathers and delivers to other transmission delivery points, (iii) in the case of fresh water services, the quantities of fresh water delivered to Rattler LLC’s customers for use in their well drilling and completion operations and (iv) in the case of saltwater disposal and treatment services, the quantities of saltwater treated or disposed of for Rattler LLC’s customers. Rattler LLC recognizes revenue when it satisfy a performance obligation by delivering a service to a customer. Rattler LLC earns substantially all of its midstream revenues from commercial agreements with Diamondback and its affiliates.

Real Estate Revenue Recognition

Rattler LLC recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Rental income—related party is comprised of revenues earned from lease agreements with Diamondback and its affiliates. Other real estate revenue is derived from tenants’ use of parking, telecommunications and miscellaneous services. Parking and other miscellaneous service revenue is recognized when the related services are utilized by the tenants. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as Rattler LLC is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Concentrations

Rattler LLC has historically operated as part of the consolidated operations of Diamondback and substantially all of its midstream transactions, including sources of revenues, are with Diamondback and its

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

affiliates. Rattler LLC operates saltwater disposal (“SWD”) wells with other working interest owners. The revenues and expenses related to these disposal activities are reported on a net basis as part of revenues and costs and expenses.

For the year ended December 31, 2018, three tenants represented approximately 64.8% of rental revenues, 23.4% of which relates to Diamondback.

Recent Accounting Pronouncements

Leases: In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02): “Leases”, which requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by leases with terms of more than 12 months, and was incorporated into GAAP as ASC Topic 842, “Leases” (“ASC Topic 842”). ASC Topic 842 also requires disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases.

In January 2018, the FASB issued Accounting Standards Update No. 2018-01 (ASU 2018-01): Land Easement Practical Expedient for Transition to Topic 842, to provide an optional practical expedient to not evaluate existing or expired land easements that were not previously accounted for as leases under ASC Topic 840. The standard will be effective for annual and interim periods beginning after December 15, 2018, with earlier application permitted.

In the normal course of business, Rattler LLC enters into lease agreements and land easements to support its midstream operations. At this time, management has assessed the financial impact ASC Topic 842 will have on Rattler LLC’s financial statements and management believes adoption and implementation of ASC Topic 842 will result in approximately $1.2 million of liabilities on Rattler LLC’s balance sheet.

Revenue Recognition: In May 2014, the FASB issued Accounting Standards Update 2014-09, “Revenue from Contracts with Customers.” This standard included a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. Among other things, the standard also eliminated industry-specific revenue guidance, required enhanced disclosures about revenue, provided guidance for transactions that were not previously addressed comprehensively and improved guidance for multiple-element arrangements. The Company adopted this Accounting Standards Update effective January 1, 2018 using the modified retrospective approach. The Company utilized a bottom-up approach to analyze the impact of the new standard by reviewing its current accounting policies and practices to identify potential differences that would result from applying requirements of the new standard on its revenue contracts and the impact of adopting this standard on its total revenues, operating income and its consolidated balance sheet. The adoption of this standard did not result in a cumulative-effect adjustment.

Rattler LLC generates revenues by charging fees on a per unit basis for gathering crude oil and natural gas, delivering and storing fresh water, and collecting, recycling and disposing of produced water. Rattler LLC adopted FASB ASC Topic 606, “Revenue from Contracts with Customers” (“ASC Topic 606”), on January 1, 2018, using the modified retrospective method. Under ASC Topic 606, performance obligations are the unit of account and generally represent distinct goods or services that are promised to customers. The adoption of ASC Topic 606 did not have a material impact on the recognition, measurement and presentation of the Company’s revenues and expenses.

Performance Obligations: For gathering crude oil and natural gas, delivering fresh water, and collecting, recycling and disposing of produced water, Rattler LLC’s performance obligations are satisfied over time using volumes delivered to measure progress. Rattler LLC records revenue related to the volumes delivered at the contract price at the time of delivery.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rattler LLC began generating revenue from water sales during first quarter 2018 upon the contribution of fresh water assets from Diamondback. For its water sales, each unit sold is generally considered a distinct good and the related performance obligation is generally satisfied at a point in time (i.e. at the time control of the water is transferred to the customer). Rattler LLC recognizes revenue from the sale of water when its contracted performance obligation to deliver water is satisfied and control of the water is transferred to the customer. This usually occurs when the water is delivered to the location specified in the contract and the title and risks of rewards and ownership are transferred to the customer.

Transaction Price Allocated to Remaining Performance Obligations: The majority of the Company’s revenue agreements have a term greater than one year, and as such Rattler LLC has utilized the practical expedient in ASC Topic 606, which states that the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under its revenue agreements, each delivery generally represents a separate performance obligation; therefore, future volumes delivered are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

The remainder of the Company’s revenue agreements, which relate to agreements with third parties, are short-term in nature with a term of one year or less. Rattler LLC has utilized an additional practical expedient in ASC Topic 606 which exempts it from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of an agreement that has an original expected duration of one year or less.

Contract Balances: Under the Company’s revenue agreements, the Company invoices customers after our performance obligations have been satisfied, at which point payment is unconditional. As such, the Company’s revenue agreements do not give rise to contract assets or liabilities under ASC Topic 606.

The following is a summary of the Company’s types of revenue agreements:

•

Crude Oil Gathering Agreement. Under the crude oil gathering agreement, the Company receives a volumetric fee per barrel (Bbl) Bbl for gathering and delivering crude oil produced by Diamondback within the dedicated acreage.

•

Gas Gathering and Compression Agreement. Under the gas gathering and compression agreement, the Company receives a volumetric fee per million British Thermal Unit (MMBtu) for gathering and processing all natural gas produced by Diamondback within the dedicated acreage.

•

Produced and Flowback Water Gathering and Disposal Agreement. Under the produced and flowback water gathering and disposal agreement, the Company receives a fee for gathering or disposing of water produced from operating crude oil and natural gas wells within the dedicated acreage. The fee is comprised of a volumetric fee per Bbl for the produced water services Rattler LLC provides.

•

Freshwater Purchase and Services Agreement. Under the freshwater purchase and services agreement, the Company receives a fee for sourcing, transporting and delivering all raw fresh water and recycled fresh water required by Diamondback to carry out its oil and natural gas activities within the dedicated acreage. The fee is comprised of a volumetric fee per Bbl for the type of fresh water services Rattler LLC provides.

Real Estate Contracts: Rattler LLC recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Rental income—related party is comprised of revenues earned from lease agreements

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

with Diamondback and its affiliates. Other real estate revenue is derived from tenants’ use of parking, telecommunications and miscellaneous services. Parking and other miscellaneous service revenue is recognized when the related services are utilized by the tenants. Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as Rattler LLC is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

It is noted that surface revenue, rental and real estate income and amortization of out of market leases is outside the scope of ASC Topic 606.

Disaggregation of Revenue

In the following table, revenue is disaggregated by type of service and type of fee (in thousands). The table also identifies the reportable segment to which the disaggregated revenues relate. For more information on reportable segments, see Note 11—Segments.

	Year Ended December 31,
	2018	2017	Segment
Type of Service
Fresh water services	$76,976	$—	Midstream
Saltwater disposal services	72,352	27,864	Midstream
Crude oil gathering	16,038	7,641	Midstream
Natural gas gathering	6,447	2,909	Midstream
Surface revenue (non ASC Topic 606 revenues)	875	881	Midstream
Real estate contracts (non ASC Topic 606 revenues)	11,779	—	Real Estate

Total revenues	$184,467	$39,295

3. ACQUISITIONS

Fresh Water Assets

In connection with its business operations, Diamondback constructed and/or acquired various fresh water assets (the “Fresh Water Assets”) located in the Delaware and Midland Basins of the Permian Basin. Effective January 1, 2018, Diamondback contributed the Fresh Water Assets to Rattler LLC. The Fresh Water Assets include certain fresh water wells, fresh water gathering lines, and related assets. The carrying value of assets included in this contribution is $32.8 million and $6.0 million related to fresh water inventory. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

Tall Towers

On January 31, 2018, Diamondback, through its wholly-owned subsidiary, Tall Towers, acquired from Fasken Midland certain real property and related assets in Midland, Texas for a purchase price of approximately $110.0 million. All of the membership interests in Tall Towers were contributed to Rattler LLC effective January 31, 2018. Diamondback allocated the purchase price between the tangible assets, consisting of land and building, and to identified intangible lease assets. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Midstream Assets and Land

In connection with its business operations, Diamondback constructed and/or acquired various midstream assets located in the Delaware and Midland Basins of the Permian Basin. Upon asset completion dates during 2018, Diamondback contributed the midstream assets to Rattler LLC. Such midstream assets include SWD gathering assets and wells with a carrying value of $18.2 million, land valued at $1.5 million, and a field office valued at $1.3 million. The contributed assets were recognized by Rattler LLC at Diamondback’s historical basis due to the entities being under common control.

4. PROPERTY, PLANT AND EQUIPMENT

The following table sets forth Rattler LLC’s property, plant and equipment:

	Estimated Useful Lives	As of December 31,
		2018	2017
	(Years)	(In thousands)
Saltwater disposal systems	10-30	$220,084	$78,643
Crude oil gathering systems	30	66,760	50,427
Natural gas gathering and compression systems	10-30	60,350	38,613
Fresh water gathering systems	30	68,694	23,840
Land	N/A	70,373	68,788

Total property, plant and equipment		486,261	260,311
Less: accumulated depreciation		(28,317)	(4,988)

Total property, plant and equipment, net		$457,944	$255,323

Included in gathering and disposal systems are $55.2 million and $62.8 million of assets at December 31, 2018 and December 31, 2017, respectively, that are not subject to depreciation as the systems were under construction and had not yet been put into service. For the year ended December 31, 2018, Diamondback made capital contributions to Rattler LLC of $52.5 million in property, plant and equipment, comprised of $32.8 million related to fresh water assets and $18.2 million related to SWD assets, and $1.5 million of land. During this period, Rattler LLC made capital expenditures of $164.9 million, comprised of $114.7 million related to SWD assets, $16.3 million related to crude oil gathering assets, $30.1 million related to natural gas gathering assets, $3.7 million related to fresh water gathering systems and $0.1 million related to land. In May 2018, under a swap agreement involving interests in certain SWD assets, Rattler LLC exchanged its interests in two SWD assets for an additional interest in a third SWD asset. Rattler LLC recognized a loss of approximately $2.6 million because the net book value of the two SWD assets given up was $2.6 million greater than the agreed upon value of the SWD asset received. In addition, following the amendment of HMW LLC’s (defined below) operating agreement on June 30, 2018, which was effective as of January 1, 2018, Rattler LLC no longer recognized an equity investment in HMW LLC, but rather consolidated its undivided interest in the salt water disposal assets owned by HMW LLC. As such, Rattler LLC recognized $7.9 million of SWD assets as of June 30, 2018, equivalent to its basis in the equity investment in HMW LLC. See Note 7—Equity Method Investment for further discussion of Rattler LLC’s investment in HMW LLC.

5. REAL ESTATE ASSETS

In conjunction with Diamondback’s contribution of Tall Towers, Rattler LLC allocated the $110 million purchase price between real estate assets and intangible lease assets related to in-place and above-market leases. During the year ended December 31, 2018, Diamondback also contributed a field office with a fair value of $1.3

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

million to Rattler LLC. The following schedules present the cost and related accumulated depreciation or amortization (as applicable) of Rattler LLC’s real estate assets intangible lease assets:

	Estimated Useful Lives	As of December 31, 2018
	(Years)	(in thousands)
Buildings	30	$92,349
Tenant improvements	15	4,160
Land improvements	15	484

Total real estate assets		96,993
Less: accumulated depreciation		(3,970)

Total real estate assets, net		$93,023

	Weighted Average Useful Lives	As of December 31, 2018
	(Months)	(In thousands)
In-place lease intangibles	45	$10,866
Less: accumulated amortization		(3,076)

In-place lease intangibles, net		7,790
Above-market lease intangibles	45	3,623
Less: accumulated amortization		(459)

Above-market lease intangibles, net		3,164

Total intangible lease assets, net		$10,954

6. ASSET RETIREMENT OBLIGATIONS

AROs consist primarily of estimated costs of dismantlement, removal, site reclamation and similar activities associated with Rattler LLC’s infrastructure assets. The following table reflects the changes in Rattler LLC’s ARO for the following periods:

	As of December 31,
	2018	2017
	(In thousands)
Asset retirement obligation—beginning of period	$383	$194
Liabilities incurred during period	143	166
Accretion expense during period(1)	35	23

Asset retirement obligation—end of period	$561	$383

(1)	Included in depreciation, amortization and accretion on Rattler LLC’s statement of operations.

7. EQUITY METHOD INVESTMENT

In October 2014, Diamondback obtained a 25% interest in HMW Fluid Management LLC (“HMW LLC”), which was formed to develop, own and operate an integrated water management system to gather, store, process, treat, distribute and dispose of water to exploration and production companies operating in Midland, Martin and Andrews Counties, Texas.

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2017, Rattler LLC invested $0.2 million in HMW LLC and recorded income of $1.4 million, bringing Rattler LLC’s total investment to $7.9 million at December 31, 2017.

On June 30, 2018, HMW LLC’s operating agreement was amended effective January 1, 2018. As a result of the amendment, the Company will no longer recognize an equity investment in HMW LLC but will instead consolidate its undivided interest in the salt water disposal assets owned by HMW LLC as of January 1, 2018. In exchange for the Company’s 25% investment, the Company received a 50% undivided ownership interest in two of the four SWD wells and associated assets previously owned by HMW LLC. Ratter LLC’s basis in the assets is equivalent to its basis in the equity investment in HMW LLC.

No impairments were recorded for Rattler LLC’s equity method investment for the year ended December 31, 2018. As of December 31, 2018, no equity method investments were held by Rattler LLC.

8. TRANSACTIONS WITH AFFILIATES

In the normal course of business, Rattler LLC provides midstream services to Diamondback and its affiliates. Substantially all of Rattler LLC’s revenues have been derived from Diamondback, which includes volumes attributable to third-party interest owners that participate in Diamondback’s operated wells and are charged under short-term contracts at market-based rates. Rattler LLC earned approximately $0.3 million and $0.3 million in surface use revenues from HMW LLC during the years ended December 31, 2018 and 2017, respectively, which are recognized in its statement of operations.

Diamondback and its affiliates provide certain services to Rattler LLC, including legal, accounting, treasury, information technology, human resources and administration. The employees supporting Rattler LLC’s operations are employees of Diamondback. Rattler LLC’s condensed consolidated financial statements include costs allocated to it by Diamondback for centralized general and administrative services. Costs allocated to Rattler LLC are based on identification of Diamondback’s resources that directly benefited Rattler LLC and its proportionate share of costs based on Rattler LLC’s estimated usage of shared resources and functions. General and administrative expenses allocated by Diamondback were $2.0 million and $1.2 million for the years ended December 31, 2018 and 2017, respectively. The allocations are based on assumptions that Rattler LLC’s management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if Rattler LLC had been operated as a stand-alone entity.

Beginning on January 31, 2018, Diamondback began leasing office space from Rattler LLC in the Fasken Center. During the year ended December 31, 2018, Diamondback paid Rattler LLC $2.6 million in lease fees.

Rattler LLC is a subsidiary guarantor under the credit agreement dated November 1, 2013, as amended, among Diamondback O&G LLC, as borrower, and a syndicate of banks, including Wells Fargo Bank, National Association, as administrative agent. The credit agreement is also guaranteed by Diamondback and Diamondback E&P LLC, and will be guaranteed by any of Diamondback’s future subsidiaries that are classified as restricted subsidiaries under the credit agreement. The credit agreement is secured by substantially all of the oil and gas assets of the borrower and the guarantors, other than the midstream assets. The credit agreement provides for a revolving credit facility in the maximum credit amount of $5.0 billion, subject to a borrowing base based on the oil and natural gas reserves of the borrower and the guarantors and other factors.

The outstanding borrowings under the credit agreement are required to be repaid (i) to the extent the loan amount exceeds the commitment or the borrowing base, whether due to a borrowing base redetermination or otherwise (in some cases subject to a cure period), (ii) in an amount equal to the net cash proceeds from the sale

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of property when a borrowing base deficiency or event of default exists under the credit agreement and (iii) at the maturity date of November 1, 2022. The credit agreement contains various affirmative, negative and financial maintenance covenants, which may restrict certain actions of Rattler LLC as long as Rattler LLC is a restricted subsidiary of Diamondback under the credit agreement. These covenants, among other things, limit additional indebtedness, additional liens, sales of assets (other than certain midstream assets), mergers and consolidations, dividends and distributions, transactions with affiliates and entering into certain swap agreements and require the maintenance of certain financial ratios. The credit agreement contains customary events of default, including non-payment, breach of covenants, materially incorrect representations, cross-default, bankruptcy and change of control.

9. INCOME TAXES

Throughout its existence, all of the membership interests of Rattler LLC have been owned by a single member. Under applicable federal income tax provisions, Rattler’s legal existence as an entity separate from its sole owner has been disregarded for U.S. federal income tax purposes. As a result, Rattler LLC’s owner is responsible for federal income taxes on its share of Rattler LLC’s taxable income. Similarly, Rattler LLC has no tax attributes such as net operating loss carryforwards because such tax attributes are treated for federal income tax purposes as attributable to Rattler LLC’s owner.

In certain circumstances, GAAP requires entities such as Rattler LLC to account for income taxes under the principles of FASB ASC Topic 740, “Income Taxes” (“ASC Topic 740”), notwithstanding the disregard of the separate legal entities’ existence for federal income tax purposes. Accordingly, Rattler LLC has applied the principles of ASC Topic 740 to its financial statements herein as if it had been subject to taxation as a corporation in the periods presented. This application of ASC Topic 740 includes, among other things, the presentation of a provision for income taxes and the presentation deferred tax assets, including net operating loss carryovers, and deferred tax liabilities. This presentation is made pursuant to applicable Securities and Exchange Commission (“SEC”) pronouncements even though, for the periods presented herein, Rattler LLC has no separate entity tax provision or deferred tax balances.

Rattler LLC’s provision for income taxes presented herein consists predominantly of a deferred federal income tax provision. Rattler LLC had no current provision for federal income tax in 2017 due to tax deductions for accelerated depreciation, which exceeded Rattler LLC’s other items of taxable income. In 2018, Rattler LLC’s other items of taxable income exceeded tax deductions for depreciation as well as federal net operating loss carryforwards, resulting in current federal tax payable. Except for the 2017 effects of the Tax Cuts and Jobs Act of 2017 (discussed further below), Rattler LLC’s effective tax rate approximates the federal statutory income tax rate of 35% for 2017 and 2016 and 21% for 2018. Rattler’s permanent differences between financial and taxable income are immaterial. Rattler LLC’s deferred tax assets consist predominantly of its net operating loss carryforward. Rattler LLC’s deferred tax liabilities consist predominantly of the excess of basis in fixed assets determined for financial accounting principles over the related tax basis. Rattler’s net operating losses expire beginning in 2036 and are not subject to limitation on utilization.

Rattler LLC is subject to state taxation in Texas pursuant to the Texas margin tax regime. Current and deferred provisions for Texas margin tax are reflected in the financial statements but are not material.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”), a historic series of federal income tax reforms, was enacted. Among other changes, the TCJA: (i) reduced the federal graduated corporate income tax rate from a maximum 35% rate to a flat rate of 21%; (ii) allowed immediate deduction from taxable income for most tangible personal property acquired after September 27, 2017; (iii) established an indefinite carryover

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

period for net operating losses generated in 2018 and thereafter; and (iv) imposed certain limitations on business interest expense deductions. The principle effect of the TCJA on Rattler LLC is the reduction in the carrying amount of its deferred tax assets and deferred tax liabilities due to the reduced tax benefit or cost, respectively, of those items due to the reduction in the federal corporate income tax rate. The benefit of the corporate income tax rate reduction totals approximately $4.5 million and is reflected in Rattler LLC’s tax provision for 2017, the period in which the TCJA was enacted.

Rattler LLC’s effective income tax rates were 21.6% and 17.6% for the years ended December 31, 2018 and 2017, respectively. Total income tax expense for the years ended December 31, 2018 and 2017 differed from amounts computed by applying the United States federal statutory income tax rate to pre-tax income primarily due to current and deferred state income taxes. The difference between Rattler LLC’s effective tax rates for the years ended December 31, 2018 and 2017 is primarily due to the reduction of the U.S. federal statutory income tax rate from 35% to 21%, effective January 1, 2018.

The components of the provision for income taxes for the years ended December 31, 2018 and 2017 are as follows:

	Year Ended December 31,
	2018	2017
	(In thousands)
Current income tax provision:
Federal	$11,089	$—
State	425	217

Total current income tax provision	11,514	217
Deferred income tax provision:
Federal	5,689	4,237
State	156	234

Total deferred income tax provision	5,845	4,471

Total provision for income taxes	$17,359	$4,688

A reconciliation of the statutory federal income tax amount to the recorded expense is as follows:

	Year Ended December 31,
	2018	2017
	(In thousands)
Income tax expense at the federal statutory rate	$16,867	$8,873
State income tax expense, net of federal tax effect	492	317
Income tax benefit relating to change in statutory tax rate	—	(4,502)
Other, net	—	—

Provision for income taxes	$17,359	$4,688

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the Company’s deferred tax assets and liabilities as of December 31, 2018 and 2017 are as follows:

	Year Ended December 31,
	2018		2017
	(In thousands)
Noncurrent:
Deferred tax assets
Net operating loss carryforwards (subject to 20 year expirations)	$—		$4,798
Other	—		—

Noncurrent deferred tax assets	$—		$4,798

Deferred tax liabilities
Midstream assets	$12,912	(1)	$8,249
Other	—		1,020

Total noncurrent deferred tax liabilities	12,912		9,269
Net noncurrent deferred tax liabilities	12,912		4,471

Net deferred tax liabilities	$12,912		$4,471

(1)	Includes $2.7 million change in 2017 contributed tax liability from Diamondback.

10. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. Rattler LLC’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. Rattler LLC uses appropriate valuation techniques based on available inputs to measure the fair values of its assets and liabilities.

Level 1—Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date.

Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3—Unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement.

Rattler LLC estimates asset retirement obligations pursuant to the provisions of FASB ASC Topic 410, “Asset Retirement and Environmental Obligations.” The initial measurement of asset retirement obligations at

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with SWD wells. Given the unobservable nature of the inputs, including plugging costs and useful lives, the initial measurement of the asset retirement obligation liability is deemed to use Level 3 inputs. See Note 6—Asset Retirement Obligations for further discussion of the Company’s asset retirement obligations. Asset retirement obligations incurred or revised during the years ended December 31, 2018 and 2017 were $0.2 and $0.2 million, respectively.

11. SEGMENTS

Rattler LLC’s operations are located in the United States and are organized into two reporting segments as this comprises the structure used by its Chief Operating Decision Maker (“CODM”) to make key operating decisions and assess performance.

	Year Ended December 31,
(In thousands)	Midstream Services	Real Estate Operations	Total Rattler LLC
Revenues—related party	$169,396	$—	$169,396
Revenues—third party	3,292	—	3,292
Rental income—related party	—	2,383	2,383
Rental income—third party	—	8,125	8,125
Other real estate income	—	228	228
Other real estate income—third party	—	1,043	1,043

Total revenues	172,688	11,779	184,467

Direct operating expenses	33,714	—	33,714
Cost of goods sold (exclusive of depreciation and amortization shown below)	38,852	—	38,852
Real estate operating expenses	—	1,872	1,872
Loss on sale of property, plant and equipment	2,577	—	2,577
Depreciation, amortization and accretion	18,088	7,046	25,134

Segment profit	79,457	2,861	82,318

General and administrative expenses			1,999

Net income before income taxes			80,319
Provision for income taxes			17,359

Net income			62,960

Segment assets	$456,997	$104,923	$561,920

12. SUBSEQUENT EVENTS

On February 1, 2019, Rattler LLC obtained a 10% equity interest in EPIC Crude Holdings, LP (“EPIC”), which is building a pipeline (the “EPIC project”) that, once operational, will transport crude and NGL across Texas for delivery into the Corpus Christi market. As of February 19, 2019, Rattler LLC has invested $34.1 million in the EPIC project and recorded no income. The EPIC project is anticipated to be operational in the second half of 2019.

On February 15, 2019, Rattler LLC obtained a 10% equity interest in Gray Oak Pipeline, LLC (“Gray Oak”), which is building a pipeline (the “Gray Oak project”) that, once operational, will transport crude from the

RATTLER MIDSTREAM OPERATING LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Permian to Corpus Christi on the Texas Gulf Coast. As of February 19, 2019, Rattler LLC has invested $81.3 million in the Gray Oak project and recorded no income. The Gray Oak project is anticipated to be operational in the second half of 2019.

On February 18, 2019, Diamondback dropped down $298 million in additional midstream and real estate assets acquired as part of the acquisitions of Ajax Resources, LLC and Energen Corporation completed by Diamondback in the fourth quarter of 2018.

Rattler LLC has evaluated subsequent events through February 19, 2019. Except as noted above, there were no additional events that required disclosure or recognition in these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and General Partner

Rattler Midstream LP

Opinion on the financial statements

We have audited the accompanying balance sheet of Rattler Midstream LP (a Delaware corporation) (the “Company”) as of December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2018.

Oklahoma City, Oklahoma

February 19, 2019

RATTLER MIDSTREAM LP

BALANCE SHEET

As of December 31, 2018
Assets
Cash	$1,000

Total assets	$1,000

Partners’ Capital
Limited Partners’ Capital	$1,000

Total Partners’ Capital	$1,000

The accompanying notes are an integral part of these financial statements.

RATTLER MIDSTREAM LP

NOTES TO UNAUDITED FINANCIAL STATEMENT

1. Description of the Business

Rattler Midstream Partners LP (the “Partnership”) is a Delaware limited partnership formed by Diamondback Energy, Inc. (“Diamondback”) to own, operate, develop and acquire midstream infrastructure assets in the Midland and Delaware Basins of the Permian Basin. Rattler provides crude oil, natural gas and water-related midstream services (including fresh water sourcing and transportation and saltwater gathering and disposal) to Diamondback under long-term, fixed-fee contracts. Diamondback contributed $1,000 in the form of accounts receivable to the Partnership in connection with its formation. On October 3, 2018, Diamondback settled this receivable with the Partnership in cash. There have been no other transactions involving the Partnership as of the date of issuance of these financial statements.

In connection with the completion of this offering, the Partnership intends to offer common units representing limited partner interests pursuant to a public offering and to concurrently issue common units and subordinated units, representing additional limited partner interests in the Partnership, to Diamondback and a non-economic general partner interest to Rattler Midstream GP LLC, a wholly-owned subsidiary of Diamondback.

2. Subsequent Events

The Partnership has evaluated subsequent events through February 19, 2019 and noted no subsequent events or transactions that required recognition or disclosure in the financial statement.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Member

Tall City Towers LLC

We have audited the accompanying statement of revenues and certain expenses of Fasken Midland LLC (a Delaware limited liability company) for the year ended December 31, 2017, and the related notes to the financial statement.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain expenses of Fasken Midland LLC for the year ended December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 1—Organization and Basis of Presentation of the financial statement, which describes that the accompanying statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of Fasken Midland LLC’s revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

August 7, 2018

FASKEN MIDLAND LLC

STATEMENT OF REVENUES AND CERTAIN EXPENSES

Year Ended December 31, 2017
(in thousands)
Revenues:
Rental revenue	$11,128
Tenant recoveries	1,109

Total revenues	12,237
Certain Expenses:
Direct operating expenses	2,800
Taxes and insurance	622

Total certain expenses	3,422

Revenues in excess of certain expenses:	$8,815

The accompanying notes are an integral part of this statement of revenues and certain expenses.

FASKEN MIDLAND LLC

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization

The accompanying statement of revenues and certain expenses include the operations of Fasken Midland LLC (“Fasken Midland”), consisting of an office building and related assets located in Midland, Texas (the “Fasken Center”). On January 31, 2018, Diamondback Energy, Inc. (“Diamondback”), through its wholly-owned subsidiary, Tall City Towers LLC (“Tall Towers”), acquired the Fasken Center from Fasken Midland for a purchase price of approximately $110.0 million.

Basis of Presentation

The accompanying statement of revenues and certain expenses relate to the assets acquired from Fasken Midland and have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the period presented as revenues and certain expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Fasken Center, have been excluded. Such items include depreciation, management fees, interest expense, interest income and amortization of above-and below-market leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Fasken Midland recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. Parking and other revenue is included in rental revenue and is derived from the tenants’ use of parking, telecommunications and the fitness center. Parking and other revenue is recognized when the related services are utilized by the tenants.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance and other operating expenses are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as Fasken Midland is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting and disclosure of revenues and certain expenses during the reporting period to present the statement of revenues and certain expenses in conformity with accounting principles generally accepted in the United States (“GAAP”). Actual results could differ from those estimates.

FASKEN MIDLAND LLC

NOTES TO STATEMENT OF REVENUES AND CERTAIN EXPENSES

3. MINIMUM FUTURE LEASE RENTALS

Fasken Midland executed operating leases with its tenants, some of which were subject to escalations and reimbursements. As of December 31, 2017, future minimum rental income under the operating leases, which expire in 2026, are as follows:

Year Ending December 31,	Office Leases
(in thousands)
2018	$10,699
2019	9,979
2020	8,990
2021	6,455
2022	2,201
Thereafter	7,429

Total	$45,753

In addition to fixed minimum rent payments, tenants also pay their proportionate share of the Property’s actual costs applicable to the office building for the operation and maintenance of the common area. These costs are excluded from the table above.

4. TENANT CONCENTRATIONS

For the year ended December 31, 2017, three tenants represented approximately 59% of Fasken Midland’s rental revenues, 17% of which relates to Diamondback.

5. COMMITMENTS AND CONTINGENCIES

Fasken Midland is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the ultimate settlement of these actions will not have a material adverse effect on the Fasken Center’s results of operations.

6. SUBSEQUENT EVENTS

Fasken Midland has evaluated subsequent events through August 7, 2018.

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

RATTLER MIDSTREAM LP

Page
ARTICLE I

DEFINITIONS

Section 1.1	Definitions	A-1
Section 1.2	Construction	A-9

ARTICLE II

ORGANIZATION

Section 2.1	Formation	A-9
Section 2.2	Name	A-9
Section 2.3	Registered Office; Registered Agent; Principal Office; Other Offices	A-9
Section 2.4	Purpose and Business	A-9
Section 2.5	Powers	A-10
Section 2.6	Term	A-10
Section 2.7	Title to Partnership Assets	A-10

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1	Limitation of Liability	A-10
Section 3.2	Management of Business	A-10
Section 3.3	Outside Activities of the Limited Partners	A-10
Section 3.4	Rights of Limited Partners	A-11

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1	Certificates	A-11
Section 4.2	Mutilated, Destroyed, Lost or Stolen Certificates	A-12
Section 4.3	Record Holders	A-12
Section 4.4	Transfer Generally	A-13
Section 4.5	Registration and Transfer of Limited Partner Interests	A-13
Section 4.6	Transfer of the General Partner Interest	A-14
Section 4.7	Restrictions on Transfers	A-14
Section 4.8	Eligibility Certificates; Ineligible Holders	A-14
Section 4.9	Redemption of Partnership Interests of Ineligible Holders	A-15

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1	Capitalization	A-16

A-i

(continued)

A-ii

(continued)

A-iii

(continued)

A-iv

FORM OF FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

RATTLER MIDSTREAM LP

This First Amended and Restated Agreement of Limited Partnership of Rattler Midstream LP, dated as of                     , 2019 (the “First A&R Date”), is executed by Rattler Midstream GP LLC, a Delaware limited liability company, as the General Partner, and the Initial Partners (as defined herein), together with any other Persons who become Partners in the Partnership or parties hereto as provided herein.

RECITALS:

WHEREAS, the General Partner and Diamondback previously organized the Partnership as a Delaware limited partnership pursuant to a Limited Partnership Agreement dated as of July 27, 2018 (as amended, the “Original Agreement”); and

WHEREAS, in connection with the closing of the transactions contemplated by the Initial Public Offering, it is necessary to amend the Original Agreement as provided herein.

NOW, THEREFORE, the Original Agreement is hereby amended and, as so amended, is restated in its entirety as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with, the Person in question.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Rattler Midstream LP, as it may be amended, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Bad Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such Person, board or committee reached such determination, or engaged in or failed to engage in such act or omission, with the belief that such determination, action or omission was adverse to the interest of the Partnership.

“Board of Directors” means the board of directors of the General Partner.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Contribution” means any cash, cash equivalents or the fair market value of any property a Partner contributed to the Partnership.

“Cash Option Amount” has the meaning assigned to such term in Section 5.1(e).

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable to the Partnership or any Limited Partner for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means a certificate in such form (including global form if permitted by applicable rules and regulations) as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Partnership Interests. The initial form of certificate approved by the General Partner for Common Units is attached as Exhibit A to this Agreement.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.3, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“Citizenship Eligibility Trigger” has the meaning assigned to such term in Section 4.8(a)(ii).

“claim” (as used in Section 7.12(c)) has the meaning assigned to such term in Section 7.12(c).

“Class B Capital Contribution Amount” equals $1,000,000.

“Class B Capital Contribution Per Unit Amount” equals the Class B Capital Contribution Amount divided by the aggregate number of Class B Units outstanding immediately after the closing of the Initial Public Offering, subject to adjustment for any splits or combinations pursuant to Section 5.7.

“Class B Distribution Amount” means an amount per Class B Unit equal to 2% of the Class B Capital Contribution Per Unit Amount.

“Class B Unit” means a Unit representing, when outstanding, a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Class B Units in this Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the primary reporting system then in use in relation to such Limited Partner Interests of such class, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Unit representing, when outstanding, a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. For the avoidance of doubt, a Class B Unit is not a Common Unit.

“Conflicts Committee” means a committee of the Board of Directors composed entirely of one or more directors, each of whom is determined by the Board of Directors, after reasonable inquiry, (a) to not be an officer or employee of the General Partner (b) to not be an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) to not be a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, that would be likely to have an adverse impact on the ability of such director to act in an independent manner with respect to the matter submitted to the Conflicts Committee, other than Common Units and awards that are granted to such director under the Long-Term Incentive Plan, and (d) to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

“Control” or “control” (including the terms “controlled” and “controlling”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Current Market Price” means, in respect of any class of Partnership Interests, as of the date of determination, the average of the daily Closing Prices per Partnership Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Deferred Issuance” means the issuance by the Partnership of a number of additional Class B Units that is equal to the excess, if any, of (a) the number of Partnership Common Units subject to the Underwriters’ Option over (b) the number of Partnership Common Units actually purchased by and issued to the IPO Underwriters pursuant to the Underwriters’ Option on one or more dates.

“Deferred Issuance Date” means the first Business Day after the expiration of the Underwriters’ Option in accordance with the Underwriting Agreement.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or Section 11.2.

“Derivative Instruments” means options, rights, warrants, appreciation rights, tracking, profit and phantom interests and other derivative instruments (other than equity interests in the Partnership) relating to, convertible into or exchangeable for Partnership Interests.

“Diamondback” means Diamondback Energy, Inc., a Delaware corporation.

“Eligibility Certificate” has the meaning assigned to such term in Section 4.8(b).

“Eligible Holder” means a Person that satisfies the eligibility requirements established by the General Partner for Partners pursuant to Section 4.8.

“Energen” means Energen Resources Corporation, an Alabama corporation and a wholly-owned subsidiary of Diamondback on the IPO Closing Date.

“Equity Contribution Agreement” means the Equity Contribution Agreement, dated as of                     , 2019, between the Partnership and the Operating Company.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“Exchange Agreement” means the Exchange Agreement, dated as of                     , 2019, among the Partnership, the General Partner, Energen and the Operating Company.

“First A&R Date” has the meaning assigned to such term in the introductory paragraph to this Agreement.

“General Partner” means Rattler Midstream GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as the general partner of the Partnership, in their capacity as the general partner of the Partnership.

“General Partner Interest” means the equity interest of the General Partner in the Partnership (in its capacity as general partner and without reference to any Limited Partner Interest held by it), which includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“Good Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such determination, action or omission was not taken in Bad Faith.

“GP Capital Contribution Amount” equals $1,000,000.

“GP Distribution Amount” means an amount equal to 2% of the GP Capital Contribution Amount.

“Group” means two or more Persons that with or through any of their respective Affiliates or Associates have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(c).

“Indemnitee” means (a) any General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Group Member, a General Partner, any Departing General Partner or any of their respective Affiliates, (e) any Person who is or was serving at the request of a General Partner, any Departing General Partner or any of their respective Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Person who controls a General Partner or Departing General Partner and (g) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Partnership Group’s business and affairs.

“Ineligible Holder” has the meaning assigned to such term in Section 4.8(c).

“Initial Partners” means Energen and the IPO Underwriters upon the issuance by the Partnership of Common Units as described in Section 5.1 in connection with the Initial Public Offering.

“Initial Public Offering” means the initial offering and sale of Common Units to the public (including the offer and sale of Common Units pursuant to the Underwriters’ Option), as described in the IPO Registration Statement.

“IPO Closing Date” means the first date on which Common Units are sold by the Partnership to the IPO Underwriters pursuant to the provisions of the Underwriting Agreement.

“IPO Registration Statement” means the Registration Statement on Form S-1 (File No. 333-226645) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Public Offering.

“IPO Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Limited Partner” means, unless the context otherwise requires, each Unitholder, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case in such Person’s capacity as a limited partner of the Partnership.

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Class B Units or other Partnership Interests or a combination thereof or interest therein (but excluding Derivative Instruments), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner hereunder.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Long-Term Incentive Plan” means the Rattler Midstream LP Long-Term Incentive Plan, as it may be amended, restated or modified from time to time, or any equity compensation plan successor thereto.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) of the Securities Exchange Act (or successor to such Section)) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“OpCo Unit” means a limited liability company interest in the Operating Company having the rights and obligations specified with respect to a “Unit” in the OpCo Limited Liability Company Agreement.

“OpCo Limited Liability Company Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Operating Company, dated as of                     , 2019, as it may be amended, supplemented or restated from time to time.

“Operating Company” means Rattler Midstream Operating LLC, a Delaware limited liability company.

“Operational Services and Secondment Agreement” means the Operational Services and Secondment Agreement, dated as of                     , 2019, among the Partnership, the General Partner and Energen.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Original Agreement” has the meaning assigned to such term in the recitals to this Agreement.

“Outstanding” means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Partnership Interests of any class, none of the Partnership Interests owned by such Person or Group shall be entitled to be voted on any matter or be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Partnership Interests so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Partnership Interests shall not, however, be treated as a separate class of Partnership Interests for purposes of this Agreement or the Delaware Act); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Partnership Interests of any class directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Interests issued by the Partnership provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Rattler Midstream LP, a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries.

“Partnership Interest” means any class or series of equity interest (or, in the case of the General Partner, management interest) in the Partnership, which shall include any General Partner Interest and Limited Partner Interests but shall exclude Derivative Instruments.

“Percentage Interest” means as of any date of determination, as to any Unitholder with respect to Units or any class thereof, the quotient obtained by dividing (i) the number of Units (or the number of Units in such class) held by such Unitholder by (ii) the total number of Outstanding Units (or the total number of Outstanding Units in such class). The Percentage Interest with respect to the General Partner Interest shall at all times be zero.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Privately Placed Units” means any Common Units issued for cash or property other than pursuant to a public offering.

“Pro Rata” means when used with respect to (a) Units or any class thereof, apportioned equally among all Units or all Units of such class, as applicable, in accordance with their relative Percentage Interests, (b) all Partners or Record Holders, apportioned among all Partners or Record Holders in accordance with their relative Percentage Interests, and (c) some but not all Partners or Record Holders, apportioned among such Partners or Record Holders in accordance with their relative Percentage Interests.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership.

“Rate Eligibility Trigger” has the meaning assigned to such term in Section 4.8(a)(i).

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means (a) with respect to Partnership Interests of any class for which a Transfer Agent has been appointed, the Person in whose name a Partnership Interest of such class is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or (b) with respect to other classes of Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.9.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of                     , 2019, between Energen and the Partnership.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Special Approval” means approval by a majority of the members of the Conflicts Committee, whether in the form of approval or approval and recommendation to the Board of Directors.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership, directly or indirectly, at the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person. For the avoidance of doubt and notwithstanding anything to the contrary herein, the Operating Company is a Subsidiary of the Partnership.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b)(ii).

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“Transaction Documents” has the meaning set forth in Section 7.1(b).

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Underwriters’ Option” means the option to purchase additional Common Units granted to the IPO Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Underwriters’ Option Closing Date” means the date(s) on which Common Units are sold by the Partnership to the IPO Underwriters pursuant to the IPO Underwriters’ exercise of the Underwriters’ Option pursuant to the provisions of the Underwriting Agreement.

“Underwriting Agreement” means the Underwriting Agreement, dated as of                     , 2019, among the IPO Underwriters, the Partnership, the Operating Company, the General Partner and Diamondback providing for the purchase of Common Units by the IPO Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Class B Units.

“Unit Majority” means a majority of the Outstanding Units, voting together as a single class.

“Unitholders” means the holders of Units.

“Unrestricted Person” means each Indemnitee, each Partner and each Person who is or was a member, partner, director, officer, employee or agent of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner and any Person the General Partner designates as an “Unrestricted Person” for purposes of this Agreement.

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The General Partner has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. Any construction or interpretation of this Agreement by the General Partner and any action taken pursuant thereto and any determination made by the General Partner in good faith shall, in each case, be conclusive and binding on all Record Holders and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The General Partner and Diamondback previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act. The General Partner hereby amends and restates the Original Agreement in its entirety pursuant to Article XIII thereof. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Partnership shall be “Rattler Midstream LP”. The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” the letters “LP,” or “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Partners of such change in the next regular communication to the Partners.

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 251 Little Falls Drive, Wilmington, Delaware 19808, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Partnership shall be located at 500 West Texas Avenue, Suite 1200, Midland, Texas 79701 or such other place as the General Partner may from time to time designate by notice to the Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner determines to be necessary or appropriate. The address of the General Partner shall be 500 West Texas Avenue, Suite 1200, Midland, Texas 79701 or such other place as the General Partner may from time to time designate by notice to the Partners.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Partnership shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner, in its sole discretion, and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its sole discretion, decline to propose or approve, the conduct by the Partnership Group of any business.

Section 2.5 Powers. The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6 Term. The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.7 Title to Partnership Assets. Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership or one or more of the Partnership’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1 Limitation of Liability. The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. No Limited Partner, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. No action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall be considered participating in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) nor shall any such action affect, impair or eliminate the limitations on the liability of the Limited Partners under this Agreement.

Section 3.3 Outside Activities of the Limited Partners. Subject to the provisions of Section 7.6, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners, each Limited Partner shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner.

Section 3.4 Rights of Limited Partners.

(a) Each Limited Partner shall have the right, for a purpose that is reasonably related, as determined by the General Partner, to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand and at such Limited Partner’s own expense to obtain:

(i) true and full information regarding the status of the business and financial condition of the Partnership (provided that the requirements of this Section 3.4(a)(i) shall be satisfied to the extent the Limited Partner is furnished the Partnership’s most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the Commission pursuant to Section 13 of the Securities Exchange Act);

(ii) a current list of the name and last known business, residence or mailing address of each Record Holder;

(iii) a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed; and

(iv) such other information regarding the affairs of the Partnership as the General Partner determines is just and reasonable.

(b) The rights pursuant to Section 3.4(a) replace in their entirety any rights to information provided for in Section 17-305(a) of the Delaware Act and each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have any rights as Partners to receive any information either pursuant to Section 17-305(a) of the Delaware Act or otherwise except for the information identified in Section 3.4(a).

(c) The General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential.

(d) Notwithstanding any other provision of this Agreement or Section 17-305 of the Delaware Act, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby agrees to the fullest extent permitted by law that they do not have rights to receive information from the Partnership or any Indemnitee for the purpose of determining whether to pursue litigation or assist in pending litigation against the Partnership or any Indemnitee relating to the affairs of the Partnership except pursuant to the applicable rules of discovery relating to litigation commenced by such Person.

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS;

REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything to the contrary herein, unless the General Partner shall determine otherwise in respect of some or all of any or all classes of Partnership Interests, Partnership Interests shall not be evidenced by certificates. Certificates that are issued shall be executed on behalf of the Partnership by the Chairman of the Board, President, Chief Executive Officer or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the General Partner. No Certificate for a class of Partnership Interests shall be valid for any purpose until it has been countersigned by the

Transfer Agent for such class of Partnership Interests; provided, however, that if the General Partner elects to cause the Partnership to issue Partnership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Partnership Interests have been duly registered in accordance with the directions of the Partnership.

Section 4.2 Mutilated, Destroyed, Lost or Stolen Certificates.

(a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Interests as the Certificate so surrendered.

(b) The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i) makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii) requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii) if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv) satisfies any other reasonable requirements imposed by the General Partner or the Transfer Agent.

If a Limited Partner fails to notify the General Partner within a reasonable period of time after such Limited Partner has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c) As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3 Record Holders. The Partnership and the General Partner shall be entitled to recognize the Record Holder as the Partner with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person shall be (a) the Record Holder of such Partnership Interest and (b) bound by this Agreement and shall have the rights and obligations of a Partner hereunder as, and to the extent, provided herein.

Section 4.4 Transfer Generally.

(a) The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall mean a transaction (i) by which the General Partner assigns its General Partner Interest to another Person, and includes a sale, assignment, gift, pledge, grant of security interest, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise, or (ii) by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise (but not the pledge, grant of security interest, encumbrance, hypothecation or mortgage), including any transfer upon foreclosure or other exercise of remedies of any pledge, security interest, encumbrance, hypothecation or mortgage.

(b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be, to the fullest extent permitted by law, null and void.

(c) Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of any Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in such Partner and the term “transfer” shall not mean any such disposition.

Section 4.5 Registration and Transfer of Limited Partner Interests.

(a) The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests.

(b) The Partnership shall not recognize any transfer of Limited Partner Interests evidenced by Certificates until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer. No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions hereof, the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Certificates evidencing Limited Partner Interests, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(c) Subject to (i) the foregoing provisions of this Section 4.5, (ii) Section 4.3, (iii) Section 4.7, (iv) with respect to any class or series of Limited Partner Interests, the provisions of any statement of designations or amendment of this Agreement establishing such class or series, (v) any contractual provisions binding on any Limited Partner and (vi) provisions of applicable law including the Securities Act, Limited Partner Interests shall be freely transferable.

(d) Notwithstanding anything to the contrary herein, any holder of Class B Units shall not transfer any of its Class B Units to any Person, except that any such holder may transfer one or more Class B Units to its Affiliate so long as such holder simultaneously transfers an equal number of OpCo Units to such Affiliate in accordance with the OpCo Limited Liability Company Agreement. For the avoidance of doubt, this Section 4.5 does not restrict in any way the right of the General Partner and its Affiliates to transfer one or more Common Units to any Person or Persons (including Common Units acquired pursuant to the Exchange Agreement).

Section 4.6 Transfer of the General Partner Interest.

(a) The General Partner may at its option transfer all or any part of its General Partner Interest without approval from any other Partner.

(b) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under the Delaware Act of any Limited Partner, and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest held by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable U.S. federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation.

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if the General Partner determines, with the advice of counsel, that such restrictions are necessary or advisable to preserve the uniformity of Limited Partner Interests (or any class or classes thereof). The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of a majority of the Outstanding Limited Partner Interests of such class.

(c) Nothing contained in this Agreement, other than Section 4.7(a), shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

Section 4.8 Eligibility Certificates; Ineligible Holders.

(a) If at any time the General Partner determines, with the advice of counsel, that:

(i) the U.S. federal income tax status (or lack of proof of the U.S. federal income tax status) of one or more Limited Partners or their owners has or is reasonably likely to have a material adverse effect on the rates that can be charged to customers by any Group Member with respect to assets that are subject to regulation by the Federal Energy Regulatory Commission or similar regulatory body (a “Rate Eligibility Trigger”); or

(ii) any Group Member is subject to any federal, state or local law or regulation that would create a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or its owner(s) (a “Citizenship Eligibility Trigger”);

then, the General Partner may adopt such amendments to this Agreement as it determines to be necessary or appropriate to (x) in the case of a Rate Eligibility Trigger, obtain such proof of the U.S. federal income tax status of the Limited Partners and, to the extent relevant, their owners, as the General Partner determines to be necessary or appropriate to reduce the risk of occurrence of a material adverse effect on the rates that can be charged to customers by any Group Member or (y) in the case of a Citizenship Eligibility Trigger, obtain such proof of the nationality, citizenship or other related status of the Limited Partners and, to the extent relevant, their owners as the General Partner determines to be necessary or appropriate to eliminate or mitigate the risk of cancellation or forfeiture of any properties or interests therein.

(b) Such amendments may include provisions requiring all Partners to certify as to their (and their beneficial owners’) status as Eligible Holders upon demand and on a regular basis, as determined by the General Partner, and may require transferees of Units to so certify prior to being admitted to the Partnership as a Partner (any such required certificate, an “Eligibility Certificate”).

(c) Such amendments may provide that any Partner who fails to furnish to the General Partner within a reasonable period requested proof of its (and its owners’) status as an Eligible Holder or if upon receipt of such Eligibility Certificate or other requested information the General Partner determines that a Limited Partner (or its owner) is not an Eligible Holder (an “Ineligible Holder”), the Partnership Interests owned by such Limited Partner shall be subject to redemption in accordance with the provisions of Section 4.9. In addition, the General Partner shall be substituted and treated as the owner of all Partnership Interests owned by an Ineligible Holder.

(d) The General Partner shall, in exercising voting rights in respect of Partnership Interests held by it on behalf of Ineligible Holders, cast such votes in the same manner and in the same ratios as the votes of Partners (including the General Partner and its Affiliates) in respect of Partnership Interests other than those of Ineligible Holders are cast.

(e) Upon dissolution of the Partnership, an Ineligible Holder shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Ineligible Holder’s share of any distribution in kind. Such payment and assignment shall be treated for purposes hereof as a purchase by the Partnership from the Ineligible Holder of the portion of his Partnership Interest representing his right to receive his share of such distribution in kind.

(f) At any time after he can and does certify that he has become an Eligible Holder, an Ineligible Holder may, upon application to the General Partner, request that with respect to any Partnership Interests of such Ineligible Holder not redeemed pursuant to Section 4.9, such Ineligible Holder be admitted as a Partner, and upon approval of the General Partner, such Ineligible Holder shall be admitted as a Partner and shall no longer constitute an Ineligible Holder and the General Partner shall cease to be deemed to be the owner in respect of such Ineligible Holder’s Partnership Interests.

Section 4.9 Redemption of Partnership Interests of Ineligible Holders.

(a) If at any time a Partner fails to furnish an Eligibility Certificate or other information requested within the period of time specified in amendments adopted pursuant to Section 4.8 or if upon receipt of such Eligibility Certificate, the General Partner determines, with the advice of counsel, that a Partner is an Ineligible Holder, the Partnership may, unless the Partner establishes to the satisfaction of the General Partner that such Partner is an Eligible Holder or has transferred his Limited Partner Interests to a Person who is an Eligible Holder and who furnishes an Eligibility Certificate to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner as follows:

(i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner, at his last address designated on the records of the Partnership or the Transfer

Agent, as applicable, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon redemption of the Redeemable Interests (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender of the Certificate evidencing the Redeemable Interests) and that on and after the date fixed for redemption no further allocations or distributions to which the Partner would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 8% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii) The Partner or his duly authorized representative shall be entitled to receive the payment for the Redeemable Interests at the place of payment specified in the notice of redemption on the redemption date (or, if later in the case of Redeemable Interests evidenced by Certificates, upon surrender by or on behalf of the Partner at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank).

(iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b) The provisions of this Section 4.9 shall also be applicable to Partnership Interests held by a Partner as nominee of a Person determined to be an Ineligible Holder.

(c) Nothing in this Section 4.9 shall prevent the recipient of a notice of redemption from transferring his Partnership Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interest certifies to the satisfaction of the General Partner that he is an Eligible Holder. If the transferee fails to make such certification, such redemption will be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1 Capitalization. In connection with the formation of the Partnership under the Delaware Act, the General Partner was admitted as the sole general partner of the Partnership and Diamondback made an initial Capital Contribution to the Partnership and was admitted as the organizational limited partner of the Partnership.

(a) On the IPO Closing Date, the General Partner made a Capital Contribution to the Partnership in the amount of $1,000,000 as an additional Capital Contribution in respect of its General Partner Interest.

(b) On the IPO Closing Date, Energen was admitted to the Partnership as an Initial Partner and made a Capital Contribution to the Partnership in the amount of $1,000,000 in exchange for (i)             Class B Units and (ii) the right to receive the Deferred Issuance, if any.

(c) On the IPO Closing Date, Diamondback withdrew from the Partnership as the organizational limited partner, and the Partnership returned Diamondback’s initial Capital Contribution.

(d) On the IPO Closing Date and pursuant to the Underwriting Agreement, the IPO Underwriters purchased from the Partnership              Common Units for consideration of $            .

(e) On the IPO Closing Date and pursuant to the Equity Contribution Agreement, the Partnership made a capital contribution to the Operating Company in the amount of $             in exchange for the issuance by the Operating Company to the Partnership of              OpCo Units.

(f) On each Underwriters’ Option Closing Date, if any, and pursuant to the Underwriting Agreement, upon the exercise, if any, of the Underwriters’ Option, each IPO Underwriter shall purchase from the Partnership (the aggregate amount of such purchase by the IPO Underwriters, the “Cash Option Amount”) a number of additional Common Units, and the Partnership shall make a capital contribution to the Operating Company in an amount equal to the Cash Option Amount in exchange for the issuance by the Operating Company to the Partnership of an amount of additional OpCo Units equal to such number of additional Common Units.

(g) On the Deferred Issuance Date, the Partnership shall make the Deferred Issuance, if any.

(h) No Partnership Interests will be issued or issuable as of, at, or in connection with the IPO Closing Date, any Underwriters’ Option Closing Date or the Deferred Issuance Date other than the Common Units and Class B Units issued and contemplated to be issued to the IPO Underwriters and Energen under this Section 5.1.

Section 5.2 Additional Contributions. No Partner will be required to make any additional Capital Contribution to the Partnership pursuant to this Agreement.

Section 5.3 Interest and Withdrawal. No interest on Capital Contributions shall be paid by the Partnership. No Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution of the Partnership may be considered as the withdrawal or return of its Capital Contribution by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner shall have priority over any other Partner either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.4 [Reserved.]

Section 5.5 Issuances of Additional Partnership Interests and Derivative Instruments.

(a) The Partnership may issue additional Partnership Interests and Derivative Instruments for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Partners; provided, however, that the Partnership shall not issue any additional Common Units unless the Partnership contributes the net cash proceeds or other consideration received from the issuance of such additional Common Units to the Operating Company in exchange for an equivalent number of OpCo Units. Notwithstanding the foregoing, the Partnership may issue Common Units without such contribution (a) pursuant to employee benefit plans or pursuant to the Exchange Agreement and Section 5.5(f) or (b) pursuant to a distribution (including any split or combination) of Common Units to all of the holders of Common Units pursuant to Section 5.7.

(b) Each additional Partnership Interest authorized to be issued by the Partnership pursuant to Section 5.5(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior or junior to existing classes and series of Partnership Interests), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may, or shall be required to, redeem the Partnership Interest (including sinking fund provisions); (v) whether such Partnership Interest is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership

Interest will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Interest; and (viii) the right, if any, of each such Partnership Interest to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Interest.

(c) The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Interests and Derivative Instruments pursuant to this Section 5.5, (ii) the conversion of the General Partner’s (and its Affiliates’) Combined Interest into Common Units pursuant to the terms of this Agreement, (iii) reflecting the admission of such additional Partners in the books and records of the Partnership as the Record Holder of such Partnership Interests, and (iv) all additional issuances of Partnership Interests. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Interests being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Interests or in connection with the conversion of the General Partner’s (and its Affiliates’) Combined Interest into Common Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Interests are listed or admitted to trading.

(d) No fractional Units shall be issued by the Partnership.

(e) If at any time Energen or any other Record Holder of one or more Class B Units does not hold an equal number of Class B Units and OpCo Units, the Partnership shall issue additional Class B Units to such holder or cancel Class B Units held by such holder, as applicable, such that the number of Class B Units held by such holder is equal to the number of OpCo Units held by such holder; provided, that no Class B Units shall be cancelled in connection with a transfer of an equal number of Class B Units and OpCo Units to an Affiliate in accordance with Section 4.5(d) and the OpCo Limited Liability Company Agreement. Any determination as to the number of OpCo Units and/or Class B Units held by any Person shall be made by the General Partner and shall be conclusive absent manifest error.

(f) Upon any exchange of OpCo Units and Class B Units for Common Units pursuant to the Exchange Agreement, the Partnership shall issue to the exchanging holder of such OpCo Units and Class B Units (i) a number of Common Units equal to the number of OpCo Units delivered in connection with such exchange and (ii) an amount of cash equal to the product of the number of Class B Units exchanged multiplied by the Class B Capital Contribution Per Unit Amount. The Class B Units involved in such exchange shall automatically be cancelled and shall cease to be outstanding.

Section 5.6 Preemptive Right. Except as provided in this Section 5.6 or as otherwise provided in a separate agreement by the Partnership, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Interest, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Interests from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Interests to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Interests.

Section 5.7 Splits and Combinations.

(a) Subject to Section 5.7(d), the Partnership may make a Pro Rata distribution of Partnership Interests to all Record Holders or may effect a subdivision or combination of Partnership Interests so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis or stated as a number of Units are proportionately adjusted retroactively to the beginning of the Partnership; provided, however, that the Partnership may not effect a subdivision or combination of Partnership Interests described in this Section 5.7(a) unless (i) the Operating Company also effects an equivalent subdivision or combination of OpCo Units pursuant to the OpCo Limited Liability Company Agreement and (ii) any such distribution, subdivision or combination of the Common Units shall be accompanied by a simultaneous and proportionate distribution, subdivision or combination of the Class B Units pursuant to this Agreement. This provision shall not be amended unless corresponding changes are made to the OpCo Limited Liability Company Agreement.

(b) Whenever such a distribution, subdivision or combination of Partnership Interests is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Interests to be held by each Record Holder after giving effect to such distribution, subdivision, combination or reorganization. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c) Promptly following any such distribution, subdivision, or combination, the Partnership may issue Certificates or uncertificated Partnership Interests to the Record Holders of Partnership Interests as of the applicable Record Date representing the new number of Partnership Interests held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Interests Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of Partnership Interests represented by Certificates, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Partnership Interests. If a distribution, subdivision, combination or reorganization of Partnership Interests would result in the issuance of fractional Units but for the provisions of Section 5.5(d) and this Section 5.7(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.8 Fully Paid and Non-Assessable Nature of Limited Partner Interests. All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Sections 17-607 or 17-804 of the Delaware Act.

ARTICLE VI

DISTRIBUTIONS

Section 6.1 Distributions to Record Holders.

(a) The Board of Directors may adopt a cash distribution policy, which it may change from time to time without amendment to this Agreement.

(b) Prior to making any distributions in respect of any calendar quarter to Record Holders of Common Units pursuant to Section 6.1(c), the Partnership will distribute to the Record Holders of Class B Units a quarterly amount per Class B Unit equal to the Class B Distribution Amount and will distribute to the Record Holder of the General Partner Interest a quarterly amount in respect of the General Partner Interest equal to the GP Distribution Amount; provided, however, that if insufficient cash is available for such distribution, any amount distributed pursuant to this Section 6.1(b) will be distributed pro rata between the Class B Units, on the one hand, and the GP Interest, on the other hand, based on the ratio of (A) the product of the number of outstanding Class B Units multiplied by Class B Distribution Amount to (B) the GP Distribution Amount.

(c) Except as contemplated by Section 5.7, after making the distributions in Section 6.1(b), (i) the Partnership will make distributions, if any, to all Record Holders of Common Units, Pro Rata and (ii) no distributions shall be made under any circumstances in respect of any Class B Units, except to the extent provided in Section 6.1(b).

(d) All distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act.

(e) Notwithstanding Section 6.1(b) and Section 6.1(c), in the event of the dissolution and liquidation of the Partnership, cash shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(f) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through any Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, but without limitation on the ability of the General Partner to delegate its rights and power to other Persons, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no other Partner shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted to a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.4, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible or exchangeable into Partnership Interests, and the incurring of any other obligations;

(ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.4 or Article XIV);

(iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if the same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi) the distribution of cash or cash equivalents by the Partnership;

(vii) the selection, employment, retention and dismissal of employees (including employees having titles such as “chief executive officer,” “president,” “chief financial officer,” “chief operating officer,” “general counsel,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership Group and the determination of their compensation and other terms of employment or hiring;

(viii) the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other Persons (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time);

(x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Partnership Interests from, or requesting that trading be suspended on, any such exchange;

(xiii) the purchase, sale or other acquisition or disposition of Partnership Interests, or the issuance of Derivative Instruments;

(xiv) the undertaking of any action in connection with the Partnership’s participation in the management of any Group Member;

(xv) subject to Section 7.4, the undertaking of any action in connection with the Partnership’s participation and management of the Operating Company as the Operating Company’s managing member or a unitholder in the Operating Company; and

(xvi) the entering into of agreements with any of its Affiliates, including any agreements to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b) Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement , the Underwriting Agreement, the Operational Services and Secondment Agreement, the Exchange Agreement and the other agreements described in or filed as exhibits to the IPO Registration Statement that are related to the transactions contemplated by the IPO Registration Statement and to which the Partnership is a party (collectively, the

“Transaction Documents”) (in each case other than this Agreement, without giving effect to any amendments, supplements or restatements thereof entered into after the date such Person becomes bound by the provisions of this Agreement); (ii) agrees that the General Partner (on its own or on behalf of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the IPO Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the other Persons who may acquire an interest in Partnership Interests or are otherwise bound by this Agreement; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Partners or any other Persons under this Agreement (or any other agreements) or of any duty existing at law, in equity or otherwise.

Section 7.2 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the General Partner or any other Indemnitee would have duties (including fiduciary duties) to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein. The elimination of duties (including fiduciary duties) and replacement thereof with the duties expressly set forth herein are approved by the Partnership, each of the Partners, each other Person who acquires an interest in a Partnership Interest and each other Person bound by this Agreement.

Section 7.3 Certificate of Limited Partnership. The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Partner.

Section 7.4 Restrictions on the General Partner’s Authority. Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions without the approval of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance.

Section 7.5 Reimbursement of the General Partner.

(a) Except as provided in this Section 7.5, the Operational Services and Secondment Agreement and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b) The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the

Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person (including Affiliates of the General Partner) to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.5(b) shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

(c) The General Partner and its Affiliates may charge any member of the Partnership Group a management fee to the extent necessary to allow the Partnership Group to reduce the amount of any state franchise or income tax or any tax based upon the revenues or gross margin of any member of the Partnership Group if the tax benefit produced by the payment for such management fee of such management fee or fees exceeds the amount of such fee or fees.

(d) The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership benefit plans, programs and practices (including plans, programs and practices involving the issuance of Partnership Interests), or cause the Partnership to issue Partnership Interests in connection with, or pursuant to, any benefit plan, program or practice maintained or sponsored by the General Partner or any of its Affiliates, any Group Member or their Affiliates, or any of them, in each case for the benefit of employees, officers, consultants and directors of the General Partner or its Affiliates, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Interests that the General Partner or such Affiliates are obligated to provide to any employees, officers, consultants and directors pursuant to any such benefit plans, programs or practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Interests purchased by the General Partner or such Affiliates, from the Partnership or otherwise, to fulfill awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.5(b). Any and all obligations of the General Partner under any benefit plans, programs or practices adopted by the General Partner as permitted by this Section 7.5(d) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.6 Outside Activities.

(a) The General Partner, for so long as it is the General Partner of the Partnership, shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the IPO Registration Statement, (ii) the acquiring, owning or disposing of debt securities or equity interests in any Group Member or (iii) the direct or indirect provision of management, advisory, and administrative services to its Affiliates or to other Persons.

(b) Each Unrestricted Person (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member. No such business interest or activity shall constitute a breach of this Agreement, any fiduciary or other duty existing at law, in equity or otherwise, or obligation of any type whatsoever to the Partnership or other Group Member, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Unrestricted Person (including the General Partner). No Unrestricted Person (including the General Partner) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, shall have any duty to communicate or offer such opportunity to any Group Member, and such Unrestricted Person (including the General Partner) shall not be liable to the Partnership or other Group Member, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement for breach of any fiduciary or other duty existing at law, in equity or otherwise by reason of the fact that such Unrestricted Person (including the General Partner) pursues or acquires such opportunity for itself, directs such opportunity to another Person or does not communicate such opportunity or information to any Group Member.

(d) Subject to the terms of Section 7.6(a), Section 7.6(b) and Section 7.6(c), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Unrestricted Person (other than the General Partner) in accordance with the provisions of this Section 7.6 is hereby approved by the Partnership and all Partners, and (ii) it shall be deemed not to be a breach of any fiduciary duty or any other duty or obligation of any type whatsoever of the General Partner or of any other Unrestricted Person for the Unrestricted Person (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership; provided such Unrestricted Person does not engage in such business or activity as a result of or using confidential or proprietary information provided by or on behalf of the Partnership to such Unrestricted Person.

(e) The General Partner and each of its Affiliates may acquire Units or other Partnership Interests in addition to those acquired on and/or prior to the First A&R Date and, except as otherwise expressly provided in Sections 4.5, 5.5 and 7.11, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Interests acquired by them.

Section 7.7 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in Bad Faith or engaged in willful misconduct or fraud or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to any Indemnitee (other than a Group Member) with respect to any such Affiliate’s obligations pursuant to the Transaction Documents. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.7.

(c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates, the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.7 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8 Limitation of Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, any Group Member Agreement, or under the Delaware Act or any other law, rule or regulation or at equity, no Indemnitee shall be liable for monetary damages or otherwise to the Partnership, to another Partner, to any other Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, for losses sustained or liabilities incurred, of any kind or character, as a result of its or any of any other Indemnitee’s determinations, act(s) or omission(s) in their capacities as Indemnitees; provided, however, that an Indemnitee shall be liable for losses or liabilities sustained or incurred by the Partnership, the other Partners, any other Persons who acquire an interest in a Partnership Interest or any other Person bound by this Agreement, if it is determined by a final and non-appealable judgment entered by a court of competent jurisdiction that such losses or liabilities were the result of the conduct of that Indemnitee engaged in by it in Bad Faith or engaged in willful misconduct or fraud or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

(b) The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner if such appointment was not made in Bad Faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership, to the Partners, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership, to any Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Whenever the General Partner, acting in its capacity as the general partner of the Partnership, or the Board of Directors or any committee of the Board of Directors (including the Conflicts Committee) or any Affiliates of the General Partner cause the General Partner to make a determination or take or omit to take any action in such capacity, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then, unless another lesser standard is provided for in this Agreement, the General Partner, the Board of Directors, such committee or such Affiliates, shall make such determination, or take or omit to take such action, in Good Faith. The foregoing and other lesser standards provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the General Partner, the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee) and any Affiliate of the General Partner and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby waived and disclaimed), under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the General Partner, the Board of Directors of the General Partner or any committee thereof (including the Conflicts Committee) or of any Affiliates of the General Partner, will for all purposes be presumed to have been in Good Faith. In any proceeding brought by or on behalf of the Partnership, any Limited Partner, or any other Person who acquires an interest in a Partnership Interest or any other Person who is bound by this Agreement, challenging such determination, act or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in Good Faith. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the IPO Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement or any such duty.

(b) Whenever the General Partner makes a determination or takes or omits to take any action, or any of its Affiliates causes it to do so, not acting in its capacity as the general partner of the Partnership, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then the

General Partner, or such Affiliates causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or omit to take such action free of any fiduciary duty or duty of Good Faith, or other duty or obligation existing at law, in equity or otherwise whatsoever to the Partnership, to another Partner, to any Person who acquires an interest in a Partnership Interest or to any other Person bound by this Agreement, and the General Partner, or such Affiliates causing it to do so, shall not, to the fullest extent permitted by law, be required to act in Good Faith or pursuant to any fiduciary or other duty or standard imposed by this Agreement, any Group Member Agreement or any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(c) For purposes of Section 7.9(a) and Section 7.9(b) of this Agreement, “acting in its capacity as the general partner of the Partnership” means and is solely limited to, the General Partner exercising its authority as a general partner under this Agreement, other than when it is “acting in its individual capacity.” For purposes of this Agreement, “acting in its individual capacity” means: (i) any action by the General Partner or its Affiliates other than through the exercise of the General Partner of its authority as a general partner under this Agreement; and (ii) any action or inaction by the General Partner by the exercise (or failure to exercise) of its rights, powers or authority under this Agreement that are modified by: (A) the phrase “at the option of the General Partner,” (B) the phrase “in its sole discretion” or “in its discretion” or (iii) some variation of the phrases set forth in clauses (i) and (ii). For the avoidance of doubt, whenever the General Partner votes, acquires Partnership Interests or transfers its Partnership Interests, or refrains from voting or transferring its Partnership Interests, it shall be and be deemed to be “acting in its individual capacity.”

(d) The General Partner may in its discretion submit any determination, action or omission that would otherwise be decided by the General Partner pursuant to Section 7.9(a) (i) for Special Approval or (ii) for approval by the vote of a majority of the Units (excluding Units owned by the General Partner or its Affiliates, if any). If the General Partner does not submit the determination, action or omission as provided in either clauses (i) or (ii) in the preceding sentence, then any such determination, action or omission shall be governed by Section 7.9(a) above. If any determination, action or omission: (A) receives Special Approval; or (B) receives approval of a majority of the Units (excluding Units owned by the General Partner or its Affiliates, if any), then such determination, action or omission shall be conclusively deemed to be approved by the Partnership, all the Partners, each Person who acquires an interest in a Partnership Interest and each other Person who is bound by this Agreement, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any fiduciary or other duty or obligation existing at law, in equity or otherwise or obligation of any type whatsoever.

(e) Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts or transactions shall be in its sole discretion.

(f) The Partners, and each Person who acquires an interest in a Partnership Interest or is otherwise bound by this Agreement hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

(g) For the avoidance of doubt, whenever the Board of Directors, any committee of the Board of Directors (including the Conflicts Committee), the officers of the General Partner or any Affiliates of the General Partner make a determination on behalf of the General Partner, or cause the General Partner to take or omit to take any action, whether in the General Partner’s capacity as the General Partner or in its individual capacity, the standards of care applicable to the General Partner shall apply to such Persons, and such Persons shall be entitled to all benefits and rights of the General Partner hereunder, including waivers and modifications of duties, protections and presumptions, as if such Persons were the General Partner hereunder.

Section 7.10 Other Matters Concerning the General Partner.

(a) The General Partner may rely, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in Good Faith and in accordance with such advice or opinion.

(c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its or the Partnership’s duly authorized officers, a duly appointed attorney or attorneys-in-fact.

Section 7.11 Purchase or Sale of Partnership Interests. The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Interests. As long as any Partnership Interests are held by any Group Member, such Partnership Interests shall not be entitled to any vote and shall not be considered to be Outstanding.

Section 7.12 Registration Rights of the General Partner and its Affiliates.

(a) If (i) the General Partner or any of its Affiliates (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Interests (including Common Units acquired pursuant to the Exchange Agreement) that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Interests (the “Holder”) to dispose of the number of Partnership Interests it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all commercially reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Interests covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Interests specified by the Holder; provided, however, that the aggregate offering price of any such offering and sale of Partnership Interests covered by such registration statement as provided for in this Section 7.12(a) shall not be less than $5.0 million; provided further, that the Partnership shall not be required to effect more than two registrations pursuant to this Section 7.12(a) in any twelve-month period; and provided further, however that if the General Partner determines that a postponement of the requested registration would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Interests subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Interests in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of Partnership Interests for cash (other than an offering relating solely to a benefit plan), the Partnership shall use all commercially reasonable efforts to include such number or amount of Partnership Interests held by any Holder (including Common Units acquired pursuant to the Exchange Agreement) in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take any action to so include the Partnership Interests of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of Partnership Interests pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder that in their opinion the inclusion of all or some of the Holder’s Partnership Interests would adversely and materially affect the timing or success of the offering, the Partnership shall include in such offering only that number or amount, if any, of Partnership Interests held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c) If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7 the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys’ fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Interests were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus or issuer free writing prospectus as defined in Rule 433 of the Securities Act (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(d) The provisions of Section 7.12(a) and Section 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be the General Partner, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Interests with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Interests for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

(e) The rights to cause the Partnership to register Partnership Interests pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership

Interests, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Interests with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(f) Any request to register Partnership Interests pursuant to this Section 7.12 shall (i) specify the Partnership Interests intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Interests for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Interests, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Interests.

(g) The Partnership may enter into separate registration rights agreements with the General Partner or any of its Affiliates.

(h) Notwithstanding anything to the contrary herein, neither the General Partner nor any other Person shall have any registration rights or other rights under this Section 7.12 in respect of Class B Units.

Section 7.13 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Partner hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available to such Partner to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders of Units or other Partnership Interests, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year. The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3 Reports.

(a) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 105 days after the close of each fiscal year of the Partnership (or such shorter period as required by the Commission), the General Partner shall cause to be mailed or made available, by any reasonable means, to each Record Holder of a Unit or other Partnership Interest as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner, and such other information as may be required by applicable law, regulation or rule of the Commission or of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(b) Whether or not the Partnership is subject to the requirement to file reports with the Commission, as soon as practicable, but in no event later than 50 days after the close of each Quarter (or such shorter period as required by the Commission), except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means to each Record Holder of a Unit or other Partnership Interest, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of the Commission or of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

(c) The General Partner shall be deemed to have made a report available to each Record Holder as required by this Section 8.3 if it has either (i) filed such report with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such report is publicly available on such system or (ii) made such report available on any publicly available website maintained by the Partnership.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Characterizations and Elections. The Partnership is authorized and has elected to be treated as an association taxable as a corporation for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3(c).

Section 9.2 Withholding. Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other U.S. federal, state or local law, including pursuant to Sections 1441, 1442, 1445, 1471 and 1472 of the Code, or established under any foreign law. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner, the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.1 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1 Admission of Limited Partners.

(a) Upon the issuance by the Partnership of Class B Units to Energen on the IPO Closing Date, Energen shall, by acceptance of the Class B Units, and upon becoming the Record Holder of such Class B Units, be admitted to the Partnership as an Initial Partner in respect of the Class B Units issued to it.

(b) Upon the issuance by the Partnership of Common Units to the IPO Underwriters on the IPO Closing Date, such Persons shall, by acceptance of such Partnership Interests, and upon becoming the Record Holders of such Partnership Interests, be admitted to the Partnership as Initial Partners in respect of the Common Units issued to them and be bound by this Agreement, all with or without execution of this Agreement by such Persons.

(c) By acceptance of the transfer of any Limited Partner Interests or the issuance of any Limited Partner Interests in accordance herewith, and except as provided in Section 4.8, each transferee or other recipient of a Limited Partner Interest (including any nominee holder or an agent or representative acquiring such Limited Partner Interests for the account of another Person) (i) shall be admitted to the Partnership as a Limited Partner with respect to the Limited Partner Interests so transferred or issued to such Person when any such transfer or issuance is reflected in the books and records of the Partnership, (ii) shall become bound by the terms of, and shall be deemed to have agreed to be bound by, this Agreement, (iii) shall become the Record Holder of the Limited Partner Interests so transferred or issued, (iv) represents that the transferee or other recipient has the capacity, power and authority to enter into this Agreement, and (v) makes the consents, acknowledgments and waivers contained in this Agreement, all with or without execution of this Agreement. The transfer of any Limited Partner Interests and/or the admission of any new Limited Partner shall not constitute an amendment to this Agreement. A Person may become a Record Holder without the consent or approval of any of the Partners. A Person may not become a Limited Partner without acquiring a Limited Partner Interest. The rights and obligations of a Person who is an Ineligible Holder shall be determined in accordance with Section 4.8.

(d) The name and mailing address of each Record Holder shall be listed on the books and records of the Partnership maintained for such purpose by the General Partner or the Transfer Agent. The General Partner shall update its books and records from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable). A Limited Partner Interest may be represented by a Certificate, as provided in Section 4.1.

(e) Any transfer of a Limited Partner Interest shall not entitle the transferee to share in the profits and losses, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a Limited Partner pursuant to Section 10.1(c).

Section 10.2 Admission of Successor General Partner. A successor General Partner approved pursuant to Section 11.1 or Section 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or Section 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.3 Amendment of Agreement and Certificate of Limited Partnership. To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1 Withdrawal of the General Partner.

(a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”):

(i) The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii) The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii) The General Partner is removed pursuant to Section 11.2;

(iv) The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A) through (C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v) A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a limited liability company or a partnership, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Sections 11.1(a)(iv), 11.1(a)(v), 11.1(a)(vi)(A), 11.1(a)(vi)(B), 11.1(a)(vi)(C) or 11.1(a)(vi)(E) occurs, the withdrawing General Partner shall give notice to the Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on June 23, 2014 and ending at 11:59 pm, prevailing Central Time, on June 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding a majority of the Outstanding Units (excluding Units held by the General Partner and its

Affiliates, if any) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner under the Delaware Act; (ii) at any time after 11:59 pm, prevailing Central Time, on June 30, 2024, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Partners, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the other Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives notice of withdrawal pursuant to Section 11.1(a)(ii), the holders of a Unit Majority may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Partners as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1, unless the business of the Partnership is continued pursuant to Section 12.2. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.2.

Section 11.2 Removal of the General Partner. The General Partner may be removed if such removal is approved by the Partners holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the holders of a Unit Majority. Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.2. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.2, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the Partners to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section  10.2.

Section 11.3 Interest of Departing General Partner and Successor General Partner.

(a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the Partners under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the withdrawal or removal of such Departing General Partner, to require its successor to purchase its General Partner Interest and its or its Affiliates’ general partner interest (or equivalent interest), if any, in the other Group Members (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its withdrawal or removal. If the General Partner is removed by the Partners under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or Section 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.5, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s withdrawal or removal, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such withdrawal or removal, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b) If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and the Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest to Common Units will be characterized as if the Departing General Partner (or its Affiliates) contributed the Combined Interest to the Partnership in exchange for the newly issued Common Units.

Section 11.4 Withdrawal of Limited Partners. No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Partnership Interest becomes a Record Holder of the Partnership Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Partnership Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Partnership shall not be dissolved by the admission of additional Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1, Section 11.2 or Section 12.2, to the fullest extent permitted by law, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and such successor is admitted to the Partnership pursuant to Section 10.2;

(b) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c) the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d) at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Continuation of the Business of the Partnership After Dissolution. Upon (a) an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or Section 11.1(a)(iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or Section 11.2, then within 90 days thereafter, or (b) an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), 11.1(a)(v) or 11.1(a)(iv), then, to the maximum extent permitted by law, within 180 days thereafter, a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as the successor General Partner a Person approved by a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i) the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii) the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement;

provided, that the right of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that the exercise of the right would not result in the loss of the limited liability of any Limited Partner under the Delaware Act.

Section 12.3 Liquidator. Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of a Unit Majority. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of a Unit Majority. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by a Unit Majority. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.4) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4 Liquidation. The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b) Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to satisfy or discharge liabilities as provided in Section 12.4(b) shall (i) first be distributed to the Record Holders of Class B Units and the Record Holder of the General Partner Interest pro rata between the Class B Units, on the one hand, and the GP Interest, on the other hand, based on the ratio of (A) the product of the number of outstanding Class B Units multiplied by the Class B Capital Contribution Per Unit Amount to (B) the GP Capital Contribution Amount, until the Record Holders of all outstanding Class B Units have received the Class B Capital Contribution Per Unit Amount in respect of each such Class B Unit and the Record Holder of the General Partner Interest has received an amount equal to the GP Capital Contribution Amount, and then (ii) be distributed to the Partners in accordance with the priorities for distributions set forth in Section 6.1(c) (except that no further distributions shall be made in respect of any Class B Units or in respect of the General Partner Interest) and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.5 Cancellation of Certificate of Limited Partnership. Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6 Return of Contributions. The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7 Waiver of Partition. To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1 Amendments to be Adopted Solely by the General Partner. Each Partner agrees that the General Partner, without the approval of any other Partner, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c) a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state;

(d) a change that the General Partner determines (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which any class of Partnership Interests are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.7 or (iv) is required to effect the intent expressed in the IPO Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e) a change in the fiscal year or taxable period of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable period of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or Energen (or its Affiliate) or their respective directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g) an amendment that the General Partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of any class or series of Partnership Interests or any Derivative Instruments pursuant to Section 5.5;

(h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j) an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4 or Section 7.1(a);

(k) a merger or conveyance pursuant to Section 14.3(d) or Section 14.3(e); or

(l) any other amendments substantially similar to the foregoing.

Section 13.2 Amendment Procedures. Amendments to this Agreement may be proposed only by the General Partner. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve any amendment to this Agreement and may decline to do so in its sole discretion. An amendment shall be effective upon its approval by the General Partner and, except as otherwise provided by Section 13.1 or Section 13.3, a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any amendments. The General Partner shall be deemed to have notified all Record Holders as required by this Section 13.2 if it has either (a) filed such amendment with the Commission via its Electronic Data Gathering, Analysis and Retrieval system and such amendment is publicly available on such system or (b) made such amendment available on any publicly available website maintained by the Partnership.

Section 13.3 Amendment Requirements.

(a) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no provision of this Agreement (other than Section 11.2 or Section 13.4) that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) or requires a vote or approval of Partners (or a subset of Partners) holding a specified Percentage Interest to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing or increasing such percentage, unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced or increased, as applicable, or the affirmative vote of Partners whose aggregate Percentage Interests constitute not less than the voting requirement sought to be reduced or increased, as applicable.

(b) Notwithstanding the provisions of Section 13.1 (other than Section 13.1(d)(iv)) and Section 13.2, no amendment to this Agreement may (i) enlarge the obligations of (including requiring any holder of a class of Partnership Interests to make additional Capital Contributions to the Partnership) any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), or (ii) enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c) Except as provided in Section 14.3 or Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of

Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected. If the General Partner determines an amendment does not satisfy the requirements of Section 13.1(d)(i) because it adversely affects one or more classes of Partnership Interests, as compared to other classes of Partnership Interests, in any material respect, such amendment shall only be required to be approved by the adversely affected class or classes.

(d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Percentage Interests of all Limited Partners voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable partnership law of the state under whose laws the Partnership is organized.

(e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of Partners (including the General Partner and its Affiliates) holding at least 90% of the Percentage Interests of all Limited Partners.

Section 13.4 Special Meetings. All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the specific purposes for which the special meeting is to be called and the class or classes of Units for which the meeting is proposed. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the time notice of the meeting is given as provided in Section 16.1. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5 Notice of a Meeting. Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6 Record Date. For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading or U.S. federal securities laws, in which case the rule, regulation, guideline or requirement of such National Securities Exchange or U.S. federal securities laws shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7 Adjournment. Prior to the date upon which any meeting of Limited Partners is to be held, the General Partner may postpone such meeting one or more times for any reason by giving notice to each Limited Partner entitled to vote at the meeting so postponed of the place, date and hour at which such meeting would be held. Such notice shall be given not fewer than two days before the date of such meeting and otherwise in accordance with this Article XIII. When a meeting is postponed, a new Record Date need not be fixed unless such postponement shall be for more than 45 days. Any meeting of Limited Partners may be adjourned by the General Partner one or more times for any reason, including the failure of a quorum to be present at the meeting with respect to any proposal or the failure of any proposal to receive sufficient votes for approval. No Limited Partner vote shall be required for any adjournment. A meeting of Limited Partners may be adjourned by the General Partner as to one or more proposals regardless of whether action has been taken on other matters. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8 Waiver of Notice; Approval of Meeting; Approval of Minutes. The transaction of business at any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9 Quorum and Voting. The holders of a majority, by Percentage Interest, of Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Partners of such class or classes unless any such action by the Partners requires approval by holders of a greater Percentage Interest, in which case the quorum shall be such greater Percentage Interest. At any meeting of the Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of holders of Partnership Interests that, in the aggregate, represent a majority of the Percentage Interest of those present in person or by proxy at such meeting shall be deemed to constitute the act of all Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the holders of Partnership Interests that in the aggregate represent at least such greater or different percentage shall be required; provided, however, that if, as a matter of law or provision of this Agreement, approval by plurality vote of Partners (or any class thereof) is required to approve any action, no minimum quorum shall be required. The Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by holders of the required Percentage Interest specified in this Agreement.

Section 13.10 Conduct of a Meeting. The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11 Action Without a Meeting. If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting, without a vote and without prior notice, if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage, by Percentage Interest, of the Partnership Interests of the class or classes for which a meeting has been called (including Partnership Interests deemed owned by the General Partner), as the case may be, that would be necessary to authorize or take such action at a meeting at which all the Limited Partners entitled to vote at such meeting were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner and (b) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners. Nothing contained in this Section 13.11 shall be deemed to require the General Partner to solicit all Limited Partners in connection with a matter approved by the holders of the requisite percentage of Units acting by written consent without a meeting.

Section 13.12 Right to Vote and Related Matters.

(a) Only those Record Holders of the Outstanding Units on the Record Date set pursuant to Section 13.6 shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b) With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

Section 13.13 Class B Units. For the avoidance of doubt and notwithstanding anything to the contrary herein, each holder of Class B Units shall be entitled to receive notice of, be included in any requisite quora for, and participate in any and all approvals, votes or other actions of the Partners on a Pro Rata basis as, and treating such Persons for all purposes as if they are, Unitholders holding Common Units, including any and all notices, quora, approvals, votes and other actions that may be taken pursuant to the requirements of the Delaware Act or any other applicable law, rule or regulation, except as otherwise explicitly provided herein. The affirmative vote of the holders of a majority of the voting power of all Class B Units voting separately as a class shall be required to alter, amend or repeal this Section 13.13 or to adopt any provision of this Agreement inconsistent with this Section 13.13.

ARTICLE XIV

MERGER

Section 14.1 Authority. The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2 Procedure for Merger or Consolidation.

(a) Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner, provided, however, that, to the fullest extent permitted by law, the General Partner, in declining to consent to a merger or consolidation, may act in its sole discretion.

(b) If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(i) the name and jurisdiction of formation or organization of each of the business entities proposing to merge or consolidate;

(ii) the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(iii) the terms and conditions of the proposed merger or consolidation;

(iv) the manner and basis of exchanging or converting the equity interests of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of equity interests represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(v) a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(vi) the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

(vii) such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3 Approval by Partners of Merger or Consolidation.

(a) Except as provided in Section 14.3(d) and Section 14.3(e), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b) Except as provided in Section 14.3(d) and Section 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

(c) Except as provided in Section 14.3(d) and Section 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d) Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity that shall be newly formed and shall have no assets, liabilities or operations at the time of such merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member under the Delaware Act or cause the Partnership to lose, revoke or change its election to be classified as a corporation for U.S. federal tax purposes, (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the General Partner determines that the governing instruments of the new entity provide the Limited Partners and the General Partner with substantially the same rights and obligations as are herein contained.

(e) Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability under the Delaware Act of any Limited Partner, (B) the merger or consolidation would not result in an amendment to this Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Partnership Interest outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Partnership Interest of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Interests to be issued by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4 Certificate of Merger. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 Amendment of Partnership Agreement. Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6 Effect of Merger or Consolidation.

(a) At the effective time of the certificate of merger:

(i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 Right to Acquire Limited Partner Interests.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 97% of the total Limited Partner Interests of any class, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. Notwithstanding the foregoing, if, at any time, the General Partner and its Affiliates hold less than 75% of the total Limited Partner Interests of any class then Outstanding, from and after that time, the General Partner’s right set forth in this Section 15.1(a) shall be exercisable if the General Partner and its Affiliates subsequently hold more than 80% of the total Limited Partner Interests of such class. Notwithstanding anything to the contrary herein, for the purposes of this Section 15.1(a) Common Units and Class B Units shall be considered Limited Partner Interests of a single class.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be filed and distributed as may be required by the Commission or any National Securities Exchange on which such Limited Partner Interests are listed. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment (in the case of Limited Partner Interests evidenced by Certificates), at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and VII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests (in the case of Limited Partner Interests evidenced by Certificates), and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI, and VII).

(c) In the case of Limited Partner Interests evidenced by Certificates, at any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner at the address described below. Any notice, payment or report to be given or made to a Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Interests at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) a Partner shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1(a) executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 16.1(a) is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) or other delivery if they are available for the Partner at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 16.1(a). The General Partner may rely and shall be protected in relying on any notice or other document from a Partner or other Person if believed by it to be genuine.

(b) The terms “in writing”, “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 16.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Partnership Interest, pursuant to Section 10.1(c) without execution hereof.

Section 16.8 Applicable Law; Forum, Venue and Jurisdiction; Waiver of Trial by Jury; Attorney Fees.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Partners and each Person holding any beneficial interest in the Partnership (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Partners or of Partners to the Partnership, or the rights or powers of, or restrictions on, the Partners or the Partnership), (B) brought in a derivative manner on behalf of the Partnership, (C) asserting a claim of breach of a fiduciary or other duty owed by any director, officer, or other employee of the Partnership or the General Partner, or owed by the General Partner, to the Partnership or the Partners, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law;

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING; AND

(vii) agrees that if such Partner or Person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought in any such claim, suit, action or proceeding, then such Partner or Person shall be obligated to reimburse the Partnership and its Affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

Section 16.9 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes, for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby, and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 16.10 Consent of Partners. Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) or similar format affixed in the name and on behalf of the transfer agent and registrar of the Partnership on Certificates representing Units is expressly permitted by this Agreement.

Section 16.12 Third Party Beneficiaries. Each Partner agrees that (a) any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee, and (b) any Unrestricted Person shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Unrestricted Person.

[Signature page follows.]

IN WITNESS WHEREOF, the General Partner executed this Agreement as of the First A&R Date.

GENERAL PARTNER:

RATTLER MIDSTREAM GP LLC

By:
Name:
Title:

INITIAL PARTNER:

ENERGEN RESOURCES CORPORATION

By:
Name:
Title:

[Signature Page to

First Amended and Restated Partnership Agreement of Rattler Midstream LP]

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

Rattler Midstream LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Rattler Midstream LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Rattler Midstream LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Rattler Midstream LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                                          (the “Holder”) is the registered owner of                      Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 500 West Texas Avenue, Suite 1200, Midland, Texas, 79701. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF RATTLER MIDSTREAM LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER OR (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF RATTLER MIDSTREAM LP UNDER THE LAWS OF THE STATE OF DELAWARE. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement and (iii) made the waivers and given the consents and approvals contained in the Partnership Agreement.

A-1-1

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar. This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware.

Dated:	RATTLER MIDSTREAM LP

Countersigned and Registered by:	By:	RATTLER MIDSTREAM GP LLC

Computershare Trust Company, N.A., As Transfer Agent and Registrar	By:
Title:

By:

Name:

Title:

A-1-2

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM – as tenants in common TEN ENT – as tenants by the entireties JT TEN – as joint tenants with right of survivorship and not as tenants in common	UNIF GIFT/TRANSFERS MIN ACT Custodian (Cust) (Minor) Under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS OF

RATTLER MIDSTREAM LP

FOR VALUE RECEIVED,                          hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of assignee)	(Please insert Social Security or other identifying number of assignee)

                              Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                              as its attorney-in-fact with full power of substitution to transfer the same on the books of Rattler Midstream LP.

Date:	NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular. without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer.

A-1-3

SCHEDULE I

to the First Amended and Restated

Agreement of Limited Partnership of

Rattler Midstream LP

IPO UNDERWRITERS

APPENDIX B

FORM OF SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

RATTLER MIDSTREAM OPERATING LLC

B-i

B-ii

FORM OF SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

RATTLER MIDSTREAM OPERATING LLC

A Delaware Limited Liability Company

This Second Amended and Restated Limited Liability Company Agreement of Rattler Midstream Operating LLC, dated as of                 , 2019, is entered into by and between Rattler Midstream LP, a Delaware limited partnership, as Managing Member and Energen Resources Corporation, an Alabama corporation. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

RECITALS

WHEREAS, Diamondback previously organized the Company as a Delaware limited liability company pursuant to a Limited Liability Company Agreement dated as of August 25, 2014 (as amended, the “Original Agreement”);

WHEREAS, Diamondback contributed its 100% interest in the Company to Energen, and accordingly Energen became the sole member of the Company pursuant to the Amended and Restated Limited Liability Company Agreement dated as of February     , 2019 (the “Previous Agreement”); and

WHEREAS, in connection with the closing of the transactions contemplated by the Initial Public Offering, it is necessary to amend the Previous Agreement as provided herein.

NOW, THEREFORE, the Previous Agreement is hereby amended and, as so amended, is restated in its entirety as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Adjusted Capital Account” means, with respect to any Member, the balance in such Member’s Capital Account at the end of each taxable period of the Company, after giving effect to the following adjustments: (a) credit to such Capital Account any amounts that such Member is obligated to restore under the standards set by Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5)) and (b) debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Member in respect of any Membership Interest shall be the amount that such Adjusted Capital Account would be if such Membership Interest were the only interest in the Company held by such Member from and after the date on which such Membership Interest was first issued.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.3(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with, the Person in question.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of (a) a Contributed Property means the fair market value of such property or other consideration at the time of contribution and (b) an Adjusted Property means the fair market value of such Adjusted Property on the date of the Revaluation Event, in each case as determined by the Managing Member.

“Agreement” means this Second Amended and Restated Limited Liability Company Agreement of Rattler Midstream Operating LLC, as it may be amended, modified, supplemented or restated from time to time.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer, manager, general partner or managing member or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest, (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Bad Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such Person, board or committee reached such determination, or engaged in or failed to engage in such act or omission, with the belief that such determination, action or omission was adverse to the interest of the Company.

“Board of Directors” means the board of directors of the General Partner.

“Book-Tax Disparity” means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for U.S. federal income tax purposes as of such date. A Member’s share of the Company’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Member’s Capital Account balance as maintained pursuant to Section 5.3 and the hypothetical balance of such Member’s Capital Account computed as if it had been maintained strictly in accordance with U.S. federal income tax accounting principles.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Member pursuant to Section 5.3. The “Capital Account” of a Member in respect of any Membership Interest shall be the amount that such Capital Account would be if such Membership Interest were the only interest in the Company held by such Member from and after the date on which such Membership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Member contributes to the Company or that is contributed or deemed contributed to the Company on behalf of a Member (including in the case of an underwritten offering of Partnership Common Units, the amount of any underwriting discounts and commissions).

“Carrying Value” means (a) with respect to a Contributed Property or Adjusted Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and other cost recovery deductions charged to the Members’ Capital Accounts in respect of such property and (b) with respect to any other Company property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Section 5.3(d) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Company properties, as deemed appropriate by the Managing Member.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the Managing Member liable to the Company or any Non-Managing Member for actual fraud or willful misconduct in its capacity as a managing member of the Company.

“Cash Option Amount” has the meaning set forth in Section 5.1(e).

“Certificate” means a certificate, in such form as may be adopted by the Managing Member, issued by the Company evidencing ownership of one or more classes of Membership Interests.

“Certificate of Formation” means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on July 29, 2014, as amended by the Certificate of Amendment to the Certificate of Formation filed with the Secretary of State of the State of Delaware on March 15, 2017, as may be further amended, supplemented or restated from time to time.

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Commission” means the United States Securities and Exchange Commission.

“Company” means Rattler Midstream Operating LLC, a Delaware limited liability company.

“Company Group” means, collectively, the Company and its Subsidiaries.

“Company Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Conflicts Committee” has the meaning set forth in the Partnership Agreement.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed or deemed contributed to the Company. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.3(d), such property or other asset shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Control” or “control” (including the terms “controlled” or “controlling”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(b)(xii).

“Deferred Issuance” means the issuance by the Company of a number of additional Units that is equal to the excess, if any, of (a) the number of Partnership Common Units subject to the Underwriters’ Option over (b) the number of Units equal to the aggregate number, if any, of Partnership Common Units actually purchased by and issued to the IPO Underwriters pursuant to the Underwriters’ Option on one or more dates.

“Deferred Issuance Date” means the first Business Day after the expiration of the Underwriters’ Option in accordance with the Underwriting Agreement.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del C. Section 18-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Diamondback” means Diamondback Energy, Inc., a Delaware corporation.

“Disqualified Person” means (a) a “tax-exempt entity” (unless such Person would be subject to tax under Section 511 of the Code on all income from the Company) or “tax-exempt controlled entity” (unless with respect to a “tax-exempt controlled entity,” an election is made under Section 168(h)(6)(F)(ii) of the Code) as those terms are defined in Section 168(h) of the Code; (b) a Person described in Section 50(b)(3) (unless such Person would be subject to tax under Section 511 of the Code on all income from the Company), Section 50(b)(4) or Section 50(d) of the Code; (c) an entity described in paragraph (4) of Section 54(j) of the Code; or (d) any partnership or other pass-through entity (including a single-member disregarded entity) any direct or indirect partner of which (or other direct or indirect holder of an equity or profits interest) is described in clauses (a) through (c) above, unless such Person holds its interest in the partnership or other pass-through entity indirectly through an entity taxable as a corporation for U.S. federal income tax purposes, other than an (i) a “tax-exempt controlled entity” as defined in Section 168(h) (unless with respect to a “tax-exempt controlled entity,” an election is made under Section 168(h)(6)(F)(ii) of the Code) or (ii) a corporation with respect to which the rules of Section 50(d) would apply.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulations Section 1.752-2(a).

“Energen” means Energen Resources Corporation, an Alabama corporation and a wholly-owned subsidiary of Diamondback on the IPO Closing Date.

“Equity Contribution Agreement” means the Equity Contribution Agreement, dated as of                 , 2019, between the Managing Member and the Company.

“Exchange Agreement” means the Exchange Agreement, dated as of                 , 2019, among the Managing Member, the General Partner, Energen and the Company.

“General Partner” means Rattler Midstream GP LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Managing Member as the general partner of the Managing Member, in their capacity as the general partner of the Managing Member.

“Good Faith” means, with respect to any determination, action or omission, of any Person, board or committee, that such determination, action or omission was not taken in Bad Faith.

“Gross Liability Value” means, with respect to any Liability of the Company described in Treasury Regulations Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm’s-length transaction.

“Group” means two or more Persons that, with or through any of their respective Affiliates or Associates, have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Membership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Membership Interests.

“Group Member” means a member of the Company Group.

“Group Member Agreement” means the partnership agreement of any Group Member that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, other than the Company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Indemnitee” means (a) any Managing Member, (b) any Person who is or was an Affiliate of the Managing Member, (c) any Person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Group Member, a Managing Member or any of their respective Affiliates, (d) any Person who is or was serving at the request of a Managing Member or any of its Affiliates as an officer, director, manager, managing member, general partner, employee, agent, fiduciary or trustee of another Person owing a fiduciary or similar duty to any Group Member; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (e) any Person who controls a Managing Member and (f) any Person the Managing Member designates as an “Indemnitee” for purposes of this Agreement because such Person’s service, status or relationship exposes such Person to potential claims, demands, actions, suits or proceedings relating to the Company Group’s business and affairs.

“Initial Public Offering” means the initial offering and sale of Partnership Common Units to the public (including the offer and sale of Partnership Common Units pursuant to the Underwriters’ Option), as described in the IPO Registration Statement.

“IPO Closing Date” means the first date on which Partnership Common Units are sold by the Managing Member to the IPO Underwriters pursuant to the provisions of the Underwriting Agreement.

“IPO Proceeds Amount” has the meaning set forth in Section 5.1(c).

“IPO Registration Statement” means the Registration Statement on Form S-1 (File No. 333-226645) as it has been or as it may be amended or supplemented from time to time, filed by the Managing Member with the Commission under the Securities Act to register the offering and sale of Partnership Common Units in the Initial Public Offering.

“IPO Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Partnership Common Units pursuant thereto.

“Liability” means any liability or obligation of any nature, whether accrued, contingent or otherwise.

“Liquidation Date” means the date on which any event giving rise to the dissolution of the Company occurs.

“Liquidator” means one or more Persons selected by the Managing Member to perform the functions described in Section 12.2 as liquidating trustee of the Company within the meaning of the Delaware Act.

“Managing Member” means Rattler Midstream LP, a Delaware limited partnership, and its successors and permitted assigns that are admitted to the Company as the managing member of the Company, in its capacity as the managing member of the Company. The Managing Member is the sole managing member of the Company and the holder of the Managing Member Interest.

“Managing Member Interest” means the interest of the Managing Member in the Company (in its capacity as managing member without reference to any Membership Interest), evidenced by Units held by the Managing Member, and includes any and all rights, powers and benefits to which the Managing Member is entitled as provided in this Agreement, together with all obligations of the Managing Member to comply with the terms and provisions of this Agreement.

“Member” means any of the Managing Member and the Non-Managing Members.

“Member Nonrecourse Debt” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2).

“Member Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code), that, in accordance with the principles of Treasury Regulations Section 1.704-2(i), are attributable to a Member Nonrecourse Debt.

“Membership Interest” means, as applicable, the Managing Member Interest and any Non-Managing Member Interests.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) of the Securities Exchange Act (or successor to such Section)) that the Managing Member shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such Contributed Property reduced by any Liabilities either assumed by the Company upon such contribution or to which such Contributed Property is subject when contributed and (b) in the case of any property distributed to a Member by the Company, the Company’s Carrying Value of such property (as adjusted pursuant to Section 5.3(d)) at the time such property is distributed, reduced by any Liabilities either assumed by such Member upon such distribution or to which such property is subject at the time of distribution, in either case as determined and required by the Treasury Regulations promulgated under Section 704(b) of the Code.

“Net Income” means, for any taxable period, the excess, if any, of the Company’s items of income and gain for such taxable period over the Company’s items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.3(b).

“Net Loss” means, for any taxable period, the excess, if any, of the Company’s items of loss and deduction for such taxable period over the Company’s items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.3(b).

“Non-Managing Member” means Energen and each additional Person other than the Managing Member that owns one or more Units.

“Non-Managing Member Interest” means an interest of a Non-Managing Member in the Company, evidenced by Units held by such Non-Managing Member, and includes any and all benefits to which such Member is entitled as provided in this Agreement, together with all obligations of such Member pursuant to the terms and provisions of this Agreement.

“Noncompensatory Option” has the meaning set forth in Treasury Regulations Section 1.721-2(f).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Members pursuant to Section 6.2(c) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulations Section 1.704-2(b)(1), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulations Section 1.752-1(a)(2).

“Original Agreement” has the meaning set forth in the Recitals.

“Outstanding” means, with respect to Membership Interests, all Membership Interests that are issued by the Company and reflected as outstanding on the books and records as of the date of determination; provided that any Unit held by a holder of Partnership Class B Units shall not be entitled to vote and shall not be considered to be Outstanding for voting purposes under this Agreement.

“Partnership” means Rattler Midstream LP, a Delaware limited partnership.

“Partnership Agreement” means the First Amended and Restated Agreement of Limited Partnership of the Managing Member, dated as of                 , 2019, as the same may be amended, supplemented or restated from time to time.

“Partnership Class B Unit” means a limited partner interest in the Partnership having the rights and obligations specified with respect to “Class B Units” in the Partnership Agreement.

“Partnership Common Unit” means a limited partner interest in the Partnership having the rights and obligations specified with respect to “Common Units” in the Partnership Agreement.

“Partnership Representative” has the meaning set forth in Section 9.4(a).

“Percentage Interest” means as of any date of determination as to any Unitholder with respect to Units, the quotient obtained by dividing (i) the number of Units held by such Unitholder by (ii) the total number of Outstanding Units.

“Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Previous Agreement” has the meaning set forth in the Recitals.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned among all designated Units in accordance with their relative Percentage Interests and (b) when used with respect to Members or Record Holders, apportioned among all Members or Record Holders in accordance with their relative Percentage Interests.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Company.

“Recapture Income” means any gain recognized by the Company (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Company, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the Managing Member or otherwise in accordance with this Agreement for determining the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means the Person in whose name any Membership Interest is registered in the books and records of the Company as of the Company’s close of business on a particular Business Day.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv), 6.1(b)(v), 6.1(b)(vi), 6.1(b)(vii), 6.1(b)(ix) and 6.1(c).

“Revaluation Event” means an event that results in an adjustment of the Carrying Value of each Company property pursuant to Section 5.3(d).

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership , directly or indirectly, at the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Trading Day” means a day on which the principal National Securities Exchange on which the referenced Partnership Common Units or the referenced Membership Interests of any class are listed or admitted to trading is open for the transaction of business or, if such Partnership Common Units or such Membership Interests are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning set forth in Section 4.4(a).

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Underwriters’ Option” means the option to purchase additional Partnership Common Units granted to the IPO Underwriters by the Managing Member pursuant to the Underwriting Agreement.

“Underwriters’ Option Closing Date” means the date(s) on which Partnership Common Units are sold by the Managing Member to the IPO Underwriters pursuant to the IPO Underwriters’ exercise of the Underwriters’ Option pursuant to the provisions of the Underwriting Agreement.

“Underwriting Agreement” means the Underwriting Agreement, dated as of                 , 2019, among the IPO Underwriters, the Managing Member, the General Partner and Diamondback providing for the purchase of Partnership Common Units by the IPO Underwriters.

“Unit” means a limited liability company interest in the Company having the rights and obligations specified with respect to “Units” in this Agreement; provided that any Unit held by a holder of Partnership Class B Units shall not be entitled to vote and shall not be considered to be Outstanding for voting purposes under this Agreement.

“Unitholders” means the Record Holders of Units.

“Unrealized Gain” means, as of any date of determination, the excess, if any, attributable to any item of Company property, of (a) the fair market value of such property as of such date (as determined under Section 5.3(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.3(d) as of such date).

“Unrealized Loss” means, as of any date of determination, the excess, if any, attributable to any item of Company property, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.3(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.3(d)).

“U.S. GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof,” “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement. The Managing Member has the power to construe and interpret this Agreement and to act upon any such construction or interpretation. Any construction or interpretation of this Agreement by the Managing Member and any action taken pursuant thereto and any determination made by the Managing Member in good faith shall, in each case, be conclusive and binding on all Record Holders and all other Persons for all purposes.

ARTICLE II

ORGANIZATION

Section 2.1 Formation. The Company was formed as a limited liability company pursuant to the provisions of the Delaware Act. The Members hereby amend and restate the Previous Agreement in its entirety, effective as of the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Members and the administration, dissolution and termination of the Company shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Company shall be “Rattler Midstream Operating LLC”. Subject to applicable law, the Company’s business may be conducted under any other name or names as determined by the Managing Member, including the name of the Managing Member. The words “limited liability company,” “LLC” or similar words or letters shall be included in the Company’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The Managing Member may change the name of the Company at any time and from time to time and shall notify the Non-Managing Member(s) of such change in the next regular communication to the Non-Managing Member(s).

Section 2.3 Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Managing Member, the registered office of the Company in the State of Delaware shall be located at 251 Little Falls Drive, Wilmington, Delaware 19808, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Company shall be located at 500 West Texas Avenue, Suite 1200, Midland, Texas 79701 or such other place as the Managing Member may from time to time designate by notice to the other Members. The Company may maintain offices at such other place or places within or outside the State of Delaware as the Managing Member determines to be necessary or appropriate. The address of the Managing Member shall be 500 West Texas Avenue, Suite 1200, Midland, Texas 79701 or such other place as the Managing Member may from time to time designate by notice to the other Members.

Section 2.4 Purpose and Business. The purpose and nature of the business to be conducted by the Company shall be to (a) engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the Managing Member, in its sole discretion, and that lawfully may be conducted by a limited liability company organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Company pursuant to the agreements relating to such business activity, and (b) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the Managing Member shall not cause the Company to engage, directly or indirectly, in any business activity that the Managing Member determines would be reasonably likely to cause the Company to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The Managing Member has no obligation or duty (including any fiduciary duty) to the Company or the other Members to propose or approve, and may decline to propose or approve, the conduct by the Company of any business in its sole discretion.

Section 2.5 Powers. The Company shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Company.

Section 2.6 Term. The term of the Company commenced upon the filing of the Certificate of Formation in accordance with the Delaware Act and shall continue in existence until the dissolution of the Company in accordance with the provisions of Article XII. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

Section 2.7 Title to Company Assets. Title to the assets of the Company, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such assets of the Company or any portion thereof. Title to any or all assets of the Company may be held in the name of the Company, the Managing Member, one or more of its Affiliates or one or more nominees of the Managing Member or its Affiliates, as the Managing Member may determine. The Managing Member hereby declares and warrants that any assets of the Company for which record title is held in the name of the Managing Member or one or more of its Affiliates or one or more nominees of the Managing Member or its Affiliates shall be held by the Managing Member or such Affiliate or nominee for the use and benefit of the Company in accordance with the provisions of this Agreement; provided, however, that the Managing Member shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the Managing Member determines that the expense and difficulty of conveyancing makes transfer of record title to the Company impracticable) to be vested in the Company or one or more of the Company’s designated Affiliates as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the Managing Member or as soon thereafter as practicable, the Managing Member shall use reasonable efforts to effect the transfer of record title to the Company and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to any successor Managing Member. All assets of the Company shall be recorded as the property of the Company in its books and records, irrespective of the name in which record title to such assets of the Company is held.

ARTICLE III

RIGHTS OF MEMBERS

Section 3.1 Limitation of Liability. The Members shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2 Management of Business. Other than the Managing Member, no Member, in its capacity as such, shall participate in the operation, management or control of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company.

Section 3.3 Outside Activities of Members. Each Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company Group. Neither the Company nor any of the other Members shall have any rights by virtue of this Agreement in any business ventures of any Member.

Section 3.4 Rights of Members.

(a) Each Member shall have the right, upon written request and at such Member’s own expense to obtain a copy of this Agreement and the Certificate of Formation and all amendments thereto.

(b) Each of the Members and each other Person or Group who acquires an interest in Membership Interests hereby agrees to the fullest extent permitted by law that they do not have any rights as Members to receive any information either pursuant to Section 18-305(a) of the Delaware Act or otherwise except for the right to obtain a copy of this Agreement and the Certificate of Formation set forth in Section 3.4(a).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF MEMBERSHIP INTERESTS

Section 4.1 Certificates. Notwithstanding anything to the contrary in this Agreement, unless the Managing Member shall determine otherwise in respect of some or all of any or all classes of Membership Interests, Membership Interests shall not be evidenced by certificates. Certificates that are issued, if any, shall be executed on behalf of the Company by the President, Chief Executive Officer or any Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the Company, the Managing Member or the general partner of the Managing Member.

Section 4.2 Unitholders. The names and addresses of the Members and number of Units of the Members are set forth on Exhibit A attached hereto and incorporated herein. The Managing Manager is hereby authorized to complete or amend Exhibit A from time to time to reflect the admission of Members, the withdrawal of a Member, the forfeiture of some or all of the interests of a Member, the transfer of any Membership Interests, and the change of address and other information called for by Exhibit A related to any Member, and to correct, update or amend Exhibit A at any time and from time to time. Such completion, correction or amendment may be made from time to time as and when the Managing Manager considers it appropriate.

Section 4.3 Record Holders. The Company and the Managing Member shall be entitled to recognize the Record Holder as the Member with respect to any Membership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Membership Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law.

Section 4.4 Transfer by Members.

(a) The term “transfer,” when used in this Agreement with respect to a Membership Interest, shall mean a transaction by which the holder of a Membership Interest assigns all or any part of such Membership Interest to another Person who is or becomes a Member as a result thereof, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise (but not, in the case of the Membership Interests owned by the Managing Member, the pledge, grant of security interest, encumbrance, hypothecation or mortgage), including any transfer upon foreclosure or other exercise of remedies of any pledge, security interest, encumbrance, hypothecation or mortgage. For the avoidance of doubt, the Managing Member is permitted to pledge, encumber and/or grant a lien or other security interest in any or all of its Units.

(b) No Member may transfer all or any portion of its Units or other Membership Interests except with the written consent of the Managing Member (which may be granted or withheld in its sole discretion); provided, further, that notwithstanding the foregoing and subject to the provisions of Section 4.5, a Non-Managing Member may not transfer any of such Member’s Units pursuant to and in accordance with the Exchange Agreement and the Partnership Agreement unless the Company provides a written determination in Good Faith based on the most current practically available geological data that there is sufficient Unrealized Gain or Unrealized Loss (or to the extent necessary, items thereof) attributable to the Company assets to make an allocation pursuant to Section 6.1(b)(x) to cause the Capital Account balances of the Members to be equal to the same ratio as the Members’ Percentage Interests immediately prior to such transfer. In addition, unless the Managing Member determines in Good Faith that a proposed transfer would violate Section 4.5, the Managing Member shall be deemed to have consented to a transfer of Units by a Non-Managing Member to an Affiliate of such Member; provided, that in connection with any such transfer, the transferor shall transfer an equivalent number of Partnership Class B Units to the transferee, in accordance with the terms of the Partnership Agreement. Any purported transfer of all or a portion of a Member’s Units or other Membership Interests not complying with this Section 4.4(b) shall be void and shall not create any obligation on the part of the Company or the other Members to recognize that transfer or to deal with the Person to which the transfer purportedly was made.

Section 4.5 Restrictions on Transfers.

(a) Notwithstanding the other provisions of this Article IV, (i) no transfer of any Membership Interests shall be made if such transfer would (A) violate the then-applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (B) terminate the existence or qualification of the Company under the laws of the jurisdiction of its formation; or (C) cause the Company to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (ii) any transfer of a Membership Interest to a Disqualified Person will be void ab initio.

(b) The Managing Member may impose restrictions on the transfer of Membership Interests if it receives written advice of counsel that such restrictions are necessary or advisable to avoid a significant risk of the Company’s becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes (to the extent not already so treated or taxed). The Managing Member may impose such restrictions by amending this Agreement.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF MEMBERSHIP INTERESTS

Section 5.1 Capitalization.

(a) Prior to the IPO Closing Date, Energen and its predecessor contributed assets to the Company with respect to its 100% ownership interest in the Company.

(b) On the IPO Closing Date, Energen’s 100% ownership interest in the Company was converted into (i)             Units and (ii) the right to receive the Deferred Issuance, if any.

(c) On the IPO Closing Date and pursuant to the Equity Contribution Agreement, the Managing Member made a Capital Contribution to the Company in the amount of $         (the “IPO Proceeds Amount”) in exchange for the issuance by the Company to the Managing Member of                  Units.

(d) On the IPO Closing Date, the Company made the special distribution contemplated by Section 6.4(a).

(e) On each Underwriters’ Option Closing Date, if any, and pursuant to the Underwriting Agreement, upon the exercise, if any, of the Underwriters’ Option, each IPO Underwriter shall purchase from the Managing Member (the aggregate amount of such purchase by the IPO Underwriters, the “Cash Option Amount”) a number of additional Partnership Common Units, and the Managing Member shall make a Capital Contribution to the Company in an amount equal to the Cash Option Amount in exchange for the issuance by the Company to the Managing Member of an amount of additional Units equal to such number of additional Partnership Common Units.

(f) On each Underwriters’ Option Closing Date, if any, the Company shall make the special distribution contemplated by Section 6.4(b).

(g) On the Deferred Issuance Date, the Company shall make the Deferred Issuance, if any.

(h) No Non-Managing Member Interests will be issued or issuable as of, at, or in connection with the IPO Closing Date or the Deferred Issuance Date other than the Units issued to Energen under this Section 5.1. Neither the Managing Member nor any Non-Managing Member will be required to make any additional Capital Contribution to the Company pursuant to this Agreement.

Section 5.2 Interest and Withdrawal. No interest shall be paid by the Company on Capital Contributions. No Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Company may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Member shall have priority over any other Member either as to the return of Capital Contributions or as to profits, losses or distributions.

Section 5.3 Capital Accounts.

(a) (i) The Company shall maintain for each Member (or a beneficial owner of Membership Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such beneficial owner to the Company in accordance with Section 6031(c) of the Code or any other method acceptable to the Managing Member) owning a Membership Interest a separate Capital Account with respect to such Membership Interest in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv). The Capital Account shall in respect of each such Membership Interest be increased by (i) the amount of all Capital Contributions made to the Company with respect to such Membership Interest (including the amount paid to the Company for any Noncompensatory Option) and (ii) all items of Company income and gain (including income and gain exempt from tax) computed in accordance with Section 5.3(b) and allocated with respect to such Membership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Membership Interest and (y) all items of Company deduction and loss computed in accordance with Section 5.3(b) and allocated with respect to such Membership Interest pursuant to Section 6.1.

(ii) The Capital Account balance of each Member on the date hereof is shown on Schedule 5.3(a).

(b) For purposes of computing the amount of any item of income, gain, loss, or deduction that is to be allocated pursuant to Article VI and is to be reflected in the Members’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i) Solely for purposes of this Section 5.3, the Managing Member in its discretion may treat the Company as owning directly its share (as determined by the Managing Member based upon the provisions of the applicable Group Member Agreement or governing, organizational or similar documents) of all property owned by (x) any other Group Member that is classified as a partnership for federal income tax purposes and (y) any other partnership, limited liability company, unincorporated business or other entity classified as a partnership for federal income tax purposes of which a Group Member is, directly or indirectly, a partner, member or other equity holder.

(ii) All fees and other expenses incurred by the Company to promote the sale of (or to sell) a Membership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Members pursuant to Section 6.1.

(iii) The computation of all items of income, gain, loss, or deduction, shall be made (x) except as otherwise provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(m), without regard to any election under Section 754 of the Code that may be made by the Company and (y) as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for U.S. federal income tax purposes.

(iv) To the extent an adjustment to the adjusted basis of any Company asset pursuant to Section 734(b) of the Code (including pursuant to Treasury Regulations Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(v) In the event the Carrying Value of Company property is adjusted pursuant to Section 5.3(d), any Unrealized Gain resulting from such adjustment shall be treated as an item of gain and any Unrealized Loss resulting from such adjustment shall be treated as an item of loss.

(vi) Any income, gain, or loss attributable to the taxable disposition of any Company property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Company’s Carrying Value with respect to such property as of such date.

(vii) Any deductions for depreciation, amortization or other cost recovery attributable to any Contributed Property or Adjusted Property shall be determined using any reasonable method selected by the Managing Member in accordance with Section 704(c) and the Treasury Regulations.

(viii) The Gross Liability Value of each Liability of the Company described in Treasury Regulations Section 1.752-7(b)(3)(i) shall be adjusted at such times as provided in this Agreement for an adjustment to Carrying Values. The amount of any such adjustment shall be treated for purposes hereof as an item of loss (if the adjustment increases the Carrying Value of such Liability of the Company) or an item of gain (if the adjustment decreases the Carrying Value of such Liability of the Company).

(c) A transferee of a Membership Interest shall succeed to a Pro Rata portion of the Capital Account of the transferor relating to the Membership Interest so transferred.

(d) (i) In accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) and 1.704-1(b)(2)(iv)(h)(2), on an issuance of any Membership Interests for cash or Contributed Property, on an issuance of a Noncompensatory Option or the issuance of Membership Interests as consideration for the provision of services, the Capital Account of each Member and the Carrying Value of each Company property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property; provided, however, that in the event of the issuance of a Membership Interest pursuant to the exercise of a Noncompensatory Option where the right to share in Company capital represented by such Membership Interest differs from the consideration paid to acquire and exercise such option, the Carrying Value of each Company property immediately after the issuance of such Membership Interest shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property and the Capital Accounts of the Members shall be adjusted in a manner consistent with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); provided further, however, that in the event of an issuance of Membership Interests for a de minimis amount of cash or Contributed Property, or in the event of an issuance of a de minimis amount of Membership Interests as consideration for the provision of services, the Managing Member may determine that such adjustments are unnecessary for the proper administration of the Company. Any such Unrealized Gain or Unrealized Loss (or items thereof) shall be allocated (x) first to the Managing Member in accordance with Section 6.1(b)(x) and (y) thereafter to the Members, Pro Rata. In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Company property (including cash or cash equivalents) immediately prior to the issuance of additional Membership Interests (or, in the case of an issuance of a Noncompensatory Option, immediately after such issuance if required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(1)) shall be determined by the Managing Member using such method of valuation as it may adopt. In making its determination of the fair market values of individual properties, the Managing Member may first determine an aggregate value for the assets of the Company that takes into account the current trading price of the Partnership Common Units, the fair market value of the Membership Interests at such time and the amount of Company Liabilities. The Managing Member may allocate such aggregate value among the individual properties of the Company (in such manner as it determines appropriate).

(ii) In accordance with Treasury Regulations Section 1.704-(b)(2)(iv)(f), immediately prior to any actual distribution to a Member of any Company property (other than a distribution of cash that is not in redemption or retirement of a Membership Interest), the Capital Accounts of all Members and the Carrying Value of all Company property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Company property in the same manner as that provided in Section 5.3(d)(i). In determining such Unrealized Gain or Unrealized Loss the aggregate fair market value of all Company property (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of a distribution that is not made pursuant to Section 12.4, be determined in the same manner as that provided in Section 5.3(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined by the Liquidator using such method of valuation as it may adopt.

Section 5.4 Issuances of Additional Units.

(a) The Company is expressly authorized to issue additional Units for any Company purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the Managing Member shall determine, all without any further act, approval or vote of any Non-Managing Member.

(b) The Managing Member shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Units pursuant to this Section 5.4, (ii) reflecting admission of such additional Non-Managing Member(s) in the books and records of the Company (including Exhibit A hereto) as the Record Holders of such Non-Managing Member Interests and (iii) all additional issuances of Units. The Managing Member shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency.

(c) No fractional Units shall be issued by the Company.

Section 5.5 Issuances of Securities by the Managing Member. If the Managing Member issues any additional Partnership Common Units, the Managing Member shall contribute the net cash proceeds or other consideration received, if any, from the issuance of such additional Partnership Common Units in exchange for an equivalent number of Units. In addition, if the Managing Member issues Partnership Common Units pursuant to the Exchange Agreement or pursuant to a distribution (including any split or combination) of Partnership Common Units to all of the holders of Partnership Common Units, the Company shall, if necessary, issue to the Managing Member an equivalent number of Units, such that the number of Units held by the Managing Member is equal to the number of Partnership Common Units outstanding. In the event that the Managing Member issues any additional Partnership Common Units and contributes the net cash proceeds or other consideration, if any, received from the issuance thereof to the Company, the Company is authorized to issue a number of Units equal to the number of Partnership Common Units so issued without any further act, approval or vote of any Member or any other Persons.

Section 5.6 Redemption, Repurchase or Forfeiture of Partnership Common Units. If, at any time, any Partnership Common Units are redeemed, repurchased or otherwise acquired (whether by exercise of a put or call, automatically or by means of another arrangement) by the Managing Member, then, immediately prior to such redemption, repurchase or acquisition of Partnership Common Units, the Company shall redeem a number of Units held by the Managing Member equal to the number of Partnership Common Units so redeemed, repurchased or acquired, such redemption, repurchase or acquisition to be upon the same terms and for the same price per Unit as such Partnership Common Units that are redeemed, repurchased or acquired.

Section 5.7 Issuance of Partnership Class B Units. In the event that the Company issues Units to, or cancels Units held by, any Person other than the Managing Member, the Managing Member shall issue Partnership Class B Units to such Person or cancel Partnership Class B Units held by such Person, as applicable, such that the number of Partnership Class  B Units held by such Person is equal to the number of Units held by such Person.

Section 5.8 Fully Paid and Non-Assessable Nature of Units. All Units issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Units in the Company, except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1 Allocations for Capital Account Purposes. For purposes of maintaining the Capital Accounts and in determining the rights of the Members among themselves, the Company’s items of income, gain, loss, deduction, and amount realized (computed in accordance with Section 5.3(b)) for each taxable period shall be allocated among the Members.

(a) Net Income and Net Losses. After giving effect to the special allocations set forth in Section 6.1(b) and the Capital Account adjustments pursuant to Section 6.1(c)(ii), Net Income and Net Losses for each taxable period and all items of income, gain, loss, and deduction for such taxable period shall be allocated to the Members, Pro Rata.

(b) Special Allocations. Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period in the following order:

(i) Company Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Company Minimum Gain during any Company taxable period, each Member shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulations Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(b), each Member’s Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to Section 6.1(b)(vi) and Section 6.1(b)(vii)). This Section 6.1(b)(i) is intended to comply with the Company Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Chargeback of Member Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(b)(i)), except as provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Company taxable period, any Member with a share of Member Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(b), each Member’s Adjusted Capital Account balance shall be determined, and the allocation of income and gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(b) with respect to such taxable period (other than an allocation pursuant to Section 6.1(b)(i), Section 6.1(b)(vi) and Section 6.1(b)(vii)). This Section 6.1(b)(ii) is

intended to comply with the chargeback of items of income and gain requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company gross income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(iv) shall be made only if and to the extent that such Member would have a deficit balance in its Adjusted Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(b)(iv) were not in this Agreement. This Section 6.1(b)(iv) is intended to constitute a “qualified income offset” within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iv) Gross Income Allocation. In the event any Member has a deficit balance in its Capital Account at the end of any taxable period in excess of the sum of (A) the amount such Member is required to restore pursuant to the provisions of this Agreement and (B) the amount such Member is deemed obligated to restore pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), such Member shall be specially allocated items of Company gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(b)(v) shall be made only if and to the extent that such Member would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if Section 6.1(b)(iv) and this Section 6.1(b)(v) were not in this Agreement.

(v) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Members Pro Rata. If the Managing Member determines that the Company’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the Managing Member is authorized, upon notice to the other Members, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vi) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any taxable period shall be allocated 100% to the Member that bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). If more than one Member bears the Economic Risk of Loss with respect to a Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable thereto shall be allocated between or among such Member in accordance with the ratios in which they share such Economic Risk of Loss.

(vii) Nonrecourse Liabilities. For purposes of Treasury Regulations Section 1.752-3(a)(3), the Members agree that Nonrecourse Liabilities of the Managing Member in excess of the sum of (A) the amount of Company Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Members Pro Rata.

(viii) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code (including pursuant to Treasury Regulations Section 1.734-2(b)(1)) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) taken into account pursuant to Section 5.3, and such item of gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(ix) Equalization of Capital Accounts. All items of income or gain recognized by the Company upon Liquidation or the sale, exchange or other disposition of all or substantially all of the assets of the Company Group or any Unrealized Gain or Unrealized Loss (or to the extent necessary, items thereof) deemed recognized as a result of a Revaluation Event shall be allocated among the Members in a manner such that, after giving effect to this Section 6.1(b)(x), the Capital Account balances of the Members, immediately after making such allocations, are equal to the same ratio as the Members’ respective Percentage Interests.

(x) Noncompensatory Option. Any Member who has received its interest pursuant to the exercise of a Noncompensatory Option shall be allocated gain or loss or reallocated capital from other Members’ Capital Accounts as necessary to comply with Treasury Regulations Section 1.704-1(b)(2)(iv)(5).

(xi) Curative Allocation.

(A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of gross income, gain, loss, and deduction allocated to each Member pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Member under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. In exercising its discretion under this Section 6.1(b)(xii)(A), the Managing Member may take into account future Required Allocations that, although not yet made, are likely to offset other Required Allocations previously made. Allocations pursuant to this Section 6.1(b)(xii)(A) shall only be made with respect to Required Allocations to the extent the Managing Member determines that such allocations will otherwise be inconsistent with the economic agreement among the Members.

(B) The Managing Member shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(b)(xii)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(b)(xii)(A) among the Members in a manner that is likely to minimize such economic distortions.

Section 6.2 Allocations for Tax Purposes.

(a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss, deduction and credit shall be allocated among the Members in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Members in the manner provided under Section 704(c) of the Code, and the Treasury Regulations promulgated under Section 704(b) and 704(c) of the Code using the “traditional method” set forth in Treasury Regulations Section 1.704-3(b).

(c) In accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1250-1(f), any gain allocated to the Members upon the sale or other taxable disposition of any Company asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Members (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(d) All items of income, gain, loss, deduction and credit recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Company; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the Managing Member) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(e) Each item of Company income, gain, loss and deduction, for federal income tax purposes, shall be determined for each taxable period and the Managing Member shall prorate and allocate such items to the Members in a manner permitted by Section 706 of the Code and the regulations and rulings promulgated thereunder.

(f) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Managing Member shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x).

Section 6.3 Distributions to Record Holders.

(a) The Managing Member may adopt a cash distribution policy, which it may change from time to time without amendment to this Agreement.

(b) The Company will make distributions, if any, to all Record Holders of Units, Pro Rata.

(c) Notwithstanding Section 6.3(b), in the event of the dissolution and liquidation of the Company, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(d) Each distribution in respect of a Unit shall be paid by the Company, directly or through any other Person or agent, only to the Record Holder of such Unit as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 Distribution as Reimbursement for Capital Expenditures.

(a) On the IPO Closing Date, the Company will distribute an amount to Energen in cash equal to the IPO Proceeds Amount as reimbursement for capital expenditures to the maximum extent permitted under Section 1.707-4(d) of the Treasury Regulations, and any amount that does not qualify under such regulation being treated as disguised sales proceeds under Section 1.707-3(a) of the Treasury Regulations, in each case, to the extent applicable

(b) On any Underwriters’ Option Closing Date, the Company will distribute an amount to Energen in cash equal to the applicable Cash Option Amount (to the extent not fully reimbursed pursuant to Section 6.4(a)) as reimbursement for capital expenditures to the maximum extent permitted under Section 1.707-4(d) of the Treasury Regulations, and any amount that does not qualify under such regulation being treated as disguised sales proceeds under Section  1.707-3(a) of the Treasury Regulations, in each case, to the extent applicable.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1 Management.

(a) The business, property and affairs of the Company shall be managed under the sole, absolute and exclusive direction of the Managing Member, which may from time to time delegate authority to its officers or to others to act on behalf of the Company. Without limiting the foregoing provisions of this Section 7.1(a), the Managing Member shall have the sole power to manage or cause the management of the Company, including the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including, but not limited to, the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company) or the merger, consolidation, reorganization or other combination of the Company with or into another entity. The Partnership is the initial Managing Member of the Company.

(b) No Non-Managing Member, in his or her or its capacity as such, shall participate in or have any control over the business of the Company. Except as expressly provided herein, neither the Units nor the fact of a Non-Managing Member’s admission as a member of the Company confer any rights upon the Non-Managing Members to participate in the management of the affairs of the Company. Except as expressly provided herein, no Non-Managing Member shall have any right to vote on any matter involving the Company, including with respect to any merger, consolidation, combination or conversion of the Company, or any other matter that a Member might otherwise have the ability to vote or consent with respect to under the Delaware Act, at law, in equity or otherwise. The conduct, control and management of the Company shall be vested exclusively in the Managing Member. In all matters relating to or arising out of the conduct of the operation of the Company, the decision of the Managing Member shall be the decision of the Company. Except as required by law or expressly provided in Section 7.1(c) or by separate agreement with the Company, no Non-Managing Member (and acting in such capacity) shall take any part in the management or control of the operation or business of the Company in its capacity as a Member, nor shall any Non-Managing Member (and acting in such capacity) have any right, authority or power to act for or on behalf of or bind the Company in his or her or its capacity as a Member in any respect or assume any obligation or responsibility of the Company or of any other Member.

(c) To the fullest extent permitted by law, the Managing Member shall have the power and authority to delegate to one or more other Persons the Managing Member’s rights and powers to manage and control the business and affairs of the Company, including to delegate to officers, agents and employees of the Company, the Managing Member, its general partner, or its Affiliates (including officers), and to delegate by a management agreement or another agreement with, or otherwise to, other Persons. The Managing Member may authorize any Person (including any Member or officer) to enter into and perform any document on behalf of the Company.

(d) Without limiting the generality of Section 7.1(a)-(c), the Managing Member may appoint such officers as it shall deem necessary or advisable who shall hold their offices for such terms, shall have authority (subject to such conditions as may be prescribed by the Managing Member) to sign deeds, mortgages, bonds, contracts or other instruments on behalf of the Company and shall exercise such other powers and perform such other duties as shall be determined from time to time by the Managing Member. Unless otherwise determined by the Managing Member, each such officer shall hold office until his or her successor is chosen and qualified. Any officer appointed by the Managing Member may be removed at any time, with or without cause, upon notice by the Managing Member. Any vacancy occurring in any office of the Company shall be filled by the Managing Member in its sole discretion. Any number of offices may be held by the same person. The current officers of the Company, each of whom has been appointed by the Managing Member, shall be the persons listed on Exhibit B hereto.

Section 7.2 Replacement of Fiduciary Duties. Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the Managing Member or any other Indemnitee would have duties (including fiduciary duties) to the Company, to another Member, to any Person who acquires an interest in the Company or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein. The elimination of duties (including fiduciary duties) and replacement thereof with the duties expressly set forth herein are approved by the Company, each of the Members, each other Person who acquires an interest in the Company and each other Person bound by this Agreement.

Section 7.3 Indemnification.

(a) To the fullest extent permitted by law, all Indemnitees shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, joint or several, expenses

(including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, and whether formal or informal and including appeals, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee and acting (or refraining to act) in such capacity ; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Agreement, the Indemnitee acted in Bad Faith or engaged in willful misconduct or fraud or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful. Any indemnification pursuant to this Section 7.3 shall be made only out of the assets of the Company, it being agreed that the Managing Member shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Company to enable it to effectuate such indemnification.

(b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.3(a) in appearing at, participating in or defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.3, the Indemnitee is not entitled to be indemnified upon receipt by the Company of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be ultimately determined that the Indemnitee is not entitled to be indemnified as authorized by this Section 7.3.

(c) The indemnification provided by this Section 7.3 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Non-Managing Member Interests, as a matter of law, in equity or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity, and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d) The Company may purchase and maintain (or reimburse the Managing Member or its Affiliates for the cost of) insurance, on behalf of the Managing Member, its Affiliates, the Indemnitees and such other Persons as the Managing Member shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Company’s activities or such Person’s activities on behalf of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) For purposes of this Section 7.3, (i) the Company shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Company also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; (ii) excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.3(a); and (iii) action taken or omitted by an Indemnitee with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Company.

(f) In no event may an Indemnitee subject the Non-Managing Members to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.3 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h) The provisions of this Section 7.3 are for the benefit of the Indemnitees and their heirs, successors, assigns, executors and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i) No amendment, modification or repeal of this Section 7.3 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Company, nor the obligations of the Company to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.3 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.4 Limitation of Liability of Indemnitees.

(a) Notwithstanding anything to the contrary set forth in this Agreement, any Group Member Agreement, or under the Delaware Act or any other law, rule or regulation or at equity, no Indemnitee shall be liable for monetary damages or otherwise to the Company, to another Member, to any other Person who acquires an interest in a Membership Interest or to any other Person bound by this Agreement, for losses sustained or liabilities incurred, of any kind or character, as a result of its or any of any other Indemnitee’s determinations, act(s) or omission(s) in their capacities as Indemnitees; provided, however, that an Indemnitee shall be liable for losses or liabilities sustained or incurred by the Company, the other Members, any other Persons who acquire an interest in a Membership Interest or any other Person bound by this Agreement, if it is determined by a final and non-appealable judgment entered by a court of competent jurisdiction that such losses or liabilities were the result of the conduct of that Indemnitee engaged in by it in Bad Faith or engaged in willful misconduct or fraud, or, with respect to any criminal conduct, with the knowledge that its conduct was unlawful.

(b) The Managing Member may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Managing Member shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the Managing Member if such appointment was not made in Bad Faith.

(c) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company, to the Members, to any Person who acquires an interest in a Membership Interest or to any other Person bound by this Agreement, the Managing Member and any other Indemnitee acting in connection with the Company’s business or affairs shall not be liable to the Company, to any Member, to any Person who acquires an interest in a Membership Interest or to any other Person bound by this Agreement for its reliance on the provisions of this Agreement.

(d) Any amendment, modification or repeal of this Section 7.4 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.4 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.5 Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a) Whenever the Managing Member, acting in its capacity as the managing member of the Company, or any Affiliate of the Managing Member makes a determination or takes or omits to take any action in such capacity, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then, unless another lesser standard is provided for in this Agreement, the Managing Member or such Affiliate shall make such determination, or take or omit to take such action, in Good Faith. The foregoing and other lesser standards provided for in this Agreement are the sole and exclusive standards governing any such determinations, actions and omissions of the Managing Member and any Affiliate of the Managing Member and no such Person shall be subject to any fiduciary duty or other duty or obligation, or any other, different or higher standard (all of which duties, obligations and standards are hereby waived and disclaimed), under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, or under the Delaware Act or any other law, rule or regulation or at equity. Any such determination, action or omission by the Managing Member or of any Affiliate of the Managing Member will for all purposes be presumed to have been in Good Faith. In any proceeding brought by or on behalf of the Company, any Member, or any other Person who acquires an interest in the Company or any other Person who is bound by this Agreement, challenging such determination, act or omission, the Person bringing or prosecuting such proceeding shall have the burden of proving that such determination, action or omission was not in Good Faith. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the IPO Registration Statement are hereby approved by all Members and shall not constitute a breach of this Agreement or any such duty.

(b) Whenever the Managing Member makes a determination or takes or omits to take any action, or any Affiliate of the Managing Member causes the Managing Member to do so, not acting in its capacity as the managing member of the Company, whether or not under this Agreement, any Group Member Agreement or any other agreement contemplated hereby, then the Managing Member, or such Affiliate causing it to do so, are entitled, to the fullest extent permitted by law, to make such determination or to take or omit to take such action free of any fiduciary duty or duty of Good Faith or other duty or obligation existing at law, in equity or otherwise whatsoever to the Company, to another Member, to any Person who acquires an interest in the Company or to any other Person bound by this Agreement, and the Managing Member or such Affiliate causing it to do so, shall not, to the fullest extent permitted by law, be required to act in Good Faith or pursuant to any fiduciary or other duty or standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

(c) For purposes of Section 7.5(a) and Section 7.5(b) of this Agreement, “acting in its capacity as the managing member of the Company” means and is solely limited to, the Managing Member exercising its authority as a managing member under this Agreement, other than when it is “acting in its individual capacity.” For purposes of this Agreement, “acting in its individual capacity” means: (i) any action by the Managing Member or its Affiliates other than through the exercise of the Managing Member of its authority as a managing member under this Agreement; and (ii) any action or inaction by the Managing Member by the exercise (or failure to exercise) of its rights, powers or authority under this Agreement that are modified by: (A) the phrase “at the option of the Managing Member,” (B) the phrase “in its sole discretion” or “in its discretion” or (iii) some variation of the phrases set forth in clauses (i) and (ii). For the avoidance of doubt, whenever the Managing Member votes, acquires Membership Interests or transfers its Membership Interests, or refrains from voting or transferring its Membership Interests, it shall be and be deemed to be “acting in its individual capacity.”

(d) Notwithstanding anything to the contrary in this Agreement, the Managing Member and its Affiliates or any other Indemnitee shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Company Group or (ii) permit any Group Member to use any facilities or assets of the Managing Member and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the Managing Member or any of its Affiliates to enter into such contracts or transactions shall be in its sole discretion.

(e) The Members and each Person who acquires an interest in the Company or is otherwise bound by this Agreement hereby authorize the Managing Member, on behalf of the Company as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the Managing Member pursuant to this Section 7.5.

(f) For the avoidance of doubt, whenever the Managing Member or any Affiliate of the Managing Member makes a determination on behalf of the Managing Member, or cause the Managing Member to take or omit to take any action, whether in the Managing Member’s capacity as the Managing Member or in its individual capacity, the standards of care applicable to the Managing Member shall apply to such Persons, and such Persons shall be entitled to all benefits and rights of the Managing Member hereunder, including waivers and modifications of duties, protections and presumptions, as if such Persons were the Managing Member hereunder.

Section 7.6 Other Matters Concerning the Managing Member.

(a) The Managing Member may rely, and shall be protected in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The Managing Member may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters that the Managing Member reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in Good Faith and in accordance with such advice or opinion.

(c) The Managing Member shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its, the General Partner’s or the Company’s duly authorized officers, a duly appointed attorney or attorneys-in-fact.

Section 7.7 Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company shall be entitled to assume that the Managing Member and any officer of the Company or of the General Partner has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any authorized contracts on behalf of the Company, and such Person shall be entitled to deal with the Managing Member or any such officer as if it were the Company’s sole party in interest, both legally and beneficially. Each Non-Managing Member, each other Person who acquires an interest in a Membership Interest and each other party who becomes bound by this Agreement hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing Member or any such officer in connection with any such dealing. In no event shall any Person dealing with the Managing Member or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company by the Managing Member or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1 Records and Accounting. The Managing Member shall keep or cause to be kept at the principal office of the Company appropriate books and records with respect to the Company’s business. Any books and records maintained by or on behalf of the Company in the regular course of its business, including the record of the Record Holder of Units or other Membership Interests, books of account and records of Company proceedings, may be kept on, or be in the form of, computer disks, hard drives, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2 Fiscal Year. The fiscal year of the Company shall be a fiscal year ending December 31.

Section 8.3 Reports. The Managing Member shall cause to be prepared and delivered to the Members such reports, forecasts, studies, budgets and other information as the Members may reasonably request from time to time.

ARTICLE IX

TAX MATTERS

Section 9.1 Tax Returns and Information. The Company shall timely file all returns of the Company that are required for federal, state and local income tax purposes on the basis of the taxable period or year that it is required by law to adopt, from time to time, as determined by the Managing Member. In the event the Company is required to use a taxable period other than a year ending on December 31, the Managing Member shall use reasonable efforts to change the taxable period of the Company to a year ending on December 31. The tax information reasonably required by Members for federal and state income tax reporting purposes with respect to a taxable period shall be furnished to them within 90 days of the close of the calendar year in which the Company’s taxable period ends. In addition, the Company shall furnish to each Non-Managing Member any additional tax information reasonably requested by such Non-Managing Member in order to comply with its organizational documents, including additional detail regarding the source of any items of income, gain, loss, deduction, or credit allocated to such Non-Managing Member to the extent not otherwise reflected in the information provided to the Members under the preceding sentence.

Section 9.2 Tax Characterization. Unless otherwise determined by the Managing Member, the Company shall be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes and as a continuation of Rattler Midstream LP solely for U.S. federal income tax purposes under Section 708 of the Code. The Members and the Company shall not take any action that would cause the Company to be treated as a corporation for U.S. federal income tax purposes (as well as for any analogous state or local tax purposes) and shall file all tax returns consistent with the tax characterization set forth in this Section 9.2.

Section 9.3 Tax Elections.

(a) The Company shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the Managing Member’s determination that such revocation is in the best interests of the Non-Managing Members.

(b) Except as otherwise provided herein, the Managing Member shall determine whether the Company should make any other elections permitted by the Code.

Section 9.4 Tax Controversies.

(a) Subject to the provisions hereof, the Managing Member is designated as the “partnership representative” as defined in Section 6223 of the Code (the “Partnership Representative”). The Partnership Representative shall designate from time to time a “designated individual” to act on behalf of the Partnership Representative, and such designated individual shall be subject to replacement by the Partnership Representative in accordance with the Code and Treasury Regulations.

(b) The Partnership Representative shall give prompt written notice to the other Members of any and all notices it receives from the Internal Revenue Service or any other taxing authority concerning the tax matters of the Company. The Company shall reimburse the Partnership Representative for any expenses that the Partnership Representative incurs in connection with its obligations as Partnership Representative. The Partnership Representative shall not agree to extend the statute of limitations with respect to partnership items of the Company without the consent of all of the Members. No Member shall take any other action with respect to a partnership level audit item which would be binding on the other Member in computing its liability for taxes (or interest, penalties or additions to tax) without the consent of the other Members. The Partnership Representative shall not be liable to the Company or the Members for acts or omissions taken or suffered by it in its capacity as the Partnership Representative, as the case may be, in good faith; provided that such act or omission is not in willful violation of this Agreement and does not constitute gross negligence, fraud or a willful violation of law.

(c) The Partnership Representative may cause the Company to, with the consent of the Members, make the election under Section 6221(b) of the Code with respect to determinations of adjustments at the partnership level and take any other action such as filings, disclosures and notifications necessary to effectuate such election for each year for which the election may be made. If the election described in the preceding sentence is not available and to the extent applicable, if the Company receives a notice of final partnership adjustment as described in Section 6226 of the Code the Partnership Representative may, with the consent of the Members, cause the Company to make the election under Section 6226(a) of the Code with respect to the alternative to payment of imputed underpayment by the Company and take other action such as filings, disclosures and notifications necessary to effectuate such election. If the election under Section 6226(a) is not made, then the Company shall make any payment required pursuant to Section 6225 and the Members shall have the obligations set forth in Section 9.5. The Members shall reasonably cooperate with the Company and the Partnership Representative, and undertake any action reasonably requested by the Company, in connection with any elections made by the Partnership Representative or as determined to be reasonably necessary by the Partnership Representative.

Section 9.5 Withholding.

(a) If taxes and related interest, penalties or additions to taxes are paid by the Company on behalf of all or less than all the Members or former Members, including, without limitation, any payment by the Company of an imputed underpayment under Section 6225 of the Code, the Managing Member may treat such payment as a distribution of cash to such Members, treat such payment as a general expense of the Company, or require that persons who were Members of the Company in the taxable year to which the payment relates (including former Members) indemnify the Company upon request for their allocable share of that payment, in each case as determined appropriate under the circumstances by the Managing Member. The amount of any such indemnification obligation of, or deemed distribution of cash to, a Member or former Member in respect of an imputed underpayment under Section 6225 of the Code shall be reduced to the extent that the Company receives a reduction in the amount of the imputed underpayment under Section 6225(c) of the Code which, in the determination of the Managing Member, is attributable to actions taken by, the tax status or attributes of, or tax information provided by or attributable to, such Managing Member or former Member pursuant to or described in Section 6225(c) of the Code.

(b) Notwithstanding any other provision of this Agreement, the Managing Member is authorized to take any action determined, in its discretion, to be necessary or appropriate to cause the Company and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Company is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation of distribution of income or from a distribution to any Member (including by reason of Section 1446 of the Code), the amount withheld may at the discretion of the Managing Member be treated by the Company as a distribution of cash pursuant to Section 6.3 or Section 12.3(c) in the amount of such withholding from such Member.

Section 9.6 Disqualified Person. No Member will become a Disqualified Person.

ARTICLE X

ADMISSION OF MEMBERS

Section 10.1 Admission of New Members.

(a) Upon the issuance by the Company of Units to Energen and the Managing Member on the IPO Closing Date, such Persons shall, by acceptance of such Membership Interests, and upon becoming the Record Holders of such Membership Interests, be admitted to the Membership as Members in respect of the Units issued to them and be bound by this Agreement, all with or without execution of this Agreement by such Persons.

(b) Without the consent of any other Person, the Managing Member shall have the right to admit as a Member, any Person who acquires an interest in the Company, or any part thereof, from a Member or from the Company. Concurrently with the admission of such Member, the Managing Member shall forthwith (a) amend Exhibit A hereto to reflect the name and address of such new Member and to eliminate or modify, as applicable, the name and address of the transferring Member with regard to the transferred Units and (b) cause any necessary papers to be filed and recorded and notice to be given wherever and to the extent required showing the substitution of a transferee as a Member in place of the transferring Member, or the admission of a Member, in each case, at the expense, including payment of any professional and filing fees incurred, of such Member.

Section 10.2 Conditions and Limitations. The admission of any Person as a Member shall be conditioned upon such Person’s written acceptance and adoption of all the terms and provisions of this Agreement by execution and delivery of the Adoption Agreement in the form attached hereto as Exhibit C or such other written instrument(s) in form and substance satisfactory to the Managing Member on behalf of the Company.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF MEMBERS

Section 11.1 Member Withdrawal. No Member shall have the power or right to withdraw or otherwise resign or be expelled from the Company prior to the dissolution and winding up of the Company, except pursuant to a transfer in accordance with Section 4.4.

Section 11.2 Removal of the Managing Member. The Managing Member may not be removed as the managing member of the Company unless the General Partner is removed as a general partner of the Managing Member in accordance with the Partnership Agreement. The removal of the Managing Member as the managing member of the Company shall also automatically constitute the removal of the Managing Member as general partner or managing member, to the extent applicable, of the other Group Members of which the Managing Member is a general partner or a managing member. If a Person is elected as a successor Managing Member in accordance with the terms of this Section 11.2, such Person shall automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the Managing Member is a general partner or a managing member.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1 Dissolution. The Company shall not be dissolved by the admission of additional Non-Managing Members or by the admission of a successor Managing Member in accordance with the terms of this Agreement. The Company shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a) an election to dissolve the Company by the Managing Member;

(b) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware Act; or

(c) at any time there are no Members, unless the Company is continued without dissolution in accordance with the Delaware Act.

Section 12.2 Liquidator. Upon dissolution of the Company in accordance with the provisions of this Article XII, the Managing Member shall select one or more Persons to act as Liquidator. The Liquidator (if other than the Managing Member) shall be entitled to receive such compensation for its services as may be approved by the Managing Member. The Liquidator (if other than the Managing Member) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by the Managing Member. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be selected by the Managing Member. The right to select a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator selected in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing Member under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein.

Section 12.3 Liquidation. The Liquidator shall proceed to dispose of the assets of the Company, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 18-804 of the Delaware Act and the following:

(a) The assets may be disposed of by public or private sale or by distribution in kind to one or more Members on such terms as the Liquidator and such Member or Members may agree. If any property is distributed in kind, the Member receiving the property shall be deemed for purposes of Section 12.3(c) to have received cash equal to its Net Agreed Value; and contemporaneously therewith, appropriate cash distributions must be made to the other Members. The Liquidator may defer liquidation or distribution of the Company’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Company’s assets would be impractical or would cause undue loss to the Members. The Liquidator may distribute the Company’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Members.

(b) Liabilities of the Company include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.2) and amounts to Members otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c) All property and all cash in excess of that required to satisfy or discharge liabilities as provided in Section 12.3(b) shall be distributed to the Members in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.3(c)) for the taxable period of the Company during which the liquidation of the Company occurs (with such date of occurrence being determined pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable period (or, if later, within 90 days after said date of such occurrence).

Section 12.4 Cancellation of Certificate of Formation. Upon the completion of the distribution of Company cash and property as provided in Section 12.3 in connection with the liquidation of the Company, the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Company shall be taken.

Section 12.5 Return of Contributions. The Managing Member shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Company to enable it to effectuate, the return of the Capital Contributions of the Members or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from assets of the Company.

Section 12.6 Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company property.

Section 12.7 Capital Account Restoration. No Non-Managing Member shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Company. The Managing Member shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Company by the end of the taxable year of the Company during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT

Section 13.1 Amendments. This Agreement may be amended, supplemented, waived or modified by the written consent of the Managing Member in its sole discretion without the approval of any other Member or other Person; provided that except as otherwise provided herein, no amendment may modify the limited liability of any Member, or increase the liabilities or obligations of any Member, in each case, without the consent of each such affected Member. Any amendment to this Agreement may be implemented and reflected in a writing executed solely by the Managing Member, and the Non-Managing Member(s) shall be deemed a party to and bound by such amendment.

ARTICLE XIV

GENERAL PROVISIONS

Section 14.1 Addresses and Notices; Written Communications.

(a) Any notice, demand, request, report or proxy materials required or permitted to be given or made to the Members under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Members at the address described below. Any notice, payment or report to be given or made to the Members hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Membership Interests at his address as shown in the records of the Company, regardless of any claim of any Person who may have an interest in such Membership Interests by reason of any assignment or otherwise. Notwithstanding the foregoing, if (i) the Members shall consent to receiving notices, demands, requests, reports or proxy materials via electronic mail or by the Internet or (ii) the rules of the Commission shall permit any report or proxy materials to be delivered electronically or made available via the Internet, any such notice, demand, request, report or proxy materials shall be deemed given or made when delivered or made available via such mode of delivery. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 14.1(a) executed by the Managing Member or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report given or made in accordance with the provisions of this Section 14.1(a) is returned marked to indicate that such notice, payment or report was unable to be delivered, such notice, payment or report and, in the case of notices, payments or reports returned by the United States Postal Service (or other physical mail delivery mail service outside the United States of America), any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Company of a change in his address) or other delivery if they are available for the Member at the principal office of the Company for a period of one year from the date of the giving or making of such notice, payment or report to the other Members. Any notice to the Company shall be deemed given if received by the Managing Member at the principal office of the Company designated pursuant to Section 2.3. The Managing Member may rely and shall be protected in relying on any notice or other document from any Member or other Person if believed by it to be genuine.

(b) The terms “in writing,” “written communications,” “written notice” and words of similar import shall be deemed satisfied under this Agreement by use of e-mail and other forms of electronic communication.

Section 14.2 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 14.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 14.4 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 14.5 Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company.

Section 14.6 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 14.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

Section 14.8 Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury; Attorney Fees.

(a) This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

(b) Each of the Members and each Person holding any beneficial interest in the Company (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise):

(i) irrevocably agrees that any claims, suits, actions or proceedings (A) arising out of or relating in any way to this Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of this Agreement or the duties, obligations or liabilities among Members or of Members to the Company, or the rights or powers of, or restrictions on, the Members or the Company), (B) brought in a derivative manner on behalf of the Company, (C) asserting a claim of breach of a fiduciary or other duty owed by any director, officer, or other employee of the Company or the General Partner, or owed by the Managing Member, to the Company or the Non-Managing Members, (D) asserting a claim arising pursuant to any provision of the Delaware Act or (E) asserting a claim governed by the internal affairs doctrine shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), in each case regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims;

(ii) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction) in connection with any such claim, suit, action or proceeding;

(iii) agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of the Court of Chancery of the State of Delaware or of any other court to which proceedings in the Court of Chancery of the State of Delaware may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper;

(iv) expressly waives any requirement for the posting of a bond by a party bringing such claim, suit, action or proceeding;

(v) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such services shall constitute good and sufficient service of process and notice thereof; provided, nothing in this clause (v) shall affect or limit any right to serve process in any other manner permitted by law;

(vi) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING; and

(vii) agrees that if such Member or Person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought in any such claim, suit, action or proceeding, then such Member or Person shall be obligated to reimburse the Company and its Affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys’ fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

Section 14.9 Invalidity of Provisions. If any provision or part of a provision of this Agreement is or becomes for any reason, invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions and part thereof contained herein shall not be affected thereby and this Agreement shall, to the fullest extent permitted by law, be reformed and construed as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provision or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.

Section 14.10 Consent of Members. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

Section 14.11 Facsimile and Email Signatures. The use of facsimile signatures and signatures delivered by email in portable document format (.pdf) or similar format affixed in the name and on behalf of the Company on certificates representing Membership Interests is expressly permitted by this Agreement.

Section 14.12 Third-Party Beneficiaries. Each Member agrees that any Indemnitee shall be entitled to assert rights and remedies hereunder as a third-party beneficiary hereto with respect to those provisions of this Agreement affording a right, benefit or privilege to such Indemnitee.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Rattler Midstream LP, by Rattler Midstream GP LLC, its general partner

By:
Name:
Title:

Energen Resources Corporation

By:
Name:
Title:

[Signature Page to Second Amended and Restated Limited Liability Company Agreement]

EXHIBIT A

Unitholders

Name	Address	Number of Units
Rattler Midstream LP	500 West Texas Ave., Suite 1200, Midland, TX 79701
Energen Resources Corporation	500 West Texas Ave., Suite 1200, Midland, TX 79701

EXHIBIT B

Officers

Travis D. Stice	Chief Executive Officer

Matthew Kaes Van’t Hof	President

Teresa L. Dick	Executive Vice President, Chief Financial Officer and Assistant Secretary

P. Matt Zmigrosky	Executive Vice President, Secretary and General Counsel

EXHIBIT C

Adoption Agreement

This Adoption Agreement is executed by the undersigned pursuant to the Second Amended and Restated Limited Liability Company Agreement of Rattler Midstream Operating LLC (the “Company”), dated as of                 , 2019, as amended, restated or supplemented from time to time, a copy of which is attached hereto and is incorporated herein by reference (the “Agreement”). By the execution of this Adoption Agreement, the undersigned agrees as follows:

1.

Acknowledgment. The undersigned acknowledges that he/she is acquiring                  Units of the Company as a Member, subject to the terms and conditions of the Agreement (including the Exhibits thereto), as amended from time to time. Capitalized terms used herein without definition are defined in the Agreement and are used herein with the same meanings set forth therein.

2.

Agreement. The undersigned hereby joins in, and agrees to be bound by, subject to, and enjoy the benefit of the applicable rights set forth in, the Agreement (including the Exhibits thereto), as amended from time to time, with the same force and effect as if he/she were originally a party thereto.

3.	Notice. Any notice required or permitted by the Agreement shall be given to the undersigned at the address listed below.

EXECUTED AND DATED on this              day of             , 20    .

[NAME]

By:
Name:
Title:

Notice Address:

Facsimile:

SCHEDULE 5.3 (a)

Capital Account Balance

Member	Capital Account Balance
Rattler Midstream LP	$
Energen Resources Corporation	$

APPENDIX C

GLOSSARY OF TERMS

Basin: A large depression on the earth’s surface in which sediments accumulate.

Bbl or barrel: One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to crude oil, NGLs or other liquid hydrocarbons.

Bbl/d: Bbl per day.

Bench: Development at different geologic strata.

BBoe: One billion barrels of crude oil equivalent.

Boe/d: Boe per day.

Boe: Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

Bpm: Barrels per month.

Brent: Brent sweet light crude oil, a crude oil pricing benchmark.

British Thermal Unit or Btu: The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Completion: The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or crude oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Condensate: Liquid hydrocarbons associated with the production that is primarily natural gas.

Crude oil: Liquid hydrocarbons retrieved from geological structures underground to be refined into fuel sources.

Differential: An adjustment to the price of crude oil or natural gas from an established spot market price to reflect differences in the quality and/or location of crude oil or natural gas.

DOT: The U.S. Department of Transportation.

Dry hole or dry well: A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

EIA: The U.S. Energy Information Administration.

EPA: The U.S. Environmental Protection Agency.

EUR: Estimated ultimate recovery, measured as the sum of reserves remaining as of a given date and cumulative production as of that date.

Exploitation: A development or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

FERC: The U.S. Federal Energy Regulatory Commission.

Field: The general area encompassed by one or more crude oil or natural gas reservoirs or pools that are located on a single geologic feature, that are otherwise closely related to the same geologic feature (either structural or stratigraphic).

Gross acres or gross wells: The total acres or wells, as the case may be, in which a working interest is owned.

Horizontal drilling: A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle with a specified interval.

Horizontal wells: Wells drilled directionally horizontal to allow for development of structures not reachable through traditional vertical drilling mechanisms.

Hydraulic Fracturing: The process of creating and preserving a fracture or system of fractures in a reservoir rock typically by injecting a fluid under pressure through a wellbore and into the targeted formation.

Hydrocarbon: An organic compound containing only carbon and hydrogen.

IRS: The Internal Revenue Service.

JOBS Act: The Jumpstart Our Business Startups Act of 2012.

MAOP: maximum allowable operating pressure.

MBbl/d: One thousand barrels per day.

MBbl: One thousand barrels.

MBoe/d: MBoe per day.

MBoe: One thousand barrels of crude oil equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Mcf/d: One thousand cubic feet of natural gas per day.

Mcf: One thousand cubic feet of natural gas.

Mineral interests: The interests in ownership of the resource and mineral rights, giving an owner the right to profit from the extracted resources.

MMBbl/d: One million barrels per day.

MMBbl: One million barrels.

MMBoe: One million barrels of crude oil equivalent.

MMBoe/d: One million barrels of crude oil equivalent per day.

MMBtu: One million British Thermal Units.

MMcf/d: One million cubic feet per day.

MMcf: One million cubic feet of natural gas.

Nasdaq: The Nasdaq Global Select Market.

Natural Gas: Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

Net acres or net wells: The sum of the fractional working interest owned in gross acres.

Net revenue interest: An owner’s interest in the revenues of a well after deducting proceeds allocated to royalty and overriding interests.

NGLs or natural gas liquids: Natural gas liquids, which consist primarily of ethane, propane, isobutane, normal butane and natural gasoline.

Oil and natural gas properties: Tracts of land consisting of properties to be developed for crude oil and natural gas resource extraction.

Operator: The individual or company responsible for the exploration and/or production of a crude oil or natural gas well or lease.

PHMSA: Pipeline and Hazardous Materials Safety Administration.

Play: A set of discovered or prospective crude oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.

Plugging and abandonment: Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

Productive well: A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

Proved developed producing reserves: Reserves expected to be recovered from existing completion intervals in existing wells.

Proved reserves: The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved undeveloped reserves: Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion: The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

Reserves: Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a net revenue interest in the production, installed means of delivering crude oil and natural gas or related substances to the market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Reservoir: A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or crude oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

SEC: The U.S. Securities and Exchange Commission.

Securities Act: The Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

Spacing: The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies.

SWD: Saltwater disposal.

Tcf: One trillion cubic feet of natural gas.

Throughput: The volume of product transported or passing through a pipeline, plant, terminal or other facility.

Tight formation: A formation with low permeability that produces natural gas with very low flow rates for long periods of time.

Working interest: An operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

WTI: West Texas Intermediate, a crude oil pricing benchmark.

Rattler Midstream LP

33,333,333 Common Units

Representing Limited Partner Interests

PROSPECTUS

            , 2019

Joint Book-Running Managers

Credit Suisse	BofA Merrill Lynch	J.P. Morgan
Barclays		Citigroup
Goldman Sachs & Co. LLC		Wells Fargo Securities

Senior Co-Managers

Capital One Securities	Scotia Howard Weil
SunTrust Robinson Humphrey	UBS Investment Bank

Co-Managers

Evercore ISI	Morgan Stanley	RBC Capital Markets
Simmons Energy | A Division of Piper JaffraySM		Tudor, Pickering, Holt & Co.
Raymond James	Seaport Global Securities	Northland Capital Markets
PNC Capital Markets LLC	TD Securities

Through and including                , 2019 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, the amounts set forth below are estimates.

SEC registration fee	$88,274
FINRA filing fee	109,750
Nasdaq listing fee	150,000
Printing and engraving expenses	750,000
Fees and expenses of legal counsel	3,500,000
Accounting fees and expenses	600,000
Transfer agent and registrar fees	2,000
Miscellaneous	25,000

Total	$5,225,024

Item 14. Indemnification of Directors and Officers

The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which Rattler Midstream LP and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. Diamondback will purchase insurance covering the general partner’s officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Item 15. Recent Sales of Unregistered Securities

In July 2018, in connection with the formation of the partnership, Rattler Midstream LP issued to Rattler Midstream GP LLC a general partner interest in the partnership for no consideration and Rattler Midstream LP issued to Diamondback Energy, Inc. one Class B Unit for $100 and one common unit in the partnership in offerings exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits: The list of exhibits preceding the signature page of this registration statement is incorporated herein by reference.

(b) Financial Statement Schedules. See page F-1 for an index to the financial statements and schedules included in the registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securitiesin, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit number	Description

1.1**	Form of Underwriting Agreement (including form of Lock-Up Agreement)

2.1**+

Amended and Restated Contribution Agreement among Diamondback Energy, Inc., Diamondback E&P LLC, Diamondback O&G LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), dated as of July 31, 2018

2.2**+	Contribution Agreement among Diamondback Energy, Inc., Diamondback E&P LLC, Energen Resources Corporation, Rattler Midstream Operating LLC and Tall City Towers LLC, effective as of January 1, 2019

3.1**	Certificate of Limited Partnership of Rattler Midstream LP (formerly Rattler Midstream Partners LP)

3.2**	Certificate of Amendment to the Certificate of Limited Partnership of Rattler Midstream LP (formerly Rattler Midstream Partners LP)

3.3	Form of First Amended and Restated Agreement of Limited Partnership of Rattler Midstream LP (included as Appendix A in the prospectus included in this Registration Statement)

3.4**	Certificate of Formation of Rattler Midstream Operating LLC (formerly White Fang Energy LLC) (previously filed as Exhibit 3.3)

3.5**	Certificate of Amendment to the Certificate of Formation of Rattler Midstream Operating LLC (formerly White Fang Energy LLC) (previously filed as Exhibit 3.4)

3.6**	Certificate of Amendment to the Certificate of Formation of Rattler Midstream Operating LLC (formerly Rattler Midstream LLC)

3.7	Form of Second Amended and Restated Limited Liability Company Agreement of Rattler Midstream Operating LLC (included as Appendix B in the prospectus included in this Registration Statement)

3.8**	Certificate of Formation of Rattler Midstream GP LLC (previously filed as Exhibit 3.6)

3.9**	Form of First Amended and Restated Limited Liability Company Agreement of Rattler Midstream GP LLC

5.1	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered

10.1**#	Form of Rattler Midstream LP 2019 Long-Term Incentive Plan

10.2**	Form of Services and Secondment Agreement

10.3**	Form of Rattler LLC Credit Agreement

10.4**†	Gas Gathering and Compression Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of January 1, 2018

10.5**†	First Amendment to Gas Gathering and Compression Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of September 5, 2018

10.6**†	Amended and Restated Crude Oil Gathering Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of January 1, 2018

10.7**†

Amended and Restated Produced and Flowback Water Gathering and Disposal Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of January 1, 2018

10.8**†	Freshwater Purchase and Services Agreement by and between Diamondback E&P LLC and Rattler Midstream Operating LLC (formerly Rattler Midstream LLC), effective as of January 1, 2018

10.9**	Form of Exchange Agreement

Exhibit number	Description

10.10**	Form of Registration Rights Agreement

10.11**#	Form of Indemnification Agreement

10.12**	Form of Tax Sharing Agreement

10.13**	Form of Equity Contribution Agreement

10.14**#	Form of Phantom Unit Agreement

10.15**

Lease Agreement, dated as of April 19, 2011, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on June 11, 2012).

10.16**

Lease Amendment No. 1 to Lease Agreement, dated as of June 6, 2011, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on May 8, 2012).

10.17**

Lease Amendment No. 2 to Lease Agreement, dated as of August 5, 2011, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on May 8, 2012).

10.18**

Lease Amendment No. 3 to Lease Agreement, dated as of September 28, 2011, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on May 8, 2012).

10.19**

Lease Amendment No. 4 to Lease Agreement, dated February 6, 2012, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on May 8, 2012).

10.20**

Lease Amendment No. 5 to Lease Agreement, dated as of July 25, 2012, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.36 to Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-179502, filed by Diamondback Energy, Inc. with the SEC on October 2, 2012).

10.21**

Lease Amendment No. 6 effective May 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Windsor Permian LLC (incorporated by reference to Exhibit 10.39 to the Form 10-K/A, file No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on April 10, 2013).

10.22**

Lease Amendment No. 7 effective September 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.4 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on August 8, 2013).

10.23**

Lease Amendment No. 8 effective October 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.5 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on August 8, 2013).

10.24**

Lease Amendment No. 9 effective August 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.6 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2013).

Exhibit number	Description

10.25**

Lease Amendment No. 10 effective October 1, 2013 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.7 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2013).

10.26**

Lease Amendment No. 11 effective July 31, 2014 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.1 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2015).

10.27**

Lease Amendment No. 12 effective October 23, 2014 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.2 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2015).

10.28**

Lease Amendment No. 13 effective October 30, 2014 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.3 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2015).

10.29**

Lease Amendment No. 14 effective November 10, 2014 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.4 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2015).

10.30**

Lease Amendment No. 15 effective November 10, 2014 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.5 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2015).

10.31**

Lease Amendment No. 16 effective April 1, 2015 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.6 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2015).

10.32**

Lease Amendment No. 17 effective June 1, 2015 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC (incorporated by reference to Exhibit 10.7 to the Form 10-Q, File No. 001-35700, filed by Diamondback Energy, Inc. with the SEC on November 5, 2015).

10.33**	Lease Amendment No. 18 effective January 16, 2017 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC.

10.34**	Lease Amendment No. 19 effective January 16, 2017 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC.

10.35**	Lease Amendment No. 20 effective January 16, 2017 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC.

10.36**	Lease Amendment No. 21 effective October 4, 2017 to Lease Agreement dated as of April 19, 2011, as amended, by and between Fasken Midland, LLC and Diamondback E&P LLC.

10.37**	Lease Amendment No. 22 effective March 6, 2018 to Lease Agreement dated as of April 19, 2011, as amended, by and between Tall City Towers LLC and Diamondback E&P LLC.

10.38**	Lease Amendment No. 23 effective September 1, 2018 to Lease Agreement dated as of April 19, 2011, as amended, by and between Tall City Towers LLC and Diamondback E&P LLC.

10.39**	Lease Amendment No. 24 effective September 1, 2018 to Lease Agreement dated as of April 19, 2011, as amended, by and between Tall City Towers LLC and Diamondback E&P LLC.

Exhibit number	Description

10.40**	Lease Amendment No. 25 effective September 20, 2018 to Lease Agreement dated as of April 19, 2011, as amended, by and between Tall City Towers LLC and Diamondback E&P LLC.

21.1**	List of Subsidiaries of Rattler Midstream LP

23.1	Consent of Grant Thornton LLP

23.2	Consent of Grant Thornton LLP

23.3	Consent of Grant Thornton LLP

23.4	Consent of Akin Gump Strauss Hauer & Feld LLP (contained in Exhibit 5.1)

23.5**	Consent of Director Nominee, Laurie H. Argo

23.6**	Consent of Director Nominee, Arturo Vivar

23.7**	Consent of Director Nominee, Steven E. West

24.1**	Powers of Attorney (contained on the signature page to this Registration Statement)

**	Previously filed.
#	Compensatory plan, contract or arrangement.
+

The schedules (or similar attachments) referenced in this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule (or similar attachment) will be furnished supplementally to the Securities and Exchange Commission upon request.

†

Confidential treatment has been requested for certain portions thereof pursuant to a Confidential Treatment Request filed with the Securities and Exchange Commission. Such provisions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on May 13, 2019.

RATTLER MIDSTREAM LP
By:	Rattler Midstream GP LLC, its general partner

By:	/s/ Travis D. Stice
Travis D. Stice Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on May 13, 2019.

/s/ Travis D. Stice Travis D. Stice	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Teresa L. Dick Teresa L. Dick	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Matthew Kaes Van’t Hof Matthew Kaes Van’t Hof	Director